As filed with the Securities and Exchange Commission on April 26, 2011
Registration No.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

THUNDER MOUNTAIN GOLD, INC.
(Exact Name of Registrant as Specified in its Charter)

Nevada	1040	**91-1031015**
(State of Incorporation)	*(Primary Standard Industrial Code No.)*	*(IRS Employer Identification No.)*

5248 W. Chinden Blvd.
Garden City, Idaho
208) 658-1037
(Address, Including Zip Code, and Telephone Number,
Including Area Code of Registrant's Principal Executive Offices)

Eric T. Jones.
5248 W. Chinden Blvd.
Garden City, Idaho
(208) 658-1037
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

with copy to
Charles A. Cleveland, Esq.,
Suite 660, 316 West Boone Avenue, Spokane, WA 99201-2353
509.326.1029 509.326.1872(facsimile)

Approximate Date of Commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions "large accelerated filer," "accelerated file," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer (Do not check if a smaller reporting company)	☐	Smaller reporting company	☑

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Offering Price Per Share	Proposed Aggregate Offering Price	Amount Of Registration Fee
Common Stock	7,676,271	$0.3255	2,498,626.21	290.09
Total	7,676,271	$ $0.3255	$ 2,498,626.21	$ 290.09 ^(1,2,3)

(1)   All of the Registrant's common stock, par value $0.0001 per share, offered hereby are being offered for the account of Selling Shareholders named in this Prospectus. Pursuant to Rule 416 under the Securities Act of 1933, this Registration Statement will cover such indeterminate number of the Registrant's common stock that may be issued with respect to share splits, share dividends and similar transactions.

(2)   Price per share shown is the average of the high and low prices as reported on the OTCQB on April 15, 2011.

(3)   Estimated solely for the purposes of computing the registration fee in accordance with Rule 457 of the Securities Act of 1933, as amended.

The information contained in this prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission and these securities may not be sold until that registration statement becomes effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS **Subject to Completion, Dated *******, 2011**

THUNDER MOUNTAIN GOLD, INC.
A NEVADA CORPORATION

7,676,271 Shares of Common Stock

This Prospectus relates to the registration of 7,676,271 shares of common stock (the "Shares") representing 28.42% of our current outstanding common stock.

We are registering these Shares to enable the Selling Shareholders to resell their Shares from time to time. The Shares are being registered pursuant to the requirements of an agreement among us and the Selling Shareholders, which requires us to register their Shares to permit them to sell the Shares from time to time in the public market.

We are not selling any securities under this Prospectus and will not receive any of the proceeds from the sale of the Shares offered by this prospectus. The Selling Shareholders previously purchased the Shares pursuant to certain exemptions from registration.

The Shares covered by this prospectus may be offered or sold from time to time directly to purchasers or through agents, underwriters, brokers or dealers at prevailing market or privately negotiated prices and on other terms to be determined at the time of sale. See "Plan of Distribution."

Our shares of common stock are traded on the Pink Sheets (the "OTCQB") under the symbol "THMG" and on the TSX-Venture Exchange ("TSX-V") under the symbol "THM." On March 25, 2011, the closing price of our common stock on the OTCBB was $0.27 per share and the closing price of our common stock on the TSX-V was CDN$0.30

Investing in our common stock involves risks. See "Risk Factors" beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is *******, 2011

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS 3
PROSPECTUS SUMMARY 4
RECENT DEVELOPMENTS 5
SUMMARY FINANCIAL DATA 6
RISK FACTORS 7
USE OF PROCEEDS 13
DILUTION 13
SELLING SHAREHOLDERS 14
PLAN OF DISTRIBUTION 17
OUR BUSINESS 20
PROPERTIES 21
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATION 27
LEGAL PROCEEDINGS 31
MANAGEMENT 32
EXECUTIVE COMPENSATION 35
PRINCIPAL STOCKHOLDERS 37
TRANSACTIONS AND BUSINESS RELATIONSHIPS WITH MANAGEMENT AND PRINCIPAL SHAREHOLDERS 39
DESCRIPTION OF SECURITIES 40
EQUITY COMPENSATION PLAN INFORMATION 43
MARKET FOR COMMON EQUITY & RELATED STOCKHOLDER MATTERS 43
CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES 45
LEGAL MATTERS 48
EXPERTS 48
INTERESTS OF EXPERTS AND COUNSEL 48
INDEMNIFICATION OF DIRECTORS AND OFFICERS 48
WHERE YOU CAN FIND MORE INFORMATION 48
FINANCIAL STATEMENTS 49
PART II - INFORMATION NOT REQUIRED IN PROSPECTUS 71
Item 13. Other Expenses of Issuance and Distribution 71
Item 14. Indemnification of Directors and Officers 71
Item 15. Recent Sales of Unregistered Securities 71
Item 16. Exhibits and Financial Statement Schedules 74

You should rely only on the information contained in this Prospectus. We have not, and the selling security holder has not, authorized anyone to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not, and the selling security holder is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. In this prospectus, “the Company,” “we,” “us” and “our” refer to Thunder Mountain Gold, Inc., a Nevada corporation, unless the context otherwise requires.

FORWARD LOOKING STATEMENTS

Cautionary Statement about Forward-Looking Statements

This prospectus contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern our anticipated results and developments in our operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of our management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as as "may," "will," "could," "anticipate," "believe," "should," "estimate," "expect," "intend," "plan," "predict," "project," "will likely result,", "occur" or "to be achieved", "be taken", "will continue," or similar expressions identify forward-looking statements *and are not statements of historical fact.*

With respect to forward-looking statement and information contained in this prospectus, we have made assumptions regarding, among other things:

- metals prices and price volatility;
- costs of exploration;
- risks and hazards of mining exploration;
- ability to secure sufficient financing to continue exploration;
- remediation, reclamation, and environmental costs;
- cash flow;
- currency fluctuations and currency exchange regulations;
- project development risks;
- changes in, and compliance with, environmental laws and policies;
- financial or regulatory accounting principles or policies imposed by governing bodies;
- our ability to obtain financing for working capital, exploration costs and the repayment of any future maturing debt;
- capital market conditions, including interest rate fluctuations and capital availability;
- new federal, state and local laws that could have adverse effects on operating results;
- legal and regulatory proceedings and issues;
- the impact of any acquisitions or dispositions of assets, entities, or mining properties;
- employee workforce factors, including the loss of key executives; and
- general political, economic and financial market conditions.

Our expectations, beliefs and projections are expressed in good faith and are believed by us to have a reasonable basis including, without limitation, our examination of historical operating trends, data contained in records and other data available from third parties, but there can be no assurance that our expectations, beliefs or projections will be achieved or accomplished.

This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further under the sections titled "Risk Factors", "Business" and "Management's Discussion and Analysis of Financial Condition and Operating Results" of this prospectus. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We disclaim any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events, except as required by law.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for us to predict all such factors, nor can we assess the impact of any such factor on the business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

We qualify all the forward-looking statements contained in this prospectus by the foregoing cautionary statements.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in the common stock. You should carefully read the entire prospectus, including "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements, before making an investment decision

In this prospectus all references to "$" or "dollars" mean the U.S. dollar, and unless otherwise indicated all currency amounts in this prospectus are stated in U.S. dollars. All references to "Cdn.$" refer to the Canadian dollar. All financial statements have been prepared in accordance with accounting principles generally accepted in the United States and are reported in U.S. dollars.

The Offering

Shares Offered	7,676,271 shares of Common Stock
Offering	The Selling Shareholders may offer their shares from time to time through one or more underwriters, brokers or dealers, on the OTC Bulletin Board at market prices prevailing at the time of sale, in one or more negotiated transactions at prices acceptable to the Selling Shareholders, or in private transactions. See "Plan of Distribution."
Use of Proceeds	The proceeds from the sale of the shares covered by this prospectus will be received by the Selling Shareholders. See "Use of Proceeds."
OTCQB Market Symbol	"THMG"
TSX-V Market Symbol	"THM"
Risk Factors	Investing in our securities involves risks. See "Risk Factors" beginning on page 10 for a discussion of factors that you should consider carefully before deciding to purchase our common stock.

Use of Proceeds

This is an offering by the Selling Shareholders of up to 7,676,271 **s**hares of common stock.

Plan of Distribution

We will not receive any proceeds from the sale of 7,676,271 shares by the Selling Shareholders which they now own for their own, individual accounts. We have prepared the registration statement of which this prospectus is a part, and we are paying the costs of the registration statement. We are solely responsible for the content of the registration statement and of this prospectus. We have not engaged an underwriter for the offering made by Selling Shareholders. Selling Shareholders have advised us that none of them have engaged an underwriter for the offering. We expect the individual Selling Shareholders to make their own decisions as to if and when to sell their shares and, in general, to place their respective shares in their individual accounts at their own securities broker-dealers and request the entry of sell orders against their stock positions.

Selling Shareholders may sell their shares in open market or block transactions or otherwise in accordance with the rules of the OTC Bulletin Board, or in private transactions, at prices related to the prevailing market prices or at negotiated prices. Selling Shareholders may effect such transactions by selling shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from Selling Shareholders for whom such broker-dealers may act as agent or to whom they sell as principal or both. Upon any sale of shares offered hereby, Selling Shareholders and participating broker-dealers or selling agents may be deemed to be "underwriters" as that term is defined in the Securities Act, in which event any discounts, concessions or commissions they receive, which are not expected to exceed those customary in the types of transactions involved, or any profit on resales of the shares by them, may be deemed to be underwriting commissions or discounts under the Securities Act.

Minimum Number of Shares to Be Sold in This Offering

No minimum number.

Common Stock Outstanding

27,001,740 shares of our common stock are issued and outstanding as of March 25, 2011.

Our Address and Telephone Number

Our principal address is 5248 Chinden, Boise, Idaho 83714, and our telephone number is (208) 658-1037. The address of our web site is www.thundermountaingold.com. The information contained on our website is not a part of this Prospectus.

RECENT DEVELOPMENTS

Newmont Mining Exploration Agreement

Effective March 21, 2011, we entered into a *Minerals Lease and Agreement* with Newmont Mining Corporation that will advance our Trout Creek Project located in Lander County, Nevada. The agreement expands our exploration area by adding 9,565 leased acres to our existing 60 unpatented mining claims (1,200 acres) staked in 2007, The Agreement also provides us additional geophysical information, as well as geochemical and drill data from previous Newmont exploration projects on the properties. Under the terms of the Agreement, we are responsible for conducting the exploration program and obligated to expend a minimum of $150,000 over the next two years, with additional expenditures possible in future years

SUMMARY FINANCIAL DATA

The following table provides summary historical financial and operating data for the periods indicated. You should read this information in conjunction with "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operation" and our financial statements and the related notes incorporated by reference into this prospectus.

Summary Balance Sheet

Thunder Mountain Gold, Inc.
(An Exploration Stage Company)
Consolidated Balance Sheet Comparison
December 31,2006 through 2010

	2010	2009	2008	2007	2006
ASSETS					
Current assets:					
Cash and cash equivalents	$298,232	$ 266,207	$ 203,133	$ 499,777	$ 1,054,927
Prepaid expenses and other assets	23,118	61,067	36,991	2,987	1,544
Federal and State Income Tax refunds receivable	-	-	-	194,581	107,439
Total current assets	321,350	327,274	240,124	697,345	1,163,910
Investments (Non-Current)	-	-	-	1,565	1,565
Property, plant, equipment, and mining claims:					
South Mountain Mines property	357,497	357,497	357,497	357,497	-
Plant and equipment, net	23,109	35,536	57,851	52,197	31,781
Mining properties and claims	59,930	49,030	19,500	-	-
Total property, plant, equipment and mining leaseholds	440,536	442,063	434,848	409,694	31,781
Deferred financing costs	172,653	-	-	-	-
Total assets	**$ 934,539**	**$ 769,337**	**$ 674,972**	**$1,108,604**	**$1,197,256**
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)					
Current liabilities:					
Accounts payable	$52,617	$ 53,895	$ 73,144	$ 15,358	$ 8,035
Accounts payable and interest – related party	-	13,408	-	-	-
Deferred salaries	-	21,000	-	-	-
Convertible related party note payable	-	32,300	-	-	-
Note payable	-	50,000	-	-	-
Total current liabilities	52,617	170,603	73,144	15,358	8,035
Long-term liabilities:					
Warrant Liabilities	1,589,171				
Total liabilities	1,641,788				
Stockholders' equity (deficit):					
Preferred stock; $0.0001 par value, 5,000,000 shares authorized; no shares issued or outstanding	-	-	-	-	-
Common stock; $0.05 par value, 12,000,000 shares authorized; 11,929,580 and 8,069,327 shares issued and outstanding	-	-	-	596,479	403,466
Common stock; $0.001 par value, 200,000,000 shares authorized; 27,001,740, 18,583,469 and 14,764,580 shares issued and outstanding, respectively	27,002	18,584	14,765	-	-
Additional paid-in capital	2,452,644	2,115,523	1,561,492	422,728	319,007
Less: 11,700 shares of treasury stock, at cost	(24,200)	(24,200)	(24,200)	(24,200)	(24,200)
Deficit accumulated prior to 1991	(212,793)	(212,793)	(212,793)	(212,793)	(212,793)
Accumulated deficit during the exploration stage	(2,949,902)	(1,298,380)	(737,436)	311,032	703,741
Total stockholders' equity (deficit)	(707,249)	598,734	601,828	1,093,246	1,189,221
Total liabilities and stockholders' equity (deficit)	**$ 934,539**	**$ 769,337**	**$ 674,972**	**$ 1,108,604**	**$ 1,197,256**

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below as well as the other information contained in this prospectus before deciding to purchase any shares of our common stock. Our business, operations, and financial condition are subject to various risks. This is particularly true since we are in the business of conducting exploration for minerals. In addition, the trading price of our common stock could decline due to any of these risks and you might lose all or part of your investment. We urge you to consider the following risk factors:

Risks Related to Our Business

We have no income and resources and we expect losses to continue for at least the next three years.

Our only continuing source of funds is through sales of equity positions received from investors, which may not be sufficient to sustain our operations. Any additional funds required would have to come from the issuance of debt or the sale of our common stock. There is no guarantee that funds would be available from either source. If we are unsuccessful in raising additional funds, we will not be able to develop our properties and will be forced to liquidate assets.

We have never earned revenues and we have never been profitable. Prior to completing exploration on our mineral properties, we anticipate that we will incur increased operating expenses without realizing any revenues. We therefore expect to incur significant losses into the foreseeable future. If we are unable to generate financing to continue the exploration of our mineral properties, we will fail and you will lose your entire investment.

We have no proven reserves.

No proven reserves have been discovered at any of the exploration properties where we have mineral rights. Although we have geological reports and assay reports that indicate possible mineralized material on South Mountain and our other properties, the probability of any of the exploration properties ever having reserves that are commercially viable is remote. The failure to locate proved reserves at the exploration properties we own would render those properties valueless. If those mineral rights are found to be valueless, or if we run out of funds prior to discovering proved reserves at these locations, then we may have to cease operations, which would impair the value of our common stock to the point investors may lose their entire investment.

We will likely need to raise additional capital to continue our mineral exploration activities, and if we fail to obtain the capital necessary to fund our mineral exploration activities, we will be unable to continue our exploration efforts and may have to cease operations.

At December 31, 2010, we had cash and cash equivalents of $298,000. To date we have relied on recent private placement financings in order to fund exploration of our properties and to pursue additional exploration at other mineral properties. While our financing requirements may be reduced if we successfully extract valuable minerals, any impairment in our ability to raise additional funds through financings would reduce the available funds for the exploration of the properties, including additional exploration activities, with the result that our plan of operations may be adversely affected and potential recoveries reduced or delayed. We believe we currently have working capital to meet our current operating and capital requirements for the next 12 months. However, we have based this estimate on assumptions that may prove to be wrong, and we cannot assure that estimates and assumptions will remain unchanged. For the year ended December 31, 2010 net cash used for operating activities was $1,127,142. Our future liquidity and capital requirements will depend on many factors, including timing, cost and progress of our exploration efforts, our evaluation of, and decisions with respect to, our strategic alternatives, and costs associated with the regulatory approvals. If it turns out that we do not have enough money to complete our exploration programs, we will try to raise additional funds from public offerings, private placements or loans.

We know that additional financing will be required in the future to fund our planned operations. We do not know whether additional financing will be available when needed or on acceptable terms, if at all. If we are unable to raise additional financing when necessary, we may have to delay our exploration efforts or any property acquisitions or be forced to cease operations. Collaborative arrangements may require us to relinquish our rights to certain of our mining claims.

We have a history of net losses. We expect to continue to incur net losses, and we may not achieve or maintain profitability. Independent auditors have expressed substantial uncertainties for our ability to continue as a going concern

We have incurred net losses each year since 2006, including net losses of approximately $1,651,522 for the year ended December 31, 2010, $560,944 for the year ended December 31, 2009; and $1,047,983 for the year ended December 31, 2008. As of December 31, 2010, we had an accumulated deficit of $2,949,902 and total stockholders' deficit of $707,249 as of

December 31, 2010. Based upon current plans, we expect to incur operating losses in future periods. This will happen because our exploration costs are greater than nonexistent revenue. The presence and size of these potential net losses will depend, in part, on the rate of growth, if any, in our ability to generate revenues and on the level of our expenses. The time required to reach profitability is highly uncertain. We may not achieve profitability on a sustained basis, if at all. Even if we do increase our revenues and achieve profitability, we may not be able to sustain profitability. Continued failure to generate revenues could cause us to go out of business.

Our financial statements for the year ended December 31, 2010, were audited by our independent registered accountants, whose report includes an explanatory paragraph stating that the financial statements have been prepared assuming we will continue as a going concern and that we have incurred operating losses since inception which raises substantial doubt about our ability to continue as a going concern.

Our plans for our continuation as a going concern include financing our operations through sales of unregistered common stock and the exercising of stock options by our officers, directors and originators. If we are not successful with our plans, equity holders could then lose all or a substantial portion of their investment.

If our costs of exploration are greater than anticipated, then we will not be able to complete our planned exploration programs for our mineral claims without additional financing, of which there is no assurance that we would be able to obtain.

We are proceeding with the initial stages of exploration on our mineral properties. We have prepared budgets for our exploration programs. However, there is no assurance that our actual costs will not exceed the budgeted costs. Factors that could cause actual costs to exceed budgeted costs include increased prices due to competition for personnel and supplies during the summer exploration season, unanticipated problems in completing the exploration programs and delays experienced in completing the exploration program. Increases in exploration costs could result in us not being able to carry out our exploration programs without additional financing. There is no assurance that we would be able to obtain additional financing in this event.

Our exploration efforts may be adversely affected by metals price volatility causing us to cease exploration efforts.

We are proceeding with the initial stages of exploration on our mineral properties. We have no earnings. However, the success of any exploration efforts is derived from the price of metal prices that are affected by numerous factors including: 1) expectations for inflation; 2) investor speculative activities; 3) relative exchange rate of the U.S. dollar to other currencies; 4) global and regional demand and production; 5) global and regional political and economic conditions; and 6) production costs in major producing regions. These factors are beyond our control and are impossible for us to predict.

There is no guarantee that current favorable prices for metals and other commodities will be sustained. If the market prices for these commodities fall we may temporarily suspend or cease exploration efforts.

If prices for metals, including gold, silver, zinc, copper and lead, decline, we may not be able to raise any additional financing required to fund our exploration activities in our mineral properties or achieve an adequate return for our shareholders.

Our ability to raise financing to fund our exploration activities and, if warranted, development of our mineral properties will be significantly affected by changes in the market price of gold, silver, copper, zinc and lead. The price of such metals is determined based on world demand, supply and other factors, all of which are beyond our control. World prices for metals have fluctuated widely in recent years and particularly in recent months. Future significant price declines could cause investors to be unprepared to finance exploration of mineral properties, with the result that we may not have sufficient financing with which to fund our exploration activities. In this event, we may not be able to carry out planned exploration activities and, if warranted, development of our mineral properties with the result that we may not be able to continue our plan of operations.

If we are able to establish commercially mineable reserves, we must be able to successfully market our natural resources to prospective buyers. The marketability and price of natural resources which we may acquire or discover will be affected by numerous factors beyond our control. Government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of natural resources and environmental protection are all factors which may affect the marketability and price of natural resources. The exact effect of these factors cannot be accurately predicted, but any one or a combination of these factors could result in our ability to achieve an adequate return for our shareholders.

Our mineral exploration efforts are highly speculative and may not be successful: if we are unable to achieve projected mineral recoveries from our exploration activities at our properties, then our financial condition will be adversely affected and we will have less cash with which to pursue our operations.

We are in the initial stages of exploration activities on our mineral properties We have no way to evaluate the likelihood of successfully establishing commercially exploitable mineral reserves on our mineral properties. Our objective is to recover

minerals from exploration activities to help offset the cost of those exploration activities. We may not find commercially exploitable reserves of gold or other valuable minerals in any of our mineral properties. As we have not established any reserves on these properties, there is no assurance that actual recoveries of minerals from material excavated during the exploration activities will equal or exceed our exploration costs. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties that we plan to undertake. Problems such as unusual or unexpected formations and other conditions are involved in mineral exploration and often result in unsuccessful exploration efforts. Mineral exploration involves many risks and often does not produce positive results

Even if we find a valuable mineral deposit, it may be three years or more before production is possible because of the need for additional detailed exploration, pre-production studies, permitting, financing, construction and start up. During that time, it may become economically unfeasible to produce those minerals. Establishing ore reserves requires us to make substantial capital expenditures and, in the case of new properties, to construct mining and processing facilities. As a result of these costs and uncertainties, we will not be able to develop any potentially economic mineral deposits. If our mineral recoveries are less than projected, then our mineral sales will be less than anticipated and may not equal or exceed the cost of exploration and recovery in which case our operating results and financial condition will be adversely affected. In such a case, we would be unable to complete our business plan.

There are differences in U.S. and Canadian practices for reporting reserves and resources.

We are a reporting issuer in Canada and report under Canadian reporting standards outside the United States. Our disclosure outside the United States differs from the disclosure contained in our SEC filings. We generally furnish our disclosure released outside the United States with the SEC as Regulation FD disclosure. Our reserve and resource estimates disseminated outside the United States are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements, as we generally report reserves and resources in accordance with Canadian practices. These practices are different from the practices used to report reserve and resource estimates in reports and other materials filed with the SEC. It is Canadian practice to report measured, indicated and inferred resources, which are generally not permitted in disclosure filed with the SEC. In the United States, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report "resources" as in place tonnage and grade without reference to unit measures.

Accordingly, information concerning descriptions of mineralization, reserves and resources contained in disclosure released outside the United States, or in the documents incorporated herein by reference, may not be comparable to information made public by other United States companies subject to the reporting and disclosure requirements of the SEC.

We face strong competition from other mining companies for the acquisition of new properties.

The mineral exploration industry is intensely competitive in all of its phases. Competition includes large established exploration companies with substantial capabilities and with greater financial and technical resources than we have. More specifically, we actively compete for acquisitions, leases, licenses, concessions, claims, skilled industry personnel and other related interests with a substantial number of other companies. Our ability to successfully bid on and acquire additional property rights to participate in opportunities and to identify and enter into commercial arrangements with other parties will be dependent upon developing and maintaining close working relationships with our future industry partners and joint operators and our ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment As a result of this competition, we may be unable to acquire additional attractive properties or financing on terms we consider acceptable. We also compete with other exploration companies in the recruitment and retention of qualified managerial and technical employees. If we are unable to successfully compete for financing or for qualified employees, our exploration programs may be slowed down, suspended, or cease altogether. If we were to cease operations our investors would lose their entire investment. In addition, there is a limited supply of desirable mineral lands available in the United States or elsewhere where we would consider conducting exploration activities. Because we face strong competition for new properties from other exploration and mining companies, some of whom have greater financial resources than we do, we may be unable to acquire attractive new mining properties on terms that we consider acceptable.

Mining Exploration Activities are inherently hazardous or adverse operating conditions.

Mining exploration activities involve a number of risks and hazards incidental to the exploration for minerals including: 1) environmental hazards; 2) political and country risks; 3) exploration accidents; 4) labor disputes; 5) unusual or unexpected geologic formations; 6) high wall failures, cave-ins or explosive rock failures, and; 7) flooding and periodic interruptions due to

inclement or hazardous weather conditions. Such risks could result in: 1) damage to or destruction of mineral properties or producing facilities; 2) personal injury; 3) environmental damage; 4) delays in exploration efforts; 5) monetary losses, and; 6) legal liability.

We have no insurance against any of these risks. The occurrence of any of these events could cause a substantial delay in the exploration of minerals or could reduce the amount of gold, silver, copper or other minerals that we may be able to recover, with the result that our ability to achieve recoveries from sales of the minerals and to sustain operations would be adversely impacted. Adverse operating conditions may also cause our operating costs to increase. To the extent we are subject to environmental liabilities, we would have to pay for these liabilities. Moreover, in the event that we ever become an operator of a mine, and unable to fully pay for the cost of remedying an environmental problem, should they occur, we might be required to suspend operations or enter into other interim compliance measures.

If we discover commercial reserves of precious metals on any of our mineral properties, we can provide no assurance that we will be able to successfully advance our Mineral claims into commercial production.

Our mineral properties do not contain any known bodies of ore. If our exploration programs are successful in establishing ore of commercial tonnage and grade on any of our mineral properties, then we will require additional funds in order to advance the mineral properties into commercial production. In such an event, we may be unable to obtain any such funds, or to obtain such funds on terms that we consider economically feasible, and you may lose your entire investment.

Because we are small and do not have much capital, we must limit our exploration. This may prevent us from realizing any revenues, thus reducing the value of the stock and you may lose your investment as a result.

Because our Company is small and does not have much capital, we must limit the time and money we expend on exploration of interests in our properties. In particular, we may not be able to: 1) devote the time we would like to exploring our properties; 2) spend as much money as we would like to exploring our properties; 3) rent the quality of equipment or hire the contractors we would like to have for exploration; and 4) have the number of people working on our properties that we would like to have. By limiting our operations, it may take longer to explore our properties. There are other larger exploration companies that could and may spend more time and money exploring the properties that we have acquired.

We will have to suspend our exploration plans if we do not have access to all the supplies and materials we need.

Competition and unforeseen limited sources of supplies in the industry could result in occasional spot shortages of supplies, like dynamite, and equipment like bulldozers, drill rigs, and excavators that we might need to conduct exploration. We have not attempted to locate or negotiate with any suppliers of products, equipment or materials. We will attempt to locate products, equipment and materials after we have conducted preliminary exploration activities on our properties. If we cannot find the products and equipment we need in a timely manner, we will have to delay or suspend our exploration plans until we do find the products and equipment we need.

If we do not find a joint venture partner for the continued exploration of our mineral properties, then we may not be able to advance the exploration work.

We may try to enter into joint venture agreements with potential partners for the further exploration and possible production of our mineral properties, particularly where we believe drilling of a mineral claim is warranted. We would face competition from other junior mineral resource exploration companies if we attempt to enter into a joint venture agreement with a partner. The possible partner could have a limited ability to enter into joint venture agreements with junior exploration programs and will seek the junior exploration companies who have the properties that they deem to be the most attractive in terms of potential return and investment cost. In addition, if we entered into a joint venture agreement, we would likely assign a percentage of our interest in the mineral properties to the joint venture partner. If we are unable to enter into a joint venture agreement with a partner, then we may not be able to complete certain exploration work on certain of our properties, including planned drilling.

We face substantial governmental regulation and environmental risks, which could prevent us from exploring or developing our properties.

Our business is subject to extensive federal, state and local laws and regulations governing development, production, labor standards, occupational health, waste disposal, use of toxic substances, environmental regulations, mine safety and other matters. New legislation and regulations may be adopted at any time that results in additional operating expense, capital expenditures or restrictions and delays in the exploration, mining, production or development of our properties.

At this time, we have no specific financial obligations for environmental costs. Various laws and permits require that financial assurances be in place for certain environmental and reclamation obligations and other potential liabilities. Once we undertake

any trenching or drilling activities, a reclamation bond and a permit will be required under applicable laws. Currently, we have no obligations for financial assurances of any kind, and are unable to undertake any trenching, drilling, or development on any of our properties until we obtain financial assurances pursuant to applicable regulations to cover potential liabilities.

The adoption of stricter environmental legislation governing our mineral properties or failure to comply with environmental legislation could increase our costs of exploring and, if warranted, developing these properties and could delay these activities.

We must comply with applicable environmental legislation in carrying out our exploration and, if warranted, development of our mining properties. All phases of the natural resources business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and national, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with operations. The legislation also requires that facility sites and mines be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures, and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of tailings or other pollutants into the air, soil or water may give rise to liabilities to third parties and may require us to incur costs to remedy such discharge. No assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect our financial condition, results of operations or prospects.

The presence of unknown environmental hazards on our mineral properties may result in significant unanticipated compliance and reclamation costs that may increase our costs of exploring and, if warranted, developing our mineral properties.

Environmental hazards may exist on our mineral properties which are unknown to us at present and which have been caused by previous or existing owners or operators of the properties. The presence of such environmental hazards may result in us being required to comply with environmental reclamation, closure and other requirements that may involve significant costs and other liabilities. In particular, our operations and exploration activities are subject to United States federal and applicable state laws and regulations governing protection of the environment. These laws are continually changing and, in general, are becoming more restrictive.

If we fail to maintain an effective system of internal controls, we may not be able to detect fraud or report our financial results accurately, which could harm our business and we could be subject to regulatory scrutiny.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404"), we are required to perform an evaluation of our internal controls over financial reporting. We have prepared an internal plan of action for compliance with the requirements of Section 404, and have completed our effectiveness evaluation. We have reported two material weaknesses in our internal controls over financial reporting, and we cannot guarantee that we will not have any material weaknesses as reported by our independent registered public accounting firm. Compliance with the requirements of Section 404 is expected to be expensive and time-consuming. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations.

If we were to lose the services of E. James Collord or other members of our management team, we may be delayed in our plan of operations and our operating expenses may be increased.

Our success is dependent upon the performance of key personnel working in management, supervisory and administrative capacities. These personnel include E. James Collord, who is our President and Chief Executive Officer, G. Peter Parsley, who is our Vice President of Exploration, and Eric T. Jones who is our C.F.O. We do not maintain life insurance or key man insurance for such personnel. The loss of the services of senior management or key personnel may result in us being required to identify and engage qualified management personnel who are capable of managing our business activities. We may be delayed in the implementation of our plan of operations and our operating expenses may be increased if we were to lose the services of senior management or key personnel.

Risks Related to Our Common Stock, Preferred Stock, and Our Warrants

Our outstanding options and warrants may have an adverse effect on the market price of common stock and make it more difficult to obtain future financing.

Prior to the date of this Prospectus, as a result of past private placements of securities, we had warrants to purchase up to 7,313,271 shares of common stock issued and outstanding. On May 25, 2010, our Board of Directors adopted a Stock Option Plan. In connection with our Stock Option Plan our directors on August 24, 2010, issued options to purchase 2,000,000 shares of common stock to our officers, directors, and certain advisors, which will become exercisable only upon ratification of our

Stock Option Plan by shareholders and the TSX-V, at an exercise price of $0.27 per share. The common stock available for issuance under the Stock Option Plan increases automatically with increases in the total number of Shares outstanding.

The sale or even the possibility of sale of the shares of common stock underlying the warrants and options could have an adverse effect on the market price for our securities or on our ability to obtain future financing. If and to the extent these warrants and options are exercised, you may experience dilution to your holdings.

Exercise of outstanding Finders' Warrants would result in dilution to our shareholders and might have an adverse effect on the market price of our common stock.

An aggregate of 475,000 Finders' Warrants issued to Haywood Securities Inc. and Bolder Investment Partners, Ltd. as partial consideration for their role as Finders in connection with a private placement offering of Units which closed in September, 2010. The Finders' Warrants are currently exercisable at any time on or before September 22, 2011 at a price of CDN$0.20 per common share, at any time thereafter on or before September 22, 2012 at a price of CDN$0.25 per common share, and at any time thereafter on or September 22, 2013 at a price of CDN$0.30 per common share. If these warrants are exercised, there would be an additional 475,000 shares of common stock outstanding. These warrants would only be exercised if the market price of our common stock exceeds the applicable per share exercise price. Exercise of these warrants will result in dilution to our stockholders, which could cause the market price of our common stock to decline.

We could issue "blank check" preferred stock without shareholder approval with the effect of diluting then current shareholder interests and impairing their voting rights.

Our Certificate of Incorporation authorizes us to issue up to 5,000,000 shares of "blank check" preferred stock. None has ever been issued. Accordingly, our board of directors will have the authority to fix and determine the relative rights and preferences of preferred shares, as well as the authority to issue such shares, without further shareholder approval. As a result, our board of directors could authorize the issuance of a series of preferred stock that would grant to holders preferred rights to our assets upon liquidation, the right to receive dividends before dividends are declared to holders of our common stock, and the right to the redemption of such preferred shares, together with a premium, prior to the redemption of the common stock. To the extent that we do issue such additional shares of preferred stock, your rights as holders of warrants and/or common stock could be impaired thereby, including, without limitation, dilution of your ownership interests in us. In addition, shares of preferred stock could be issued with terms calculated to delay or prevent a change in control or make removal of management more difficult, which may not be in your interest as holders of warrants and/or common stock.

The market price for our common stock may be particularly volatile given our small and thinly traded public float, and limited operating history.

Our common stock is not currently listed on a U.S. national securities exchange. Our common stock currently trades in interdealer and over-the-counter transactions, and price quotations have been available in the "pink quote" under the symbol "THMG". Our common stock also is listed on the TSX-V under the symbol "THM". The market for our common stock has been relatively illiquid and characterized by significant price volatility when compared to more seasoned issuers. We expect that our share price could continue to be more volatile than a seasoned issuer for the indefinite future. The potential volatility in our share price may be attributable to a number of factors. For example, as noted above, our common stock is sporadically and thinly traded. As a consequence of this lack of liquidity, the trading of relatively small quantities of shares by our shareholders may disproportionately influence the price of those shares in either direction. The price for our shares could, for example, decline precipitously in the event that a large number of shares of our common stock is sold in the market without commensurate demand, as compared to a seasoned issuer which could better absorb those sales without adverse impact on its share price. In addition, we are a speculative or "risky" investment due to status as an exploration company without proven or probable reserves. As a consequence of this enhanced risk, more risk averse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares in the market more quickly and at greater discounts than would be the case with the stock of a seasoned issuer. Many of these factors will be beyond our control and may decrease the market price of our common stock, regardless of our operating performance. Moreover, if you purchase shares in the Offering, you will pay a price that will be determined by reference to the closing price of our common stock on the OTCQB or the "pink quote on the pricing date after taking into account prevailing market conditions and other factors, including estimates of our business potential, an assessment of our management and properties, and consideration of the above factors in relation to market valuation of companies in related businesses.

We cannot make any predictions or projections as to what the prevailing market price for our common stock will be at any time, including as to whether our common stock will sustain market prices at or near the offering price, or as to what effect the sale of shares or the availability of common stock for sale at any time will have on the prevailing market price.

In addition, the market price of our common stock could be subject to wide fluctuations in response to:

- quarterly variations in our cash and cash equivalents, if any, and exploration expenses;

- volatility in metal prices;

- announcements of news by us;

- the operating and stock price performance of other companies that investors may deem comparable to us; and ,

- news reports relating to trends in our markets or general economic conditions.

Stock markets have experienced volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our stock, regardless of our operating performance.

Our stock price is likely to be below $5.00 per share and is currently a "penny stock" which will place restrictions on broker-dealers recommending the stock for purchase.

Our common stock is defined as a "penny stock" under the Securities Exchange Act of 1934, and its rules. The SEC has adopted regulations that define *"penny stock"* to include common stock that has a market price of less than $5.00 per share, subject to certain exceptions.

Additional sales practice requirements are imposed on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser's written consent to the transaction prior to sale. If our common stock becomes subject to these penny stock rules these disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for our common stock, if such trading market should occur. As a result, fewer broker-dealers are willing to make a market in our stock. You would then be unable to resell our shares.

USE OF PROCEEDS

We will not receive any proceeds from the sale of Shares by the Selling Shareholders.

We estimate we will spend approximately $15,000 in registering the Shares.

DILUTION

The common stock to be sold by the Selling Shareholders is common stock that is currently issued. Accordingly, there will be no dilution to our existing shareholders.

SELLING SHAREHOLDERS

The following table details the name of each selling shareholder, the number of shares owned by such Selling Shareholders and the number of shares that may be offered by such Selling Shareholders for resale under this prospectus. Each Selling Stockholder purchased the securities registered hereunder. Except for Frank Stronach, David Taylor and David Elliott, none of the Selling Shareholders are affiliates of broker-dealers. Frank Stronach, David Taylor and David Elliott are affiliates of Haywood Securities, Inc., a Canadian Broker-Dealer. None of the other Selling Shareholders have had any material relationship with us within the past three years.

The following table is based on 27,001,740 shares outstanding as of December 31, 2010.

None of these shares are being offered by directors, officers or principal shareholders.

Name of Selling Shareholder	Common stock Owned Prior to Offering		Maximum Number of Common Shares to be Sold Pursuant to this Prospectus (1) Nu	Common stock Owned After Offering	
	Number	Percent		mber	Percent
Frank Stronach [1]	50,000	0.185	50,000	Nil	Nil
David Taylor [1]	50,000	0.185	50,000	Nil	Nil
Halcorp Capital Inc.[2]	200,000	0.741	200,000	Nil	Nil
Patricia Saunders	250,000	0.926	250,000	Nil	Nil
Millerd Holdings Ltd. [3]	500,000	1.85	500,000	Nil	Nil
Terry Evancio	100,000	0.37	100,000	Nil	Nil
Laurence Guichon	100,000	0.37	100,000	Nil	Nil
Timothy Turyk	100,000	0.37	100,000	Nil	Nil
John Day	50,000	0.185	50,000	Nil	Nil
Ed McKim	50,000	0.185	50,000	Nil	Nil
Trafalgar 1805 Ltd. [4]	100,000	0.37	100,000	Nil	Nil
Virginia Clarke	50,000	0.185	50,000	Nil	Nil
Matthew Clarke	50,000	0.185	50,000	Nil	Nil
Giles Clarke	50,000	0.185	50,000	Nil	Nil
Aeneas MaCkay Millenium Trust [5]	50,000	0.185	50,000	Nil	Nil
Batell Investments Ltd. [6]	50,000	0.185	50,000	Nil	Nil
David Elliott [1]	250,000	0.926	250,000	Nil	Nil
David Shepherd	100,000	0.37	100,000	Nil	Nil
Kerry Smith	250,000	0.926	250,000	Nil	Nil
Dragon Equities Ltd. [7]	150,000	0.555	150,000	Nil	Nil
Datmix Investments Ltd. [8]	150,000	0.555	150,000	Nil	Nil
Platoro Investments Ltd. [9]	225,000	0.833	225,000	Nil	Nil
Jean Williams	50,000	0.185	50,000	Nil	Nil
Gold Equities Holdings Ltd. [10]	50,000	0.185	50,000	Nil	Nil
David Rankin	25,000	0.092	25,000	Nil	Nil
Paul Amundson	25,000	0.092	25,000	Nil	Nil
Andrew Williams	75,000	0.278	75,000	Nil	Nil
Lisa Stefani	75,000	0.278	75,000	Nil	Nil
Chelmer Investments Corp. [11]	50,000	0.185	50,000	Nil	Nil
Peter Hemstead	50,000	0.185	50,000	Nil	Nil
SOTET Capital [12]	75,000	0.278	75,000	Nil	Nil
Private Pension - David Kenworth	37,500	0.139	37,500	Nil	Nil
Private Pension - Mary Kenworth	37,500	0.139	37,500	Nil	Nil
Caroline Gallagher	37,500	0.139	37,500	Nil	Nil
Andrew Colquhoun	37,500	0.139	37,500	Nil	Nil
Leonard Rawcliffe	37,500	0.139	37,500	Nil	Nil
Mark H. Hamilton	37,500	0.139	37,500	Nil	Nil
Gillian Gardiner	37,500	0.139	37,500	Nil	Nil
Roger Hardaker	100,000	0.37	100,000	Nil	Nil
Anthony Cowburn	37,500	0.139	37,500	Nil	Nil
Private Pension - Simon Sharpe	37,500	0.139	37,500	Nil	Nil
Private Pension - Peter Isaacs	50,000	0.185	50,000	Nil	Nil
David Hamilton	37,500	0.139	37,500	Nil	Nil
Private Pension - Karen Smith	25,000	0.092	25,000	Nil	Nil
Pilling & Co [13]	375,000	1.388	375,000	Nil	Nil
C.J. Beverly SOPP	37,500	0.139	37,500	Nil	Nil

Paul Laity	37,500	0.139	37,500	Nil	Nil
Lamond Investments [14]	150,000	0.555	150,000	Nil	Nil
Ian McAvity	75,000	0.278	75,000	Nil	Nil
Bill Deasy	634,441	2.35	634,441	Nil	Nil
Jerry Beto	51,830	0.192	51,830	Nil	Nil
Bob Bishop	300,000	1.11	300,000	Nil	Nil
Norm Burmeister	100,000	0.37	100,000	Nil	Nil
Ed Fisher	15,000	0.055	15,000	Nil	Nil
Scott Gibson	100,000	0.37	100,000	Nil	Nil
David Elliott – RRSA Accounts	250,000	0.926	250,000	Nil	Nil
David Shepard – RRSA Accounts	100,000	0.37	100,000	Nil	Nil
Kerry Smith RRSA Accounts	250,000	0.926	250,000	Nil	Nil
Ronald W. Guill	1,250,000	4.63	1,250,000	Nil	Nil
Total	7,676,271	28.42	7,676,271		

*   Less than 1%.

None of the Selling Shareholders file any reports under the Exchange Act. None of the Selling Shareholders are registered investment advisers under the 1940 Act or a registered broker-dealers. The Selling Shareholders have represented they have no agreement or understandings, directly or indirectly, with any person to distribute our securities, as of the time of their purchase of the Shares and have not entered into any agreements or understandings, directly or indirectly, with any person to distribute our securities since their purchases of the Shares.

[1]   David Elliott, David Taylor and Frank Stronach are principals in the firm of Haywood Securities, Inc. ("Haywood"), a British Columbia company and Canadian broker-dealer. The principal address of Haywood is 2000-400 Burrard Street, Vancouver, BC V6C 3A6. David Elliott and Frank Stronach are the natural persons who exercise voting power over Haywood. Haywood is not a natural person. Haywood does not file any reports under the Exchange Act. Haywood is not a majority subsidiary of a reporting Company under the Exchange Act. Haywood is not a registered investment adviser under the 1940 Act or a registered broker-dealer in the United States.

[2]   Halcorp Capital Inc. is a Alberta Corporation. The principal address of Halcorp Capital is 7928 Rowland Road, Edmonton, AB T6A 3W1. Halcorp Capital Inc. does not file any reports under the Exchange Act. Michael Halvorson is the individual that exercises voting and investment power on behalf of Halcorp Capital Inc.

[3]   Millerd Holdings Ltd. is a British Columbia Corporation. The principal address of Millerd Holdings Ltd. is 833 West 3rd St, North Vancouver, BC V7P 3K7. Millerd Holdings Ltd. does not file any reports under the Exchange Act. Don Millerd is the individual that exercises voting and investment power on behalf of Millerd Holdings Ltd.

[4]   Trafalgar 1805 Ltd. is a United Kingdom Corporation. The principal address of Trafalgar 1805 Ltd. is 90 Jermyn St., London, UK SW1Y 6JD. Trafalgar 1805 Ltd. does not file any reports under the Exchange Act. Henry Clarke is the individual that exercises voting and investment power on behalf of Trafalgar 1805 Ltd.

[5]   Aeneas MaCkay Millenium Trust is a Trust organized under the province of Monaco. The principal address of Aenas MaCkay Millenium Trust is C/O BP 167 17 Ave De La Costa, Monte Carlo, Monaco 98003. The Aeneas MaCkay Millenium Trust does not file any reports under the Exchange Act. Aeneas Mackay is the Trustee and individual that exercises voting and investment power on behalf of the Aeneas MaCkay Millenium Trust.

[6]   Batell Investments Ltd. is a British Columbia Corporation. The principal address of Batell Investments Ltd. is 3999 40th St, Delta, BC V4K 3N2. Batell Investments Ltd. does not file any reports under the Exchange Act. Ken Bates and David Elliott is the individual that exercises voting and investment power on behalf of Batell Investments Ltd.

[7]   Dragon Equities Ltd. is a England and Wales Corporation. The principal address of Dragon Equities Ltd. is 22 Grosvenor Square, London, UK W1K 6LF. Dragon Equities Ltd. does not file any reports under the Exchange Act. Anthony Williams is the individual that exercises voting and investment power on behalf of Dragon Equities Ltd.

[8]   Datmix Investments Ltd. is a British Virgin Island Corporation. The principal address of Datmix Investments Ltd. is Herrengasse 2, PO Box 562, FL-9490 Vaduz, Liechtenstein. Datmix Investments Ltd. does not file any reports under the Exchange Act. Margrith Burer is the individual that exercises voting and investment power on behalf of Datmix Investments Ltd.

[9]   Platoro Investments Ltd. is a Seychelles Corporation. The principal address of Platoro Investments Ltd. is 303 Aarti Chambers, Mont Fleuri, PO Box 983, Victoria Mahe, Seychelles. Platoro Investments Ltd. does not file any reports under the Exchange Act. Benjamin Lee and Jordan Eliseo is the individual that exercises voting and investment power on behalf of Platoro Investments Ltd

[10] Gold Equities Holdings Ltd. is a British Virgin Island Corporation. The principal address of Gold Equities Holdings Ltd is Herrengasse 2, PO Box 562, FL-9490 Vaduz, Liechtenstein. Gold Equities Holdings Ltd. does not file any reports under the Exchange Act. Margirth Burer is the individual that exercises voting and investment power on behalf of Gold Equities Holdings Ltd.

[11] Chelmer Investments Corp. is a British Columbia Corporation. The principal address of Chelmer Investments Corp. is 2717 West 29th Ave., Vancouver, BC V6L 1X8. Chelmer Investments Corp. does not file any reports under the Exchange Act. Darren Divine is the individual that exercises voting and investment power on behalf of Gold Equities Holdings Ltd.

[12] SOTET Capital is a British Columbia Corporation. The principal address of SOTET Capital is 21985 86A Ave., Fort Langley, BC V1M 3S7. SOTET Capital does not file any reports under the Exchange Act. Stephen Stanley is the individual that exercises voting and investment power on behalf of SOTET Capital.

[13] Pilling & Co. is a United Kingdom Corporation. The principal address of Pilling & Co. is Henry Pilling House, Booth Street, Manchester M2 4AF UK. Pilling & Co. does not file any reports under the Exchange Act. Tony Cawley is the individual that exercises voting and investment power on behalf of Pilling & Co.

[14] Lamond Investments is a Alberta Corporation. The principal address of Lamond Investments is 1800-633 6 Ave, Calgary, AB T2P 2Y5. Lamond Investments does not file any reports under the Exchange Act. Robert Lamond is the individual that exercises voting and investment power on behalf of Lamond Investments

Each of the Selling Shareholders that is an affiliate of a broker-dealer has represented to us that it purchased the shares offered by this prospectus in the ordinary course of business and, at the time of purchase of those shares, did not have any agreements, understandings or other plans, directly or indirectly, with any person to distribute those shares.

As of December 31, 2010, the number of shares of Common Stock that can be sold by officers, directors, principal shareholders, and others pursuant to Rule 144 is 887,247. However, as a condition to our listing on the TSX-V, our officers and directors were required to deposit their Common Stock totaling 4,799,239 shares of the outstanding shares, into an escrow account with Computershares Investor Services, Inc. Those escrowed shares are subject to the TSX-V's Tier 1 escrow requirement. Those requirements provide for an 18 month escrow release mechanism with 25% of the escrowed securities being released on September 24, 2010 (the date our common shares commenced trading on the TSX-V), and 25% of the escrowed securities to be released every 6 months thereafter. No officer or director has requested release of any of their escrowed shares, and no current officer or director has ever sold any of their shares.

Shares purchased in this offering, which will be immediately resalable, and sales of all of our other shares after applicable restrictions expire, could have a depressive effect on the market price, if any, of our common stock.

We are filing a registration statement, of which this Prospectus is a part, primarily to fulfill a contractual obligation to do so. In connection with our Summer 2010 offering, no warrant solicitation fees will be paid, and the gross proceeds received by us were US $1,204,272.

As of March 15, 2011, we had 27,001,740 shares of our common stock outstanding, which shares were held by approximately 2,100 shareholders of record.

Sponsorship Agreement with Haywood Securities, Inc.

Pursuant to a letter of intent dated September 20, 2010, between Haywood and us, we agreed to pay Haywood a fee of $35,000 plus Canadian GS Tax, and issue 200,000 shares of common stock on delivery of Haywood's final report to the TSX-V for our TSX-V listing. We also agreed that Haywood has a first right of refusal for any brokered offerings of equity or debt by us for one year following the acceptance of our TSX-V Listing. Haywood's final report was delivered to the TSX-V on September 22, 2010. On September 22, 2010, our application for listing on the TSX-V was accepted and our common stock commenced trading on the TSX-V on September 24, 2010 under the symbol "THM." We also agreed to indemnify Haywood and its respective officers, directors and employees against all losses, claims, damages, liability and expenses related to or arising out of Haywood's activities in connection with the sponsorship.

Haywood Securities is not a natural person. Haywood Securities does not file any reports under the Exchange Act. Haywood Securities is not a majority subsidiary of a reporting Company under the Exchange Act. Haywood Securities is not a registered investment adviser under the 1940 Act or a registered broker-dealer under U.S. Law. Haywood Securities has represented it has no agreement or understandings, directly or indirectly, with any person to distribute our securities, as of the time of their purchase of the warrants. Frank Stronach, David Taylor and David Elliott exercise voting and investment power on behalf of Haywood Securities. Frank Stronach and David Elliott are each "Selling Shareholders."

Finder's Fees

Pursuant to a Non-brokered Private Placement Agreement, dated July 20, 2010, between us and Haywood, we agreed to pay a finder's fee to Haywood in connection with our private placement offering of Units (the "Unit Offering") as follows: (i) a cash commission of 10 percent (10%) of the gross proceeds attributable to amounts Haywood raised during our most recent private placement of securities; and, (ii) common stock purchase warrants equal to 10% of the underlying securities sold in the Unit Offering attributable to Haywood. There was no accountable or unaccountable expense allowances. On September 24, 2010, we closed the Unit Offering. A finder's fee of US$92,233 (CDN$95,000) together with the grant of 475,000 share purchase warrants was paid to Haywood and Bolder Investment Partners, Ltd., a British Columbia, Canada Company ("Bolder") for their sales of securities in the offering. Bolder is currently located at 1450 Creekside Drive, Suite 800, Vancouver, British Columbia. Bolder is an investment banking firm which was acquired by Haywood on October 22, 2010. Bolder does not file any reports under the Exchange Act. Bolder is not a majority subsidiary of a reporting Company under the Exchange Act. Bolder is not a registered investment adviser under the 1940 Act or a registered broker-dealer under U.S. Law. Frank Stronach, David Taylor and David Elliot, as the principals of Haywood, exercise voting and investment power on behalf of Bolder. Stronach, Taylor, and Elliott are each "Selling Shareholders."

For three years prior to July 13, 2010, Haywood and Bolder had no material relationship with us.

Our Relationships with Selling Security Holders

None of the Selling Shareholders has at any time during the past three years acted as one of our employees, officers or directors or had a material relationship with us.

Haywood currently holds over 200,000 shares of our common stock which shares were issued as compensation for its role as our sponsor in connection with our listing on the TSX-V. Prior to the Unit Offering and the engagement of Haywood as sponsor, we did not have a material relationship with Haywood.

PLAN OF DISTRIBUTION

This prospectus includes up to 7,676,271 shares of common stock offered by the Selling Shareholders.

We will not receive any of the proceeds from the sale by the Selling Shareholders of the Shares, except from exercise of the warrants. The Selling Shareholders may sell all or a portion of their Shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the Shares are sold through underwriters or broker-dealers, the Selling Shareholders will be responsible for underwriting discounts or commissions or agent's commissions. The Shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

- on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

- in the over-the-counter market;

- otherwise than on these exchanges or systems or in the over-the-counter market;

- through the writing of options, whether such options are listed on an options exchange or otherwise;

- as ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

- as block trades in which the broker-dealer will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

- as purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

- as an exchange distribution in accordance with the rules of the applicable exchange;

- as privately negotiated transactions;

- as short sales;

- as sales pursuant to Rule 144;

- where broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

- as a combination of any such methods of sale; and

- by any other method permitted pursuant to applicable law.

If the Selling Shareholders effect such transactions by selling the Shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Shareholders or commissions from purchasers of the common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the Shares, the Selling Shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The Selling Shareholders may also sell common stock short and deliver common stock, as applicable, covered by this prospectus to close out short positions and to return borrowed shares

in connection with such short sales. The Selling Shareholders may also loan or pledge common stock to broker-dealers that in turn may sell such shares.

The Selling Shareholders may pledge or grant a security interest in some or all of the common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of Selling Shareholders to include the pledgee, transferee or other successors in interest as Selling Shareholders under this prospectus. The Selling Shareholders also may transfer and donate the common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Shareholders and any broker-dealer participating in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act.   In the event any underwriter, dealer or agent who is a member of the Financial Industry Regulatory Authority, or FINRA, participates in the distribution of any securities offered pursuant to this prospectus and any applicable prospectus supplement, the maximum underwriters' compensation to be received by such FINRA member will not be greater than eight percent (8%) of the gross proceeds from the sale of the securities. At the time a particular offering of the Shares is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of the Shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Shareholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers. If the Selling Stockholders use this prospectus for any sale of the Shares, they will be subject to the prospectus delivery requirements of the Securities Act.

Other than David Elliot, David Taylor and Frank Stronach, to our knowledge, no Selling Shareholder is a broker-dealer or any affiliate of a broker-dealer.

Under the securities laws of some states, the Shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the Shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any Selling Shareholder will sell any or all of the Shares registered pursuant to the registration statement, of which this prospectus forms a part.

The Selling Shareholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the common stock by the Selling Shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the Shares. All of the foregoing may affect the marketability of the Shares and the ability of any person or entity to engage in market-making activities with respect to the Shares.

We will pay all expenses of the registration of the Shares, estimated to be $15,000 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that a Selling Shareholder will pay all underwriting discounts and selling commissions, if any

Once sold under the registration statement of which this prospectus forms a part, the Shares will be freely tradable in the hands of persons other than our affiliates.

Section 15(g) of the Exchange Act a/k/a "*Penny Stock*" Rules

Our common stock is defined as "penny stock" under the Securities Exchange Act of 1934, and its rules. The Securities and Exchange Commission (SEC) has adopted regulations that define *"penny stock"* to include common stock that has a market price of less than $5.00 per share, subject to certain exceptions. These rules include the following requirements:

- broker-dealers must deliver, prior to the transaction, a disclosure schedule prepared by the SEC relating to the penny stock market;
- broker-dealers must disclose the commissions payable to the broker-dealer and its registered representative;
- broker-dealers must disclose current quotations for the securities;

- if a broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealers presumed control over the market; and

- a broker-dealer must furnish its customers with monthly statements disclosing recent price information for all penny stocks held in the customers account and information on the limited market in penny stocks.

Additional sales practice requirements are imposed on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchasers written consent to the transaction prior to sale. If our common stock becomes subject to these penny stock rules these disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for our common stock, if such trading market should occur. As a result, fewer broker-dealers are willing to make a market in our stock. You would then be unable to resell your shares.

State Securities Laws

Under the securities laws of some states, the shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares may not be sold unless the shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

We currently file periodic and annual reports under the Exchange Act. Therefore, under the National Securities Market Improvement Act of 1996 ("NSMIA"), the states and territories of the United States are preempted from requiring registration of resales by holders of shares. However, NSMIA does allow states and territories of the United States to require notice filings and collect fees with regard to these transactions and a state may suspend the offer and sale of securities within such state if any such required filing is not made or fee is not paid.

Resales Under Canadian Securities Laws

Any resale of our securities in Canada must comply with applicable securities laws that will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions from the prospectus and registration requirements of applicable Canadian securities laws, or under a discretionary exemption from such requirements granted by the applicable Canadian securities regulatory authority. Selling Shareholders are advised to seek legal advice prior to any resale of our securities.

OUR BUSINESS

Company History

The Company was originally incorporated under the laws of the State of Idaho on November 9, 1935, under the name of Montgomery Mines, Inc. In April, 1978 controlling interest in the Montgomery Mines Corporation was obtained by a group of the Thunder Mountain property holders who then changed the corporate name to Thunder Mountain Gold, Inc. with the primary goal to further develop their holdings in the Thunder Mountain Mining District, Valley County, Idaho.

Change in Situs and Authorized Capital

We moved our situs from Idaho to Nevada, but maintain our corporate offices in Garden City, Idaho. On December 10, 2007, Articles of Incorporation were filed with the Secretary of State in Nevada for Thunder Mountain Gold, Inc., a Nevada Corporation. The Directors of Thunder Mountain Gold, Inc. (Nevada) were the same as for Thunder Mountain Gold, Inc. (Idaho).

On January 25, 2008, the shareholders approved the merger of Thunder Mountain Gold, Inc. (Idaho) with Thunder Mountain Gold, Inc. (Nevada), which was completed by a share for share exchange of common stock. The terms of the merger were such that the Nevada Corporation was the surviving entity. The number of authorized shares for the Nevada Corporation is 200,000,000 shares of common stock with a par value of $0.001 per share and 5,000,000 shares of preferred stock with a par value of $0.0001 per share.

We are structured as follows: We own 100% of the outstanding stock of Thunder Mountain Resources, Inc., a Nevada Corporation. Thunder Mountain Resources, Inc. owns 100% of the outstanding stock of South Mountain Mines, Inc., an Idaho Corporation.

We have no patents, licenses, franchises or concessions which are considered by the Company to be of importance. The business is not of a seasonal nature. Since the potential products are traded in the open market, we have no control over the competitive conditions in the industry. There is no backlog of orders.

There are numerous Federal and State laws and regulation related to environmental protection, which have direct application to mining and milling activities. The more significant of these laws deal with mined land reclamation and wastewater discharge from mines and milling operations. We do not believe that these laws and regulations as presently enacted will have a direct material adverse effect on our operations.

Corporate Structure

The following diagram illustrates our corporate structure as of the date of this prospectus:



Subsidiary Companies

On May 21, 2007, we filed articles of incorporation with the Secretary of State in Nevada for Thunder Mountain Resources, Inc., a wholly-owned subsidiary of Thunder Mountain Gold, Inc. G. Peter Parsley was appointed as President, Secretary, Treasurer and sole Director. The financial information for the new subsidiary is included in the consolidated financial statements.

On September 27, 2007, Thunder Mountain Resources, Inc., a wholly-owned subsidiary of Thunder Mountain Gold, Inc., completed the purchase of all the outstanding stock of South Mountain Mines, Inc., an Idaho corporation. The sole asset of South Mountain Mines, Inc. consists of seventeen patented mining claims, totaling approximately 326 acres, located in the South Mountain Mining District, Owyhee County, Idaho. The Stock Purchase Agreement was previously filed as an Exhibit to a Form 8-K filed on June 11, 2007.

Current Operations

We are a mineral exploration stage company with no producing mines. We intend to remain in the business of exploring for mining properties that have the potential to produce gold, silver, base metals and other commodities.

Reports to Security Holders

We do not issue annual or quarterly reports to our security holders other than the annual Form 10-K and quarterly Forms 10-Q as electronically filed with the SEC. Electronically filed reports may be accessed at www.sec.gov. Interested parties also may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N. W., Washington, D.C. 20549. Information may be obtained on the operation of the Public Reference Room by calling the SEC at 1 (800) SEC-0330.


PROPERTIES


We own rights to claims and properties in the mining areas of Nevada, Idaho and Arizona. None of the properties contain any known probable (indicated) or proven (measured) ore reserves under the definition of ore reserves that meet the definition of reserves as defined by SEC Industry Guide 7.

We own 100% of the outstanding stock of Thunder Mountain Resources, Inc., a Nevada Corporation. Thunder Mountain Resources, Inc. owns 100% of the outstanding stock of South Mountain Mines, Inc., an Idaho Corporation. South Mountain Mines, Inc. owns the South Mountain Project. Thunder Mountain Resources, Inc. completed the direct purchase of 100% ownership of South Mountain Mines, Inc. on September 27, 2007.


Thunder Mountain Gold, Inc.


West Tonopah Claim Group, Esmeralda County, Nevada

Eight unpatented lode mining claims totaling approximately 160 acres in the Tonopah Mining district of Esmeralda County, Nevada were located by us in 2007. The claims are situated on what has been interpreted to be the offset portion of the "West End" and "Ohio" Veins along the south limb of the Tonopah District West End Rhyolite intrusive dome. The target is projected to be 500 to 800 feet deep and could initially be tested by surface drilling. The typical veins historically mined in this area were 10-20 feet thick, with localized ore shoots up to 50 feet thick. Grades historically mined in the area were 15 to 20 ounces per ton (opt) silver and 0.15 to 0.20 ounce per ton (opt) gold. There is approximately 3,000 feet of relatively unexplored strike length.

Clover Mountain Claim Group, Owyhee County, Idaho

A geologic reconnaissance program in the fall of 2006 identified anomalous gold, silver, and other base metals in rock chips and soils at Clover Mountain. In February 2007 we located the Clover Mountain claim group consisting of 40 unpatented lode mining claims totaling approximately 800 acres. Mineralization appears to be associated with stockwork veining in a granitic stock which has been intruded by northeast and northwest-trending rhyolitic dikes. The property is overlain by locally silicified rhyolitic tuff.

Follow-up rock chip sampling within the area of the anomaly has identified quartz veining with gold values ranging from 3.6 part per million (ppm) to 16.5 ppm. A soil sample program consisting of 215 samples was conducted on 200'x 200' grid spacing which defined two northeast tending soil anomalies with gold values ranging from 0.020 ppm to 0.873 ppm Au. The

gold anomalies are approximately 1,000' in length and approximately 300' in width. The gold anomalies are associated with northeast trending structures with accompanying quartz stockwork veining in an exposure of Cretaceous/Tertiary granite. A 2,500' base metal soil anomaly is observed trending northwest proximal to rhyolite and rhyodacitic dikes which intrude the granitic stock. No work was completed on the claim group in 2010, but additional field work is warranted in the future that may include backhoe trenching and sampling in the significantly anomalous area followed by exploration drilling.

CAS Iron Creek Cobalt Gold Property, Lemhi County, Idaho

We purchased a first right on a prospective cobalt/gold property in the Idaho Cobalt Belt during the 4th quarter 2010. CAS claims are in the Iron Creek Mining District of the Idaho Cobalt Belt. The property consists of 46 unpatented lode claims located on U.S. Forest Service managed lands. The property has had extensive geophysical and geochemical work completed from 2003 through 2006, plus 19 drill holes in some of the anomalous zones.

Selected assay results from previous drilling are shown below:

Drill Hole	Orientation	Interval (ft)	Total Footage	Grade Gold (OPT)	Grade Cobalt (%/lb/t)
IC0302	N10E / -50 ^{0}	254.5 to 275.0 /	20.5	0.241	0.510 / 10.25
IC0303	N10E / -45 ^{0}	239.0 to 252.0 /	13.0	0.106	0.260 / 5.14
IC0304	N10E / -50 ^{0}	420.0 to 435.0 /	15.0	0.243	0.340 / 6.72
IC0307	N50W / -55 ^{0}	125.0 to 155.0 /	30.0	0.102	0.040 / 0.073
SRR6001	S20W / -55 ^{0}	151.0 to 161.0 /	10.0	N/A	0.470 / 9.33

The gold-cobalt present on the CAS claim group consists of exhalative style sulfide mineralization typical of the Cobalt Belt. Our Management feels that this prospect has significant potential of high-grade underground gold-cobalt mineralization and will be conducting a geologic evaluation of the property once the snow melts in the late spring 2011 prior to finalizing and agreement with the claim owner.

Under the terms of the option, we have until July 31, 2011 to finalize an agreement on the property to acquire 100% interest in the property. Financial terms have not been disclosed.

Thunder Mountain Resources, Inc.

Trout Creek Claim Group, Lander County, Nevada

The Trout Creek pediment exploration target is located in Lander County, Nevada in T.29N. R44E. The property consists of 60 unpatented mining claims totaling approximately 1,200 acres that are located along the western flank of the Shoshone Range in the Eureka-Battle Mountain mineral trend.

The claims are located along a northwest structural tend which projects into the Battle Mountain mining district to the northwest and into the Goat Ridge window and the Gold Acres, Pipeline, and Cortez area to the southeast. Northwest trending mineralized structures in the Battle Mountain mining district are characterized by elongated plutons, granodiorite porphyry dikes, magnetic lineaments, and regional alignment of mineralized areas. The Trout Creek target is located at the intersection of this northwest trending mineral belt and north-south trending extensional structures.

The Trout Creek target is based on a regional gravity anomaly on a well-defined northwest-southeast trending break in the alluvial fill thickness and underlying bedrock. Previous geophysical work in the 1980s revealed a airborne magnetic anomaly associated with the same structure, and this was further verified and outlined in 2008 by our personnel using a ground magnetometer. The target is covered by alluvial fan deposits of unknown thickness shed from the adjacent Shoshone Range, a fault block mountain range composed of Paleozoic sediments of both upper and lower plate rocks of the Roberts Mountains thrust. The geophysical anomaly could define a prospective and unexplored target within a well mineralized region.

Effective March 22, 2011, we entered into a Minerals Lease and Agreement with and among Newmont Mining USA Limited,, a Delaware Corporation, Newmont Mining Corporation, a Delaware Corporation, (collectively "Newmont"). Under the terms of the Agreement, we are responsible for conducting the exploration program and obligated to expend a minimum of $150,000 over the next two years, with additional expenditures possible in future years. Conducting drilling on Newmont lands is part of the work commitment, but the Agreement can be terminated after the minimum expenditure commitment has been made. The Agreement outlines the terms of a joint venture if our program is successful in which Newmont can earn up to 70% of the project by expending 150% of our expenditures up to the point that Newmont decides to form a joint venture. If we define economic mineralization and Newmont decides not to joint venture, then we can obtain ownership of any or all of the Newmont lands within the Area of Influence and Newmont would retain three percent (3%) of net smelter returns (NSR) as royalty interest. The Agreement expanded our exploration area by adding 9,565 leased acres to our 60 unpatented mining claims (1,200 acres) staked in 2007. The exploration area is situated on the Eureka-Battle Mountain trend in the Reese River

Valley to the east of Newmont's operating Phoenix Mine and past producing Cove-McCoy Mines. The Agreement also makes available to us geophysical information, as well as geochemical and drill data from previous Newmont exploration projects on either side of our main target area. We have retained a consultant to interpret the Newmont data package and recommend additional geophysical work to enhance the primary target area. The work plan for 2011 and 2012 is to conduct additional geophysics that will help define important structural trends under the gravels, depth to bedrock and other important features of the valley fill. Interpretation of the geochemical and drill data provided by Newmont, in conjunction with the geophysics, will help guide the drilling program to be done over the next couple of field seasons.

Portland Claim Group, Mohave County, Arizona

In 2008 Thunder Mountain Resources, Inc. located 19 unpatented mining claims totaling approximately 380 acres at the Portland property located approximately 30 miles northwest of Kingman, Arizona. The identified gold exploration target is along a detachment at the contact of basement Precambrian gneiss and overlying Tertiary volcanics. Surface samples of silicified rhyolite on the Portland Claim Group range from a trace to 1.35 ppm gold. The alteration and anomalous mineralization is interpreted to be leakage along vertical structures from a potentially mineralized detachment similar to the Portland 1980's open pit mine located approximately 7,500 feet east of the claim group.

Gold Hill Claim Group, La Paz County, Arizona

In 2008, Thunder Mountain Resources, Inc. staked unpatented mining claims that total approximately 440 acres in the Ellsworth mining district in west central. The Gold Hill Project covers prospective geology for a detachment style precious metals deposit. Select and chip-channel samples of exposures in shallow workings adjacent to the main covered target are highly anomalous in gold with values ranging from 5.14 ppm to 26.8 ppm gold.

Much of the exposed outcrop in the project area consists of Proterozoic gneiss with numerous metamorphic quartz veins with minor copper and gold. Along the eastern edge of a small embayment of alluvial cover, numerous prospect pits expose mineralized gneisses and quartzites that have been sheared at a low angle dipping both to the east and west. Select samples of this material have assayed as high as 26.8 ppm gold, and vertical chip channel samples of the walls of some of the accessible pits have found gold values up to 4.6 ppm gold.

South Mountain Mines, Inc.

South Mountain Project, Owyhee County, Idaho

The sole asset of South Mountain Mines, Inc. consists of 17 patented mining claims totaling approximately 326 acres owned outright by South Mountain Mines, Inc. In addition, the South Mountain Mines, Inc. has negotiated three leases on private ranch parcels with mineral rights and one patented claim that total approximately 542 additional acres. Thunder Mountain Resources also staked 21 unpatented mining claims totaling approximately 290 acres to cover BLM-managed land that is situated between the various private parcels. All holdings are located in the South Mountain Mining District, Owyhee County, Idaho.

In 2009, we engaged Gregory P. Wittman of Northwestern Groundwater & Geology, a "Qualified Person" under National Instrument 43-101 *Standards of Disclosure for Mineral Projects* ("NI 43-101"), to prepare a NI 43-101-compliant technical report on the South Mountain property. On July 19, 2010, we received approval of the Technical Report entitled "NI 43-101 Technical Report – South Mountain Project—Owyhee County, Idaho—Thunder Mountain Gold, Inc." dated March 23, 2010 (the "Technical Report") from securities regulatory authorities in Canada, pursuant to Canadian securities laws and the rules of TSX-V. We also furnished it to the SEC as Exhibit 99.1 to our Form 8-K, filed on July 17, 2011.

Additional drilling and sampling will be necessary before the resource can be classified as a mineable reserve, but Kleinfelder West's calculations provided a potential resource number that is consistent with South Mountain Mines' (Bowes 1985) reserve model.

During the 2008 field season two core drill holes were drilled to test the downdip extension of the sulfide mineralization in the main mine area, one on the DMEA2 ore shoot and one on the Texas ore shoot. The DMEA 2 target was successful, with two distinct sulfide zones totaling 30 feet being encountered in an overall altered and mineralized intercept of approximately 73 feet. The samples over the entire intercept were detail sampled over the entire 73 feet resulting in a total of 34 discrete sample intervals ranging from 0.5 to 3.7 feet. The samples cut at the Company's office in Garden City, Idaho and Company personnel delivered the samples to ALS Chemex preparation lab in Elko, Nevada. The analytical results showed two distinct zones of strong mineralization.

Interval Weighted Average	Gold Fire Assay (ounce per ton)	Silver Fire Assay (ounce per ton)	Zinc (%)	Copper (%)	Lead (%)
657 - 669.5 (12.5 feet)	0.066	1.46	7.76	0.276	0.306
687 – 704.5 (17.5 feet)	0.129	1.89	2.18	0.183	0.152

These intercepts are down dip approximately 300 feet below of the DMEA 2 mineralized zone encountered in Sonneman Level tunnel, and 600 feet below the DMEA 2 zone on the Laxey Level tunnel. The tenor of mineralization the DMEA 2 on the Sonneman is similar to that intercepted in the core hole, including two distinct zones with differing grades.

The second drill hole, TX-1, was designed to test the Texas Ore Shoot approximately 300 feet down dip of the Sonneman Level. The small core hole achieved a depth of 1,250 feet, but deviated parallel to the bedding and the targeted carbonate horizon was not intercepted.

The Technical Report showed the estimated indicated and inferred mineralization as follows:

Estimated Indicated Resources

	Tons	Gold (oz)	Silver (oz)	Copper (lbs)	Lead (lbs)	Zinc (lbs)
Indicated Resources	895,451	36,886	2,978,747	16,326,048	4,426,102	75,557,257
Weighted Average Grade*		0.04 opt	3.33 opt	0.79%	0.25%	4.22%

Estimated Inferred Resources

	Tons	Gold (oz)	Silver (oz)	Copper (lbs)	Lead (lbs)	Zinc (lbs)
Indicated Resources	2,517,057	24,768	1,948,040	30,630,750	4,339,697	45,687,709
Weighted Average Grade*		0.01 opt	0.78 opt	0.61%	0..09%	.91%

* A weighted average was used for the grades instead of a simple average since the panel block sizes vary in size and volume. Weighted Average differs from a regular average because calculation of the average is affected by volume. In general, a weight is assigned to individual quantities to ensure an accurate average is calculated.

During 2011, we plan on engaging a Qualified Person to prepare an updated technical report on the South Mountain Property in accordance with the requirements of National Instrument 43-101 of the Canadian Securities Administrators, including an updated pre-feasibility study, which reflects the updated phased mine plan and which updates other technical data relating to the South Mountain Property.

Cautionary Note to U.S. Investors

U.S. reporting requirements for disclosure of mineral properties are governed by the SEC Industry Guide 7 ("Guide 7"). NI 43-101 and Guide 7 standards are substantially different. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101. These definitions differ from the definitions in Guide 7. Under Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. The Technical Report is not a bankable feasibility study and cannot form the basis for proven or probable reserves on the South Mountain Property The Technical Report also uses the terms "mineral resource," "measured mineral resource," "indicated mineral resource" and "inferred mineral resource". We advise investors that these terms are defined in and required to be disclosed by National Instrument 43-101 of the Canadian Securities Administrators; however, these terms are not defined terms under Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral

resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of "contained pounds" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Location Map of South Mountain and Clover Mountain Projects



A multi-lithic intrusive breccia outcrop was identified and sampled in 2008 on property leased by the Company. This large area, approximately one mile long and one-half a mile wide, is located several thousand feet south of the main mine area. The intrusive breccia is composed of rounded to sub-rounded fragments of altered intrusive rock and silicified fragments of altered schist and marble. Initial rock chip samples from the outcrop area ranged from 0.49 ppm to 1.70 ppm gold, and follow-up outcrop and float sampling in 2009 yielded gold values ranging from 0.047 ppm to 5.81 ppm. A first pass orientation soil survey completed in 2008 was conducted near the "discovery' breccia outcrop at a spacing of 100 feet over a distance of 800 feet east/west and 1,000 feet north/south. The soil assays ranged from a trace to 0.31 ppm Gold. Surface mapping indicates that the intrusive breccia covers an area of approximately 5,000 feet x 1,500 feet.

The 2010 drilling focused primarily the breccia gold zone. Centra Consulting completed the storm water plan needed for the exploration road construction on private land, and it was accepted by the Environmental Protection Agency. Road construction started on August 1, 2010 by Warner Construction and a total of 3.2 miles of access and drill site roads were completed through the end of September.

A campaign of road cut sampling was undertaken on the new roads as they were completed. Three sets of samples were obtained along the cut bank of the road. Channel samples were taken on 25-foot, 50-foot or 100-foot intervals, depending upon the nature of the material cut by the road with the shorter spaced intervals being taken in areas of bedrock. A total of 197 samples were collected and sent to ALS Chemex labs in Elko, Nevada. A majority of the samples contained anomalous gold values and in addition to confirming the three anomalies identified by soils sampling, the road cuts added a fourth target that yielded a 350-foot long zone that averaged 378 parts per billion gold (0.011 ounce per ton). Follow up sampling on a road immediately adjacent to this zone yielded a 100-foot sample interval that ran 5.91 parts per million gold (0.173 ounce per ton). Drilling on the intrusive breccia target commenced on October 1, 2010 with a Schramm reverse circulation rig contracted through Drill Tech of Winnemucca, Nevada. Five widely-spaced holes on the four significant gold anomalies in the intrusive breccia target were completed with the following results:

Intrusive Breccia 2010 Drill Results

Hole Number	Depth (ft)	Average Gold Value (opt) – Entire Hole	Highest Grade 5 ft Interval (opt)	Comments
LO-1	625	0.0034	0.015	All 5 foot intervals had detectable gold. Discovery outcrop area – highly altered intrusive breccia with sulfides.
LO-2	845	0.001	0.016	95% of the intervals had detectable gold. Highly altered intrusive breccia with sulfides.
LO-3	940	0.0033	0.038	95% of the intervals had detectable gold. Mixed altered intrusive breccia and skarn; abundant sulfides (15 to 20% locally). West end of anomaly.
LO-4	500	0.002	0.0086	Entire hole had detectable gold. Altered intrusive breccia with sulfides. East end of anomaly.
LO-5	620	0.0037	0.036	Entire hole had detectable gold. Altered intrusive breccia with sulfides. East end of anomaly.

Management believes that the "first-pass" drill results from the intrusive breccia target proves the existence of a significant gold system in an intrusive package that is related to the polymetallic mineralization in the carbonate in the historic mine area. Additional work is planned for 2011, including a draped aeromagnetic, resistivity and IP surveys to isolate potential feeder structures and to evaluate the contact between the metasediments and the gold-bearing intrusive.

In addition to the drilling completed in on the Intrusive Breccia target, two reverse circulation drill holes were completed targeting the down dip extension of the polymetallic zones in an effort to confirm continuity of the ore zones to a greater depth. Vertical drill hole LO 6 was placed to intercept the down dip extension of the DMEA 2 ore shoot exposed on both the Laxey and Sonneman levels of the underground workings, as well as the 2008 core hole drilled by the Company that extended the zone 300 feet down dip of the Sonneman level. Drillhole LO 6 cut a thick zone of skarn alteration and polymetallic mineralization at 760 feet to 790 feet. The intercept contained 30 feet of 3.55% zinc, 1.87 ounce per ton silver, and 0.271% copper. Internal to this zone was 15 feet of 0.060 OPT gold and 20 feet of 0.21% lead. Importantly, this intercept proves the continuity of the ore zone an additional 115 feet down dip of the 2008 drill hole, or 415 feet below the Sonneman level. It remains open at depth.

Drill hole LO 7 was placed to test the down dip extension of the Laxey ore zone, the zone that produced a majority of the silver, zinc, copper, lead and gold during the World War II period. A portion of the ore zone was intercepted approximately 180 feet below the bottom of the Laxey Shaft which mined the zone over an 800-foot length. This hole intercepted 25 feet (600-625 feet) of 8.56% zinc and 1.15 ounce per ton (opt) silver. This intercept proves the extension of the Laxey ore zone approximately 120 feet below the maximum depth previously mined when over 51,000 tons of sulfide ore were mined and direct shipped to the Anaconda smelter in Utah. The grade of this ore mined over the 800 feet of shaft and stope mining was 15% zinc, 10 opt silver, 0.06 opt gold, 2.3% lead and 0.7% copper.

Management is encouraged by both of these intercepts as they prove the continuation of the replacement sulfide mineralized ore shoots at depth. Detailed follow-up core drilling will be needed to better define the potential of the ore shoots at depth.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATION

The following Management's Discussion and Analysis of Financial Condition and Results of Operation ("MD&A") is intended to help the reader understand our financial condition. MD&A is provided as a supplement to, and should be read in conjunction with, our financial statements and the accompanying integral notes ("Notes") thereto. The following statements may be forward-looking in nature and actual results may differ materially. *Factors that could cause actual results to differ materially include the following: inability to locate property with mineralization, lack of financing for exploration efforts, competition to acquire mining properties; risks inherent in the mining industry, and risk factors that are listed in ours reports and registration statements filed with the Securities and Exchange Commission.*

Plan of Operation

We maintain a corporate office in Boise, Idaho. This is the primary work area for the South Mountain Project and is utilized primarily by Pete Parsley and Eric Jones. Jim Collord has been working from a temporary residence in Boise Idaho at no additional charge to us. He will continue to work from his home office in Elko, Nevada as well as in the Boise office as the exploration program at South Mountain continues.

Our financial condition was positive during 2010 and the metals commodity markets were favorable during most of the year. We underwent a reduced budget program during the first part of the year while applying for a dual listing on the Toronto Stock Exchange – Venture Exchange ("TSX-V").

We received our TSX-V listing in September, 2010, and were successful in raising sufficient capital to conduct our Phase 1 drilling program on the South Mountain Project. Operational focus was on defining the extent and quality of the gold-bearing intrusive breccia zone through additional rock chip and soil sampling, and mapping. The work on South Mountain was enhanced through the field work conducted previously by Kinross Gold Corp., and through valuable field work conducted by Newmont Mining. The results of this work further defined the gold mineralogy, which will aid in the exploration drilling planned in 2011. In the wake of this field work, additional State land leases were applied for by us in 2010.

Our plan of operation for the next twelve months, subject to funding, and the availability of contractors, is as follows:

- Continue the advanced exploration and pre-development program for the South Mountain Project. This work may include the following:
- Initiate up to 10,000 feet of core drilling from the surface to better define the mineralization and to intercept the down-dip extensions of the Texas, DMEA-2, and Laxey ore zones.
- Complete geophysical work on the Intrusive Breccia target. This will consist of an extensive helicopter draped aeromagnetic survey plus resistivity and IP work and will help define specific targets within and peripheral to the mineralized intrusive complex.
- Conduct reverse circulation and core drilling on the Intrusive Breccia target once the geophysics have been completed and the targets have been defined.
- Consider further rehabilitation of the Sonneman workings near the Texas ore zone will be initiated so that underground sampling and mapping can be completed.
- Continue the baseline environmental work.
- Continue to work with potential joint venture or capital partners to advance the project into the next phase of exploration and pre-production goals.

Work on the other five properties controlled by the Company will continue in 2011, although South Mountain will still remain the focus of our efforts. At the Trout Creek Project, the following is planned:

- Complete negotiations with additional mineral rights holders in the target area.
- Continue geophysical interpretation of the valley area, and conduct additional ground gravity surveys to supplement currently available data.
- Define potential drill targets and develop a program for late 2011 or the 2012 field season.

The CAS Prospect will be evaluated when field conditions allow and a decision to drop or move ahead with the project will be made by the end of July, 2011.

Reconnaissance of favorable areas and review of submittals will continue.

Potential joint venture partners will be solicited on some of the properties in Nevada and Arizona.

Table of Contents

Results of Operations-2010

We had no revenues and no production for 2010 or 2009. Total expenses for 2010 more than doubled from the prior year to $1.3 million, up 110% from 2009 total expenses of $617,000. The increase in total expenses is primarily the result of exploration activities under taken during the year. Exploration expense for the year end 2010 was $516,000 an increase of $417,000 over 2009 exploration expense of $99,000 as a result of the drilling program completed during the year at our South Mountain Property. Legal and accounting fees for 2010 increased $90,000 to $194,000, a 90% increase over 2009 legal and accounting expenses of $104,000, which was driven by our TSX-V listing application. 2010 management and administrative increased $171,000, or 46%, to $545,000 compared to 2009 expense of $374,000. The increase was a combination of expenses incurred related to our capital raising efforts and the reinstatement of salaries for executive officers.

Results of Operations-2009

We had no revenues and no production for 2009 or 2008. Total expenses for 2009 decreased by $438,443, or approximately 42%, to $616,528 compared with $1,054,971 for 2008, due largely to a decrease in exploration and management and administrative expense in 2009. Exploration costs in 2009 decreased by $350,087 when compared with 2008, to $98,640, primarily as a result of the limited exploration activities undertaken in 2009 due to limited cash resources. Management and administrative costs in 2009 decreased by $97,154 over 2008, to $374,424 as of December 31, 2009, primarily as a result of the voluntary decrease in salaries to preserve cash. As a result of these decreased expenses in 2009, we reported a comprehensive net loss of $560,944 ($0.04 per share) in 2009, compared to a comprehensive net loss of $1,048,068 ($0.08 per share) in 2008. Net loss per share was based on weighted average number of shares of 15,455,139 for the year ended December 31, 2009 and 13,314,328 for the year ended December 31, 2008.

Results of Operations-2008

We had no revenues and no production for 2008 or 2007. Total expenses for 2008 increased by $450,247, or approximately 74%, to $1,054,971 compared with $604,724 for 2007, due largely to increased exploration expense and management and administrative expense in 2008, offset by a decrease in Directors' fees and professional services. Management and administrative costs in 2008 increased by $116,590 over 2007, to $471,578 as of December 31, 2008, primarily as a result of the expanded work required to fully evaluate the property acquisition that resulted from of all the outstanding stock of South Mountain Mines, Inc. As a result of these increased expenses in 2008, we reported a net loss of $1,048,068 ($0.08 per share) in 2008, compared to a net loss of $392,709 ($0.04 per share) in 2007. Net loss per share was based on weighted average number of shares of 13,314,328 for the year ended December 31, 2008 and 10,665,585 for the year ended December 31, 2007.

Management actions in addressing the "going concern" qualification

The audit opinion and Notes that accompany our consolidated financial statements for the year ended December 31, 2010, disclose a 'going concern' qualification to our ability to continue in business. The consolidated financial statements for the period then ended have been prepared under the assumption that we will continue as a going concern. Such assumption contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the consolidated financial statements for the year ended December 31, 2010, we incurred losses and negative cash flows from operating activities for the year then ended, and at December 31, 2010, did not have sufficient cash reserves to cover normal operating expenditures for the following 12 months. These factors raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might be necessary should we be unable to continue as a going concern.

Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis, to obtain additional financing as may be required, or ultimately to attain profitability. Potential sources of cash, or relief of demand for cash, include additional external debt, the sale of shares of our stock or alternative methods such as mergers or sale of our assets. No assurances can be given, however, that we will be able to obtain any of these potential sources of cash. We currently require additional cash funding from outside sources to sustain existing operations and to meet current obligations and ongoing capital requirements.

Our plans for the long term continuation as a going concern include financing our future operations through sales of our common stock and/or debt and the eventual profitable exploitation of our mining properties. Our plans may also, at some future point, include the formation of mining joint ventures with senior mining company partners on specific mineral properties whereby the joint venture partner would provide the necessary financing in return for equity in the property.

While we do not currently have cash sufficient to support the currently planned aggressive exploration work at South Mountain, we believe that our survivability can be assured by the following:

- At December 31, 2010, we had $298,232 cash in our bank accounts.

- Management and the Board have not undertaken plans or commitments that exceed the cash available to us. We do not include in this consideration any additional investment funds mentioned below. Management is committed to manage expenses of all types so as to not exceed our on-hand cash resources at any point in time, now or in the future.

We firmly believe we can outlast the current disruptions in the investment markets and continue to attract investment dollars in coming months and years. We will also consider other sources of funding, including potential mergers or farm-out of some of our exploration properties.

For the year ended December 31, 2010, net cash used for operating activities was $1,127,142, consisting of our 2010 net operating loss reduced by non-cash expenses and net cash provided by changes in current assets and current liabilities. Cash used in investing activities for 2010 totaled $10,900 used to purchase mining claims, compared to cash of $29,530 used in 2009 to purchase mining claims and equipment.

Our future liquidity and capital requirements will depend on many factors, including timing, cost and progress of our exploration efforts, our evaluation of, and decisions with respect to, our strategic alternatives, and costs associated with the regulatory approvals. If it turns out that we do not have enough money to complete our exploration programs, we will try to raise additional funds from a second public offering, a private placement, mergers, farm-outs or loans.

We know that additional financing will be required in the future to fund our planned operations. We do not know whether additional financing will be available when needed or on acceptable terms, if at all. If we are unable to raise additional financing when necessary, we may have to delay our exploration efforts or any property acquisitions or be forced to cease operations. Collaborative arrangements may require us to relinquish our rights to certain of our mining claims.

Private Placements

On September 24, 2010, we completed a private placement offering for the sale of 6,130,271 Units with proceeds of $1,001,867, net of $188,349 in deferred financing costs. The subscription agreements were denominated in Canadian dollars (Cdn$) at a price of Cdn $0.20 per Unit.

On May 10, 2010, we issued 1.25 million Units at $0.20 per Unit in a private placement for net proceeds of $250,000.

On August 7, 2009, we closed a private offering of securities solely to accredited investors. The offering consisted of 380,000 Units priced at $0.20 each. As a result of completion of the offering, a total of 380,000 shares of common stock, $0.001 par value, and warrants to acquire 380,000 shares of common stock were issued. Included in the 380,000 units issued, were 5,000 units issued for services valued at $1,000. There were no registration rights granted in connection with the offering. No Placement Agent was used, and no commissions were paid.

On August 10, 2009 the Board unanimously approved a resolution authorizing the re-pricing of warrants, including those issued in the August 7, 2009 private placement, originally exercisable at $0.30 or $0.40 per share, to an exercise price of $0.13 per share which was subsequently raised to $0.15 per share, with such re-pricing valid until November 23, 2009. As a result of completion of the offering, a total of 3,020,000 warrants were exercised for a like number of shares of common stock, $0.001 par value. Commissions of $23,250 were paid to a placement agent, resulting in net cash proceeds of $429,750 to us. Additionally, 100,000 shares were issued for warrants with an exercise price of $0.05 per share, for net cash proceeds of $5,000. The net cash proceeds from the exercise of warrants were $434,750. Finally, 30,000 shares were issued to an officer of ours, for warrants exercised at $0.15 in exchange for a reduction of $4,500 in a loan that the officer had previously extended to us. There were no registration rights granted in connection with any of these shares. No other commissions were paid, and a total of $450 in Blue Sky fees were paid to the states of Idaho, California and Washington.

Subsequent Events

The Agreement with Newmont requires us expend a minimum of $150,000 over the next two years, with additional expenditures possible in future years. We are also obligated to conduct drilling on the lands leased from Newmont, but the Agreement can be terminated after the minimum expenditure commitment has been made.

Off Balance-Sheet Arrangements:

During the 12 months ended December 31, 2010 and 2009, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Contractual Obligations

During 2008, two lease arrangements were made with land owners that own land parcels adjacent to our South Mountain patented and unpatented mining claims. The leases both were for a seven-year period, with options to renew, with annual payments (based on $20 per acre) listed in the following table. The leases have no work requirements.

Contractual obligations	Total*	Payments due by period			
		Less than 1 year 2-	3 years	3-5 years	More than 5 years
Acree Lease (yearly, June)(1)	$9,040	$2,260	$4,520	$2,260	-
Lowry Lease (yearly, October)(1)(2)	$30,160	$7,540	$15,080	$7,540	-
Herman Lease (yearly, April)	$ 5,600	$1,120	$2,240	$2,240	-
Total	$44,800	$10,920	$21,840	$12,040	-

*   Amounts shown are for the lease periods years 3 through 7, a total of 4 years that remain after 2010, the second year of the lease period.
**   The Lowry lease has an early buy-out provision for 50% of the remaining amounts owed in the event we desire to drop the lease prior to the end of the first seven-year period.

On July 30, 2010 we entered into a consulting agreement (the "Cameron Agreement") with Cameron Consulting, Inc. ("Cameron") pursuant to which Cameron was retained to provide us with investor relations and business communications services for an initial term of 12 months, renewable thereafter. Cameron will also receive a monthly work fee of $5,000 during the term of the agreement. Pursuant to the Cameron Agreement, we issued Cameron 200,000 shares of common stock on or about August 6, 2010.

Pursuant to a letter of intent dated September 20, 2010, between Haywood and us, we agreed to pay Haywood a fee of $35,000 plus Canadian GS Tax, and issue 200,000 shares of common stock on delivery of Haywood's final report to the TSX-V for our TSX-V listing. We also agreed that Haywood has a first right of refusal for any brokered offerings of equity or debt by us for one year following the acceptance of our TSX-V Listing. Haywood's final report was delivered to the TSX-V on September 22, 2010. On September 22, 2010, our application for listing on the TSX-V was accepted and our common stock commenced trading on the TSX-V on September 24, 2010 under the symbol "THM." We also agreed to indemnify Haywood and its respective officers, directors and employees against all losses, claims, damages, liability and expenses related to or arising out of Haywood's activities in connection with the sponsorship, including $10,000 for its reasonable legal fees and expenses incurred in connection with the sponsorship.

Critical Accounting Policies

We have identified our critical accounting policies, the application of which may materially affect the financial statements, either because of the significance of the financials statement item to which they relate, or because they require management's judgment in making estimates and assumptions in measuring, at a specific point in time, events which will be settled in the future. The critical accounting policies, judgments and estimates which management believes have the most significant effect on the financial statements are set forth below:

a)   Estimates. Our management routinely makes judgments and estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the future resolution of the uncertainties increase, these judgments become even more subjective and complex. Although we believe that our estimates and assumptions are reasonable, actual results may differ significantly from these estimates. Accounting estimates that play a significant role in our operations include measurement of stock-based compensation, impairment assessments on our properties and equipment, measurement of derivative liabilities and income taxes. Changes in estimates and assumptions based upon actual results may have a material impact on our results of operation and/or financial condition.

b)   Stock-based Compensation. The Company records stock-based compensation in accordance with ASC 718, "Compensation – Stock Compensation" using the fair value method. All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the

consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

c) Income Taxes. We have current income tax assets recorded in our financial statements that are based on our estimates relating to federal and state income tax benefits. Our judgments regarding federal and state income tax rates, items that may or may not be deductible for income tax purposes and income tax regulations themselves are critical to the Company's financial statement income tax items.

Adopted Accounting Pronouncements

In January 2010, the ASC guidance for fair value measurements was updated to require additional disclosures related to movements of assets among Levels 1 and 2 of the three-tier fair value hierarchy. Also, a reconciliation of purchases, sales, issuance, and settlements of anything valued with a Level 3 method is required. Disclosure regarding fair value measurements for each class of assets and liabilities will be required. The updated guidance was adopted by the Company in its quarter ended March 31, 2010, except for disclosures about the activity in Level 3 fair value measurements which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Adoption of this updated guidance did not have a material impact on the Company's consolidated financial statements.

LEGAL PROCEEDINGS

We have no legal actions pending against it and we are not a party to any suits in any court of law, nor are any of our directors aware of any claims which could give rise to or investigations pending by the Securities and Exchange Commission or any other governmental agency. There are no pending legal proceedings to which any of our directors, officers or affiliates, any owner of record or beneficiary of more than 5% of our common stock, or any security holder of us is a party adverse to us or has a material interest adverse to us.

MANAGEMENT

This section sets forth certain information with respect to our current directors and executive officers, as of December 31, 2010.

Directors and Executive Officers

Name	Age	Office with the Company	Appointed to Office
E. James Collord	63	President, Chief Executive Officer, Director	Since 1978
Pete Parsley	49	Vice President, Director Exploration Manager	Since 1999
Eric T. Jones	48	Chief Financial Officer, Investor Relations	Since March 2006
Dr. Robin S. McRae	69	Director	Since 1978
Edward D. Fields	72	Director	Since March 2006
Douglas J. Glaspey	57	Director	Since June 2008
R. Llee Chapman	53	Director, Chairman of Audit Committee	Since January 2010

Background and experience

E. James Collord has a Masters in Science degree in exploration geology from the Mackay School of Mines, University of Nevada, Reno (1980). He has been a mining professional for 37 years, employed in a variety of capacities, including mill construction superintendent, exploration geologist, mine construction and reclamation manager, and in environmental and lands management. During the period 1975 through 1997, Jim worked for Freeport Exploration where he worked with a successful exploration team that discovered several Nevada mines. Later in his Freeport career, he managed mining operations and lead permitting efforts. For the period 1997 through 2005, Jim was Environmental and Lands Superintendent at Cortez Gold Mines, a large Nevada mine that was a joint venture between Placer Dome and Kennecott Minerals. After retirement from Cortez, and until his employment by Thunder Mountain Gold, Inc. in April 2007, he managed the Elko offices for environmental and hydrogeologic consulting groups. He is the grandson of Daniel C. McRae, the original locator of the gold prospects in the Thunder Mountain Gold Mining District in the early 1900s.

G. Peter Parsley has a Masters in Science degree in geology from the University of Idaho. He has been a mining professional since 1985 and has experience in gold exploration, mine development, construction, reclamation, and environmental compliance and permitting. He was associated with the Thunder Mountain Project starting in 1985 when he was project manager for the exploration program by USMX/Dakota Mining that defined the Dewey mineralization. After that, he served as President and Exploration Manager for Triumph Gold Corporation that had interests in the United States, China and South America. Mr. Parsley was appointed Vice President and Exploration Manager for Thunder Mountain Gold, Inc. on April 1, 2006, and was appointed as President of Thunder Mountain Resources in early 2007.

Eric T. J ones has over 25 years of mining, financial and entrepreneurial experience. He has held positions with Dakota Mining Corp. as General Mine Manager of the Stibnite Mine gold heap leach operation; Hecla Mining Company at their Rosebud Mine in Nevada and Stibnite, Idaho; and with CoCa Mines Cactus Gold Mine in Mojave California where he worked as Mine Engineer. Eric has experience in start-up companies in the technical, materials, and finance space. Because of Eric's varied business experience, in 2006 the Board appointed him to the position of Secretary/Treasurer and Chief Financial Officer. In February 2008 Eric joined Thunder Mountain Gold as Chief Financial Officer, and Vice President of Investor Relations and Business Development.

Dr. Robin S . McRae is a graduate of the Pacific College of Optometry and is a retired Boise optometrist. He is also the grandson of Daniel C. McRae, and is the son of Robert J. McRae, author of numerous geological reports concerning the Thunder Mountain Mining District. His knowledge of mining and related exploratory activities is derived from three generations of ownership of the Sunnyside group of claims that the Registrant previously owned.

Edward D. Fields is a professional mineral resource geologist with over 40 years of experience. He was Manager of Mineral Resources for Boise CasCDNe Corporation (1983-1999), and was responsible for the discovery of a significant underground gold resource in Washington State. He also worked for Kennecott Copper Company at their Ok Tedi Mine in Papua New Guinea and as Chief Geologist for the Duval Corporation at the Battle Mountain, Nevada copper-gold mine. Mr. Fields has a MS degree in geology from the University of Wyoming.

Douglas J. Glaspey is currently Chief Operating Officer and a Director of U.S. Geothermal, Inc., which currently trades on the American Stock Exchange (Symbol: HTM). Mr. Glaspey has 29 years of operating and management experience with experience in production management, planning and directing resource exploration programs, preparing feasibility studies and environmental permitting. He formed and served as an executive officer of several private resources companies in the U.S., including Drumlummon Gold Mines Corporation and Black Diamond Corporation. He holds a BS degree in Mineral Processing and an Associate of Science in Engineering Science. Mr. Chapman presently spends approximately X percent of his time with us.

R. Llee Chapman was appointed as Director and Chairman of the Audit Committee on January 28, 2010, subsequent to the close of 2009. He is the former Regional Vice President for Newmont Mining Corporation – North America. His many years of mining experience also includes public company CFO level management in positions with Barrick Goldstrike Mines, Apollo Gold Inc., Knight Piesold & Co., Idaho General Mines (now General Moly). Mr. Chapman holds a Bachelor of Science degree in Accounting from Idaho State University, and is a licensed CPA in Idaho and Montana.

Directorships in reporting companies

Mr. Glaspey is the only director of the Registrant that is a director of another corporation subject to the requirements of Section 12 or Section 15(d) of the Exchange Act of 1934.

Significant Employees

We employ three full-time Salaried Management which are budgeted positions approved by our Board of Directors. Jim Collord – President – recently had his salary reinstated by the board during the quarter to 100% of his base. Previously, Jim Collord had been at a half rate salary prior to December 31, 2010 while financial conditions improved. Pete Parsley and Eric Jones remained on full salary during the third Quarter of 2010.

Family Relationships

Dr. Robin S. McRae is the cousin of E. James Collord, the President of the Registrant. Both are grandsons of the original locator of the Thunder Mountain Mining District, Valley County, Idaho.

Involvement in Certain Legal Proceedings

None of the officers and directors of the Registrant have been involved in any bankruptcy, insolvency, or receivership proceedings as an individual or member of any partnership or corporation; none have ever been convicted in a criminal proceeding or is the subject of a criminal proceeding presently pending. None have been involved in proceedings concerning his ability to act as an investment advisor, underwriter, broker, or dealer in securities, or to act in a responsible capacity for an investment company, bank savings and loan association, or insurance company or limiting his activity in connection with the purchase and sale of any security or engaging in any type business practice. None have been enjoined from engaging in any activity in connection with any violation of federal or state securities laws nor been involved in a civil action regarding the violation of such laws.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers and persons who beneficially owns more than ten percent of a registered class of our equity securities to file with the SEC initial reports of ownership and reports of change in ownership of common stock and other equity securities of us. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

TSX-V Escrow Agreement

In connection with our application for listing on the TSX-V, shares of our common stock held by our officers and directors, namely, James Collord, Eric Jones, Glen Parsley, Robin McRae, Douglas Glaspey, Edward Fields, and Robert Chapman, are subject to escrow under a Tier1TSX-V value escrow agreement ("Escrow Agreement"). The total number of shares subject to the Escrow Agreement was 4,799,239 shares of common stock, or approximately 22% of our outstanding common stock at the

time of the listing. Unless certain TSX-V conditions are met, the shares held in escrow may not be sold, assigned, hypothecated, transferred or otherwise dealt with without the prior written consent of the TSX-V. The escrowed shares will be released pursuant to an an automatic 18 month escrow release mechanism, at six month intervals, with 25% of the escrowed shares released on September 24, 2010; and 25% of the escrowed shares being releasable every 6 months thereafter. The Escrow Agreement provides that in the event of the bankruptcy of an escrow shareholder, and if the TSX-V does not object, the escrowed shares may be transferred to a bankruptcy trustees or a court authorized person or entity, but the shares will still be subject to the Escrow Agreement. In the event of the death of an escrow shareholder, and if the TSX-V does not object, the escrowed shares of the deceased shareholders would be released from escrow.

Computershare Trust Company. Inc. acts as our Escrow Agent.

Audit Committee

Our Board of Directors is responsible for oversight and management. During 2009, the Board did not have a separately-designated standing audit committee because the entire Board of Directors acted as our audit committee. On January 28, 2010, an Audit Committee was designated from members of the Board, consisting of R. Llee Chapman, Douglas Glaspey and Edward Fields as the independent members. Mr. Chapman was appointed as Chair of the Audit Committee. The Directors have designated R. Llee Chapman as the "audit committee financial expert," as defined under the applicable rules of the SEC. The Audit Committee's responsibilities include:

- reviewing the financial reports provided by us to the Commission, our shareholders or to the general public;

- reviewing our internal financial and accounting controls;

- Recommending, establishing and monitoring procedures designed to improve the quality and reliability of the disclosure of our financial condition and results of operations;

- overseeing the appointment, compensation and evaluation of the qualifications and independence of our independent auditors;

- overseeing our compliance with legal and regulatory requirements;

- overseeing the adequacy of our internal controls and procedures to promote compliance with accounting standards and applicable laws and regulations;

- engaging advisors as necessary; and

- determining the funding from us that is necessary or appropriate to carry out the audit committee's duties.

Compensation Committee

There is currently no Compensation Committee of the Board of Directors. Compensation of employees is reviewed and approved by the Board of Directors.

Code of Ethics

On June 15, 2010, our Board of Directors adopted a code of ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Our Code of Ethics is available for viewing on our website at www.thundermountaingold.com.

Indemnification of Directors and Officers

Our By-Laws address indemnification of Directors and Officers. Nevada law provides that Nevada corporations may include within their articles of incorporation provisions eliminating or limiting the personal liability of their directors and officers in shareholder actions brought to obtain damages for alleged breaches of fiduciary duties, as long as the alleged acts or omissions did not involve intentional misconduct, fraud, a knowing violation of law or payment of dividends in violation of the Nevada statutes. Nevada law also allows Nevada corporations to include in their Articles of Incorporation or Bylaws provisions to the effect that expenses of officers and directors incurred in defending a civil or criminal action must be paid by the corporation as they are incurred, subject to an undertaking on behalf of the officer or director that he or she will repay such expenses if it is ultimately determined by a court of competent jurisdiction that such officer or director is not entitled to be indemnified by the corporation because such officer or director did not act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation.

Our Articles of Incorporation provide that a director or officer is not personally liable to us or our shareholders for damages for any breach of fiduciary duty as a director or officer, except for liability for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of distribution in violation of Nevada Revised Statutes, §78.300. In addition, Nevada Revised Statutes §78.751 and Article VII of the Company's Bylaws, under certain circumstances, provided for the indemnification of our officers and directors against liabilities which they may incur in such capacities.

EXECUTIVE COMPENSATION

Pete Parsley continued his full-time position as Vice President and Exploration Manager during 2010 at a salary of $105,000 per year from January to August 2010. In September his annual salary was increased to $113,000 per year.

Jim Collord voluntarily reduced his salary to $12,000 per year commencing in June 2008 which continued throughout 2009 to maximize financial resources available for exploration efforts. His salary was reinstated at rate of 60,000 per year from January to August 2010. In September 2010 his salary was increased to $110,000 per year.

Eric Jones commenced working for us in February 2008 at a 75% of a full-time rate of $100,000 per year, or $75,000 per year which was further reduced to a temporary rate of $12,000 per year starting June 1, 2009 through September 30, 2009. His salary was returned to the 100% full-time rate of $100,000 starting in October 2009. In September 2010 his salary was increased to $110,000 per year.

As authorized by Board Resolution on March 30, 2010, a total of 550,000 shares of common stock were issued, of which 450,000 were issued to our Executive Officers and Directors. The stock was valued based on the fair market value of our common stock on the day of the awards. See Note 5 "Stockholders' Equity" for further discussion of the award.

On August 24, 2010 the Board approved, subject to Shareholder approval of its SOP, a grant of 2.0 million options under the SOP to Directors, Executive Officers and other non-employees consultants. The options have a strike price of $0.27, which approximates the fair market value of our common equity on the date of grant, based on the average of the bid/ask prices as quoted by the National Quotation Bureau on the day of grant. The option certificates will reflect the actual date of the grant upon approval of the SOP by shareholders.

Summary Compensation Table

Compensation to our directors also included reimbursement of out-of-pocket expenses that are incurred in connection with the Directors' duties associated with our business. There is currently no other compensation arrangements for our Directors. The following table provides certain summary information for the fiscal year ended December 31, 2010 concerning compensation awarded to, earned by or paid to our Chief Executive Officer, Chief Financial Officer and three other highest paid executive officers, including our Directors:

Name & Position	Year	Salary (US$)	Bonus (US$)	Stock Awards (US$)	Option Awards (US$)	Non-Equity Incentive Plan Compensation (US$)	Change in Pension Value & Non-Qualified Deferred Compensation Earnings (US$)	All Other Compensation/ Directors Fee (US$)	Total (US$)
Jim Collord, President & CEO	2010	$76,668	-	$17,000	-	-	-	-	$93,668
	2009	$12,000	-	-	-	-	-	-	$12,000
Eric T. Jones, CFO, Sec/Treasurer	2010	$103,335	-	$17,000	-	-	-	-	$120,335
	2009	$60,270	-	-	-	-	-	-	$60,270
Pete Parsley, V.P. & Director	2010	$107,668	-	$17,000	-	-	-	-	$124,668
	2009	$103,000	-	-	-	-	-	-	$103,000
Doug Glaspey Director	2010	-	-	$8,500	-	-	-	-	$8,500
	2009	-	-	-	-	-	-	-	-
Robin S. McRae, Director	2010	-	-	$8,500	-	-	-	-	$8,500
	2009	-	-	-	-	-	-	-	-
Edward Field, Director	2010	-	-	$8,500	-	-	-	-	$8,500
	2009	-	-	-	-	-	-	-	-
R. Llee Chapman Director	2010	-	-	-	-	-	-	-	-
	2009	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

There are no compensatory plans or arrangements for compensation of any Director in the event of his termination of office, resignation or retirement.

Options Grants During the Last Fiscal Year / Stock Option Plans

Prior to May 25, 2010, we did not have a stock option plan in favor of any our directors, officers, consultants or employees.

On May 25, 2010, our Board of Directors, subject to shareholder ratification and approval by the TSX-V approved a Stock Option Plan (the "*SOP*"). The SOP will be administered by our Compensation Committee and/or our Board of Directors. The SOP provides for the grant of stock options, incentive stock options, stock appreciation rights, restricted stock awards, and incentive awards to eligible individuals, namely President, Vice-President, Secretary, Treasurer, Chief Executive Officer, Chief Financial Officer and/or Principal Financial Officer, Directors, and Advisors. The SOP incorporates "rolling maximums" and "Evergreen" provisions. A "rolling maximum" is a fixed maximum percentage of our outstanding shares, whereby the number of shares under the SOP increasing automatically with increases in the total number of shares. "Evergreen" provisions permit the reloading of shares that make up the available pool of Shares for the SOP, once the options granted have been exercised. The SOP has a fixed percentage of 10% of the total number of shares outstanding. Under the SOP, the exercise price for options and rights granted under the SOP must equal our stock's fair market value, at the time the option or right is granted. Additionally, on August 24, 2010, subject to ratification and approval of the SOP by our Shareholders and the TSX-V, the Board of Directors made a grant of 2,000,000 options with an exercise price of $0.27 per share to officers, directors and advisors. Once the SOP is ratified and approved by shareholders and the TSX-V, those options will be deemed granted. For accounting purposes, the options granted will be valued as of the shareholder ratification and approval date. For legal and tax purposes, the options will be deemed granted and valued as of August 24, 2010. On August 24, 2010, the closing price for our common stock traded on the OTCQB was $0.29 and there was no trading volume.

Until such time as we form a compensation committee, the SOP will be administered by our board of directors. Our Directors, officers, employees, and consultants are eligible to receive grants of options under the SOP. The aggregate number of shares reserved for issuance under the SOP is fixed at 10% of the total number of shares of common stock issued and outstanding from time to time. Options granted to individuals performing investor relations activities will vest in stages over a twelve month period with a maximum of one-quarter (1/4) of the options vesting in any three-month period. Options will vest according to the vesting schedule determined by the administrator of the plan (either the compensation committee or the board of directors, as the case may be) in no event later than five years from the date of grant. Options granted under the SOP will have a maximum term of 10 years. Under the terms of the plan, we must obtain disinterested shareholder for certain option grants, including a grant of options to any one individual in a twelve-month period to acquire shares exceeding 5% of the issued and outstanding shares of common stock, or to insiders within a twelve-month period to acquire shares exceeding 10% of the issued and outstanding common shares. Options granted under the SOP are deemed not granted and cannot be exercised until the plan has been approved by our shareholders.

As authorized by Board Resolution on March 30, 2010, a total of 550,000 shares of common stock were issued to our Directors and three consultants. A stock payable of $93,500 was reflected in our long-term liabilities at March 31, 2010. The stock was issued subsequent to the quarter on April 8, 2010.

Exercise of Options

As at December 31, 2009, we issued 283,889 shares of our common stock for 155,000 options exercised by James Collord. Accordingly, we recognized share-based compensation for an officer and a nonemployee director of $8,000 and $17,550, respectively, in Management and administration expense representing the fair value of stock calculated by comparing the fair value of the options pre and post modification to determine the incremental value as a result of the anti-dilution provision. The income tax effect of anti-dilution compensation is immaterial. We received $15,550 in cash from the options exercised in 2009.

Long-term Incentives

The Company has no Long-Term Incentive Plan.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information with respect to the Named Executive Officers concerning equity awards granted by us as of December 31, 2010.

Subsequent Contingent Issuances

On August 24, 2010, our Board of Directors authorized the grant of options to acquire 2,000,000 shares of common stock for our officers, directors, and key advisers, assuming our SOP is ratified by shareholders and approved by the TSX-V. These options cannot be exercised and are deemed not granted until the SOP has been approved by our shareholders and the TSX-V.

Subject to the foregoing conditions, the following table summarizes options granted to our officers and directors as at December 31, 2010:

Outstanding Equity Awards as of December 31, 2010

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable [1]	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price (US$)	Option Expiration Date
E. James Collord President, C.E.O., and Director	-0-	400,000	-0-	0.27	[2]
Glen P. Parsley V.P. and Director	-0-	400,000	-0-	0.27	[2]
Eric T. Jones C.F.O. and Director	-0-	400,000	-0	0.27	[2]
Llee Chapman Director	-0-	150,000	-0-	0.27	[2]
Doug Glaspey Director	-0-	100,000	-0-	0.27	[2]
Robin S. McRae Director	-0-	100,000	-0-	0.27	[2]
Edward Fields Director	-0-	100,000	-0-	0.27	[2]

(1) Options cannot be exercised and are deemed not granted until our SOP has been ratified by our shareholders and approved the TSX-V.
(2) Options expire on the date that is five years from the later of the date that the SOP is approved by our shareholders and the TSX-V.

Employment Contracts

At the end of 2010, we had three paid employees, namely, Pete Parsley, Eric Jones and Jim Collord. They were employed per resolution of the Board and other than a monthly salary, plus normal burden, there are no other contractual understandings in the resolutions. Each is reimbursed for the use of personal office equipment and phones, and Jim and Eric are reimbursed for health insurance and related costs up to a set maximum amount. A salary service located in Elko, Nevada was used to pay employee's salary and ensuring all appropriate taxes and employment-related state insurance was collected and paid.

2010 Share-Based Payments

Our Board of Directors granted 2 million options to officers, directors and outside consultants in August 2010 subject to approval of the SOP by shareholders. Since the options are subject to shareholder approval we did not recognize any stock compensation related to the grant by the Board. If and when the shareholders approve the SOP we will recognize stock compensation expense equal to the fair value of the options granted on the date of approval. No retirement benefit, bonus, stock option or other remuneration plans are in effect with respect to the our officers and directors.

No retirement benefit, bonus, stock option or other remuneration plans are in effect with respect to our officers and directors.

Employment Contracts and Termination of Employment or Change of Control

We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation or retirement) or change of control transaction.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of shares of our common stock as of December 31, 2010 by:

- Our named executive officers;

- Our directors at December 31, 2010;

- All of our executive officers and directors as a group; and,

  each person who is known to beneficially own more than 5% of our issued and outstanding shares of common stock.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as otherwise indicated, each person or entity named in the table has sole voting and investment power with respect to all shares of our capital shown as beneficially owned, subject to applicable community property laws.

We have assumed no exercise of the outstanding warrants or options.

The percentage of common stock beneficially owned as of the date of this Prospectus is based on 27,001,740 shares of common stock to be outstanding, which does not include (i) 6,838,271 shares of common stock that will be acquired upon exercise of warrants by the investors in the 2010 offerings; (ii) 2,000,000 shares of common stock to be acquired upon exercise of contingent options comprising the SOP, which cannot be exercised and are deemed not granted until the SOP has been approved by our shareholders and the TSX-V; and (iii) 475,000 shares of common stock to be acquired upon exercise of Finder's warrants issued to Haywood and Bolder in the Summer 2010 Offering.

Unless otherwise indicated in the footnotes, the principal address of each of the shareholders below is c/o Thunder Mountain Gold, Inc., 5248 W. Chinden Blvd., Boise, Idaho 82001.

Name of Shareholder	Amount and Nature of Beneficial Ownership	Percent of Class
Directors and Executive Officers		
E. James Collord	1,603,200(2)(3)	5.9%
Eric T. Jones	2,188,677(2)(4)	8.1%
Robin S. McRae	389,307(2)	1.4%
G. Peter Parsley	481,962(2)	1.8%
Edward Fields	92,393(2)	0.3%
Doug Glaspey	100,000	0.4%
R. Llee Chapman	161,800	0.6%
All current executive officers and directors as a group	5,017,339	18.6%
5% or greater shareholders		
None to report		

(1) Based on 27,001,740 shares of common stock issued and outstanding as of December 31, 2010.
(2) Sole voting and investment power.
(3) Includes 50,000 shares held in trust for Mr. Collord's son, Jerritt Collord.
(4) Includes 1,100 shares held in trust for Mr. Jones` daughter, Nita Kleint.

Changes in Control

The Board of Directors is aware of no circumstances which may result in a change of control of us.

TRANSACTIONS AND BUSINESS RELATIONSHIPS WITH MANAGEMENT AND PRINCIPAL SHAREHOLDERS

Transactions with Management and Others

During the year ended December 31, 2010, we had the following transactions with related parties:

As authorized by Board Resolution on March 30, 2010, a total of 550,000 shares of common stock were issued, of which 450,000 shares were issued to our Executive Officers and Directors. The stock was valued based on the fair market value of our common stock on the date of the awards. We recognized $76,500 in stock compensation expense for the year ended December 31, 2010.

The following table summarizes awards to Executive Officers & Directors:

Name and Relation	Shares Awarded	Price$/ Share	Percent of Class
E. James Collord, - President and Director	100,000	$0.17	5.9%
Eric T. Jones - CFO, Sec/Treasurer and Director	100,000	$0.17	8.1%
G. Peter Parsley, Vice-President and Directors	100,000	$0.17	1.8%
Robin S. McRae, Director	50,000	$0.17	1.4%
Edward Fields, Director	50,000	$0.17	0.3%
Doug Glaspey, Director	50,000	$0.17	0.4%
Total	450,000	$0.17	17.9%

On August 24, 2010 the Board approved a grant of 2.0 million options under the SOP to Directors, Executive Officers and other non-employees consultants. The options have a strike price of $0.27, which approximates the fair market value of the Company's common equity on the date of grant, based on the average of the bid/ask prices as quoted by the National Quotation Bureau on the day of grant. The option certificates will reflect the actual date of the grant upon approval of the SOP by shareholders. The Company did not recognize any stock compensation expense related to the option grant as the awards are contingent upon approval of the SOP by shareholders.

Certain Business Relationships

There have been no unusual business relationships during our last fiscal year between us and affiliates as described in Item 404 (b) (1-6) of Regulation S-K.

Indebtedness of Management

None of our Directors or executive officers or nominees for Directors, or any member of the immediate family of such has been indebted to us during the past year.

Directors' Stock Purchases

Certain of our directors purchased common stock in 2010. Mr. Jones participated in the private placement that closed on September 24, 2010, receiving a total of 130,000 units in the placement. Mr. Jones purchased 52,000 units at Cdn$0.20 per unit, each unit consisting of one common share, and one warrant to purchase a share of common stock. Mr. Jones also received 78,000 units in full satisfaction of $21,000 in deferred compensation owed by us to Mr. Jones at the date of the placement. Mr. Chapman also participated in the same private placement that closed on September 24, 2010, purchasing a total of 52,000 units at Cdn$0.20 per unit, each unit consisting of one common share, and one warrant to purchase a share of common stock.

Stock transactions for Eric Jones and R. Llee Chapman were reported on Form 4's and are available on the SEC website.

Director Independence

Douglas Glaspey, Edward Fields, and R. Llee Chapman are independent non-employee members of the Board of Directors, as defined in the FINRA Marketplace Rule 4200.

DESCRIPTION OF SECURITIES

General

Our authorized capital consists of 200,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share.

Common Stock

The holders of our common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of our shareholders, except to the extent that the voting rights of our shares of any class or series of stock are determined and specified as greater or lesser than one vote per share in the manner provided by our certificate of incorporation. Our shareholders have no pre-emptive rights to acquire additional shares of our common stock or other securities. Our common stock is not subject to redemption rights and carries no subscription or conversion rights. In the event of liquidation of our company, the shares of our common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. All shares of our common stock now outstanding are fully paid and non-assessable. Our bylaws authorize the board of directors to declare dividends on our outstanding shares. The shares of our common stock are not subject to redemption. Holders of shares of our common stock are not be entitled to pre-emptive rights. As of March 15, 2011 there were 27,001,740 shares of our common stock issued and outstanding.

Preferred Stock

We may issue our preferred shares from time to time in one or more series as determined by our board of directors. The voting powers and preferences, the relative rights of each series, and the qualifications, limitations and restrictions thereof may be established by our board of directors without any further vote or action by our shareholders. There are no shares of our preferred stock issued and outstanding.

Units, Warrants, Convertible Debt, and Options

As of December 31, 2010, there were outstanding common share purchase options or warrants entitling the holders to purchase up to 7,313,271 common stock at exercise prices between $0.10 and $0.20 with an average weighted exercise price of $0.195 per share.

The following chart summarizes warrants, options, and other derivative securities that can be exercised, or granted subject to shareholder ratification:

Number of Warrants/Options	Date of Issuance	Exercise Price	Expiration Date	Exercise Value
5,000	April 2009	US $0.15	April 2012	$750
1,250,000(1)	May 2010	US $0.20	May 2013 (1)	$250,000
2,000,000	August 2010	US $0.27	August 2015	$0.27
6,208,271	September 2010	CDN $0.20	September 2013 (2)	CDN $1,241,654
475,000	September 2010	CDN $0.20	September 2013 (3)	CDN $95,000

(1) These warrants are currently callable by the Company. Series A Warrants are exercisable for one-half of a Series B Warrant. Every whole Series B Warrant is exercisable for a price of $0.75 for one share of Common Stock within 18 months of the exercise of the Series A Warrant.

(2) Options granted to certain officers, directors and advisors of the Company on August 24, 2010. These options can not be exercised and are deemed not granted until the Company's stock option plan has been approved by shareholders of the Company.

(3) Warrants are exercisable at any time on or before the first anniversary of the issue date at a price of CDN$0.20 per common share, at any time thereafter on or before the second anniversary of the issue date at a price of CDN$0.25 per common share, and at any time thereafter on or before the third anniversary of the issue date at a price of CDN$0.30 per common share. In the event that the trading price of the common stock of the Company on the TSXV or the OTCQB closes above CDN$0.50 per share for 20 consecutive trading days in the period commencing on the date that is six months after the date of issue, the Company may accelerate the expiration date of the warrants to 4:00 p.m. (P.S.T.) on the date which is 30 days after notice is given to the holder via a press release of such accelerated expiration date.

Description of Units and underlying Warrants

Summer, 2010 Offering

On July 13, 2010, we initiated a private offering of securities to purchase, in the aggregate, 6,000,000 Units at a price of CDN$0.20 per Unit for aggregate proceeds of CDN$1,200,000, subject to any over-allotment (the "Summer 2010 Offering"). As of September 24, 2010 (the "Closing Date"), we had sold 6,130,271 Units. There were 61 subscribers in the Summer 2010 Offering. Each Unit was comprised of one share of our common stock and one share purchase warrant.

The share purchase warrants were issued under Warrant Certificates (the "Warrants") between us and the holder. Computershare, Inc., and its subsidiary Computershare Trust Company, N.A., serve as Warrant Agent (the "Warrant Agent"). Copies of the Warrant Agent agreement and Warrants are filed as an exhibit to the Registration Statement and also may be examined at our offices or the Warrant Agent's. The Warrant Agent acts solely as our agent in connection with the Warrants and does not assume any obligation or relationship of agency or trust for or with any holders of warrants or beneficial owners of warrants.

The following summary of certain provisions of the Warrants does not purport to be complete and is qualified in its entirety by reference to the Warrants.

Each Warrant entitles the Holder to purchase one share of Common Stock at a price of $0.20 CDN at any time until one year from the issue date; $0.25 CDN at any time until two years from the issue date; and $0.30 CDN at any time until three years from the issue date. If our common stock trades at a closing price greater than CDN$0.50 per share for 20 consecutive trading days after six months from the date of issue, we can accelerate the expiration of the Warrants by giving notice to the holders and in such case the Warrants will expire on the 30th days after our notice.

At the time each Warrant is exercised, the exercise price of the Warrant must be paid in full.

We will have authorized and reserved for sale the stock purchasable upon exercise of the Warrants. When delivered, such shares of stock shall be fully paid and non-assessable.

The exercise price and the number of shares issuable upon exercise of the Warrants are subject to adjustment upon the occurrence of certain events, including the issuance of any Common Stock as a dividend or any stock split or reverse split as a dividend. Adjustments in the number of shares issuable or in the exercise price or both shall also be made in the event of any merger other reorganization. Notwithstanding the foregoing, no adjustments shall be made due to the exercise of warrants, options or conversion rights outstanding as of the date of issuance of the Warrants.

The Warrant Certificates provide that we and the Warrant Agent may, without the consent of the holders of the Warrants, make changes in the Warrants Certificates which do not adversely affect, alter or change the rights, privileges or immunities of the registered holders of the Warrants.

No Warrant solicitation fee is payable to any Placement Agent and/or any Broker-dealer upon the exercise of the publicly held warrants being sold. A finder's fee of US$92,233 (CDN$95,000) together with the grant of 475,000 warrants was paid to Haywood and Bolder for their sales of Units in the Offering. Each warrant entitles Haywood and Bolder Investment Partners, Ltd. to purchase one share of Common Stock on the same terms and conditions as the investors in the Summer 2010 Offering.

No fractional shares of common stock will be issued upon exercise of these Warrants. If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round the number of shares issuable to the nearest whole share.

The Units and the Warrants sold in the Summer 2010 offering will not be listed as separate securities for trading on any market. We did agree to file a registration statement within 45 days of the date of issue only for the common stock. No registration rights were granted to the Warrants or Units or the common stock underlying the Warrants. We are registering only the common stock underlying the Units. The issuance of the shares upon exercise of the Warrants is not covered by this Prospectus.

Spring, 2010 Offering

On April 30, 2010, we initiated a private offering to purchase 1,250,000 Units, composed of one share of common stock and 1 Series A Warrant (the "Spring 2010 Offering"). The closing date for the financing was May 11, 2010, and we received $250,000 in total proceeds. There was 1 investor and a total of 1,250,000 Series A Warrants were issued. The Series A

Warrants are exercisable at $0.20, and upon exercise entitles the holder to one-half of a Series B Warrant. The Series A Warrants terminate upon the 18th month anniversary of the effectiveness of a Registration Statement filed under the Securities Act of 1933, for the Series A Warrants. For every whole Series B Warrant, upon exercise at $0.75 per share, a Series B Warrant Holder is entitled to one share of common stock. The Series B Warrants terminate upon the18[th] month anniversary of the exercise of the Series A Warrants. Series B Warrants Holders would receive certain modified "rachet" protection against dilution. The Series B Warrants are not deemed issued unless and until the Series A Warrants are exercised. Series A Warrants and Series B Warrants (once issued) are subject to call, upon notice, in certain circumstances. Certain "piggyback" registration rights were offered in conjunction with the offering.

R. Scott Barter a/k/a Streetsmart Communications Warrants

Effective April 8, 2010, we issued to R. Scott Barter as Trustee of the *R. Scott Barter 2005 Defined Contribution Plan* --- an option to purchase up to 250,000 common stock at an exercise price equal to the lesser of (x) $.0.20 per option share, or (y) the price per share paid by investors for shares of the our common stock in the first equity raise by the Company after the Option Grant Date, pursuant to an advisory letter of agreement. These options vest immediately. The option will expire if not exercised by April 8, 2015. The *R. Scott Barter 2005 Defined Contribution Plan* exercised the Option and received 123,750 shares of our Common Stock. No cash of any kind was paid upon exercise of the Option Agreement. The issuance and subsequent exercise of the Option Agreement were pursuant to the "cashless exercise" provisions of the Option Agreement, and there was no other consideration for any "cashless exercise". The Options were issued as directed by R. Scott Barter d/b/a Streetsmart Communications in consideration for consulting services provided to us pursuant to a *Consulting Agreement*, dated April 8, 2010, as amended by that certain *First Extension of Consulting Agreement*, dated July 16, 2010;

Other Outstanding Warrants

- On December 31, 2009, we initiated a warrant re-pricing offering whereby warrant holders could exercise their existing $0.30 and $0.40 warrants for $0.15 for a period of 60 days. Jim Collord continues to possess 5,000 of these warrants, and we gave him the option of exercising these warrants at the lowest/best price of $0.15 for the original period because of his willingness and sacrifice in making bridge loans to us and minimal salary while our finances improved. These warrants expire in June 2012.

- On August 7, 2008, we granted consultant 10,000 warrants to purchase common stock at $0.10. These warrants were set to expire on the third anniversary, or August 7, 2011. On December 16, 2010, the warrants were exercised.

Description of Convertible Debt

On March 31, 2010, we approved a bridge loan from E. James Collord, our CEO and a director, and his spouse, Leta Mae Collord ("Collords"). The note was for US$50,000, at an interest rate of 1% per month with the first payment due in thirty days. The purpose of the bridge loan was to provide us with operational capital to meet our then day to day operational needs. A total of $50,000 of the Note was repaid to the Collords with funds from the Summer 2010 Offering. The Note granted the Collords an option that any portion or the amount loaned could be convertible to our common stock at the greater of: the then market price of the warrant at the date of conversion, or US$0.15 per share. The loan was advanced to us on April 5, 2010, with the entire balance of the loan including interest due by July 29, 2010. The Collords subsequently agreed to extend the payment due date until December 31, 2010. The Collords were repaid in full as of December 31, 2010.

Description of Existing Options

As of December 31, 2010, there were contingent options held by our officers, directors, and others to purchase an aggregate of 2,000,000 shares of common stock, exercisable at a weighted average exercise price of $0.27 per share. The options are contingent on approval of the SOP by the TSX-V and ratification by our shareholders.

Registration Rights

We have provided to investors in our Spring and Summer Private Placements, certain "piggyback" registration rights (meaning holders may request that their securities be covered by a registration statement that we are otherwise filing). The Summer 2010 Private placement stockholders may only request their common stock and Spring 2010 Private Placement warrant-holders may request that their warrants and underlying shares be registered). These registration rights are contained in the Spring and Summer 2010 Private Placements. We are required to use our best efforts to effect any such registration. We will pay all registration expenses, other than underwriting discounts and commissions in connection with any piggyback registration.

Listing

Our common stock currently trades in interdealer and over-the-counter transactions, and price quotations have been available in the "pink sheets" of the National Quotation Bureau (OTCQB) under the symbol "THMG". Our common stock is also listed on the TSX- V under the symbol "THM".

Dividends

We paid no dividends in 2010. 2009 or 2008, and we have no plans to pay a dividend in the foreseeable future. Dividends are payable solely at the discretion of the Board of Directors.

EQUITY COMPENSATION PLAN INFORMATION

Subject to approval by the TSX-V and ratification by our shareholders, we adopted our SOP on May 25, 2010. Subject to the foregoing, we granted options to acquire 2,000,000 shares of common stock at a weighted average exercise price of $0.27 per share. Options granted under the SOP are deemed not granted and cannot be exercised until the SOP has been approved by our shareholders and the TSX-V.

The SOP will be administered by the Board of Directors. Our Directors, officers, employees, and consultants are eligible to receive grants of options under the SOP. The total number of shares reserved for issuance under the SOP is fixed at 10% of the total number of common stock issued and outstanding from time to time. Options will vest according to the vesting schedule determined by the Plan Administrator, but in no event later than five years from the date of grant. Options granted under the SOP will have a maximum term of 10 years. Under the terms of the SOP, we must obtain disinterested shareholder approval for certain option grants, including a grant of options to any one individual in a twelve-month period to acquire shares exceeding 5% of the issued and outstanding common stock, or to insiders within a twelve-month period to acquire shares exceeding 10% of the issued and outstanding common stock. The SOP's stated effective date is May 1, 2010, subject to ratification and approval by shareholders of the Company or the TSX-V (whichever is later) The l term of the SOP is ten years or such earlier date as may be determined by our Directors.

MARKET FOR COMMON EQUITY & RELATED STOCKHOLDER MATTERS

Market Information

There is no established market for trading the common stock of the company. Our common stock is not regularly quoted in the automated quotation system of a registered securities system or association. Our common stock is traded on the Pink Sheets (OTCQB) under the symbol "THMG". The "over-the-counter" quotations do not reflect inter-dealer prices, retail mark-ups, commissions or actual transactions. Our common stock is also listed on the TSX-V under the symbol "THM".

The following table illustrates the average high/low price of our common stock for both the OTCQB and TSX-V for the last two (2) fiscal years 2010 and 2009:

OTCBB	(US$)		TSX-V(Cdn$)[1]	
PERIOD[2]	HIGH	LOW	HIGH	LOW
2010				
First Quarter	$ 0.22	$ 0.12	-	-
Second Quarter	$ 0.39	$ 0.16	-	-
Third Quarter	$ 0.33	$ 0.20	$ 0.33	$ 0.33
Fourth Quarter	$ 0.43	$ 0.19	$ 0.40	$ 0.29
2009				
First Quarter	$ 0.30	$ 0.11	-	-
Second Quarter	$ 0.25	$ 0.18	-	-
Third Quarter	$ 0.28	$ 0.11	-	-
Fourth Quarter	$ 0.28	$ 0.11	-	-

At April 12, 2011, the price per share quoted on the OTCQB was $0.30 and Cdn$0.34 on the TSX-V.

[1] Our common stock began trading on the TSX-V on September 24, 2010.
[2] Quarters indicate calendar year quarters.

Holders

As of March 15, 2011 we had approximately 2,100 shareholders of record of our common stock. We believe that the number of beneficial owners is substantially greater than the number of record holders because a large portion of our common stock is held of record through brokerage firms in "street name."

Transfer Agent

Our independent stock transfer agent is Computershare Trust Company. Inc., located at 350 Indiana Street, Suite 750 Golden, CO 80401. Computershare Investor Services, Inc. of Toronto, Canada, is our co-Transfer Agent.

Securities Authorized For Issuance under Stock Option Plan

The SOP has a fixed percentage of 10% of the total number of Shares outstanding. On August 24, 2010, the Directors issued options to acquire 2,000,000 shares of common stock at a price of $0.27 per share. Options granted under the SOP are deemed not granted and cannot be exercised until the SOP has been approved by our shareholders and the TSX-V.

On February 1, 2007, we approved an Employee Stock Incentive Plan for our wholly owned subsidiary Thunder Mountain Resources, Inc. At the same time a total of one million shares of common stock of Thunder Mountain Resources, Inc., were allocated to such Plan. No securities have been granted or issued under such Plan.

Recent Sales of Unregistered Securities; Use of Proceeds from Registered Securities

2010
Summer 2010 Offering

The Summer 2010 Offering was conducted in Canada and in the United States. As of the Closing Date, we received subscriptions for 6,130,271 Units, for gross proceeds of $1,190,216.

The Summer 2010 Offering was considered a *non-brokered transaction* since we did not retain an agent to offer and sell the Units. We paid Finder's fees to Haywood and Bolder on gross proceeds of CDN$950,000, of: (i) a cash commission of 10 percent (10%) of amounts raised; and, (ii) share purchase warrants equal to 10% of the underlying Units sold in the Offering.

The private placement transactions were completed in reliance on Rule 506 of Regulation D of the Securities Act, with respect to investors in the United States, and in reliance on Rule 903 of Regulation S of the Securities Act, with respect to those investors who were not "U.S. Persons," within the meaning of Regulation S, and who were otherwise outside of the United States. Sales to United States investors pursuant to Rule 506 of Regulation D were limited to investors who qualified as "accredited investors" within the meaning of Rule 501(a) of Regulation D.

Spring 2010 Offering

The Spring 2010 Offering was conducted solely in the United States. The offering was closed on May 11, 2010, and we received $250,000 in total proceeds. The minimum individual subscription was $100,000. Participation was limited to accredited investors. There was no placement agent fee paid in the offering, and no accountable or unaccountable expense allowance. There was 1 investor in the Spring 2010 Offering.

The offering was believed exempt from registration pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(6) the Securities Act of 1933, as amended. The securities offered, sold, and issued in connection with the Spring 2010 Offering was not registered under the Securities Act of 1933, as amended, or any state securities laws and cannot be offered or sold absent registration with the Securities and Exchange Commission or an applicable exemption from registration requirements.

2009

On August 7, 2009, we closed a private offering of securities solely to accredited investors. The offering consisted of 380,000 Units priced at $0.20 each; each Unit consisting of a share of common stock, $0.001 par value, and a warrant to purchase common stock for $0.30 per share. As a result of completion of the offering, a total of 380,000 shares of common stock, $0.001 par value, and warrants to acquire 380,000 shares of common stock were issued. Included in the 380,000 units issued, were 5,000 units issued for services valued at $1,000. There were no registration rights granted in connection with the offering. No Placement Agent was used, and no commissions were paid.

On August 10, 2009 our Board unanimously approved a resolution authorizing the re-pricing of warrants, including those issued in the August 7, 2009 private placement. The Warrants that were originally exercisable at $0.30 or $0.40 per share were reduced to an exercise price of $0.15 per share, with such re-pricing valid until November 23, 2009. As a result of completion of the offering, a total of 3,020,000 warrants were exercised for 3,020,000 shares of common stock, $0.001 par value. Commissions of $23,250 were paid to a placement agent, resulting in net cash proceeds of $429,750 to us. Additionally, 100,000 shares were issued for warrants with an exercise price of $0.05 per share, for net cash proceeds of $5,000. The net cash proceeds from the exercise of warrants were $434,750. One of our officers was issued 30,000 shares of common stock for warrants exercised at $0.15 per share in exchange for a loan reduction of $4,500. There were no registration rights granted in connection with any of these shares. No other commissions were paid, and a total of $450 in exemption filing fees paid to the states of Idaho, California and Washington.

The offering and the shares issued for services and option exercises are believed exempt from registration pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(2) the Securities Act of 1933, as amended. The securities offered, sold and issued in connection with the private placement have not been registered under the Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission or an applicable exemption from registration requirements

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. federal income tax consequences of the issuance and ownership to U.S. holders and non-U.S. holders (each defined below) of our Common Stock.

For purposes of this discussion, a U.S. holder is a beneficial owner of our Common Stock that is:

- an individual who is a citizen or resident of the United States

- a Corporation (or other entity taxed as a Corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

- an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

- a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) it has in effect a valid election to be treated as a U.S. person.

For purposes of this discussion, a non-U.S. holder is a beneficial owner of our Common Stock that is not a U.S. holder.

This section is based on current provisions of the Internal Revenue Code of 1986, as amended, the Code, current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis.

Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. No ruling has been sought from the U.S. Internal Revenue Service (the "IRS") as to the federal income tax consequences of the transactions described herein. Furthermore, this summary is not binding on the IRS, and the IRS is not precluded from adopting a contrary position.

This section does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each holder of our Common Stock. This section does not address all aspects of U.S. federal income taxation that may be relevant to any particular investor based on such investor's individual circumstances. In particular, this section considers only U.S. holders and non-U.S. holders that hold our Common Stock as capital assets (and will hold any of our Common Stock as capital assets) and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to investors that are subject to special treatment, including:

- broker-dealers;

- insurance companies;

- taxpayers who have elected mark-to-market accounting;

- tax-exempt organizations;

- regulated investment companies;

- real estate investment trusts;

- financial institutions or "financial services entities;"

- taxpayers who hold our Common Stock or warrants to acquire our Common Stock as part of a straddle, hedge, conversion transaction or other integrated transaction;

- holders that acquired our Common Stock through the exercise of employee stock options or other compensation arrangements;

- controlled foreign Corporations;

- passive foreign investment companies;

- certain expatriates or former long-term residents of the United States; and

- U.S. holders whose functional currency is not the U.S. dollar.

This summary of certain United States federal income tax considerations constitutes neither tax nor legal advice. The summary does not consider U.S. federal gift or estate tax laws, or state, local or non-U.S. tax laws. In addition, the section does not consider the tax treatment of entities taxable as partnerships for U.S. federal income tax purposes or other pass-through entities or persons who hold our Common Stock through such entities. Prospective investors are urged to consult their own tax advisors to determine the specific tax consequences and risks to them of purchasing, holding and disposing of our common stock, including the application to their particular situation of any United States federal estate and gift, United States alternative minimum, United States state and local, non-United States and other tax laws and of any applicable income tax treaty.

Tax Consequences of Owning our Common Stock

U.S. Holders

Dividends and Other Distributions on our Common Stock

Distributions on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current or accumulated earnings and profits, the excess will be treated first as a tax-free return of capital and will reduce (but not below zero) the U.S. holder's adjusted tax basis in our common stock, and any remaining excess will be treated as capital gain from a sale or exchange of our common stock, subject to the tax treatment described below in "*Gain on Disposition of Common Stock.*

Dividends received by a Corporate U.S. holder generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions, and provided certain holding period requirements are met, dividends received by a non-Corporate U.S. holder generally will constitute "qualified dividends" that will be subject to tax at the maximum tax rate accorded to capital gains for tax years beginning on or before December 31, 2010, after which the rate applicable to dividends is currently scheduled to return to the tax rate generally applicable to ordinary income.

Gain on Disposition of Common Stock

Upon the sale, exchange or other disposition of our common stock, a U.S. holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale, exchange or other disposition of our common stock and the U.S. holder's adjusted basis in such stock. Generally, such gain or loss will be capital gain or loss and will be long term capital gain or loss if the U.S. holder's holding period for the shares exceeds one year. Long term capital gains of non-Corporate U.S. holders are currently subject to a reduced maximum tax rate of 15% for tax years beginning on or before December 31, 2010. After December 31, 2010, the maximum capital gains rate is scheduled to increase to 20%. The deductibility of capital losses is subject to limitations.

Surtax on Unearned Income.

For tax years beginning after Dec. 31, 2012, a 3.8% surtax called the Unearned Income Medicare Contribution, would be placed on net investment income of a taxpayer earning over $200,000 ($250,000 for a joint return). Net investment income would be interest, dividends, royalties, rents, gross income from a trade or business involving passive activities, and net gain from disposition of property (other than property held in a trade or business). Net investment income would be reduced by properly allocable deductions to such income.

Non-U.S. Holders

Dividends and Other Distributions on our Common Stock

In general, any distributions made to a non-U.S. holder of shares of our common stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes. Provided such dividends are not effectively connected with the non-U.S. holder's conduct of a trade or business within the United States, such dividends generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Any distribution not constituting a dividend will be treated first as a tax-free return of capital and will reduce (but not below zero) the non-U.S. holder's adjusted tax basis in its shares of our common stock and any remaining excess will be treated as gain realized from the sale or other disposition of the common stock, as described under "— *Gain on Disposition of Common Stock or Warrants*" below.

Dividends paid to a non-U.S. holder that are effectively connected with such non-U.S. holder's conduct of a trade or business within the United States generally will not be subject to U.S. withholding tax, provided such non-U.S. holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, such dividends generally will be subject to U.S. federal income tax at the same graduated individual or corporate rates applicable to U.S. holders. If the non-U.S. holder is a Corporation, dividends that are effectively connected income may also be subject to a "branch profits tax" at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate for dividends will be required (a) to complete IRS Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations.

A non-U.S. holder eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, exchange or other disposition of our common stock unless:

- the gain is effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States;

- the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

- the Company is or has been a "United States real property holding Corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our Common Stock or warrants exercisable for shares of our Common Stock.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates. Any gain described in the first bullet point above of a non-U.S. holder that is a foreign corporation may also be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Gain described in the second bullet point above (which may be offset by U.S. source capital losses) will be subject to a flat 30% U.S. federal income tax.

With respect to the third bullet point above, the Company believes that it will not be a "United States real property holding corporation" for U.S. federal income tax purposes.

Information Reporting and Back-up Withholding

A U.S. holder may be subject to information reporting requirements with respect to dividends paid on our common stock, and on the proceeds from the sale, exchange or disposition of our common stock. In addition, a U.S. holder may be subject to back-up withholding (currently at 28%) on dividends paid on our common stock and on the proceeds from the sale, exchange or other disposition of our common stock, unless the U.S. holder provides certain identifying information, such as a duly executed IRS Form W-9 or appropriate W-8, or otherwise establishes an exemption. Back-up withholding is not an additional tax and the amount of any back-up withholding will be allowable as a credit against a U.S. holder's U.S. federal income tax liability and

may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. In general, a non-U.S. holder will not be subject to information reporting and backup withholding. However, a non-U.S. holder may be required to establish an exemption from information reporting and backup withholding by certifying the non-U.S. holder's non-U.S. status on Form W-8BEN. Holders are urged to consult their own tax advisors regarding the application of the information reporting and back-up withholding rules to them.

LEGAL MATTERS

The validity of the shares of common stock being offered hereby will be passed upon for us by Charles A. Cleveland, P.S. Charles A. Cleveland, the sole shareholder of the law firm, beneficially owns 927,269 shares of common stock.

EXPERTS

Financial statements as of December 31, 2010 and 2009, and for the years then ended appearing in this prospectus, have been included herein and in the registration statement in reliance upon the report of DeCoria, Maichel & Teague, P.S., an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of that firm as experts in accounting and auditing.

INTERESTS OF EXPERTS AND COUNSEL

Attorneys with Charles A. Cleveland, P.S., representing us with respect to this offering beneficially own 927,269 common stock together with options to purchase 100,000 shares of common stock as of the date of this Prospectus.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Corporation Laws of the State of Nevada and the Company's Bylaws provide for indemnification of the Company's Directors for expenses actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of having been Director(s) or Officer(s) of the corporation, or of such other corporation, except, in relation to matter as to which any such Director or Officer or former Director or Officer or person shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty. Furthermore, the personal liability of the Directors is limited as provided in the Company's Articles of Incorporation.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 with respect to our Shares offered by this Prospectus. This Prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information regarding us and our securities offered hereby, please refer to the registration statement and the exhibits filed as part of the registration statement.

This registration statement, including exhibits thereto, and any periodic reports we may in the future be required to file may be inspected without charge at the Public Reference Room maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549. You may obtain copies of the registration statement, including the exhibits thereto, and all of our periodic reports after payment of the fees prescribed by the SEC. For additional information regarding the operation of the Public Reference Room, you may call the SEC at 1-800-SEC-0330. The SEC also maintains a website which provides on-line access to reports and other information regarding registrants that file electronically with the SEC at the address: http://www.sec.gov. Our SEC filings are also available through the "Investor Info" section of our website at *www.thundermountaingold.com*.

We also file reports, statements or other information with the British Columbia Securities Commission. Copies of these documents that are filed through the System for Electronic Document Analysis and Retrieval, or "SEDAR," of the Canadian Securities Administrators are available at its web site *http://www.sedar.com*.

FINANCIAL STATEMENTS



A PROFESSIONAL SERVICES FIRM
Certified Public Accountants | Business Consultants
dm-t
decoria • maichel • teague
7307 N. Division, Suite 222
Spokane, Washington 99208

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Thunder Mountain Gold, Inc.
(An Exploration Stage Company)

We have audited the accompanying consolidated balance sheets of Thunder Mountain Gold, Inc. (An Exploration Stage Company) ("the Company") as of December 31, 2010 and 2009, and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thunder Mountain Gold, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred substantial losses, has no recurring source of revenue, and has an accumulated deficit. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

DeCoria, Maichel & Teague, P.S.

DeCoria, Maichel & Teague P.S.
Spokane, Washington

March 22, 2011

Thunder Mountain Gold, Inc.
(An Exploration Stage Company)
Consolidated Balance Sheets
December 31, 2010 and 2009

	2010	2009
ASSETS		
Current assets:		
Cash and cash equivalents	$ 298,232	$ 266,207
Prepaid expenses and other assets	23,118	61,067
Total current assets	321,350	327,274
Property, plant, equipment and mining claims:		
South Mountain Mines property	357,497	357,497
Plant and equipment, net	23,109	35,536
Mining properties and claims	59,930	49,030
Total property, plant, equipment and mining claims	440,536	442,063
Other assets:		
Deferred financing costs	172,653	-
Total assets	**$ 934,539**	**$ 769,337**
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFECIT)		
Current liabilities:		
Accounts payable and other accrued liabilities	$ 52,617	$ 53,895
Accounts payable and interest – related party	-	13,408
Deferred salaries	-	21,000
Convertible related party note payable, net	-	32,300
Note payable	-	50,000
Total current liabilities	52,617	170,603
Long-term liabilities:		
Warrant liabilities (Note 5)	1,589,171	-
Total liabilities	1,641,788	170,603
Commitments and Contingency (Note 6)		
Stockholders' equity (deficit):		
Preferred stock; $0.0001 par value, 5,000,000 shares authorized; no shares issued or outstanding	-	-
Common stock; $0.001 par value, 200,000,000 shares authorized; 27,001,740 and 18,583,469 shares issued and outstanding, respectively	27,002	18,584
Additional paid-in capital	2,452,644	2,115,523
Less: 11,700 shares of treasury stock, at cost	(24,200)	(24,200)
Deficit accumulated prior to 1991	(212,793)	(212,793)
Accumulated deficit during the exploration stage	(2,949,902)	(1,298,380)
Total stockholders' equity (deficit)	(707,249)	598,734
Total liabilities and stockholders' equity (deficit)	**$ 934,539**	**$ 769,337**

The accompanying notes are an integral part of these consolidated financial statements.

Thunder Mountain Gold, Inc.
(An Exploration Stage Company)
Consolidated Statements of Operations and Comprehensive Income (Loss)
For the years ended December 31, 2010 and 2009 and
for the period of Exploration Stage 1991 through December 31, 2010

	Years Ended, December 31, 2010	Years Ended, December 31, 2009	During Exploration Stage 1991 Through December 31, 2010 (unaudited)
Revenue:			
Royalties, net	$ -	$ -	$ 328,500
Gain on sale of property and mining claims	-	-	2,576,112
Total revenue	-	-	2,904,612
Expenses:			
Exploration expense	516,241	98,640	1,742,820
Legal and accounting	194,351	103,599	762,216
Management and administrative	544,932	374,424	2,132,271
Directors' fees	76,500	17,550	725,741
Depreciation	12,427	22,315	124,734
Total expenses	1,344,451	616,528	5,487,782
Other income (expense):			
Interest and dividend income	177	74	283,926
Interest expense	(64,420)	(4,331)	(96,457)
Gain on change in fair value of warrant liability (Note 5)	7,789	-	7,789
Loss on common stock and warrants (Note 5)	(250,617)	-	(250,617)
Gain on sale of securities	-	-	166,116
Impairment loss on securities	-	-	(52,299)
Total other income (expense)	(307,071)	(4,257)	58,458
Net loss before income taxes	(1,651,522)	(620,785)	(2,524,712)
(Provision) benefit for income taxes	-	59,841	(151,496)
Net loss	(1,651,522)	(560,944)	(2,676,208)
Treasury stock cancelled	-	-	(273,694)
Comprehensive loss	**$ (1,651,522)**	**$ (560,944)**	**$ (2,949,902)**
Net loss per common share - basic	$ (0.08)	$ (0.04)	$ (0.21)
Weighted average common shares outstanding-basic	21,735,690	15,455,139	13,762,119

The accompanying notes are an integral part of these consolidated financial statements.

Thunder Mountain Gold, Inc.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
For the years ended December 31, 2010 and 2009 and for the period of Exploration Stage
1991 through December 31, 2010

	2010	2009	During Exploration Stage 1991 Through December 31, 2010 (unaudited)
Cash flows from operating activities:			
Net loss	$ (1,651,522)	$ (560,944)	$ (2,676,208)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and depletion	12,427	22,315	124,734
Adjustment for anti dilution provisions	-	25,550	86,084
Common stock, warrants, and options issued for services	111,000	2,500	192,320
Amortization of directors' fees prepaid with common stock	-	-	53,400
Common stock issued to directors	76,500	-	76,500
Amortization of discount on notes and deferred financing costs	58,362	-	58,362
Gain on sale of mining claims	-	-	(2,736,553)
Impairment loss on securities	-	36	52,335
Gain on change in fair value of warrant liability	(7,789)	-	(7,789)
Loss on issuance of common stock and warrants	250,617	-	250,617
Change in:			
Prepaid expenses	37,949	(24,112)	(23,118)
Accounts payable and other accrued liabilities	(1,278)	(19,249)	38,049
Accounts and interest payable – related party	(13,408)	13,408	-
Deferred salaries	-	21,000	21,000
Receivables	-	-	124,955
Net cash used by operating activities	(1,127,142)	(519,496)	(4,365,312)
Cash flows from investing activities:			
Proceeds from sale of property and mining claims	-	-	5,500,000
Purchase of Dewey Mining Co. mining claims	-	-	(2,923,888)
Purchase of investments	-	-	(354,530)
Purchase of South Mountain Mines	-	-	(357,497)
Purchase of mining claims	(10,900)	(29,530)	(59,930)
Purchase of equipment	-	-	(168,577)
Proceeds from disposition of investments	-	-	642,645
Proceeds from disposition of equipment	-	-	49,310
Net cash provided (used) by investing activities	(10,900)	(29,530)	2,327,533
Cash flows from financing activities:			
Proceeds from sale of common stock and warrants	1,251,867	75,000	2,033,867
Proceeds from exercise of stock options and warrants	500	450,300	508,600
Acquisition of treasury stock	-	-	(376,755)
Borrowing on related party note payable	90,000	90,000	421,500
Payments on related party note payable	(122,300)	(53,200)	(417,000)
Borrowing on notes payable	-	50,000	50,000
Payments on notes payable	(50,000)	-	(50,000)
Net cash provided by financing activities	1,170,067	612,100	2,170,212

The accompanying notes are an integral part of these consolidated financial statements.

Thunder Mountain Gold, Inc.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
For the years ended December 31, 2010 and 2009 and for the period
of Exploration Stage 1991 through December 31, 2010

	2010	2009	During Exploration Stage 1991 Through December 31, 2010 (unaudited)
Net increase in cash and cash equivalents	32,025	63,074	132,433
Cash and cash equivalents, beginning of period	266,207	203,133	165,799
Cash and cash equivalents, end of period	**$ 298,232**	**$ 266,207**	**$ 298,232**
Supplemental disclosures of cash flow information:			
Cash paid for interest	$ 6,058	$ 3,354	$ 9,412
Cash paid for income taxes	$ -	$ -	$ 503,514
Noncash investing and financing activities:			
Stock issued to acquire equipment from related party	$ -	$ -	$ 11,850
Stock issued for mining contract	$ -	$ -	$ 50,000
Stock issued for payments related party note payable	$ -	$ 4,500	$ 4,500
Stock issued for payment of accounts payable	$ -	$ -	$ 29,250
Fair value of warrants issued in private placement	$ 1,596,960	$ -	$ 1,596,960
Stock issued for deferred compensation	$ 21,000	$ -	$ 21,000

The accompanying notes are an integral part of these consolidated financial statements.

Thunder Mountain Gold, Inc.
(An Exploration Stage Company)
Consolidated Statements of Changes in Stockholders' Equity (Deficit)
For the years ended December 31, 2010 and 2009, and for
the period of Exploration Stage 1991 through December 31, 2010

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Retained Earnings (Deficit)	Retained Earnings Accumulated During Exploration Stage (1991 Through Dec. 31, 2009)	Total
Balances at January 1, 1991	7,776,587	$ 388,829	$ 254,285	$ -	$ (24,150)	$ 20,002	$ -	$ 638,966
Stock previously issued but not recorded by transfer agent	1,265	63	(63)	-	-	-	-	-
Stock cancelled	(50,000)	(2,500)	(10,000)	-	-	-	-	(12,500)
Net loss - 1991	-	-	-	-	-	-	(82,358)	(82,358)
Balances at December 31, 1991	7,727,852	386,392	244,222	-	(24,150)	20,002	(82,358)	544,108
Stock issued for mining contract	1,000,000	50,000	-	-	-	-	-	50,000
Net loss - 1992	-	-	-	-	-	-	(14,718)	(14,718)
Balances at December 31, 1992	8,727,852	436,392	244,222	-	(24,150)	20,002	(97,076)	579,390
Stock issued for options exercised	1,000,000	50,000	10,000	-	-	-	-	60,000
Net loss - 1993	-	-	-	-	-	-	(42,942)	(42,942)
Balances at December 31, 1993	9,727,852	486,392	254,222	-	(24,150)	20,002	(140,018)	596,448
Unrealized gain in marketable securities	-	-	-	215,803	-	-	-	215,803
Cumulative effect of change in accounting principle	-	-	-	(910)	-	910	-	-
Net loss - 1994	-	-	-	-	-	-	(27,471)	(27,471)
Balances at December 31, 1994	9,727,852	486,392	254,222	214,893	(24,150)	20,912	(167,489)	784,780
Unrealized gain in marketable securities	-	-	-	141,801	-	-	-	141,801
Net income - 1995	-	-	-	-	-	-	26,367	26,367
Balances at December 31, 1995	9,727,852	486,392	254,222	356,694	(24,150)	20,912	(141,122)	952,948
Unrealized gain in marketable securities	-	-	-	12,360	-	-	-	12,360
Net income - 1996	-	-	-	-	-	-	83,029	83,029
Balances at December 31, 1996	9,727,852	486,392	254,222	369,054	(24,150)	20,912	(58,093)	1,048,337
Reacquisition of stock	-	-	-	-	(50)	-	-	(50)
Unrealized loss in marketable securities	-	-	-	(168,521)	-	-	-	(168,521)
Reclassification adjustment for losses included in net income	-	-	-	27,389	-	-	-	27,389
Net loss - 1997	-	-	-	-	-	-	(10,139)	(10,139)
Balances at December 31, 1997	9,727,852	486,392	254,222	227,922	(24,200)	20,912	(68,232)	897,016
Unrealized loss in marketable securities	-	-	-	(26,895)	-	-	-	(26,895)
Impairment loss - mining claims	-	-	-	-	-	(233,705)	-	(233,705)
Net loss - 1998	-	-	-	-	-	-	(125,684)	(125,684)
Comprehensive (loss)								(386,284)
Balances at December 31, 1998	9,727,852	486,392	254,222	201,027	(24,200)	(212,793)	(193,916)	510,732

The accompanying notes are an integral part of these consolidated financial statements.

Thunder Mountain Gold, Inc.
(An Exploration Stage Company)
Consolidated Statements of Changes in Stockholders' Equity (Deficit)
For the years ended December 31, 2010 and 2009, and for
the period of Exploration Stage 1991 through December 31, 2010

	Common Stock		Additional Paid-in	Accumulated Other Comprehensive	Treasury	Retained Earnings	Retained Earnings Accumulated During Exploration Stage (1991	
	Shares	Amount	Capital	Income (Loss)	Stock	(Deficit)	Through Dec. 31, 2009)	Total
Balances at December 31, 1998	9,727,852	486,392	254,222	201,027	(24,200)	(212,793)	(193,916)	510,732
Unrealized loss in marketable securities	-	-	-	(24,030)	-	-	-	(24,030)
Net income - 1999	-	-	-	-	-	-	37,050	37,050
Comprehensive income								13,020
Balances at December 31, 1999	9,727,852	486,392	254,222	176,997	(24,200)	(212,793)	(156,866)	523,752
Unrealized holding loss in marketable securities	-	-	-	(60,186)	-	-	-	(60,186)
Reclassification adjustment for gains included in net income	-	-	-	(47,100)	-	-	-	(47,100)
Reclassification adjustment for securities sold with gains previously included in other comprehensive income	-	-	-	(89,587)	-	-	-	(89,587)
Net loss - 2000	-	-	-	-	-	-	(102,602)	(102,602)
Comprehensive (loss)								(299,475)
Balances at December 31, 2000	9,727,852	486,392	254,222	(19,876)	(24,200)	(212,793)	(259,468)	224,277
Unrealized holding loss in marketable securities	-	-	-	(17,108)	-	-	-	(17,108)
Reclassification adjustment for losses included in net income	-	-	-	45,455	-	-	-	45,455
Reclassification adjustment for Securities sold with gains previously included in other								-
comprehensive income	-	-	-	(26,778)	-	-	-	(26,778)
Net loss - 2001	-	-	-	-	-	-	(145,648)	(145,648)
Comprehensive (loss)								(144,079)
Balances at December 31, 2001	9,727,852	486,392	254,222	(18,307)	(24,200)	(212,793)	(405,116)	80,198

The accompanying notes are an integral part of these consolidated financial statements.

Thunder Mountain Gold, Inc.

(An Exploration Stage Company)

Consolidated Statements of Changes in Stockholders' Equity (Deficit)

For the years ended December 31, 2010 and 2009, and for

the period of Exploration Stage 1991 through December 31, 2010

	Common Stock		Additional Paid-in	Accumulated Other Comprehensive	Treasury	Retained Earnings	Retained Earnings Accumulated During Exploration Stage (1991	
	Shares	Amount	Capital	Income (Loss)	Stock	(Deficit)	Through Dec. 31, 2009)	Total
Balances at December 31, 2001	9,727,852	486,392	254,222	(18,307)	(24,200)	(212,793)	(405,116)	80,198
Unrealized loss in marketable securities	-	-	-	(2,994)	-	-	-	(2,994)
Reclassification adjustment for losses								
included in net income	-	-	-	13,298	-	-	-	13,298
Reclassification adjustment for securities								
sold with gains previously included in								
other comprehensive income	-	-	-	(14,294)	-	-	-	(14,294)
Net loss - 2002	-	-	-	-	-	-	(95,651)	(95,651)
Comprehensive (loss)								(99,641)
Balances at December 31, 2002	9,727,852	486,392	254,222	(22,297)	(24,200)	(212,793)	(500,767)	(19,443)
Reclassification adjustment for losses								
included in net income	-	-	-	34,335	-	-	-	34,335
Reclassification adjustment for securities								
sold with gains previously included in								
other comprehensive income	-	-	-	(12,948)	-	-	-	(12,948)
Unrealized gain in marketable securities	-	-	-	4,830	-	-	-	4,830
Net loss - 2003	-	-	-	-	-	-	(95,473)	(95,473)
Comprehensive (loss)								(69,256)
Balances at December 31, 2003	9,727,852	486,392	254,222	3,920	(24,200)	(212,793)	(596,240)	(88,699)
Unrealized gain in marketable securities	-	-	-	14,187	-	-	-	14,187
Net loss - 2004	-	-	-	-	-	-	(111,424)	(111,424)
Comprehensive (loss)								(97,237)
Balances at December 31, 2004	9,727,852	486,392	254,222	18,107	(24,200)	(212,793)	(707,664)	(185,936)
Purchase 1,883,525 shares treasury stock	-	-	-	-	(376,705)	-	-	(376,705)
Stock options issued and expensed								
(150,000 shares)	-	-	16,380	-	-	-	-	16,380
Reclassification adjustment for securities								
sold with gains previously included in								
other comprehensive income	-	-	-	(17,622)	-	-	-	(17,622)
Net income - 2005	-	-	-	-	-	-	1,856,493	1,856,493
Balances at December 31, 2005	9,727,852	486,392	270,602	485	(400,905)	(212,793)	1,148,829	1,292,610

The accompanying notes are an integral part of these consolidated financial statements.

Thunder Mountain Gold, Inc.
(An Exploration Stage Company)
Consolidated Statements of Changes in Stockholders' Equity (Deficit)
For the years ended December 31, 2010 and 2009, and for
the period of Exploration Stage 1991 through December 31, 2010

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Retained Earnings (Deficit)	Retained Earnings Accumulated During Exploration Stage (1991 Through Dec. 31, 2009)	Total
	Shares	Amount						
Balances at December 31, 2005	9,727,852	486,392	270,602	485	(400,905)	(212,793)	1,148,829	1,292,610
Stock issued for accounts payable	225,000	11,250	18,000	-	-	-	-	29,250
Cancel 1,883,525 shares treasury stock	(1,883,525)	(94,176)	(8,835)	-	376,705	-	(273,694)	-
Stock options issued and expensed (360,000 shares)	-	-	39,240	-	-	-	-	39,240
Net loss - 2006	-	-	-	-	-	-	(171,879)	(171,879)
Balances at December 31, 2006	8,069,327	403,466	319,007	485	(24,200)	(212,793)	703,256	1,189,221
Stock issued for private placement	2,500,000	125,000	-	-	-	-	-	125,000
Stock issued for directors' fees	500,000	25,000	20,000	-	-	-	-	45,000
Stock issued for prepaid consulting services	60,000	3,000	5,400	-	-	-	-	8,400
Stock options exercised	800,253	40,013	17,787	-	-	-	-	57,800
Anti-dilution expense on options exercised	-	-	60,534	-	-	-	-	60,534
Net loss - 2007	-	-	-	-	-	-	(392,709)	(392,709)
Balances at December 31, 2007	11,929,580	596,479	422,728	485	(24,200)	(212,793)	310,547	1,093,246
Reclassification adjustment for change in par value of common stock	-	(584,549)	584,549	-	-	-	-	-
Stock issued for private placement	2,775,000	2,775	519,225	-	-	-	-	522,000
Stock issued to acquire equipment from related party	60,000	60	11,790	-	-	-	-	11,850
Warrants issued for consulting services	-	-	23,200	-	-	-	-	23,200
Reclassification of other comprehensive income for permanent impairment of investment	-	-	-	(485)	-	-	-	(485)
Net loss - 2008	-	-	-	-	-	-	(1,047,983)	(1,047,983)
Balances at December 31, 2008	14,764,580	14,765	1,561,492	-	(24,200)	(212,793)	(737,436)	601,828

The accompanying notes are an integral part of these consolidated financial statements.

Thunder Mountain Gold, Inc.
(An Exploration Stage Company)
Consolidated Statements of Changes in Stockholders' Equity (Deficit)
For the years ended December 31, 2010 and 2009, and for
the period of Exploration Stage 1991 through December 31, 2010

	Common Stock		Additional Paid-in	Accumulated Other Comprehensive	Treasury	Retained Earnings	Retained Earnings Accumulated During Exploration Stage (1991	
	Shares	Amount	Capital	Income (Loss)	Stock	(Deficit)	Through Dec. 31, 2009)	Total
Balances at December 31, 2008	14,764,580	$ 14,765	$ 1,561,492	$ -	$ (24,200)	$ (212,793)	$ (737,436)	$ 601,828
Stock issued for private placement	375,000	375	74,625	-	-	-	-	75,000
Stock issued for warrants exercised	3,120,000	3,120	431,630	-	-	-	-	434,750
Stock issued for payment on note payable to related party	30,000	30	4,470	-	-	-	-	4,500
Stock issued for services	5,000	5	1,495	-	-	-	-	1,500
Stock issued for services	5,000	5	995	-	-	-	-	1,000
Stock options exercised	283,889	284	15,266	-	-	-	-	15,550
Anti-dilution expense on options exercised	-	-	25,550	-	-	-	-	25,550
Net loss - 2009	-	-	-	-	-	-	(560,944)	(560,944)
Balances at December 31, 2009	18,583,469	18,584	2,115,523	-	(24,200)	(212,793)	(1,298,380)	598,734
Stock and warrants issued for private placement	6,130,271	6,130	995,737	-	-	-	-	1,001,867
Allocation to warrant liability (Note 5)	-	-	(995,737)	-	-	-	-	(995,737)
Stock and warrants issued for private placement	1,250,000	1,250	248,750	-	-	-	-	250,000
Allocation to warrant liability (Note 5)	-	-	(145,316)	-	-	-	-	(145,316)
Stock issued for services	500,000	500	110,500	-	-	-	-	111,000
Stock issued to directors	450,000	450	76,050	-	-	-	-	76,500
Stock issued for deferred compensation	78,000	78	20,922	-	-	-	-	21,000
Warrants issued for deferred compensation	-	-	(16,941)	-	-	-	-	(16,941)
Stock issued for warrants exercise	10,000	10	490	-	-	-	-	500
Beneficial conversion feature on related party note payable	-	-	42,666	-	-	-	-	42,666
Net loss - 2010							(1,651,522)	(1,651,522)
Balances at December 31, 2010	$ 27,001,740	$ 27,002	$ 2,452,644		$ (24,200)	$ (212,793)	$ (2,949,902)	$ (707,249)

The accompanying notes are an integral part of these consolidated financial statements.

Thunder Mountain Gold, Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements

1.   Summary of Significant Accounting Policies and Business Operations

Business Operations

Thunder Mountain Gold, Inc. ("Thunder Mountain" or "the Company") was originally incorporated under the laws of the State of Idaho on November 9, 1935, under the name of Montgomery Mines, Inc.   In April 1978, the Montgomery Mines Corporation was obtained by a group of the Thunder Mountain property holders and changed its name to Thunder Mountain Gold, Inc., with the primary goal to further develop their holdings in the Thunder Mountain Mining District, located in Valley County, Idaho. Thunder Mountain Gold, Inc. takes its name from the Thunder Mountain Mining District, where its principal lode mining claims were located. For several years, the Company's activities were restricted to maintaining its property position and exploration activities. During 2005, the Company sold its holdings in the Thunder Mountain Mining District. During 2007, the Company acquired the South Mountain Mines property in southwest Idaho and initiated exploration activities on that property, which continue today.

Going Concern

The accompanying consolidated financial statements have been prepared under the assumption that the Company will continue as a going concern. The Company is an exploration stage company and has incurred losses since its inception and does not have sufficient cash at December 31, 2010 to fund normal operations for the next 12 months. The Company has no recurring source of revenue and its ability to continue as a going concern is dependent on the Company's ability to raise capital to fund its future exploration and working capital requirements. The Company's plans for the long-term return to and continuation as a going concern include financing the Company's future operations through sales of its common stock and/or debt and the eventual profitable exploitation of its mining properties. Additionally, the current capital markets and general economic conditions in the United States are significant obstacles to raising the required funds. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company is currently investigating a number of alternatives for raising additional capital with potential investors, lessees and joint venture partners.

The consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. If the going concern basis was not appropriate for these financial statements, adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used.

Deferred Financing Costs

Costs associated with financing are deferred and charged to expense over the life of the related financing agreements. Remaining costs and the future period over which they would be charged to expense are reassessed when amendments to the related financing agreements or prepayments occur.

Exploration Stage Enterprise

The Company's financial statements are prepared using the accrual method of accounting and according to, "Accounting for Development Stage Enterprises," as it devotes substantially all of its efforts to acquiring and exploring mining interests that will eventually provide sufficient net profits to sustain the Company's existence. Until such interests are engaged in commercial production, the Company will continue to prepare its financial statements and related disclosures in accordance with entities in the exploration stage.

Thunder Mountain Gold, Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements

1.   Summary of Significant Accounting Policies and Business Operations, continued

Principles of Consolidation

The Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiary, Thunder Mountain Resources, Inc. All significant intercompany accounts and transactions have been eliminated and any significant related party transactions have been disclosed.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant areas requiring the use of management estimates and assumptions include the carrying value of exploration properties and mineral claims, environmental remediation liabilities, deferred tax assets and the fair value and accounting treatment of financial and derivative instruments. Management`s estimates and assumptions are based on historical experience and other assumptions believed to be reasonable under the circumstances. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to conform prior year's data to the current presentation. These reclassifications have no effect on the results of reported operations or stockholders' equity.

Cash and Cash Equivalents

The Company considers cash in banks and highly liquid short term investments with original maturities when acquired of three months or less to be cash and cash equivalents. The Company's cash was held in a Merrill Lynch money market fund on December 31, 2010, and is not covered by insurance of the Federal Deposit Insurance Corporation ("FDIC").

Fair Value Measures

ASC 820 requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC prioritizes the inputs into three levels that may be used to measure fair value:

- Level 1: Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

- Level 2: Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.
- Level 3: Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Thunder Mountain Gold, Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements

---

1. Summary of Significant Accounting Policies and Business Operations, continued

Fair Value Measures, continued

Our financial instruments consist principally of cash and warrant liabilities. The table below sets forth our assets and liabilities measured at fair value on a recurring basis and the fair value calculation input hierarchy level that we have determined applies to each asset and liability category.

	Balance December 31, 2010	Balance December 31, 2009	Input Hierarchy level
Cash	$ 298,232	$ 266,207	Level 1
Warrants	$ (1,589,171)	-	Level 2

There were no transfer of assets or liabilities between fair value levels during the year ended December 31, 2010 or 2009. Level 2 financial instruments are valued using the Black-Scholes option pricing model which uses the current market price, exercise price, term, risk free interest rate and the historical volatility of the Company's common stock to estimate the fair value of the warrants at the balance sheet date.

Property and Equipment

Property and equipment are carried at cost. Depreciation is computed using straight line depreciation methods with useful lives of three to seven years. Major additions and improvements are capitalized. Costs of maintenance and repairs which do not improve or extend the life of the associated assets are expensed in the period in which they are incurred. When there is a disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is reflected in net income.

Mining Properties and Claims

Exploration costs are expensed in the period in which they occur. The Company capitalizes costs for acquiring and leasing mineral properties and expenses costs to maintain mineral rights as incurred. Should a property reach the production stage, these capitalized costs would be amortized using the units-of-production method on the basis of periodic estimates of ore reserves. Mineral properties are periodically assessed for impairment of value, and any subsequent losses are charged to operations at the time of impairment. If a property is abandoned or sold, its capitalized costs are charged to operations.

Reclamation and Remediation

The Company's operations have been, and are subject to, standards for mine reclamation that have been established by various governmental agencies. The Company would record the fair value of an asset retirement obligation as a liability in the period in which the Company incurred a legal obligation for the retirement of tangible long-lived assets. A corresponding asset would also be recorded and depreciated over the life of the asset. After the initial measurement of the asset retirement obligation, the liability was
adjusted at the end of each reporting period to reflect changes in the estimated future cash flows underlying the obligation.

Determination of any amounts recognized upon adoption is based upon numerous estimates and assumptions, including future retirement costs, future inflation rates and the credit-adjusted risk-free interest rates.

Thunder Mountain Gold, Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements

1. **Summary of Significant Accounting Policies and Business Operations, continued**

For non-operating properties, the Company accrues costs associated with environmental remediation obligations when it is probable that such costs will be incurred and they are reasonably estimable. Such costs are based on management's estimate of amounts expected to be incurred when the remediation work is performed.

Income Taxes

The Company recognizes deferred income tax liabilities or assets at the end of each period using the tax rate expected to be in effect when the taxes are actually paid or recovered. A valuation allowance is recognized on deferred tax assets when it is more likely than not that some or all of the deferred tax assets will not be realized. The Company has evaluated all tax positions for open years and has concluded that it has no material unrecognized tax benefits.

Share-Based Compensation

The Company requires all share-based payments to employees and directors, including grants of employee stock options, be measured at fair value and expensed in the statement of operations over the service period.

Net Loss Per Share

The Company is required to have dual presentation of basic earnings per share ("EPS") and diluted EPS on the face of all income statements issued after December 15, 1997, for all entities with complex capital structures. Basic EPS is computed as net income divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants, and other convertible securities. The dilutive effect of convertible and exercisable securities would be:

For years ended	December 31, 2010	December 31, 2009
Warrants	7,313,271	15,000
Total possible dilution	7,313,271	15,000

For the periods ended December 31, 2010 and 2009, the effect of the Company's outstanding options and common stock equivalents would have been anti-dilutive. Accordingly, only basic EPS is presented.

Adopted Accounting Pronouncements

In January 2010, the ASC guidance for fair value measurements was updated to require additional disclosures related to movements of assets among Levels 1 and 2 of the three-tier fair value hierarchy. Also, a reconciliation of purchases, sales, issuance, and settlements of anything valued with a Level 3 method is required. Disclosure regarding fair value measurements for each class of assets and liabilities will be required. The updated guidance was adopted by the Company in its quarter ended March 31, 2010, except for disclosures about the activity in Level 3 fair value measurements which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Adoption of this updated guidance did not have a material impact on the Company's consolidated financial statements.

Thunder Mountain Gold, Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements

2. Property, plant, equipment and mining claims

The following is a summary of equipment and accumulated depreciation as December 31, 2010 and 2009:

	Expected Useful Lives (years)	2010	2009
South Mountain Mines property	-	$ 357,497	$ 357,497
Plant and equipment	5	94,185	94,185
Office equipment and furniture	5	17,389	17,389
Mining claims	-	59,930	49,030
Total vehicles and equipment		529,001	111,574
Less accumulated depreciation		(88,465)	(76,038)
Property, equipment and vehicles, net		$ 440,536	$ 442,063

Depreciation expense for the years ended December 31, 2010 and 2009 was $12,427 and $22,315, respectively

3. Share-Based Compensation

The Company does not have an approved stock option plan, but its Board of Directors has ratified a Stock Option Plan to be approved by a vote of the shareholders during 2011.

A summary of the status of outstanding and exercisable stock options as of the years ended December 31, 2010 and 2009 are as follows:

	Shares	Weighted-Average Exercise Price (per share)	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Options outstanding and exercisable at January 1, 2008	155,000	$ 0.10	4.3	$31,000
Forfeited or Exercised	(155,000)	$ 0.10	1.7	$18,000
Options outstanding and exercisable at December 31, 2009	-	-	-	-
Options outstanding and exercisable at December 31, 2010	-	-	-	-

The Company granted 2 million stock options in August 2010 to certain officers, directors and outside consultant's contingent upon approval of the Stock Options Plan by shareholders. No share-based compensation was recognized related to the grants given that the stock options plan has not received shareholder approval. If the plan is approved by shareholders, the Company will recognize stock compensation expense equal to the fair market value of the options granted on the date the plan is approved.

Thunder Mountain Gold, Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements

---

3. Share-Based Compensation, continued

There were no options granted during 2009 and there were no options outstanding at December 31, 2010. The options granted in prior periods contained an anti-dilution clause whereby, upon written request the holders of the options, an adjustment to the number of shares could be required to increase the number of shares issued in connection with the exercise of options. The holders requested such a dilution adjustment in 2009. The Company issued 283,889 shares of its common stock for 155,000 options exercised. Accordingly, the Company recognized share-based compensation for an officer and nonemployee director of $8,000 and $17,550, respectively in 2009, in management and administration expense. The expense recognized represented the fair value of stock calculated by comparing the fair value of the options pre and post modification to determine the incremental value resulting from the anti-dilution provision. The income tax effect of the anti-dilution compensation is immaterial. The Company received $15,550 in cash from the options exercised in 2009. There were no options outstanding at December 31, 2009.

4. Income Taxes

At December 31, 2010 and 2009, the Company had deferred tax assets which were fully reserved by valuation allowances due to the likelihood of expiration of these deferred tax benefits prior to the Company generating future taxable income sufficient to utilize the deferred tax benefits to reduce tax expense from those future periods. The deferred tax assets were calculated based on an expected future tax rate of 34%. Following are the components of such assets and allowances at December 31, 2010 and 2009:

	2010	2009
Deferred tax assets arising from:		
Charitable contribution	$ -	$2,682,000
Non-deductible share based compensation	81,000	34,000
Net operating loss carryforwards	990,000	475,000
	1,071,000	3,191,000
Less valuation allowance	(1,071,000)	(3,191,000)
Net deferred tax assets	**$ -**	**$ -**

The Company has approximately $3.1 million of federal and state net operating loss carryforwards that expire through 2029 and 2030. The Company had approximately $7.9 million of charitable contribution carryforwards that expired in 2010 resulting in a decrease of $2.7 million in deferred tax assets and related valuation allowance.

The income tax benefit shown in the financial statements for the year ended December 31, 2010 and 2009, differs from the federal statutory rate as follows:

	2010		2009	
	Amount	Rate	Amount	Rate
Benefit at federal statutory rate	$ 562,000	34%	$ 182,000	34%
Increase in valuation allowance	(562,000)	34%	(122,159)	34%
Total	$ -	-	$ 59,841	34%

The Company has analyzed its filing positions in all jurisdictions where it is required to file income tax returns and found no positions that would require a liability for unrecognized income tax benefits to be recognized. The Company is subject to possible tax examinations for the years 2008 through 2010. The Company will deduct interest and penalties as interest expense on the financial statements.

Thunder Mountain Gold, Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements

5. Stockholders' Equity

The Company's common stock is at $0.001 par value with 200,000,000 shares authorized. The Company also has 5,000,000 authorized shares of preferred stock with a par value of $0.001. No preferred shares have been issued.

On September 24, 2010 (the "Closing Date") the Company completed a private placement offering for the sale of 6,130,271 Units with proceeds of $1,001,867, which are net of $188,349 in deferred financing costs. The subscription agreements were denominated in Canadian dollars (Cdn$) at a prices of Cdn $0.20 per Unit. Each Unit was comprised of one share of the Company's common stock (a "Common Share") and one share purchase warrant (a "Warrant"). Each Warrant entitles the holder to purchase one additional share of Company's common stock for a three year period at staggered prices as follows: CDN$0.20 per share at any time until one year from the Closing Date; Cdn$0.25 per share from one year until two years from the Closing Date; and Cdn$0.30 per share from two years until three years from the Closing Date. If the Company's common stock trades at a closing price greater than Cdn$0.50 per share for 20 consecutive trading days after six months from the Closing Date, the Company can accelerate the expiration of the
Warrants by giving notice to the holders and in such case the Warrants will expire on the 30th day after the Company provides notice to the holders of the Warrants. The Company concluded that the warrants issued in the private placement and to Haywood Securities Inc., a Canadian broker dealer, meet the definition of a derivative instrument as defined in ASC 815 Derivative and Hedging which requires that the derivative instrument be separated and accounted for separately from the common equity issued in the offering unit.

Based on the guidance of ASC 815, management concluded that the warrants should be classified as a liability and recorded at fair value. The Company determined the fair value of the 6,130,271 warrants issued in the offering using the Black-Scholes option pricing model. The Company determined the fair value of the warrants to be $1,434,702 along with the $6,130 par value of the common stock on the date the offering which exceeded the gross offering proceeds of $1,190,216 by $250,617. The amount by which the par value of the common stock and fair value of the warrants exceeded the offering proceed issued in the placement represents an additional offering expense incurred in the placement and is recorded as a loss on issuance of common stock and warrants in the statement of operations. The Company recognized a $38,054 gain on the change in the fair value of warrants as of December 31, 2010, the difference between the fair value on the placement date and year end.

The Company recorded a long term asset for the deferred financing costs related to the offering of $188,349. The deferred financing costs include listing and legal fees along with a finder's fee paid to Haywood Securities Inc. and Bolder Investment Partners, Ltd, both Canadian broker dealers, equal to 10% of the funds received as part of the second and third tranches. The deferred financing costs are being amortized to the statement of operations over the life of the warrants using the straight-line method, which approximates the effective interest rate method. For the year ended December 31, 2010 the Company recognized $15,696 in amortization of deferred financings costs.

In conjunction with the private placement, the Board approved the issuance of 78,000 units under the placement in full satisfaction of $21,000 in deferred compensation owed to the Company's Vice President and Chief Financial Officer, Eric T. Jones. Using the Black-Scholes option pricing model the Company recorded a liability related to the 78,000 warrants of $16,941. The Company recognized a $448 gain on the change in the fair value of the warrants as of December 31, 2010, the difference between the fair value on the placement date and year end.

Thunder Mountain Gold, Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements

5.   Stockholders' Equity, continued

On July 30, 2010 we entered in to an agreement with Cameron & Associates to provide investor relation services to the Company. As part of the consideration for the agreement the Company issued Cameron 200,000 shares of stock on August 11, 2010, that were valued at $0.25 per share, the market price on the date of issuance. We recognized $50,000 in management & administrative cost related to the stock issuance. In addition to the shares issued to Cameron the Company will pay a monthly fee of $5,000 to Cameron for services provided under the proposal plus all expenses incurred by Cameron.

On May 10, 2010, the Company issued 1.25 million Units at $0.20 per Unit in a private placement for net proceeds of $250,000. Each Unit consisted of one share of common stock and one Series A common stock purchase warrant. Each Series A warrant is exercisable at $0.20 for one-half Series B common stock purchase warrant. Each whole Series B warrant would be exercisable into one share of common stock at an exercise price of $0.75 per share. The warrants are callable by the Company in the event that the Company's stock trades above $0.25 in the case of the Series A warrants, and above $0.94 for the Series B warrants. The Company has accounted for the warrants as a derivative liability based the full ratchet and anti dilution provisions contained in the Series B warrants. The Company has allocated $145,316 of the proceeds from the private placement as a long term warrant liability and has recognized $30,715 loss on the warrants at December 31, 2010, as a result of an increase in fair value between the placement date and the end of the quarter.

As consideration for a sponsorship agreement, Haywood Securities, Inc. was issued 200,000 shares of stock on January 6, 2010, that were valued at $0.22 per share, the market price on the issue date for a total cost of $44,000. This amount was expensed in management and administrative costs for Haywood Securities' sponsorship of the Company on the TSX-V Exchange.

As authorized by Board Resolution on March 30, 2010, a total of 450,000 shares of common stock were issued to the Company's executive officers and directors. The issuance was for Board service in 2008 and 2009. The stock was valued based on the fair market value of the Company's common stock on the day of the awards and expense of $76,500 was recognized for the year ended December 31, 2010. The Company also issued 100,000 shares of common stock to outside consultants for services rendered and recorded $17,000 in expense for the grant.

On August 10, 2009 the Board unanimously approved a resolution authorizing the re-pricing of warrants, originally exercisable at $0.30 or $0.40 per share, to an exercise price of $0.15 per share, with such re-pricing valid until November 23, 2009. As a result of completion of the offering, a total of 3,020,000 warrants were exercised at $0.15 for a like number of shares of common stock. Commissions of $23,250 were paid to a placement agent, resulting in net cash proceeds of $429,750 to the Company. Additionally, 100,000 shares were issued for warrants with an exercise price of $0.05 per share, for net cash proceeds of
$5,000. The net cash proceeds from the exercise of warrants were $434,750. Finally, 30,000 shares were issued to an officer of the Company for warrants exercised at $0.15 in exchange for a reduction of $4,500
in a loan that the officer had previously extended to the Company. There were no registration rights granted in connection with any of these shares, and no other commissions were paid. Holders of 100,000 warrants priced returned their warrants to the Company unexercised.

On August 7, 2009, the Company closed a private offering of securities solely to accredited investors. The offering consisted of 380,000 Units priced at $0.20 each; each Unit consisting of a share of common stock, $0.001 par value, and a warrant to purchase common stock for $0.30 per share. As a result of completion of the offering, a total of 380,000 shares of common stock, $0.001 par value, and warrants to acquire 380,000 shares of common stock were issued. Included in the 380,000 units issued, were 5,000 units issued for

Thunder Mountain Gold, Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements

---

5. Stockholders' Equity, continued

services valued at $1,000. There were no registration rights granted in connection with the offering. No Placement Agent was used, and no commissions were paid.

For the years ended December 31, 2010 and 2009, the fair value of warrants was estimated at the date of grant using the Black-Scholes option pricing model, which requires the use of highly subjective assumptions, including the expected volatility of the stock price, which may be difficult to estimate for small reporting companies traded on micro-cap stock exchanges. The fair value of each warrant grant was estimated on the grant date using the following weighted average assumptions:

	2010	**2009**
Risk-free interest rate	0.29% to 1.02%	--
Expected dividend yield	--	--
Expected term	1 to 3 years	--
Expected volatility	209.1% to 279.5%	--

The risk-free interest rates are based on the U.S. Treasury yield curve for maturities with similar terms at the time of the grant. The expected term of warrants granted is from the date of the grant. The expected volatility is based on historical volatility.

The following is a summary of warrants as of December 31, 2010 and 2009.

	Share Equivalent Warrants	**Exercise Price**	**Expiration Date**
Warrants:			
Outstanding and exercisable at December 31, 2008	2,885,000		
Warrants issued	380,000	0.30	
Warrants exercised	(3,150,000)	0.15	
Warrants forfeited	(100,000)	0.40	
Outstanding and exercisable at December 31, 2009	15,000	$ 0.05	August 20, 2011
Warrants exercised	(10,000)	$ 0.05	August 20, 2011
Warrants issued May 10, 2010	625,000	0.20	Three years from exercise of Series A Warrant (1)
Warrants issued September 24, 2010	6,683,271	0.19	September 30, 2013
Total warrants outstanding at December 31, 2010	7,313,271	$ 0.19	

(1) The Company has 1,250,000 Series A Warrants outstanding as of December 31, 2010. Each Series A Warrant is exercisable at $0.20 for one half of a Series B Warrant, which is exercisable into one share of common stock..

Thunder Mountain Gold, Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements

6. Commitments and Contingency

The Company's management believes that the Company is currently in substantial compliance with environmental regulatory requirements. Remediation requirements for the Company are limited to minor activities related to drill pad reclamation and the like, and that no material environmental remediation costs exist as of December 31, 2010. Such costs are accrued at the time the expenditure becomes probable and the costs can reasonably be estimated. The Company recognizes, however, that in some cases future environmental expenditures cannot be reliably determined due to the uncertainty of specific remediation methods, conflicts between regulating agencies relating to remediation methods and environmental law interpretations, and changes in environmental laws and regulations. Any changes to the Company's remediation plans as a result of these factors could have an adverse affect on the Company's operations. The range of possible losses in excess of the amounts accrued cannot be reasonably estimated at this time. Our management routinely makes judgments and estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the future resolution of the uncertainties increase, these judgments become even more subjective and complex. Although we believe that our estimates and assumptions are reasonable, actual results may differ significantly from these estimates. Changes in estimates and assumptions based upon actual results may have a material impact on our results of operation and/or financial condition.

7. Related Party Transactions

Of the 6,130,271 Units issued in connection with the private placement that closed on September 24, 2010, 104,000 shares were issued to related parties.

In addition 78,000 units were issued to Eric T. Jones in full satisfaction of $21,000 in deferred compensation owed to Mr. Jones by the Company, see note 5 "Shareholder's Equity" for further discussion on the offering.

On March 31, 2010 the Board unanimously approved a resolution authorizing a bridge loan from E. James Collord, the Company's CEO and a director, and his wife Leta Mae Collord, Mr. Collord's wife, in the amount of $50,000 at an interest rate of 1% per month with the first payment due in thirty days. On May 12, 2010 the Board unanimously approved to increase the loan amount to $65,000. On August 13, 2010, the Collord's advanced the Company an additional $25,000 under the bridge loan. The purpose of the bridge loan was to provide the Company operational capital to meet its day-to-day operational needs. These funds were repaid during the year with proceeds received from the September 2010 private placement.

The Collord's had the option that any portion or the amount loaned could be converted to shares of Company common stock at the lower of the market price on the date of conversion, or $0.15 per share. The price for the Company's common stock exceeded the $0.15 conversion price stated in the loan on the days funds were advanced under the loan. Management determined that the favorable exercise price represents a beneficial conversion feature. Using the intrinsic value method at the loan dates, a total discount of $42,666 was recognized on the loan. The discount was amortized over the loan term using the straight-line method, which approximated the effective interest method. The Company recorded $42,666 in interest expense related to the amortization of the discount for the year ended December 31, 2010. The outstanding loan balance and accrued interest there on was zero at year end.

On March 30, 2010 the Board of Directors granted 450,000 shares of common stock to certain Executive Officers, Directors and outside consultants for services rendered in 2008 and 2009, see note 5 "Stockholder's Equity" for further discussion of the awards.

Thunder Mountain Gold, Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements

7. Related Party Transactions, continued

On June 26, 2009 the Board unanimously approved a resolution authorizing a bridge loan from E. James Collord, the Company's CEO and a director, and his wife Leta Mae Collord in the amount of $40,000 for operational capital to meet the Company's day to day operational needs. The entire balance of the loan including interest at 12% is due in full no later than February 28, 2010. As of December 31, 2009 the Company had borrowed $40,000 against the bridge loan and repaid $3,200 in cash and $4,500 in stock, resulting in a balance owing of $32,300 with interest payments paid through December 2009.

On August 10, 2009 the Board unanimously approved a resolution authorizing a second bridge loan from E. James Collord, the Company's CEO and a director, and his wife Leta Mae Collord in the amount of $50,000 for operational capital to meet the Company's day to day operational needs. The entire balance of the loan including interest at 12% was due upon receipt of the IRS refund. As of December 31, 2009 the loan, together with all interest, had been paid in full.

On June 1, 2009 the Board unanimously approved a resolution authorizing a voluntary temporary reduction in salary for Eric Jones, the Company's CFO and a director, from $75,000 to $12,000 per year in order to facilitate this season's exploration goals and growth of the Company. As of December 31, 2009 the Company had recorded $21,000 in deferred salaries in relation to the temporary reduction in salary for Eric Jones.

Of the 380,000 shares of stock issued in connection with the August 7, 2009 placement, 310,000 shares were issued to related parties.

On October 9, 2009 Jim Collord converted 30,000 warrants purchased in the private placement which closed August 7, 2009 to 30,000 shares of common stock at the re-priced rate of $0.15 per share for a total cost of $4,500 which was used to reduce the amount of his and Leta Mae's $50,000 bridge loan.

On October 27, 2009 Jerritt Collord, the son of the Company's President Jim Collord, performed consulting services for data compilation and manipulation for the South Mountain Breccia Target for fees of $1,000.

PROSPECTUS



THUNDER MOUNTAIN GOLD, INC.

7,676,271 Shares of Common Stock

*******, 2011

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

We estimate that expenses in connection with the distribution described in this registration statement (other than brokerage commissions, discounts or other expenses relating to the sale of the shares by the selling security holders) will be as set forth below. We will pay all of the expenses with respect to the distribution (except brokerage commissions, discounts or other expenses relating to the sale of the shares by the selling security holders). With the exception of the filing fees for the U.S. Securities Exchange Commission, all amounts are estimates.

U.S. Securities Exchange Commission registration fee	$	290.09
FINRA filing fee		0
Legal fees and expenses		*
Accounting fees and expenses		5,500
Transfer Agent		0
Printing and Engraving Stock Certificates		0
Miscellaneous		
Edgar Filing Fees		2,000
Total	$	*

 *to be provided via amendment

Item 14. Indemnification of Directors and Officers

The Company's By-Laws address indemnification of Directors and Officers. Nevada law provides that Nevada corporations may include within their articles of incorporation provisions eliminating or limiting the personal liability of their directors and officers in shareholder actions brought to obtain damages for alleged breaches of fiduciary duties, as long as the alleged acts or omissions did not involve intentional misconduct, fraud, a knowing violation of law or payment of dividends in violation of the Nevada statutes. Nevada law also allows Nevada corporations to include in their Articles of Incorporation or Bylaws provisions to the effect that expenses of officers and directors incurred in defending a civil or criminal action must be paid by the corporation as they are incurred, subject to an undertaking on behalf of the officer or director that he or she will repay such expenses if it is ultimately determined by a court of competent jurisdiction that such officer or director is not entitled to be indemnified by the corporation because such officer or director did not act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation. The Company's Articles of Incorporation provide that a director or officer is not personally liable to the Company or its shareholders for damages for any breach of fiduciary duty as a director or officer, except for liability for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of distribution in violation of Nevada Revised Statutes, §78.300. In addition, Nevada Revised Statutes §78.751 and Article VII of the Company's Bylaws, under certain circumstances, provided for the indemnification of the officers and directors of the Company against liabilities which they may incur in such capacities.

The Placement Agreement, the form of which is filed as Exhibit 1.1 to this registration statement, will also provide for indemnification of the Registrant and its officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities

Recent Sales of Unregistered Securities

The following information is given with regard to unregistered securities sold during the preceding three years, to December 31, 2010, including the dates and amounts of securities sold, the persons to whom we sold the securities, the consideration received in connection with such sales and, if the securities were issued or sold other than for cash, the description of the transaction and the type and amount of consideration received.

2007

On February 16, 2007 the Board initiated a private offering of 2.5 million shares the Company's common stock, par value $0.05, at a price of $0.05 per share. The offer was limited to Directors, Management and key consultants for the Company. The price per share for the offering was established after receiving a fairness opinion from a third-party securities broker, Public Securities, Inc. of Spokane, Washington A stock purchased under the private offering will be subject to certain restrictions, specifically the purchasers will be restricted from selling or otherwise transferring the stock for a period of three years, unless and only in the case of a merger, consolidation of the Company, or sale or disposition of all assets of the Company. An 8-K was filed with the SEC regarding the private offering on February 21, 2007. The private offering was completed by March 16, 2007. A total of $125,000 was raised from the private offering with no associated fees.

2008

On April 15, 2008, a grant of 60,000 shares of common stock and $10,000 cash were issued to Jim Collord for the Company's purchase of Jim Collord's personal vehicle. This vehicle provided an additional support vehicle for exploration activities necessary for company business. The grant was approved by Resolution of the Board of Directors, excluding Jim Collord.

On May 1, 2008, Thunder Mountain Gold, Inc. initiated a private offering of securities solely to accredited investors. The offering completed consisted of 2,775,000 Units priced at $0.20 each. Each Unit consisted of a share of common stock, $0.001 par value, and a warrant to purchase common stock for $0.40 per share. The offering was oversold by 11% of the planned offering of 2,500,000 Units. As a result of completion of the offering, a total of 2,775,000 shares of common stock, $0.001 par value, and warrants to acquire 2,775,000 shares of common stock were issued to the purchasers. There were no registration rights granted in connection with the offering. Pennaluna and Company, of Coeur d'Alene, Idaho acted as the placement agent for approximately 60% of the funds raised in the Private Placement and was paid a commission of $33,000. The total amount raised before expenses was $555,000. The offering terminated on July 18, 2008.

2009

On August 7, 2009, we closed a private offering of securities solely to accredited investors. The offering consisted of 380,000 Units priced at $0.20 each; each Unit consisting of a share of common stock, $0.001 par value, and a warrant to purchase common stock for $0.30 per share. As a result of completion of the offering, a total of 380,000 shares of common stock, $0.001 par value, and warrants to acquire 380,000 shares of common stock were issued. Included in the 380,000 units issued, were 5,000 units issued for services valued at $1,000. There were no registration rights granted in connection with the offering. No Placement Agent was used, and no commissions were paid.

On August 10, 2009 the Board unanimously approved a resolution authorizing the re-pricing of warrants, including those issued in the August 7, 2009 private placement. The Warrants that were originally exercisable at $0.30 or $0.40 per share were reduced to an exercise price of $0.15 per share, with such re-pricing valid until November 23, 2009. As a result of completion of the offering, a total of 3,020,000 warrants were exercised for 3,020,000 shares of common stock, $0.001 par value. Commissions of $23,250 were paid to a placement agent, resulting in net cash proceeds of $429,750 to the Company. Additionally, 100,000 shares were issued for warrants with an exercise price of $0.05 per share, for net cash proceeds of $5,000. The net cash proceeds from the exercise of warrants were $434,750. An officer of the Company was issued 30,000 shares of common stock for warrants exercised at $0.15 per share in exchange for a loan reduction of $4,500. There were no registration rights granted in connection with any of these shares. No other commissions were paid, and a total of $450 in exemption fees were paid to the states of Idaho, California and Washington.

2010

Effective April 8, 2010, we issued to R. Scott Barter as Trustee of the *R. Scott Barter 2005 Defined Contribution Plan* --- an option to purchase up to 250,000 common stock at an exercise price equal to the lesser of (x) $.0.20 per option share, or (y) the price per share paid by investors for shares of the Companies common stock in the first equity raise by the Company after the Option Grant Date, pursuant to an advisory letter of agreement. These options vest immediately. The option will expire if not exercised by April 8, 2015. The *R. Scott Barter 2005 Defined Contribution Plan*, exercised the Option and received 123,750 shares of our Common Stock No cash of any kind was paid upon exercise of the Option Agreement. The issuance and subsequent exercise of the Option Agreement were pursuant to the "cashless exercise" provisions of the Option Agreement, and there was no other consideration for any "cashless exercise". The Options were issued as directed by R. Scott Barter d/b/a Streetsmart Communications in consideration for consulting services to us pursuant to a *Consulting Agreement*, dated April 8, 2010, as amended by that certain *First Extension of Consulting Agreement*, dated July 16, 2010;

Summer 2010 Offering

On July 13, 2010, we initiated a private placement offering of securities to purchase, 6,000,000 Units at a price of CDN$0.20 per Unit for aggregate proceeds of CDN$1,200,000 (the "Summer 2010 Offering"). The Summer 2010 Offering was conducted in Canada and in the United States. We received subscriptions for 6,130,271 Units, for gross proceeds of $1,190,216 on September 24, 2010 (the "Closing Date").

The Summer 2010 Offering was considered a *non-brokered transaction* since we did not retain an agent to offer and sell the Units. We paid Finder's fees to Haywood and Bolder on gross proceeds of CDN$950,000, of: (i) a cash commission of 10 percent (10%) of amounts raised and, (ii) share purchase warrants equal to 10% of the underlying Units sold in the Offering.

Each Unit was comprised of one share of our common stock and one share purchase warrant (a "Warrant"). Each Warrant entitles the holder to purchase one additional share of our common stock for a three year period at staggered prices as follows: CDN$0.20 per share at any time until one year from the Closing Date; CDN$0.25 per share from one year until two years from the Closing Date; and CDN$0.30 per share from two years until three years from the Closing Date. If our common stock trades at a closing price greater than CDN$0.50 per share for 20 consecutive trading days after six months from the Closing Date, we can accelerate the expiration of the Warrants by giving notice to the holders and in such case the Warrants will expire on the 30th day after we provide notice to the holders of the Warrants. The Units and the Warrants sold in the offering will not be listed for trading on any market. We agreed to file a registration statement with the Securities and Exchange Commission within 45 days of the Closing Date to register only the common stock for resale by the investors in the Summer 2010 Offering, and use our best efforts to obtain effectiveness within four months from the Closing Date.

The private placement transactions were completed in reliance on Rule 506 of Regulation D of the Securities Act, with respect to investors in the United States, and in reliance on Rule 903 of Regulation S of the Securities Act, with respect to those investors who were not "U.S. Persons", within the meaning of Regulation S, and who were otherwise outside of the United States. Sales to United States investors pursuant to Rule 506 of Regulation D were limited to investors who qualified as "accredited investors" within the meaning of Rule 501(a) of Regulation D.

Spring 2010 Offering

On April 30, 2010, we initiated a private offering to purchase, in the aggregate, 1,250,000 Units (the "Spring 2010 Offering"). Each Unit was priced at $0.20 per Unit, composed of one share of common stock and 1 Series A Warrant. There was a minimum offering of 500,000 Units and a maximum offering of 2,500,000 Units. Each Unit consisted of 1 share of common stock and one Series A Warrant. The Series A Warrants are exercisable at $0.20, and upon exercise entitles the holder to one-half of a Series B Warrant. The Series A Warrants terminate upon the 18th month anniversary of the effectiveness of a Registration Statement filed under the Securities Act of 1933, for the Series A Warrants. For every whole Series B Warrant, upon exercise at $0.75 per share, a Series B Warrant Holder is entitled to one share of common stock. The Series B Warrants terminate upon the18th month anniversary of the exercise of the Series A Warrants. Series B Warrants Holders would receive certain modified "ratchet" protection against dilution. The Series B Warrants are not deemed issued unless and until the Series A Warrants are exercised. Series A Warrants and Series B Warrants (once issued) are subject to call, upon notice, in certain circumstances. Certain "piggyback" registration rights were offered in conjunction with the offering. The minimum individual subscription was $100,000. Participation was limited to accredited investors. There was no placement agent fee paid in the offering, and no accountable or unaccountable expense allowance. There was one investor in the Spring 2010 Offering.

The closing date for the financing was May 11, 2010, and we received $250,000 in total proceeds.

The offering was believed exempt from registration pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(6) the Securities Act of 1933, as amended. The securities offered, sold, and issued in connection with the Spring 2010 Offering was not registered under the Securities Act of 1933, as amended, or any state securities laws and cannot be offered or sold absent registration with the Securities and Exchange Commission or an applicable exemption from registration requirements.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

The following exhibits are filed herewith or incorporated by reference in this prospectus:

Exhibits

The following exhibits are included as part of this Form S-1.

EXHIBITS

Exhibit Number	Description of Exhibits
1.1	Haywood Securities, Inc. Placement Agent Agreement
1.2	Sponsorship Agreement- Haywood Securities, Inc.
3.1*	Articles of Incorporation of Montgomery Mines Inc, October 30, 1935
3.2*	Articles of Amendment, Montgomery Mines Inc., April 12, 1948
3.3*	Articles of Amendment, Montgomery Mines Inc., February 6, 1970
3.4*	Articles of Amendment, Montgomery Mines Inc., April 10, 1978
3.5*	Articles of Amendment, Thunder Mountain Gold, August 26, 1985
3.6*	Articles of Amendment, Thunder Mountain Gold, October 17, 1985
3.7*	Articles of Incorporation, Thunder Mountain Gold Inc. (Nevada), December 11, 2007
3.8*	Articles of Amendment, Thunder Mountain Gold, Inc., filed with Form 8-K on July 19, 2010, as Exhibit 3.1, and incorporated herein by reference.
3.9*	Bylaws, Montgomery Mines Inc.
3.10*	Bylaws, Thunder Mountain Gold Inc. (Nevada)
4.1**	Specimen Share Certificate (Common Stock)
4.2**	Specimen Common Stock Purchase Warrant
4.3**	Specimen Series A Warrant
4.4**	Specimen Series B Warrant
4.5**	Form of Subscription Agreement for August, 2010 Private Placement
4.6**	Form of Subscriber Amendment of August 2010 Private Placement terms
4.7**	Form of Placement Agent Warrant
4.8**	Form of Subscription Agreement for April, 2010 Private Placement
4.9**	Value Security Escrow Agreement among Thunder Mountain Gold, Inc., Computershare Investor Services Inc., James Collord, Eric Jones, Glen Parsley, Robin McRae, Douglas Glaspey, Edward Fields, and Robert Chapman., dated June 22, 2010.
4.10**	Warrant Agent Agreement among Computershare, Inc., Computershare Trust Company, N.A., and Thunder Mountain Gold, Inc., dated May 25, 2010
4.11**	Warrant Agent Agreement between Streetsmart Communications, Inc. and Thunder Mountain Gold, Inc., dated April 8, 2010
5.1**	Legal opinion and consent of Charles A. Cleveland, P.S.
10.1*	Agreement and Plan of Merger, Thunder Mountain Gold (Nevada)
10.2**	Consulting Agreement, dated April 8, 2010, as amended by that certain First Extension of Consulting Agreement, dated July 16, 2010;, by and between R. Scott Barter d/b/a Streetsmart Communications and Thunder Mountain Gold, Inc.
10.3	Form of Stock Option Plan filed with Form 8-K on July 19, 2010, as Exhibit 10.1, and incorporated herein by reference.
10.4	Minerals Lease and Agreement between and among Newmont Mining USA Limited,, a Delaware Corporation, Newmont Mining Corporation, a Delaware Corporation, Thunder Mountain Gold, Inc., a Nevada Corporation, and Thunder Mountain Resources, Inc., a Nevada Corporation, effective March 22, 2011 filed with Form 8-K on March 24, 2011, as Exhibit 99.1, and incorporated herein by reference.
14	Code of Ethics filed with Form 8-K on July 19, 2010, as Exhibit 14, and incorporated herein by reference.
22.1**	Subsidiaries of the Registrant
23.1**	Consent of Charles A. Cleveland, P.S.
23.2**	Consent of DeCoria, Maichel, and Teague, P.S.
24.1	Power of Attorney (included on page 80 of the Registration Statement)
99.1	Consent of Gregory P. Wittman, P.G. filed with Form 8-K on July 19, 2010, as Exhibit 99.2, and incorporated herein by reference.

*   Previously filed as an exhibit to Form 10-KSB, filed on April 16, 2008, SEC File No. 001-08429.
**   Filed herewith.

Undertakings

The Registrant hereby undertakes:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i) include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii) include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) that, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) to file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(d) to file a post-effective amendment to include any financial statements required by Form 10-K at the start of any delayed offering or throughout a continuous offering.

(e) that insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registration of expenses incurred or paid by a director, officer or controlling person to the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(f) that, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(g) that, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the Registrant relating to the offering filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the Registrant or used or referred to by the Registrant;

     (iii)   the portion of any other free writing prospectus relating to the offering containing material information about the Registrant or its securities provided by or on behalf of the Registrant; and

     (iv)   any other communication that is an offer in the offering made by the Registrant to the purchaser.

  (h)   to provide to the Placement Agent at the closing specified in the placement agent agreements, certificates in such denominations and registered in such names as required by the Placement Agent to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S−1 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Boise, State of Idaho, on April 16, 2011

THUNDER MOUNTAIN GOLD, INC.

/s/ E. James Collord

By _____

E. James Collord
President, Director and Chief Executive Officer
Date: April 22, 2011

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

	Title	**Date**
/s/ E. James Collord **E. James Collord**	Chief Executive Officer and Director (Principal Executive Officer)	April 25, 2011
/s/ Eric T. Jones **Eric T. Jones**	Chief Financial Officer (Principal Accounting and Financial Officer) and Director	April 25, 2011
/s/ Pete Parsley **Pete Parsley**	Director	April 25, 2011
/s/ Robin S. McRae **Dr. Robin S. McRae**	Director	April 25, 2011
/s/ Edward D. Fields **Edward D. Fields**	Director	April 25, 2011
/s/ Douglas J. Glaspey **Douglas J. Glaspey**	Director	April 25, 2011
/s/ R. Llee Chapman **R. Llee Chapman**	Director	April 25, 2011

NON-BROKERED PRIVATE PLACEMENT AGREEMENT

THIS AGREEMENT is dated and effective as of July 20, 2010 (the "Effective Date"), between **Thunder Mountain Gold Inc** (the "Company"), having an address at 5248 W. Chinden Blvd, Boise, ID, 83714 and **Haywood Securities Inc.**, having a business address at 20th Floor, Commerce Place, 400 Burrard Street, Vancouver, B.C. V6C 3A6 (the "Finder").

Background

A.   The Company seeks to complete a financing (the "Offering"), the terms of which are disclosed in its subscription agreement.

B.   The Finder may, but is under no obligation to do so, introduce to the Company persons who wish to participate in the Offering.

In consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which is acknowledged by each of the parties), the parties agree as follows:

1.   Fees and Expenses

1.1 The Company shall pay the Finder a fee of 10% Cash & 10% Finder Warrants.

1.2 Whether or not the Offering completes, the Finder introduces any Purchasers or becomes entitled to a fee, the Company shall reimburse the Finder for any expenses (including those of its legal counsel) that the Finder reasonably incurs in connection with the Offering and this Agreement, promptly upon receipt of a request of the Finder to do so accompanied by evidence of such expenses.

2.   Relationship Between Parties

2.1 Nothing contained in this Agreement shall be construed as:

(a)   creating any obligation on the Finder to market the Offering or solicit Purchasers for the Offering; or

(b)   constituting the Finder an agent of the Company, it being acknowledged that the Finder will, if and to the extent there are any Purchasers, be acting exclusively as the agent for the Purchasers in connection with the Offering.

2.2 This Agreement constitutes the entire agreement between the parties with respect to its subject matter, and supersedes any prior understandings and agreements between the parties with respect to its subject matter. Further, there is no agreement, commitment, arrangement or understanding between the parties pursuant to which the Finder will act as advisor, agent or underwriter or member of a selling group in respect of the Offering or in respect of a subsequent offering of securities of the Company. There are no

representations, warranties, forms, conditions, undertakings or collateral agreements, express implied or statutory between the parties other than as expressly set forth in this Agreement.

3. Representations By the Company

3.1 The Company represents, warrants and covenants to and with the Finder, as representations, warranties and covenants that are intended to be for the benefit of the Finder and Purchasers that:

(a) the Company has been duly incorporated and organized and is a valid and subsisting company under the laws of Idaho, and is duly qualified to carry on business in Idaho and in each other jurisdiction, if any, wherein the carrying out of the activities contemplated makes such qualification necessary;

(b) the Common shares will, upon issue and delivery, be validly issued as fully paid and non-assessable and the Warrant Shares, if any, will be duly and validly allotted and authorized to be issued as fully paid and non-assessable upon receipt by the Company of full payment thereof;

(c) with the exception of forecasts, projections or estimates referred to below, all information and other data relating to the Company furnished by or on behalf of the Company to the Finder is, or, in the case of historical information, was at the date of preparation, and all information provided to the Finder after the date of this Agreement shall be true, accurate, complete and correct in all material respects, and does not, did not and will not, as the case may be, contain a Misrepresentation; ("Misrepresentation" means an untrue statement of a material fact or an omission to state a material fact that is required to be stated or necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made);

(d) any projections and forecasts relating to the Company provided by or on behalf of the Company to the Finder have been, and any such projections and forecasts prepared after the date of this Agreement will be, prepared in good faith with the assistance of competent professional advisors and are based upon assumptions which, in light of the circumstances under which they are made, are reasonable;

(e) the Company is not aware of any undisclosed facts or information that could materially impact upon such projections and forecasts.

(f) the financial statements of the Company contained in the Disclosure Documents; (i) complied as to form in all material respects with the published rules and regulations under the applicable securities laws; (ii) were reported in accordance with Canadian generally accepted accounting principles applied on a basis consistent with that of the preceding periods; and (iii) present fairly the consolidated financial position of the Company

and its subsidiaries, if any, as of the respective dates thereof and the consolidated results of operations of the Corporation and its subsidiaries, if any, for the periods covered thereby; and

(g) there is no "material fact" or "material change" (as those terms are defined in applicable securities legislation) in the affairs of the Company that has not been generally disclosed to the public.

3.2 The Company agrees that the representations, warranties and covenants of the Company herein will be true and correct both as of the execution of this Agreement and as at the Closing Date and will survive the completion of the issuance of the Units.

4. General Provisions

4.1 The parties will comply in all respects with all applicable laws, rules and policies in connection with the Offering.

4.2 This Agreement shall enure to the benefit of and be binding upon the successors and assigns of the parties to this Agreement.

4.3 No amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by both parties. No waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the party purporting to give it and, unless otherwise provided in the written waiver, shall be limited to the specific breach waived.

4.4 Any demand, notice or other communication (a "Communication") to be made or given in connection with this Agreement shall be made or given in writing and may be made or given by personal delivery or by registered mail addressed to the recipient at the addresses of the parties provided on the first page of this Agreement or such other address or individual as may be designated by notice by either party to the other. Any Communication made or given by personal delivery shall be conclusively deemed to have been given on the day of actual delivery and, if made or given by registered mail, on the 4th day, other than a Saturday, Sunday or statutory holiday in British Columbia, following the deposit thereof in the mail. If the party giving any Communication knows or ought reasonably to know of any difficulties with the postal system which might affect the delivery of the mail, any such Communication shall not be mailed but shall be given by personal delivery.

4.5 Each party must from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

4.6 This Agreement shall be governed by and construed in accordance with the laws of British Columbia.

4.7 This Agreement may be executed in two counterparts and by facsimile, each of which shall be deemed to be an original and both of which together will constitute one agreement, effective as of the date given above notwithstanding the actual date of execution.

THE PARTIES, intending to be legally bound, have executed this Agreement as of the date set forth on the first page.

HAYWOOD SECURITIES INC.

By: ______________________________

(Authorized Signatory)

FRANK STRONACH

By: Vice President

A~~SSOCIATE,~~ CORPORATE FINANCE

(Authorized Signatory)

By: ______________________________

(Authorized Signatory)

ERIC T. JONES

By: ______________________________

(Authorized Signatory)

Revised June 2004

Exhibit 1.2

SPONSORSHIP AGREEMENT

THIS AGREEMENT, dated for reference September 20, 2010 is made

BETWEEN:

> **THUNDER MOUNTAIN GOLD INC.**, a company incorporated pursuant to the laws of the State of Idaho, having an office at 5248 W. Chinden Blvd, Boise, Idaho, USA, 83714

> > (the "**Company**")

AND:

> **HAYWOOD SECURITIES INC.**, of Suite 2000, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6

> > (the "**Sponsor**")

WHEREAS:

A.   The Company has filed an application (the "**Application**") with the TSX Venture Exchange (the "**Exchange**") for the acceptance of the listing (the "**Listing**") of the common shares (the "**Shares**") of the Company on the Exchange pursuant to Exchange Policy 2.3 - Listing Procedures;

B.   Under Policy 2.2 - Sponsorship and Sponsorship Requirements (the "**Policy**") of the Exchange, the Company is required to have a sponsor in connection with the Application; and

C.   The Company wishes to retain the Sponsor to sponsor the Listing in connection with the Application and the Sponsor is willing to accept the appointment, subject to the terms and conditions of this Agreement.

THE PARTIES to this Agreement therefore agree:

1.   DEFINITIONS

1.1   In this Agreement:

(a)   "**1934 Act**" means the United States Securities Exchange Act of 1934, as amended;

(b)   "**Acts**" means, collectively, the Ontario Act, B.C. Act, and the Alberta Act;

(c)   "**Alberta Act**" means the Securities Act (Alberta) and the rules and regulations prescribed thereunder and all policy statements, blanket orders, notices,

directions, instruments and rulings issued by the ASC, all as amended from time to time;

(d) **"Application"** has the meaning set out in Recital A of this Agreement;

(e) **"Approval Date"** means the date the Exchange gives notice that it has accepted for filing all documentation relating to the Application;

(f) **"ASC"** means the Alberta Securities Commission;

(g) **"BCSC"** means the British Columbia Securities Commission;

(h) **"B.C. Act"** means the Securities Act (British Columbia) and the rules and regulations prescribed thereunder and all policy statements, blanket orders, notices, directions, instruments and rulings issued by the BCSC, all as amended from time to time;

(i) **"Commissions"** means the BCSC, ASC and OSC;

(j) **"Disclosure Documents"** means the disclosure documents appropriate for the Listing as determined by the Company and the Sponsor and as may be required by the Exchange;

(k) **"Engagement Letter"** means the engagement letter dated December 14, 2009 between the Company and the Sponsor.

(l) **"Exchange"** means the TSX Venture Exchange;

(m) **"Listing"** has the meaning set out in Recital A of this Agreement;

(n) **"Listing Date"** means the date the Shares are listed on the Exchange;

(o) **"Material Change"** has the meaning given in the Acts;

(p) **"Material Facts"** has the meaning given in the Acts:

(q) **"Ontario Act"** means the Securities Act (Ontario) and the rules and regulations prescribed thereunder and all policy statements, blanket orders, notices, directions, instruments and rulings issued by the OSC, all as amended from time to time;

(r) **"OSC"** means the Ontario Securities Commission;

(s) **"OTC"** means the OTC Bulletin Board;

(t) **"Personal Information Forms"** means Form 2A prescribed under the Rules;

(u) **"Policy"** has the meaning set out in Recital B of this Agreement;

(v) "**Regulatory Authorities**" means the Commissions and the Exchange;

(w) "**Reports**" means any business plans, engineering reports, geological reports, title opinions, technical reports, valuations or similar documents relating to the business of the Company and prepared prior to the Listing Date;

(x) "**Rules**" means the rules of the Exchange, as amended from time to time;

(y) "**SEC**" means the United States Securities and Exchange Commission;

(z) "**Shares**" have the meaning set out in Recital A of this Agreement;

(aa) "**Sponsor**" means Haywood Securities Inc.;

(bb) "**Sponsor Report**" means a final report filed by the Sponsor with the Exchange, in accordance with the Policy and the Rules;

(cc) "**Sponsorship Fee**" has the meaning ascribed to that term in section 3.1(a) of this Agreement; and

(dd) "**Subsidiaries**" means, collectively, Thunder Mountain Resources, Inc. and South Mountain Mines, Inc.

1.2 Unless otherwise indicated, all currency amounts in this Agreement are stated in Canadian dollars.

2. APPOINTMENT OF SPONSOR

2.1 The Company appoints the Sponsor to act as its sponsor and the Sponsor agrees to act as the sponsor of the Company in accordance with the Policy and Rules and subject to the terms of this Agreement.

2.2 The Sponsor will, subject to the Company complying with the terms of this Agreement, file with the Exchange the Sponsor Report at the time and in the form contemplated by the Policy and the Rules. Notwithstanding the foregoing, nothing in this Agreement will oblige the Sponsor to file the Sponsor Report with the Exchange, and the Company acknowledges that, in assessing whether the Company is suitable for listing on the Exchange, the Sponsor must take into account a number of subjective factors, the determination of which is in the sole and unfettered discretion of the Sponsor.

2.3 If the Sponsor determines in its judgment that particular experience or technical expertise is necessary for the Sponsor to carry out its obligations under this Agreement in accordance with the Policy and the Rules, then the Sponsor may, at the Company's expense, engage third party experts to prepare assessment or technical reports relating to the Company and the business of the Company.

2.4 Any engagement of a third party made by the Sponsor pursuant to subsection 2.3 is subject to carrying out the services in full compliance with all applicable securities laws, the responsibility for which rests solely with the Sponsor, and no such engagement will relieve the Sponsor from its obligations under this Agreement.

3. COMPENSATION

3.1 In consideration for the Sponsor providing its services under this Agreement, the Company agrees to:

(a) pay to the Sponsor a cash payment of $25,000 plus applicable taxes (the "**Sponsorship Fee**"); and

(b) issue to the Sponsor 200,000 common shares (the "**Shares**") in the capital of the Company at a deemed price of $0.20 per common share.

3.2 The Sponsor acknowledges receipt of $35,000 from the Company, which will be applied against the Sponsorship Fee and expenses of the Sponsor, and the Shares.

3.3 The amounts paid to the Sponsor under this section are in addition to and not in substitution for any other commission or remuneration payable to the Sponsor by the Company under any other agreement or arrangement and are non-refundable in the event that the Listing is not completed or this Agreement is terminated, unless the termination is the result of a breach of this Agreement by the Sponsor.

4. COMPANY OBLIGATIONS

4.1 The Company, with the assistance of its legal counsel, will draft the Disclosure Documents in form and substance satisfactory to the Sponsor and will file the Disclosure Documents with the Exchange, together with all other required documents, for the purpose of having the Disclosure Documents and the Application accepted for filing by the Exchange.

4.2 The Company will, if it has not already done so, send the following to the Sponsor and its legal counsel:

(a) the draft Disclosure Documents;

(b) Personal Information Forms in the form prescribed by the Exchange for each of the current and proposed directors, officers, promoters and insiders of the Company;

(c) a written consent in a form requested by the Sponsor signed by each of the existing and proposed directors, officers, promoters and insiders of the Company regarding any background checks on such persons to be performed by the Sponsor for which consent is required;

(d)   copies of all Reports which are available, in draft if such Reports have not been finalized;

(e)   financial statements for the three preceding years of the Company or such shorter period as such parties have been in existence;

(f)   copies of all material contracts entered into by the Company; and

(g)   all other information, documentation or records reasonably requested of the Company by the Sponsor and its legal counsel.

4.3   The Company will immediately send to the Sponsor and the Sponsor's legal counsel copies of all correspondence and filings to and correspondence from the Regulatory Authorities dated on or before the Listing Date relating to the Application.

5.   OPINIONS AND CERTIFICATES

5.1   Prior to the Sponsor signing and filing the Sponsor Report with the Exchange, the Company will deliver or will cause to be delivered the following documents to the Sponsor and its legal counsel:

(a)   a certificate of the Company in substantially the form attached to this Agreement as Schedule "A", dated as of such date requested by the Sponsor and signed by the chief executive officer and the chief financial officer of the Company, or by such other officers approved by the Sponsor, certifying certain facts relating to the Company, its affairs and the contents of the Disclosure Documents; and

(b)   an opinion of counsel for the Company, acceptable to the Sponsor and its counsel acting reasonably, dated as of such date requested by the Sponsor addressed to the Sponsor and its counsel relating to any legal matter in connection with the Company for which the Sponsor may reasonably request an opinion.

5.2   The Company will also deliver or cause to be delivered any other certificates, comfort letters or opinions in connection with any matter relating to the Application or the Disclosure Documents that are reasonably requested by the Sponsor or its legal counsel.

6.   REPRESENTATIONS AND WARRANTIES

6.1   The Company represents and warrants to the Sponsor that:

(a)   the Company and its Subsidiaries are valid and subsisting corporations duly incorporated and in good standing under the laws of the jurisdictions in which it they are incorporated and have all requisite corporate power and authority to carry on their respective businesses, as now conducted and as presently proposed to be conducted and to own their respective assets;

(b)   the Company and its Subsidiaries are duly registered and licensed to carry on business in the jurisdictions in which they carry on business or own property where so required by the laws of that jurisdiction;

(c)   the Company is the registered and beneficial owner of all of the issued and outstanding shares of the Subsidiaries, and no other person has any right to acquire any issued or unissued shares or securities convertible or exercisable into shares of any of the Subsidiaries;

(d)   the authorized capital of the Company consists of an unlimited number of common shares, of which, as of September 8, 2010, 20,783,469 common shares are currently issued and outstanding;

(e)   the Disclosure Documents are, and the Company will use its best efforts to ensure that the Disclosure Documents will be upon their completion, true and correct in all material respects;

(f)   the common stock of the Company is registered under Section 12(g) of the 1934 Act, the common shares of the Company are quoted on the OTC and the Company is not in default of any of the requirements of the OTC, the 1934 Act or any applicable administrative policies or notices of the SEC thereunder or any other securities regulatory authority having jurisdiction;

(g)   the Company is the beneficial owner of its properties, business and assets or its interests in the properties, business or assets referred to in the Disclosure Documents and its public disclosure documents filed with the Regulatory Authorities under the Acts and all agreements by which the Company holds an interest in its property, business or assets are in good standing according to their terms and the properties are in good standing under the applicable laws of the jurisdictions in which they are situated;

(h)   the Company has full corporate power and authority to enter into this Agreement and to perform its obligations set out herein, and this Agreement has been duly authorized, executed and delivered by the Company and this Agreement is a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms subject to laws relating to creditors' rights generally, the availability of equitable remedies and except as rights to indemnity and contribution may be limited by applicable law;

(i)   the Company has no subsidiaries other than the Subsidiaries;

(j)   the financial statements provided by the Company to the Sponsor have been prepared in accordance with generally accepted accounting principles in the United States and fairly and accurately reflect the financial position of the Company as at the date thereof, and no adverse material change in the financial position of the Company has taken place since the date thereof, save in the ordinary course of the Company's business;

(k)   the Company's directors and officers, as disclosed in the Disclosure Documents, have been duly elected or appointed and hold the office indicated in the Disclosure Documents;

(l)   neither the Company nor the Subsidiaries have any contingent liabilities out of the ordinary course of business which are of a nature material to it, except as disclosed in the financial statements contained in the Disclosure Documents;

(m)   the Company has complied and will comply fully with the requirements of all applicable corporate and securities laws, including, without limitation, the Acts;

(n)   the Company is not a party to any actions, suits, proceedings or inquiries pending or threatened against or affecting the Company or any of the Subsidiaries at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau or agency, domestic or foreign, which could materially affect its business or financial condition, and no such actions, suits or proceedings are contemplated or have been threatened;

(o)   no order ceasing or suspending trading in securities of the Company nor prohibiting the sale of such securities has been issued to and is outstanding against the Company or its directors, officers or promoters or to any reporting companies that have common directors, officers or promoters and no investigations or proceedings for such purposes are pending or threatened;

(p)   this Agreement, the Disclosure Documents, the filing of the Disclosure Documents with the Exchange and all financial statements of the Company contained in the Disclosure Documents have been duly authorized by all necessary corporate action on the part of the Company;

(q)   there is not presently, and will not be until the Approval Date, any Material Change or change in any Material Fact relating to the Company which has not been or will not be fully disclosed to the Sponsor;

(r)   it has informed the directors and officers of the Company about their ongoing continuing and timely disclosure responsibilities under the Rules and the Acts;

(s)   neither the Company nor the Subsidiaries are party to a material contract which is not disclosed in the Disclosure Documents and the material contracts disclosed in the Disclosure Documents constitute valid and binding obligations of the parties thereto, enforceable against each of such parties in accordance with their respective terms except as enforcement may be limited by general principles of equity, applicable bankruptcy, insolvency, preference and reorganization laws and other laws generally affecting the enforcement of creditors' rights and the availability of discretionary judicial remedies;

(t)   the completion of the Listing pursuant to the Application does not and will not conflict with or result in a breach of or constitute a default under or result in a violation of, whether after notice or lapse of time or both, any of the terms,

conditions or provisions of the constating documents, by-laws or resolutions of the Company or any indenture or other agreement or instrument to which the Company is a party or by which it is bound or any order, decree, statute, by-law, regulation, covenant or restriction applicable to the Company or any of its assets;

(u)   the Company is not presently in default in the performance of any covenant or obligation contained in any indenture or other agreement which creates, evidences or secures the indebtedness of the Company;

(v)   except as disclosed in the Disclosure Documents, there are no persons, firms or corporations having any agreement or option or any right or privilege capable of becoming an agreement for the purchase, subscription or issuance of any securities of the Company;

(w)   there are no agreements with respect to the securities of the Company with the shareholders of the Company not disclosed in the Disclosure Documents; and

(x)   the minute books of the Company and the Subsidiaries as provided or make available to the Sponsor or its counsel are true and correct in all material respects and contain all the resolutions of its respective directors and shareholders.

6.2   The Sponsor represents and warrants to the Company that:

(a)   it is a valid and subsisting corporation under the law of the jurisdiction in which it was incorporated, continued or amalgamated;

(b)   it is a member in good standing of the Exchange; and

(c)   it is qualified to serve as a sponsor pursuant to the Policy and the Rules.

7.   TERM AND TERMINATION

7.1   The term of this Agreement will be from the reference date of this Agreement until the Approval Date, unless earlier terminated or unless extended by the parties in accordance with the terms of this Agreement.

7.2   The Sponsor may terminate its obligations under this Agreement by notice in writing to the Company at any time if:

(a)   an enquiry or investigation (whether formal or informal) or other proceeding in relation to the Company, or the Company's directors, officers or promoters, is announced, commenced or threatened by an officer or official of any competent authority;

(b)   any order to cease, halt or suspend trading (including an order prohibiting communications with persons in order to obtain expressions of interest) in the securities of the Company is made, or proceedings are announced, commenced or

threatened for the making of such order by a competent regulatory authority and that order is still in effect and has not been rescinded, revoked or withdrawn;

(c) the Company is in breach of any material term, condition or covenant of this Agreement;

(d) the Sponsor determines that any of the material representations or warranties made by the Company in this Agreement is false or has become false;

(e) the Sponsor, in its sole and absolute discretion is not satisfied with the results of its due diligence review of the Company or its directors and officers; or

(f) the Sponsor is advised that the Exchange will not accept for filing documentation relating to the Disclosure Documents or documentation relating to the Application.

7.3 The Company acknowledges and agrees that, if the Sponsor terminates this Agreement, then the Sponsor may disclose to the Exchange such information concerning the Company as the Exchange may request including any information which the Company has disclosed to the Sponsor on a privileged or confidential basis.

7.4 The rights of the Sponsor to terminate this Agreement are in addition to such other remedies as it may have in respect of any default, misrepresentation, act or failure of the Company in respect of any of the matters contemplated by this Agreement.

7.5 Notwithstanding any other term hereof, this Agreement will terminate if:

(a) the Sponsor declines to file the Sponsor Report with the Exchange within 90 days of the reference date of this Agreement; or

(b) the Approval Date does not occur within 90 days of the reference date of this Agreement.

8. EXPENSES OF SPONSOR

8.1 The Company will pay all the expenses reasonably incurred by the Sponsor in connection with the services provided by the Sponsor under this Agreement including, without limitation, the fees and expenses of the Sponsor's legal counsel, the fees and expenses of any experts or third parties engaged by the Sponsor, expenses incurred in conducting background checks on the existing or proposed directors, officers and promoters of the Company, fees and expenses of any travel required in the course of the Sponsor's investigations, long distance telephone, courier, photocopying, fax and similar expenses.

8.2 The Company will pay the expenses referred to in the previous subsection even if the Listing is not completed or this Agreement is terminated, unless the termination is the result of a breach of this Agreement by the Sponsor.

8.3   The Sponsor may, from time to time, render accounts for its expenses to the Company for payment on or before the dates set out in the accounts.

8.4   The Company agrees to provide such additional retainers to the Sponsor as may reasonably be requested by the Sponsor from time to time.

9.   RIGHT OF FIRST REFUSAL

9.1   The Company will notify the Sponsor of the terms of any further brokered equity financing (or securities convertible into equity) that it requires or proposes to obtain during the 12 months following the Listing Date and the Sponsor will have the right of first refusal to act as lead selling agent in connection with any such financing.

9.2   The right of first refusal described in subsection 9.1 must be exercised by the Sponsor within 10 days following the receipt of the notice referred to in subsections 9.1 by notifying the Company that it will act as lead selling agent on the terms set out in the notice or subject to agreeing to the terms and conditions, as the case may be.

9.3   If the Sponsor fails to give notice within the 10 days that it will act as lead selling agent for such financing upon the terms set out in the notice, then the Company will be free to make other arrangements to obtain financing from another source on the same terms or on terms no less favourable to the Company.

9.4   The right of first refusal will not terminate with respect to any future offerings if, on receipt of any notice from the Company under this section, the Sponsor fails to exercise the right.

9.5   The right of first refusal granted under this section will terminate if the Listing is not completed within the period provided in this Agreement.

10.   INDEMNITY

10.1   Prior to the Sponsor executing and filing the Sponsor Report with the Exchange, the Company will deliver to the Sponsor an indemnity in the form attached as Schedule "B" executed by the Company.

10.2   The indemnity provided for in subsection 10.1 will not be limited or otherwise affected by any other indemnity obtained from any other person in respect of any matters specified in this Agreement and will continue in full force and effect until all possible liability arising out of the transactions contemplated by this Agreement has been extinguished by the operation of law.

11.   CONFIDENTIALITY

The Sponsor will establish reasonable procedures to hold in confidence all information received by it from the Company which has not been generally disclosed to the public and will not knowingly disclose such information, except as required in its opinion, acting reasonably, to discharge its obligations:

      (a)   under this Agreement; or

      (b)   under applicable law or regulatory policy.

12.   PUBLIC DISCLOSURE

The Company agrees that, subject to applicable law and regulatory policies, no public announcement or press release concerning this Agreement or any other instrument related hereto, or the relationship between the Company and the Sponsor shall be made without prior written consent of the Sponsor, such consent not to be unreasonably withheld.

13.   SEVERABILITY

If any provision of this Agreement is found to be illegal or unenforceable, it will be considered separate and severable from this Agreement and the remaining provisions of this Agreement will remain in force and be binding upon the parties as though the illegal or unenforceable provision had never been included.

14.   NOTICE

14.1   All notices required to be given under this Agreement must be made in writing and either delivered or sent by electronic transmission to the party to whom notice is to be given at the address below or at such other address designated by that party in writing:

If to the Company:

Thunder Mountain Gold Inc.
5248 W. Chinden Blvd.
Boise, Idaho
USA, 83714

Attention: Eric Jones
Fax: 208-322-5626

with a copy to:

Lang Michener LLP
1500 Royal Centre, 1055 West Georgia Street
PO Box 11117
Vancouver, British Columbia
V6E 4N7

Attention: Michael H. Taylor
Fax: 604-685-7084

and in the case of the Sponsor:

Haywood Securities Inc.
Suite 2000, 400 Burrard Street
Vancouver, British Columbia
V6C 3A6

Attention: Frank Stronach
Fax: 604-697-7174

with a copy to:

McCullough O'Connor Irwin LLP
2610 – 1066 West Hastings Street
Vancouver, British Columbia
V6E 3X1

Attention: David Gunasekera
Fax: 604-687-7099

14.2   Notice will be deemed to have been given at the time of transmission or delivery.

15.   TIME

Time is of the essence of this Agreement.

16.   SURVIVAL OF REPRESENTATIONS AND WARRANTIES

The representations, warranties, covenants and indemnities of the parties contained in this Agreement will survive the Approval Date for a period of three years and will continue in full force and effect for the benefit of the parties, regardless of any due diligence investigation carried out by or on behalf of any party with respect thereto.

17.   LANGUAGE

Wherever a singular or masculine expression is used in this Agreement, that expression is deemed to include the plural, feminine or the body corporate where required by the context.

18.   ENUREMENT AND ASSIGNMENT

This Agreement enures to the benefit of and is binding on the parties to this Agreement and their successors and permitted assigns. Notwithstanding the foregoing, this Agreement may not be assigned by either party without the prior written consent of the other party.

19.   HEADINGS

The headings in this Agreement are for convenience of reference only and do not affect the interpretation of this Agreement.

20.   GOVERNING LAW

This Agreement will be governed by and construed in accordance with the laws of the Province of British Columbia and the courts of such province will have jurisdiction over any dispute arising under this Agreement.

21.   CURRENCY

Unless otherwise indicated, all dollar amounts referred to in this Agreement are in lawful money of Canada.

22.   ENTIRE AGREEMENT

This Agreement contains the full agreement of the parties in respect of the subject matter hereof and supercedes and replaces the Engagement Letter.

23.   **COUNTERPARTS**

This Agreement may be executed in two or more counterparts, each of which will be deemed to be an original and all of which will constitute one agreement, effective as of the reference date given above.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first written above.

THUNDER MOUNTAIN GOLD INC.

ERIC T. JONES

_____ - CHIEF FINANCIAL OFFICER, SECRETARY & TREASURER
Authorized Signatory

HAYWOOD SECURITIES LTD.

_____
Authorized Signatory

23. COUNTERPARTS

This Agreement may be executed in two or more counterparts, each of which will be deemed to be an original and all of which will constitute one agreement, effective as of the reference date given above.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first written above.

THUNDER MOUNTAIN GOLD INC.

_____
Authorized Signatory

HAYWOOD SECURITIES INC.

_____
Authorized Signatory

SCHEDULE A

OFFICERS' CERTIFICATE

TO: Haywood Securities Inc.
                      Suite 2000 - 400 Burrard Street
                      Vancouver, British Columbia, V6C 3A6

AND TO: McCullough O'Connor Irwin LLP
                      2610 – 1066 West Hastings Street
                      Vancouver, British Columbia, V6E 3X1

This certificate is being delivered in connection with the proposed application to the TSX Venture Exchange (the "Exchange") for acceptance of the listing of Thunder Mountain Gold Inc. (the "Company") on the Exchange and the sponsorship agreement (the "Sponsorship Agreement") dated September ____, 2010 entered into between the Company and Haywood Securities Inc. All capitalized terms referred to herein and not otherwise defined shall have the meaning attributed to those terms in the Sponsorship Agreement.

The undersigned, E. James Collord and Eric Todd Jones, acting in our capacities as the Chief Executive Officer and the Chief Financial Officer, respectively, of the Company and not in our personal capacities, hereby certify that the representations and warranties of the Company as set forth in the Sponsorship Agreement are true and correct as of the date of this Officers' Certificate.

DATED at Vancouver, British Columbia, as of the 22 day of September, 2010.



_____
E. James Collord
Chief Executive Officer



_____
Eric Todd Jones
Chief Financial Officer

{2500-1636504 1007 DOC 1}

SCHEDULE "B"

INDEMNITY

In accordance with a sponsorship agreement (the "**Agreement**") dated for reference September 20th, 2010 between Thunder Mountain Gold Inc. (the "**Company**") and Haywood Securities Inc.. (the "**Sponsor**"), the Sponsor is required to prepare and deliver to the TSX Venture Exchange (the "**Exchange**") a sponsor report (the "**Sponsor Report**") in accordance with the policies and rules of the Exchange in connection with the sponsorship of the Company and its application for listing on the Exchange (the "**Application**"). As consideration for the Sponsor preparing and delivering the Sponsor Report to the Exchange, the Company agrees as follows:

1. The Company agrees to indemnify and hold harmless the Sponsor and its affiliates, their respective directors, officers, employees, partners, agents and each other person, if any, controlling the Sponsor or any of its affiliates (collectively including the Sponsor, the "**Indemnified Parties**" and individually, an "**Indemnified Party**"), to the full extent lawful, from and against any and all expenses, losses, claims, actions, damages and liabilities, joint or several, (including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of their counsel that may be incurred in advising and defending any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party but not including any amount for lost profits) to which any Indemnified Party may become subject or otherwise involved in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, actions, damages or liabilities relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, the performance of professional services rendered by the Sponsor under the Agreement in preparing the Sponsor Report, or otherwise in connection with the Application.

2. Notwithstanding the foregoing, this indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that such expenses, losses, claims, actions, damages or liabilities to which the Indemnified Party may be subject were directly caused by the breach of the Sponsorship Agreement by the Sponsor or the negligence, bad faith or wilful misconduct of the Indemnified Party.

3. If for any reason (other than determinations as to any of the events referred to in paragraph 2 of this indemnity) the foregoing indemnification is unavailable to any Indemnified Party or is insufficient to hold any Indemnified Party harmless, the Company will contribute to the amount paid or payable by the Indemnified Party as a result of such expense, loss, claim, action, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand and the Sponsor or any other Indemnified Party on the other hand, but also the relative fault of the Company, the Sponsor or any other Indemnified Party as well as any relevant equitable considerations; provided that the Company will in any event contribute to the amount or amounts paid or payable by the Sponsor or any other Indemnified Party as a

result of any such expense, loss, claim, action, damage or liability (except for any such expense, loss, claim, action, damage or liability which is determined by a court of competent jurisdiction to have been caused directly by the breach of the Sponsorship Agreement by the Sponsor or the negligence, bad faith or wilful misconduct of the Indemnified Party), the portion of such amount or of the aggregate of such amount that is in excess of the amount of the fees received by the Sponsor under the Agreement.

4. The Company agrees that if: (a) any legal proceeding is brought against the Company or the Sponsor or any other Indemnified Party by any person or entity, including without limitation any governmental commission or regulatory authority, or (b) any stock exchange or other entity having regulatory authority, either domestic or foreign, investigates the Company or the Sponsor or any other Indemnified Party, and the Sponsor or such other Indemnified Party is required to testify in connection therewith or is required to respond to procedures designed to discover information regarding, in connection with, or by reason of the Agreement, the engagement of the Sponsor thereunder or the performance of professional services rendered by the Sponsor thereunder, the Sponsor or such other Indemnified Party will have the right to employ its own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Sponsor for time spent by its, or any of its affiliates, directors, officers, employees, partners or agents (collectively, "**Personnel**") in connection therewith) and out-of-pocket expenses incurred by its Personnel in connection therewith will be paid by the Company as they occur.

5. Promptly after receiving notice of an action, suit, proceeding or claim against the Sponsor or any other Indemnified Party or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Company, the Sponsor will notify the Company in writing of the particulars thereof, will provide copies of all relevant documentation to it and, unless the Company assumes the defence thereof, will keep the Company advised of the progress thereof and will discuss all significant actions proposed. The omission to so notify the Company will not relieve it of any liability which it may have to the Sponsor or any other Indemnified Party except only to the extent that any such delay in or failure to give notice prejudices the defence of such action, suit, proceeding, claim or investigation or results in any material increase in the liability which the Company would otherwise have under this indemnity had the Sponsor or the Indemnified Party not so delayed in or failed to give the notice required.

6. The Company will be entitled, at its own expense, to participate in and, to the extent it may wish to do so, assume the defence thereof, provided such defence is conducted by experienced and competent counsel. Upon the Company notifying the Sponsor in writing of its election to assume the defence and retaining counsel, the Company will not be liable to the Sponsor or any other Indemnified Party for any legal expenses subsequently incurred by them in connection with such defence. If such defence is assumed by the Company, it, throughout the course thereof, will provide copies of all relevant documentation to the Sponsor, will keep the Sponsor advised of the progress thereof and will discuss with the Sponsor all significant actions proposed.

7. Notwithstanding the foregoing paragraph, any Indemnified Party will have the right, at the expense of the Company, to employ counsel of such Indemnified Party's choice in respect of the defence of any action, suit, proceeding, claim or investigation if: (i) the employment of such counsel has been authorized by the Company; or (ii) the Company has not assumed the defence and employed counsel within a reasonable time after receiving notice of such action, suit, proceeding, claim or investigation; or (iii) counsel retained by the Company or the Indemnified Party has advised the Indemnified Party that representation of the parties by the same counsel would be inappropriate because there may be legal defences available to the Indemnified Party which are different from or in addition to those available to the Company (in which event and to that extent, the Company will not have the right to assume or direct the defence on the Indemnified Party's behalf) or that there is a conflict of interest between the Company and the Indemnified Party (in which event the Company will not have the right to assume or direct the defence on the Indemnified Party's behalf).

8. No admission of liability and no settlement of any action, suit, proceeding, claim or investigation shall be made without the consent of the Indemnified Parties affected, such consent not to be unreasonably withheld. No admission of liability shall be made and the Company will not be liable for any settlement of any action, suit, proceeding, claim or investigation made without its consent, such consent not to be unreasonably withheld.

9. The Company hereby acknowledges that the Sponsor acts as trustee for other Indemnified Parties of the covenants of the Company under this indemnity with respect to such persons and the Sponsor agrees to accept such trust and to hold and enforce such covenants on behalf of such persons.

10. The Company agrees to waive any right it may have of first requiring any Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming under this indemnity. The indemnity and contribution obligations of the Company hereunder will be in addition to, but not in duplication of, any liability which the Company may otherwise have, shall extend upon the same terms and conditions to the Indemnified Parties and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Company, the Sponsor and any other Indemnified Party. The foregoing provisions shall survive the completion of professional services rendered under the Agreement or any termination of the authorization given by the Agreement, and shall continue for a period of three years after the date of the last of such events to occur.

DATED the _20th_ day of _September_, 2010.

THUNDER MOUNTAIN GOLD INC.



Authorized Signatory

Exhibit 4.1

ZQ|00016307|THMG|C01|CUS|C0000050148|*COYI|00621000|0631

COMMON STOCK

PAR VALUE $0.001

COMMON STOCK

THIS CERTIFICATE IS TRANSFERABLE IN CANTON, MA, NEW YORK, NY AND TORONTO, ON

Certificate Number

ZQ00016307

Shares

10000************

10000**********

****10000************

*****10000***********

******10000**********

THUNDER MOUNTAIN GOLD, INC.

INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA

THIS CERTIFIES THAT

John Doe

CUSIP 886043 10 8

ISIN US 8860431084

SEE REVERSE FOR CERTAIN DEFINITIONS

is the owner of

TEN THOUSAND

TRANSFER OF THIS CERTIFICATE IS RESTRICTED SEE LEGEND ON REVERSE SIDE.

FULLY-PAID AND NON-ASSESSABLE SHARES OF THE COMMON STOCK OF

Thunder Mountain Gold, Inc. (hereinafter called the "Company"), transferable on the books of the Company in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed. This Certificate and the shares represented hereby, are issued and shall be held subject to all of the provisions of the Articles of Incorporation, as amended, and the By-Laws, as amended, of the Company (copies of which are on file with the Company and with the Transfer Agent), to all of which each holder, by acceptance hereof, assents. This Certificate is not valid unless countersigned and registered by the Transfer Agent and Registrar.

Witness the facsimile seal of the Company and the facsimile signatures of its duly authorized officers.

DATED 27-DEC-2010

President



THUNDER MOUNTAIN GOLD, INC. SEAL 2000 NEVADA

Chief Financial Officer

COUNTERSIGNED AND REGISTERED:
COMPUTERSHARE INVESTOR SERVICES INC.
(TORONTO)
CO-TRANSFER AGENT AND REGISTRAR,

By ______________________
AUTHORIZED SIGNATURE

COUNTERSIGNED AND REGISTERED:
COMPUTERSHARE TRUST COMPANY, N.A.
TRANSFER AGENT AND REGISTRAR,

By ______________________
AUTHORIZED SIGNATURE

SECURITY INSTRUCTIONS ON REVERSE

347037

THUNDER MOUNTAIN GOLD, INC.
TRANSFER FEE $25.00

THE COMPANY WILL FURNISH WITHOUT CHARGE TO EACH SHAREHOLDER WHO SO REQUESTS, A SUMMARY OF THE POWERS, DESIGNATIONS, PREFERENCES AND RELATIVE, PARTICIPATING, OPTIONAL OR OTHER SPECIAL RIGHTS OF EACH CLASS OF STOCK OF THE COMPANY AND THE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS OF SUCH PREFERENCES AND RIGHTS, AND THE VARIATIONS IN RIGHTS, PREFERENCES AND LIMITATIONS DETERMINED FOR EACH SERIES, WHICH ARE FIXED BY THE ARTICLES OF INCORPORATION OF THE COMPANY, AS AMENDED, AND THE RESOLUTIONS OF THE BOARD OF DIRECTORS OF THE COMPANY, AND THE AUTHORITY OF THE BOARD OF DIRECTORS TO DETERMINE VARIATIONS FOR FUTURE SERIES. SUCH REQUEST MAY BE MADE TO THE OFFICE OF THE SECRETARY OF THE COMPANY OR TO THE TRANSFER AGENT. THE BOARD OF DIRECTORS MAY REQUIRE THE OWNER OF A LOST OR DESTROYED STOCK CERTIFICATE, OR HIS LEGAL REPRESENTATIVES, TO GIVE THE COMPANY A BOND TO INDEMNIFY IT AND ITS TRANSFER AGENTS AND REGISTRARS AGAINST ANY CLAIM THAT MAY BE MADE AGAINST THEM ON ACCOUNT OF THE ALLEGED LOSS OR DESTRUCTION OF ANY SUCH CERTIFICATE.

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM - as tenants in common

TEN ENT - as tenants by the entireties

JT TEN - as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT - .... Custodian ....
(Cust) (Minor)
under Uniform Gifts to Minors Act ....
(State)

UNIF TRF MIN ACT - .... Custodian (until age ....)
(Cust)
.... under Uniform Transfers to Minors Act ....
(Minor) (State)

Additional abbreviations may also be used though not in the above list.

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

For value received, ________ ______________ hereby sell, assign and transfer unto

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS INCLUDING POSTAL ZIP CODE OF ASSIGNEE)

____

____

____ Shares

of the common stock represented by the within Certificate, and do hereby irrevocably constitute and appoint

____ Attorney

to transfer the said stock on the books of the within-named Company with full power of substitution in the premises.

Dated: ______________________ 20________

Signature: ______________________________

Signature: ______________________________

Notice: The signature to this assignment must correspond with the name as written upon the face of the certificate, in every particular, without alteration or enlargement, or any change whatever.

Signature(s) Guaranteed: Medallion Guarantee Stamp

THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (Banks, Stockbrokers, Savings and Loan Associations and Credit Unions) WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM, PURSUANT TO S.E.C. RULE 17Ad-15

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 ("THE ACT") AND ARE "RESTRICTED SECURITIES" AS THAT TERM IS DEFINED IN RULE 144 UNDER THE ACT. THE SHARES MAY NOT BE OFFERED FOR SALE, SOLD OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT, OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE ACT, THE AVAILABILITY OF WHICH IS TO BE ESTABLISHED TO THE SATISFACTION OF THE COMPANY.

SECURITY INSTRUCTIONS

Exhibit 4.2

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR UNDER ANY STATE SECURITIES LAWS. THESE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT AND SUCH LAWS COVERING SUCH SECURITIES, OR THE COMPANY RECEIVES AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY STATING THAT SUCH OFFER, SALE, PLEDGE OR OTHER TRANSFER IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF THE U.S. SECURITIES ACT AND SUCH LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THIS WARRANT MAY NOT BE EXERCISED UNLESS THE WARRANT AND THE UNDERLYING SECURITIES HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY IN CANADA BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE LATER OF (i) JANUARY **, 2011 [insert that date which is four months and a day from the Closing Date], AND (ii) THE DATE THE ISSUER BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY OF CANADA.

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL [insert that date which is four months and a day from the Closing Date.]


WARRANTS TO PURCHASE SHARES OF COMMON STOCK OF

THUNDER MOUNTAIN GOLD, INC.
a Nevada corporation


CERTIFICATE NO.: **


September **, 2010 (the "**Issue Date**")


THIS IS TO CERTIFY THAT, for value received «Name», «Warrant» (hereinafter called the "**holder**") is entitled to subscribe for and purchase «Number» fully paid and non-assessable shares of common stock ("**Common Shares**") in the capital of **THUNDER MOUNTAIN GOLD, INC.** (hereinafter called the "**Company**") (i) at any time on or before 4:00 p.m. (Vancouver Time) on September **, 2011 at a price of CDN$0.20 per Common Share, (ii) at any time thereafter on or before 4:00 p.m. (Vancouver Time) on September **, 2012 at a price of CDN$0.25 per Common Share, and (iii) at any time thereafter on or before 4:00 p.m. (Vancouver Time) on September **, 2013 at a price of CDN$0.30 per Common Share in each case subject to adjustment and to the provisions and terms and conditions herein set forth. The Warrants will be void and of no value after 4:00 p.m. (Vancouver Time) on September **, 2013 (the "**Expiry Time**"). **In the event that the trading price of the Common Shares on the TSX VENTURE EXCHANGE or the OTC Bulletin Board (or such other stock exchange on which the Company's Common Shares are principally traded) closes above CDN$0.50 per Common Share for 20 consecutive trading days in the period commencing March **, 2011, the Company may accelerate the Expiry Time of the**

Warrants to 4:00 p.m. (Vancouver Time) on the date which is 30 days after notice is given to the holder via a press release of the accelerated Expiry Time.

The rights to acquire Common Shares granted by this certificate (the "**Warrant Certificate**") may be exercised by the holder, subject to the terms and conditions hereof, in whole or in part (but not as to a fractional Common Share), by surrender of this Warrant Certificate and the duly completed and executed Exercise Form attached hereto as Appendix "A" to the offices of the Company located at 5248 West Chinden Street, Boise, Idaho, accompanied by a certified cheque, bank draft or money order payable in Canadian dollars or an equivalent amount in United States dollars determined based on the noon exchange rate published by the Bank of Canada on the date of exercise of the Warrants to or to the order of the Company in payment of an amount equal to the purchase price of the number of Common Shares for which Warrants are then exercised.

See attached Appendix "B" for instructions on how to exercise Warrants represented by this Warrant Certificate.

Surrender of this Warrant Certificate and the duly completed Exercise Form with payment of the purchase price as provided above will be deemed to have been effected only on personal delivery thereof to, or if sent by mail or other means of transmission on actual receipt thereof by, the Company at the offices of the Company at the address shown on the Exercise Form or such other address as may be specified by the Company, in a written notice to the holder, from time to time.

In the event of any exercise of the rights represented by this Warrant Certificate, certificates representing the Common Shares so subscribed for shall be delivered to the holder at the address specified in the Exercise Form within a reasonable time, not exceeding five business days after the rights represented by this Warrant Certificate have been so exercised. If fewer Common Shares are purchased than the number that can be purchased pursuant to this Warrant Certificate, unless the Warrants have expired, a new warrant certificate granting the right to acquire that number of Common Shares, if any, with respect to which the Warrants have not then been exercised shall also be issued to the holder within such time. The Company shall not be required to issue fractional Common Shares upon the exercise of all or any part of the Warrants and the holder will not be entitled to a cash payment in lieu of any such fractional interest.

All Common Shares issued before the date that is four months and one day from the date the Company becomes a reporting issuer in any Province or Territory of Canada upon the exercise of the rights represented by this Warrant Certificate will be subject to a hold period and may not be traded in Canada until the date that is four months and one day from the date the Company becomes a reporting issuer in any Province or Territory of Canada, except as permitted by applicable securities laws and regulations and the certificates representing such Common Shares shall bear the following legends:

> "**UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE LATER OF (i) JANUARY **, 2011 [insert that date which is four months and a day from the Closing Date], AND (ii) THE DATE THE ISSUER BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY.**"

> "**WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL [insert that date which is four months and a day from the Closing Date.]**"

All certificates representing Common Shares issued to persons who exercise the Warrants will bear the following legend:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR UNDER ANY STATE SECURITIES LAWS. THESE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT AND SUCH LAWS COVERING SUCH SECURITIES, OR THE COMPANY RECEIVES AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY STATING THAT SUCH OFFER, SALE, PLEDGE OR OTHER TRANSFER IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF THE U.S. SECURITIES ACT AND SUCH LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA."

The Warrants represented by this Warrant Certificate may only be exercised by or for the account or benefit of a holder who, at the time of exercise, either:

a. represents to the Company, pursuant to subparagraph 1 of the attached Exercise Form, that (i) at the time of exercise of the Warrants the holder is not within the United States, (ii) the holder is not exercising the Warrants for the account or benefit of a U.S. Person or person in the United States, and (iii) the delivery of the underlying Common Shares will not be to an address in the United States;

b. represents to the Company, pursuant to subparagraph 2 of the attached Exercise Form, that (i) the holder is a U.S. Purchaser (as such term is defined in the subscription agreement pursuant to which the holder purchased the Warrants from the Company (the "Subscription Agreement"), (ii) the holder was the original subscriber for the Warrants from the Company, and (iii) the representations, warranties and covenants set forth in the Subscription Agreement are true and correct on the date of exercise, including specifically the representations and warranties in the Certification of U.S. Purchaser attached to the Subscription Agreement; or

c. provides, pursuant to subparagraph 3 of the attached Exercise Form, a written opinion of counsel satisfactory to the Company that the Warrants and the Common Shares to be delivered upon exercise of the Warrants have been registered under the United States *Securities Act of 1933*, as amended (the "U.S. Securities Act") and the securities laws of all applicable states of the United States or are exempt from such registration requirements.

THE FOLLOWING ARE THE TERMS AND CONDITIONS REFERRED TO IN THIS WARRANT CERTIFICATE:

1. **Definitions.**

In this Warrant Certificate:

(a) **"Common Shares"** means the Company's presently authorized common voting shares with a par value US$0.001 per share; and

(b) **"Participating Share"** means a share that carries the right to participate in earnings or in capital on a liquidation or winding-up to an unlimited degree, or which ranks, in terms of priority, equally with the Common Shares with respect to participation in earnings or in capital on a liquidation or winding-up.

2. **Adjustment of Purchase Price.**

The original purchase price in effect and the number and type of securities purchasable under the Warrants at any date shall be subject to adjustment from time to time as follows:

(a)   If and whenever at any time prior to the Expiry Time, the Company shall (i) subdivide or redivide the outstanding Common Shares into a greater number of shares, (ii) reduce, combine or consolidate the outstanding Common Shares into a smaller number of shares, or (iii) issue Common Shares or other Participating Shares to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend, the exercise price in effect on the effective date of any such event shall be adjusted immediately after such event or on the record date for such issue of Common Shares or other Participating Shares by way of stock dividend, as the case may be, so that it shall equal the amount determined by multiplying the purchase price in effect immediately prior to such event by a fraction, of which the numerator shall be the total number of Common Shares and other Participating Shares outstanding immediately prior to such event and of which the denominator shall be the total number of Common Shares and other Participating Shares outstanding immediately after such event; and the number of Common Shares which the holder is entitled to purchase upon exercise of each Warrant shall be adjusted at the same time by multiplying the number by the inverse of the aforesaid fraction; such adjustments shall be made successively whenever any event referred to in this subsection (a) shall occur; any such issue of Common Shares or other Participating Shares by way of a stock dividend shall be deemed to have been made on the record date for the stock dividend for the purpose of calculating the number of outstanding Common Shares or other Participating Shares immediately after such event under this subsection (a) and subsection (c) of this Section.

(b)   If and whenever at any time prior to the Expiry Time, there is a reclassification of the Common Shares at any time outstanding or a change of the Common Shares into other shares or a capital reorganization of the Company not covered in subsection (a) of this section or a consolidation, amalgamation or merger of the Company with or into any other corporation or a sale of the property and assets of the Company as or substantially as an entirety to any other person, a holder holding Warrants represented by this Warrant Certificate which have not been exercised prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, merger or sale shall thereafter, upon the exercise of such Warrants, be entitled to receive and shall accept in lieu of the number of Common Shares, as then constituted, to which the holder was previously entitled upon exercise of the Warrants, but for the same aggregate consideration payable therefore, the number of shares or other securities or property of the Company or of the corporation resulting from such reclassification, consolidation, amalgamation or merger or of the person to which such sale may be made, as the case may be, that such holder would have been entitled to receive on such reclassification, capital reorganization, consolidation, amalgamation, merger or sale of, on the effective date thereof, as if the holder had been the registered holder of the number of Common Shares to which the holder was previously entitled upon due exercise of the Warrants; and in any case, if necessary, appropriate adjustment shall be made in the application of the provisions set forth in this Warrant Certificate with respect to the rights and interests thereafter of the holders of the Warrants to the end that the provisions set forth in this Warrant Certificate shall thereafter correspondingly be made applicable, as nearly as may reasonably be, in relation to any shares or securities or property to which the holder may be entitled upon the exercise of such Warrants thereafter.

(c)   The adjustments required under the terms of this Warrant Certificate upon the occurrence of any of the events referred to herein shall become effective immediately after a record date for such event, and the Company may defer, until the occurrence of such event, issuing to the holder of any Warrants exercised after such record date and before the occurrence of such event the kind and amount of shares, other securities or property to which it would be entitled upon such exercise by reason of the adjustment required by such event; provided, however, that the Company shall deliver to such holder an appropriate instrument evidencing such holder's right to receive the kind and amount of shares, other securities or property to which it would be entitled upon the occurrence of the event requiring such adjustment and the right to receive any distributions made or declared in favour of holders of record of Common Shares as constituted from time to time on and after such date as the holder would, but for the provisions of this subsection (c), have received, or become entitled to receive, on such exercise.

(d)   The adjustments provided for in this Warrant Certificate are cumulative and shall apply to successive subdivisions, redivisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this Warrant Certificate provided that, notwithstanding any other provision of this Section, no adjustment of the purchase price or number of Common Shares, as then constituted, purchasable shall be required unless such adjustment would require an increase or decrease, of at least 1% in the purchase price or the number of Common Shares, as then constituted, purchasable then in effect; provided however, that any adjustments which by reason of this subsection (d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

(g)   In the event of any question arising with respect to the adjustments provided in this Warrant Certificate, such question shall, absent manifest error, be conclusively determined by a firm of chartered accountants appointed by the Company (who may be the auditors of the Company) and acceptable to the holder, acting reasonably, with the assistance of legal counsel, who may be legal counsel to the Company; such accountants shall have access to all necessary records of the Company and such determination shall be binding upon the Company and the holder.

(h)   At least 21 days prior to the effective date or record date, as the case may be, of any event which requires an adjustment in the subscription rights pursuant to this Warrant Certificate, including the exercise price and the number and classes of shares or other securities or property which are to be received upon the exercise thereof, the Company shall give notice to the holder of the particulars of such event and the required adjustment.

4.   **Restriction on Exercise.**

Notwithstanding any other provision hereof, no holder shall exercise these Warrants, if as a result of such conversion the holder would then become a "ten percent beneficial owner" (as defined in Rule 16a-2 under the Securities Exchange Act of 1934, as amended) of Common Shares. For greater certainty, the Warrants shall not be exercisable by the holder or redeemed by the Company, if, after giving effect to such exercise, the holder of such securities, together with its affiliates, would in aggregate beneficially own, or exercise control or direction over that number of voting securities of the Company which is 9.99% or greater of the total issued and outstanding voting securities of the Company, immediately after giving effect to such exercise; provided, however, that upon a holder of these Warrants providing the Company with a Waiver Notice that such holder would like to waive the provisions of this paragraph 4 with regard to any or all shares of Common Shares issuable upon exercise of these Warrants, this paragraph 4 shall be of no force or effect with regard to those shares of Common Shares referenced in the Waiver Notice; provided, further, that this provision shall be of no further force or effect during the sixty-one (61) days immediately preceding the expiration of the term of these Warrants.

5.   **No Rights of Shareholders.**

The Warrants shall not entitle the holder to any rights as a shareholder of the Company, including without limitation, voting rights.

6.   **Transferability.**

(a)   The Warrants and the rights hereunder shall only be transferable by the registered holder hereof upon the due completion, execution and delivery of a Transfer Form (in the form attached hereto as Appendix C) and any other documentation reasonably required by the Company to establish that the transfer can be completed pursuant to an available exemption from the registration requirements of the U.S. Securities Act.

(b)   Each taker and holder of this Warrant Certificate by taking or holding the same, consents and agrees that the registered holder hereof may be treated by the Company and all other persons dealing with this Warrant Certificate as the absolute owner hereof for any purpose and as the person entitled to exercise the rights represented hereby.

(c)   The holder agrees that it will not transfer, hypothecate, sell, assign, pledge or encumber any Warrants or Warrant Shares unless such securities are registered under the U.S. Securities Act and registered or qualified under any applicable state securities laws or such transfer is effected pursuant to an available exemption from registration.

(d)   The holder of this Warrant has been granted certain registration rights by the Company. The registration rights are set forth in that certain Subscription Agreement between the Company and the holder under which this Warrant was issued.

7.   **Covenants of the Company.**

(a)   The Company hereby agrees that at all times there shall be reserved for issuance and delivery upon exercise of this Warrant such number of its authorized but unissued Common Shares or other securities of the Company from time to time issuable upon exercise of this Warrant as will be sufficient to permit the exercise in full of this Warrant. All such shares shall be duly authorized and, when issued upon such exercise and payment of the purchase price, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights.

(b)   The Company shall not by any action, including, without limitation, amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of holder against impairment. Without limiting the generality of the foregoing, the Company will (i) not increase the par value of any Common Shares receivable upon the exercise of this Warrant above the amount payable therefor upon such exercise immediately prior to such increase in par value, (ii) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Common Shares upon the exercise of this Warrant, and (iii) use its best efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the Company to perform its obligations under this Warrant.

(c)   Before taking any action which would cause an adjustment reducing the current Exercise Price below the then par value, if any, of the Common Shares issuable upon exercise of the Warrants, the Company shall take any corporate action which may be necessary in order that the Company may validly and legally issue fully paid and non-assessable shares of such Common Stock at such adjusted Exercise Price.

(d)   Before taking any action which would result in an adjustment in the number of Common Shares for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

(e)   The Company covenants that during the period the Warrant is outstanding, it will use its best efforts to comply with any and all reporting obligations under the Securities Exchange Act of 1934, as amended.

(f)   The Company will take all such reasonable action as may be necessary to assure that such Warrant Stock may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the principal market upon which the Common Stock may be listed or traded.

(g)   The Company will not close its shareholder books or records in any manner which prevents the timely exercise of this Warrant.

8.   **New Certificate.**

This Warrant Certificate is exchangeable, upon the surrender hereof by the holder to the Company, for a new Warrant Certificate of like tenor representing in the aggregate the right to subscribe for and purchase the number of Common Shares which may be subscribed for and purchased hereunder, each of such new Warrant Certificates to represent the right to subscribe for and purchase such number of Common Shares as shall be designated by the holder at the time of such surrender.

9.   **Loss, Mutilation, Destruction or Theft of Warrants.**

In case this Warrant Certificate shall become mutilated or be lost, destroyed or stolen, the Company, subject to applicable law, shall issue and deliver a new Warrant Certificate representing the Warrants of like date and tenor as the one mutilated, lost, destroyed or stolen upon surrender of and in place of and upon cancellation of the mutilated Warrant Certificate or in lieu of and in substitution for the lost, destroyed or stolen Warrant Certificate. The applicant for the issue of a new Warrant Certificate representing the Warrants pursuant to this Section shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Company such evidence of ownership and of the loss, destruction or theft of the Warrant Certificate so lost, destroyed or stolen as shall be satisfactory to the Company, acting reasonably, and the applicant may also be required to furnish an indemnity in amount and form satisfactory to the Company, acting reasonably, and shall pay the reasonable charges of the Company in connection therewith.

10.   **Governing Law.**

THE WARRANTS EVIDENCED HEREBY SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEVADA.

11.   **Time.**

Time shall be of the essence hereof.

12.   **Notice.**

Other than with respect to any notice of an acceleration of the Expiry Time of the Warrants to be provided by the Company to the holder hereof via press release, any other notice, demand or delivery authorized by this Warrant Certificate shall be in writing and shall be given to the holder or the Company, as the case may be, at its address (or telecopier number) set forth below, or such other address (or telecopier number) as shall have been furnished to the party giving or making such notice, demand or delivery:

If to the Company: **THUNDER MOUNTAIN GOLD, INC.**
                                   5248 West Chinden Street
                                   Boise, Idaho 83714
                                   Attn: Eric Jones
                                   Fax: 208-322-5626

If to the holder: at the address set forth on the cover page of this Warrant.

Each such notice, demand or delivery shall be effective (i) if given by telecopy, when such telecopy is transmitted to the telecopy number specified herein and the intended recipient confirms the receipt of such telecopy or (ii) if given by any other means, when received at the address specified herein.

13.   **Amendments; Waivers.**

Any provision of this Warrant Certificate may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the holder and the Company, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by either party in exercising any right, power

or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

IN WITNESS WHEREOF the Company has caused this Warrant Certificate to be executed by a duly authorized officer as of the ____ day of _____, 2010.

THUNDER MOUNTAIN GOLD, INC.

Per: _____
Authorized Signatory

**APPENDIX "A"**
EXERCISE FORM

TO: **THUNDER MOUNTAIN GOLD, INC., of 5248 W. Chinden Blvd, Boise, Idaho, USA, 83714**

The undersigned hereby exercises the right to purchase and hereby subscribes for _____ Common Shares in the capital of **THUNDER MOUNTAIN GOLD, INC.,** a Nevada corporation (the "Company") (or such number of other securities or property to which this Warrant entitles the undersigned in lieu thereof or in addition thereto under the provisions of the attached Warrant Certificate).

In connection with this exercise, the undersigned hereby *(check one)*:

_____1. represents to the Company that (i) at the time of exercise of this Warrant the undersigned is not within the United States, (ii) the undersigned is not exercising this Warrants for the account or benefit of a U.S. Person or person in the United States, and (iii) the delivery of the underlying Common Shares will not be to an address in the United States;

_____2. represents to the Company that (i) the undersigned is a U.S. Purchaser (as such term is defined in the subscription agreement pursuant to which the undersigned purchased this Warrant from the Company (the "Subscription Agreement"), (ii) the undersigned was the original subscriber for the Warrants from the Company, (iii) the undersigned delivered to the Company an executed Certificate of U.S. Accredited Investor in the form attached as Schedule C to the Subscription Agreement, and (iv) the representations, warranties and covenants set forth in the Subscription Agreement are true and correct on the date of exercise of this Warrant, including specifically the representations and warranties in Schedule C to the Subscription Agreement; or

_____3. confirms that the undersigned is tendering with this exercise form a written opinion of counsel satisfactory to the Company to the effect that the Warrants and the Common Shares to be delivered upon exercise of the Warrants have been registered under the United States *Securities Act of 1933, as amended* (the "U.S. Securities Act") and the securities laws of all applicable states of the United States or are exempt from such registration requirements.

"United States" and "U.S. person" are as defined by Regulation S under the U.S. Securities Act.

The Subscriber acknowledges that the following legends are to be placed on share certificates for Common Shares issued on or before the date that is four months and one day from the date the Company becomes a reporting issuer in any Province or Territory of Canada:

> **"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE LATER OF (i) [insert that date which is four months and a day from the Closing Date], AND (ii) THE DATE THE ISSUER BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY."**

> **"WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL [insert that date which is four months and a day from the Closing Date.]"**

The undersigned holder understands that the certificates representing the Common Shares issued upon exercise of this Warrant will bear the following restrictive legend:

If any Warrants represented by this Warrant Certificate are not being exercised, a new Warrant certificate will be issued and delivered with the Common Share certificates.

Please issue a certificate for the Common Shares being purchased as follows:

Date: _____

_____
(Signature of Owner)

_____
(Street Address)

_____
(City)   (State)   (Zip Code)

Securities and/or check to be issued to: _____

Please insert social security or identifying number: _____

Name: _____

Street Address: _____

City, State and Zip Code: _____

Any unexercised portion of the Warrant evidenced by the within Warrant Certificate to be issued to:
_____

Please insert social security or identifying number: _____

Name: _____

Street Address: _____

City, State and Zip Code: _____

INSTRUCTIONS TO WARRANTHOLDERS

TO EXERCISE:

To exercise Warrants, the Warrantholder must complete, sign and deliver the Exercise Form, attached as Appendix "A" and deliver the Warrant Certificate(s) to **Thunder Mountain Gold, Inc.** (the "Company") and payment for the purchase price at the address set forth below indicating the number of Common Shares to be acquired.

GENERAL:

For the protection of the holder, it would be prudent to use registered mail if forwarding documents by mail.

If the Exercise Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the Warrant Certificate must also be accompanied by evidence of authority to sign satisfactory to the Company. In such case, the signature of such registered holder on the Exercise Form must be witnessed.

The address of the Company is:

> **THUNDER MOUNTAIN GOLD, INC.**
> 5248 West Chinden Street
> Boise, Idaho 83714
> Attn: Mr. Eric Jones
> Fax: 208-322-5626

TRANSFER FORM

FOR value received I/we (the "Transferor") hereby sell, assign, and transfer unto:

_____

(Name of Transferee)

_____

(Address of Transferee)

_____

Warrants of

(Quantity & Class)

THUNDER MOUNTAIN GOLD, INC. (the "Company")

represented by: _____

(List Certificate Numbers)

and the undersigned hereby irrevocably constitutes and appoints:

_____

(Leave Blank)

the attorney to transfer the said Warrants on the books of the Company with full power of substitution in the premises.

DATED this _____ day of _____, 20_____.

Signature Guaranteed By:

_____

(Signature of Warrantholder)

_____

(Name of Warrantholder, Please Print)

(Capacity of Authorized Representative)

Instructions:

1.   The signature on this assignment must correspond with the name as written upon the face of the certificate, in every particular, without alteration or enlargement, or change whatever.

2.   The signature must be guaranteed by a Canadian schedule 1 chartered bank, major Trust Company or by a member firm of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, MSP). The stamp must bear the words "Signature Medallion Guaranteed".

3.   In the United States of America, signature guarantees must be done by members of a Medallion Signature Guarantee Program only. Signature guarantees are not accepted from Treasury Branches, Credit Unions or Caisses Populaires unless they are members of an acceptable Medallion Program.

TRANSFEREE ACKNOWLEDGMENT

The Transferee acknowledges and agrees that the Warrants may not be sold, transferred, pledged or hypothecated in the absence of (a) an effective registration statement under the 1933 Act relating thereto or (b) an exemption from the registration requirements of the 1933 Act. Each Warrant Certificate shall contain a legend on the face thereof, in the appropriate form reasonably required by legal counsel for the Company, setting forth the restrictions on transfer referred to herein, unless in the opinion of counsel for the holder thereof (which counsel shall be reasonably satisfactory to the Company), the securities represented thereby are not, at such time, required by law to bear such legend. The holder acknowledges and agrees that the Warrants represented by this Warrant Certificate constitute "restricted securities" under the 1933 Act.

Any certificate issued at any time in exchange or substitution for any certificate bearing a restrictive legend shall also bear such legend unless in the opinion of counsel for the holder thereof (which counsel shall be reasonably satisfactory to the Company), the securities represented thereby are not, at such time, required by law to bear such legend.

In connection with this transfer (check one), the undersigned transferee (the "**Transferee**") certifies that (check either A or B):

[   ]   (A)   The Transferee hereby certifies that (i) it was not offered the Warrants while in the United States and did not execute this certificate while within the United States; and (ii) it is not a U.S. Person or a person within the United States and it is not acquiring any of the Warrants on behalf of a U.S. Person or any person within the United States. The Transferee agrees not to engage in hedging transactions with regard to the Warrants prior to the expiration of the one-year distribution compliance period set forth in Rule 903(b)(3) of Regulation S, and acknowledges that the Company shall refuse to register any transfer of the Warrants not made in accordance with the provisions of Regulation S, pursuant to registration under the 1933 Act, or pursuant to an available exemption from registration under the 1933 Act.

[   ]   (B)   The Transferor or Transferee is delivering a written opinion of U.S. Counsel acceptable to the Company to the effect that this transfer of Warrants has been registered under the 1933 Act or is exempt from registration thereunder.

_____

(Signature of Transferee)

_____   _____

Date   Print full name

The Warrants and the Common Shares issuable upon exercise of the Warrants shall only be transferable in accordance with applicable laws. The Warrants may only be exercised in the manner required by the Warrant Certificate and the Exercise Form attached thereto. Any securities acquired pursuant to this exercise of Warrants shall be subject to applicable hold periods and any certificate representing such securities may bear restrictive legends, including the legends contemplated in the Warrant Certificate.

Exhibit 4.3

<u>**SERIES "A" COMMON STOCK PURCHASE WARRANT**</u>

THE SECURITIES REPRESENTED BY THIS WARRANT HAVE NOT BEE N REGISTERED UNDER THE SECURITIES A CT O F 1933, A S AMENDED, OR APPLICAB LE STATE SECURITIES LAWS. THE SECURITIES HAVE BEEN ACQUIR ED FOR INVE STMENT AND M AY NOT BE OFFERED FOR SAL E, SOLD, TR ANSFERRED OR AS SIGNED I N THE ABSE NCE OF AN EFF ECTIVE REGISTRATION STATEMENT FOR THE SECU RITIES UN DER T HE SECU RITIES ACT OF 19 33, A S AMEN DED, OR APPLICABLE STATE SE CURITIES LAWS, OR AN OPINION OF COUNSEL IN A FORM REASONABLY SATISFACTORY TO THE ISSUER T HAT REGI STRATION IS NOT REQ UIRED UNDER SAI D A CT OR APPLICABLE STATE SECURITIES LAWS O R UNLESS SOLD PURSUANT TO RULE 1 44 UNDE R SAID ACT. THIS WARRANT MAY NOT BE PLEDGE D I N CONNECTION WI TH A BO NA FIDE M ARGIN ACCOUNT.

THUNDER MOUNTAIN GOLD, INC.

Series "A"

Warrant to Purchase Series B Warrants

**FOR THE PURCHASE OF _____
SERIES B WARRANTS, NO PAR VALUE**

**THIS WARRANT WILL BE VOID
AFTER 5:00 P.M. PACIFIC STANDARD TIME
ON THE 18 CALENDAR MONTHS FROM THE EFFECTIVE DATE
OF THE REGISTRATION STATEMENT REFERRED
TO IN SECTION 3(d) HEREOF**

Warrant No.: SAW-
Number of B Warrants: _____
Date of Issuance: _____, 2010

Thunder Mountain Gold, Inc., a Nevada corporation (the <u>Company</u>), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, that, for value received _____, or registered assigns (the "Holder"), is entitled, at any time or from time to time during the Exercise Period to subscribe for, purchase, and receive at a price of $0.20 per security (the "Exercise Price") _____ (_____) Series B Common Stock Purchase Warrants (the "Derivative Securities") of fully paid and nonassessable Series B Warrants, no par value (the "Series B Warrants") of Thunder Mountain Gold, Inc., a Nevada corporation (the "Company"). The "Exercise Period" will commence on the date of issuance of this Warrant and will terminate at 5:00 p.m. Pacific Standard Time on the 18 Calendar Month anniversary of the effective date of the registration statement referred to in Section 3(d) hereof (the "Expiration Date"). If the rights represented hereby are not exercised by 5:00 p.m. Pacific Standard on the "Expiration Date", this Warrant shall automatically become void and of no further force or effect, and all rights represented hereby shall cease and expire.

Section 1. This Warrant is the Series A Warrant Common Stock Purchase Warrant (the <u>Warrant</u>) issued pursuant to the *Subscription/Suitability Agreement* between the Company and the Holder.

(a) Definitions. The following words and terms as used in this Warrant shall have the following meanings:

(i) Approved Stock Plan means any employee benefit plan which has been approved by the Board of Directors and stockholders of the Company, pursuant to which the Company's securities may be issued to any employee, officer, director, or consultant for services provided to the Company.

(ii) Business Day means any day other than Saturday, Sunday or other day on which commercial banks in the City of Boise, Idaho are authorized or required by law to remain closed.

(iii) Closing Bid Price means the closing bid price of Series B Warrants as quoted on the Principal Market (as reported by Bloomberg Financial Markets (Bloomberg) through its *Volume at Price* function).

(iv) Series B Warrants means (i) the Company's Series B Warrants, no par value, and (ii) any capital stock into which such Series B Warrants shall have been changed or any capital stock resulting from a reclassification of such Series B Warrants. No Series B Warrants are issuable unless and until this Series A Warrant is exercised.

(v) Excluded Securities means, provided such security is issued at a price which is greater than or equal to the arithmetic average of the Closing Bid Prices of the Series B Warrants for the ten (10) consecutive trading days immediately preceding the date of issuance, any of the following: (a) any issuance by the Company of securities in connection with a strategic partnership or a joint venture; (b) any issuance by the Company of securities as consideration for a merger or consolidation or reorganization with or the acquisition of a business, or other assets of another person or entity; (c) bonafide offering of securities (whether debt or equity) with gross proceeds of at least $1,000,000 million dollars, which have a per share price equal to or more than $0.20 per share; and, (d) options to purchase shares of common stock, provided (I) such options are issued after the date of this Warrant to officers, directors, employees, consultants, or advisors of the Company, and (II) the exercise price of such options is not less than $0.20 on the date of issuance of such option.

(vi) Expiration Date means the date 18 Calendar Month anniversary of the effective date of the registration statement referred to in Section 3(d) hereof or, if such date falls on a Saturday, Sunday or other day on which banks are required or authorized to be closed in the City of Boise, Idaho or the State of Nevada or on which trading does not take place on the Principal Exchange or automated quotation system on which the Series B Warrants is traded (a Holiday), the next date that is not a Holiday.

(vii) Issuance Date means the date hereof.

(viii) Options means any rights, warrants or options to subscribe for or purchase Series B Warrants or Convertible Securities.

(ix) Other Securities means (i) those options and warrants of the Company issued prior to, and outstanding on, the Issuance Date of this Warrant, (ii) the shares of Series B Warrants issuable on exercise of such options and warrants, provided such options and warrants are not amended after

the Issuance Date of this Warrant and (iii) the shares of Series B Warrants issuable upon exercise of this Warrant.

(x)　　Person means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

(xi)　　Principal Market means the Toronto Stock Exchange Venture Listing or the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg or, if no bid or sale information is reported for such security by Bloomberg, then the average of the bid prices of each of the market makers for such security as reported in the "pink sheets" by the Pink OTC Markets, Inc.

(xii)　　Securities Act means the Securities Act of 1933, as amended.

(xiii)　　Warrant means this Series A Warrant and all Warrants issued in exchange, transfer or replacement thereof (but does not include the Series B Warrants issuable upon exercise herein) .

(xiv)　　Warrant Exercise Price shall be **$0.20** or as subsequently adjusted as provided in Section 9 hereof.

(xv)　　Derivative Securities means the shares of Series B Warrants issuable at any time upon exercise of this Warrant.

(b)　　Other Definitional Provisions.

(i)　　Except as otherwise specified herein, all references herein: (A) to the Company shall be deemed to include the Company's successors and (B) to any applicable law defined or referred to herein shall be deemed references to such applicable law as the same may have been or may be amended or supplemented from time to time.

(ii)　　When used in this Warrant, the words herein, hereof, and hereunder and words of similar import, shall refer to this Warrant as a whole and not to any provision of this Warrant, and the words Section, Schedule, and Exhibit shall refer to Sections of, and Schedules and Exhibits to, this Warrant unless otherwise specified.

(iii)　　Whenever the context so requires, the neuter gender includes the masculine or feminine, and the singular number includes the plural, and vice versa.

Section 2.　　Exercise of Warrant.

(a)　　Subject to the terms and conditions hereof, this Warrant may be exercised by the holder hereof then registered on the books of the Company, pro rata as hereinafter provided, at any time on any Business Day on or after the opening of business on such Business Day, commencing with the first day after the date hereof, and prior to 5:00 p.m. Pacific Standard time on the Expiration Date: (i) by delivery of a written notice, in the form of the subscription notice attached as Exhibit A hereto (the Exercise Notice), of such holder's election to exercise this Warrant, which notice shall specify the number of Series B Warrants to be purchased, payment to the Company of an amount equal to the Warrant Exercise Price(s) applicable to the Series B Warrants being purchased, multiplied by the number of Series B Warrants (at the applicable

Warrant Exercise Price) as to which this Warrant is being exercised (plus any applicable issue or transfer taxes) (the Aggregate Exercise Price) in cash or wire transfer of immediately available funds and the surrender of this Warrant (or an indemnification undertaking with respect to this Warrant in the case of its loss, theft or destruction) to a common carrier for overnight delivery to the Company as soon as practicable following such date (Cash Basis).

(b)   If the holder and the Company are unable to agree upon the determination of the Warrant Exercise Price or arithmetic calculation of the Series B Warrants within one (1) day of such disputed determination or arithmetic calculation being submitted to the holder, then the Company (in its sole discretion) shall immediately submit via facsimile the disputed determination of the Warrant Exercise Price or the Closing Bid Price to: (i) an independent, reputable investment banking firm or (ii) the disputed arithmetic calculation of the Series B Warrants to its independent registered accountant. The Company shall cause the investment banking firm or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the holder of the results no later than five (5) days from the time it receives the disputed determinations or calculations. Such investment banking firm's or accountant's determination or calculation, as the case may be, shall be deemed conclusive absent manifest error.

(c)   Unless the rights represented by this Warrant shall have expired or shall have been fully exercised, the Company shall, as soon as practicable and in no event later than five (5) Business Days after any exercise and at its own expense, issue a new Warrant identical in all respects to this Warrant exercised except it shall represent rights to purchase the number of Series B Warrants purchasable immediately prior to such exercise under this Warrant exercised, less the number of Series B Warrants with respect to which such Warrant is exercised.

(d)   No fractional Series B Warrants are to be issued upon any pro rata exercise of this Warrant, but rather the number of Series B Warrants issued upon such exercise of this Warrant shall be rounded up or down to the nearest whole number.

Section 3.   Covenants as to Series B Warrants. The Company hereby covenants and agrees as follows:

(a)   This Warrant is, and any Warrants issued in substitution for or replacement of this Warrant will upon issuance be, duly authorized and validly issued.

(b)   All Series B Warrants which may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issue thereof.

(c)   During the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized and reserved at least one hundred percent (100%) of the number of Series B Warrants needed to provide for the exercise of the rights then represented by this Warrant equal to the applicable Warrant Exercise Price. If at any time the Company does not have a sufficient number of shares of Series B Warrants authorized and available, then the Company shall call and hold a special meeting of its stockholders within sixty (60) days of that time for the sole purpose of increasing the number of Series B Warrants.

(d)   If at any time after the date hereof the Company shall file a registration statement, the Company shall include the Series B Warrants issuable to the holder, pursuant to the terms of this Warrant.

(1)   Notwithstanding any other provision of this Agreement, if the representative of an underwriter for the Company or the investment banking firm for the Company, advises the Company in writing that marketing factors require a limitation on the number of shares to be underwritten or resold, the Company may (subject to the limitations set forth below) exclude all Registrable Securities of the Holder from, or limit the number of Registrable Securities of the Holder to be included in, the registration and/or underwriting. The Company shall so advise all holders of securities requesting registration, and the number of shares of securities that are entitled to be included in the registration and underwriting shall be allocated first to the Company for securities being sold for its own account. If any person does not agree to the terms of any such underwriting or other financing, he/she/it shall be excluded therefrom by written notice from the Company or the underwriter or investment banking firm. Any Registrable Securities of the Holder or other securities excluded or withdrawn from such underwriting shall be withdrawn from such registration.

Each Holder shall enter into such agreements as may be reasonably required by the underwriters or investment banking firm for the Company. Holder shall pay the underwriters commissions relating to the sale of their respective Registrable Securities.

(2)   *Expenses of Registration.* All Registration Expenses incurred in connection with any registration, qualification or compliance pursuant to the registration statement provided for herein shall be borne by the Company. All Selling Expenses relating to securities registered under shall be borne by the holders of such securities pro rata on the basis of the number of shares of securities so registered on their behalf, as shall any other expenses in connection with the registration required to be borne by the Holders of such securities. Selling Expenses shall include, but not limited to broker commissions, transfer agent costs, federal, state or local taxes, and similar costs and expenses.

(3)   *Definitions.* Registrable Securities shall mean Series B Warrants issued or issuable pursuant to the exercise of this Series A Warrants Purchase Warrant, provided, however, that Registrable Securities shall not include (1) any Series B Warrants which have previously been registered or have been sold to the public either pursuant to a registration statement or Rule 144, or (2) any shares held by a Holder of Registrable Securities which would be permitted to be sold by such Holder under Rule 144(k) or within the volume limitations of Rule 144 during any 90-day period, as applicable, or (3) any shares held by a Holder of Registrable Securities which have been sold in a private transaction in which the transferor's rights under this Agreement are not assigned.

(4)   Holder will cooperate with Company in all respects in connection with this Agreement, including timely supplying all information reasonably requested by Company (which shall include all information regarding the Holder and proposed manner of sale of the Registrable Securities required to be disclosed in any Registration Statement) and executing and returning all documents reasonably requested in connection with the registration and sale of the Registrable Securities and entering into and performing its obligations under any underwriting agreement, if the offering is an underwritten offering, in usual and customary form, with the managing underwriter or underwriters of such underwritten offering. Any delay or delays caused by the Holder, or by any other purchaser of securities of the Company having registration rights similar to those contained herein, by failure to cooperate as

required hereunder shall not constitute a breach or default of the Company under this Agreement.

(5)   In lieu of carrying out its obligations to effect a Registration Statement pursuant to Section 3 (d) of this Agreement or of any Agreement with Holder, the Company may carry out such obligation(s) by offering to purchase and purchasing such Registrable Securities requested to be registered in an amount in cash equal to the difference between (a) 95% of the average of the Fair Market Values for each of the five trading days preceding the Notice Date; and (b) the Exercise Price in effect on such day; with the purchase transaction closing within three (3) business days.

(e)   The Company will not, by amendment of its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed by it hereunder, but will at all times in good faith assist in the carrying out of all the provisions of this Warrant and in the taking of all such action as may reasonably be requested by the holder of this Warrant in order to protect the exercise privilege of the holder of this Warrant against or impairment, consistent with the tenor and purpose of this Warrant. The Company will not increase the exercise price of any shares of Series B Warrants receivable upon the exercise of this Warrant above the Warrant Exercise Price then in effect, and will take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully Series B Warrants upon the exercise of this Warrant.

(f)   This Warrant will be binding upon any entity succeeding to the Company by merger, consolidation or acquisition of all or substantially all of the Company's assets.

Section 4.   Taxes. The Company shall pay any and all taxes, except any applicable withholding, which may be payable with respect to the issuance and delivery of Series B Warrants upon exercise of this Warrant.

Section 5.   Warrant Holder Not Deemed a Stockholder. Except as otherwise specifically provided herein, no holder, as such, of this Warrant shall be entitled to vote or receive dividends or be deemed the holder of shares of capital stock of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the holder hereof, as such, any of the rights of a stockholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the holder of this Warrant of the Series B Warrants which he or she is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on such holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a stockholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company. Notwithstanding this Section 5, the Company will provide the holder of this Warrant with copies of the same notices and other information given to the stockholders of the Company generally, contemporaneously with the giving thereof to the stockholders.

Section 6.   Representations of Holder. The holder of this Warrant, by the acceptance hereof, represents that it is acquiring this Warrant and the Series B Warrants for its own account for investment only and not with a view towards, or for resale in connection with, the public sale or distribution of this Warrant or the Series B Warrants, except pursuant to sales registered or exempted under the Securities Act. This

Warrant or the Series B Warrants or any other security issued or issuable upon exercise of this Warrant, unless registered, may not be sold, transferred or otherwise disposed of except to a person who, in the opinion of counsel for the Company, is a person to whom this Warrant or such Warrant Stock may legally be transferred without registration and without the delivery of a current prospectus under the Securities Act with respect thereto and then only against receipt of any agreement of such person to comply with the provisions of federal and/or state securities laws with respect to any resale or other disposition of such securities.

The Holder makes the following additional representations and warranties to the Company:

(i)   The Holder understands that this Warrant Certificate and the Series B Warrants to be issued herein, HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, THE STATES OF CALIFORNIA, WASHINGTON, IDAHO, NEVADA OR ANY OTHER STATE SECURITIES AGENCIES.

(ii)   The Holder is not an underwriter and would be acquiring this Warrant Certificate and the Series B Warrants to be issued, solely for investment for its own account and not with a view to, or for, resale in connection with any distribution of stock within the meaning of the Federal Securities Acts, the California, Washington, Idaho, Nevada Securities Act, or any other applicable State Securities Acts.

(iii)   The Holder understands the speculative nature and risks of investments associated with the Company, and confirms that this Warrant Certificate and the Series B Warrants to be issued would be suitable and consistent with its investment program and that its financial position enables it bear the risks of this investment; and that there may not be any public market for this Warrant Certificate and the Series B Warrants to be issued herein.

(iv)   This Warrant Certificate and the Series B Warrants to be issued herein may not be transferred, encumbered, sold, hypothecated, or otherwise disposed of to any person, without the express prior written consent of the Company, and the prior opinion of counsel for the Company, that such disposition will not violate Federal and/or State Securities Acts. Disposition shall include, but is not limited to acts of selling, assigning, transferring, pledging, encumbering, hypothecating, giving, and any form of conveying, whether voluntary or not.

(v)   The Holder has fully reviewed or had the opportunity to review the economic consequences of this Series A Warrant Certificate and underlying securities to be issued, with its attorney and/or other financial advisor, has been afforded access to the books and records of the Corporation (including tax returns) and is or has had the opportunity to become fully familiar with the financial affairs of the Corporation.

(vi)   Holder confirms that it is an "accredited investor" within the meaning of SEC Regulation "D" or the undersigned, along or together with it purchaser representative(s) has such knowledge and experience in financial and business matters that it, or Holder and such representative(s) together, are capable of evaluating the merits and risks of an investment in the Company and of making an informed investment decision.

(vii)   Holder confirms that it has reviewed Company Quarterly Reports on Form 10-Q, Annual Reports on Form 10-K, and Form 8-K Reports on the Securities and Exchange Commission EDGAR website.

Section 7.   Ownership and Transfer. The Company shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to the holder hereof), a register for this Warrant, in which the Company shall record the name and address of the person in whose name this Warrant has been issued, as well as the name and address of each transferee. The Company may treat the person in whose name any Warrant is registered on the register as the owner and holder thereof for all purposes, notwithstanding any notice to the contrary, but in all events recognizing any transfers made in accordance with the terms of this Warrant.

Section 8.   Notices of Certain Events.

(a)   The Company will give written notice to the holder of this Warrant at least ten (10) days prior to the date on which the Company closes its books or takes a record: for determining rights to vote with respect to any Organic Change (as defined below), dissolution or liquidation, provided that such information shall be made known to the public prior to or in conjunction with such notice being provided to such holder.

(b)   The Company will also give written notice to the holder of this Warrant at least ten (10) days prior to the date on which any Organic Change, dissolution or liquidation will take place, provided that such information shall be made known to the public prior to or in conjunction with such notice being provided to such holder.

Section 9.   Purchase Rights; Reorganization, Reclassification, Consolidation, Merger or Sale. Any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Company's assets to another Person or other transaction in each case which is effected in such a way that stockholders of the Company would have been entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Common Stock is referred to herein as an Organic Change. Prior to the consummation of any (i) sale of all or substantially all of the Company's assets to an acquiring Person or (ii) other Organic Change following which the Company is not a surviving entity, the Company will secure from the Person purchasing such assets or the successor resulting from such Organic Change (in each case, the Acquiring Entity) a written agreement (in form and substance satisfactory to the holders of Warrants representing at least two-thirds (iii) of the Series B Warrants issuable upon exercise of the Warrants then outstanding) to deliver to each holder of Warrants in exchange for such Warrants, a security of the Acquiring Entity evidenced by a written instrument substantially similar in form and substance to this Warrant and satisfactory to the holders of the Warrants (including an adjusted warrant exercise price equal to the value for the Series B Warrants reflected by the terms of such consolidation, merger or sale, and exercisable for a corresponding number of Series B Warrants acquirable and receivable upon exercise of the Warrants without regard to any limitations on exercise, if the value so reflected is less than any Applicable Warrant Exercise Price immediately prior to such consolidation, merger or sale). Prior to the consummation of any other Organic Change, the Company shall make appropriate provision (in form and substance satisfactory to the holders of Warrants representing a majority of the Series B Warrants issuable upon exercise of the Warrants then outstanding) to insure that each of the holders of the Warrants will thereafter have the right to acquire and receive in lieu of or in addition to (as the case may be) the Series B Warrants immediately theretofore issuable and receivable upon the exercise of such holder's

Warrants (without regard to any limitations on exercise), such shares of stock, securities or assets that would have been issued or payable in such Organic Change with respect to or in exchange for the number of Series B Warrants which would have been issuable and receivable upon the exercise of such holder's Warrant as of the date of such Organic Change (without taking into account any limitations or restrictions on the exercisability of this Warrant).

Section 10. Lost, Stolen, Mutilated or Destroyed Warrant. If this Warrant is lost, stolen, mutilated or destroyed, the Company shall promptly, on receipt of an indemnification undertaking (or, in the case of a mutilated Warrant, the Warrant), issue a new Warrant of like denomination and tenor as this Warrant so lost, stolen, mutilated or destroyed.

Section 11. Notice. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Warrant must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of receipt is received by the sending party transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after receipt from delivery by a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Transfer Agent:	**If to the Company:**	**With a copy to:**
Computershare Shareholder Services	Thunder Mountain Gold, Inc.	Charles A. Cleveland, P.S.
350 Indiana Street, Suite 750	5427 West Chinden Blvd.	316 West Boone Avenue , Suite 660
Golden, CO 80401	Boise, Idaho 83704	Spokane, WA 99201
	Attention: Eric T. Jones	Attention: Charles A. Cleveland, Esq
Telephone:(303) 262-0600	Telephone:(208) 366-4841	Telephone: (509) 326-1029
Facsimile:(303) 262-0603	Facsimile:(208)	Facsimile: ((509) 326-1872

If to a holder of this Warrant, to it at the address and facsimile number set forth on Exhibit C hereto, with copies to such holder's representatives as set forth on Exhibit C, or at such other address and facsimile as shall be delivered to the Company upon the issuance or transfer of this Warrant. Each party shall provide five days' prior written notice to the other party of any change in address or facsimile number. Written confirmation of receipt (A) given by the recipient of such notice, consent, facsimile, waiver or other communication, (or (B) provided by a nationally recognized overnight delivery service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively).

Section 12. Date. The date of this Warrant is set forth on page 1 hereof. This Warrant, in all events, shall be wholly void and of no effect after the close of business on the Expiration Date.

Section 13. Amendment and Waiver. Except as otherwise provided herein, the provisions of this Series A Warrant may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the holders of at least two-thirds of the holders of Series A Warrants then outstanding; provided that, no such action may increase the Warrant Exercise Price or decrease the number of Series B Warrants obtainable upon exercise of any Series A Warrant without the written consent of the holder of such Series A Warrant.

Section 14. <u>Descriptive Headings; Governing Law</u>. The descriptive headings of the several sections and paragraphs of this Warrant are inserted for convenience only and do not constitute a part of this Warrant. The corporate laws of the State of Nevada shall govern all issues concerning the relative rights of the Company and its Warrantholders. All other questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of Nevada, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Nevada or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Nevada. Any controversy arising out of, connected to, or relating to any matters herein of the transactions between the Holder and the Company (including for purposes of arbitration, officers, directors, employees, controlling persons, affiliates, professional advisors, attorneys, agents, or promoters of the Company), on behalf of the undersigned, or this Warrant Agreement, or the breach thereof, including, but not limited to any claims of violations of Federal and/or State Securities Acts, Banking Statutes, Consumer Protection Statutes, Federal and/or State anti-Racketeering (e.g. RICO) claims as well as any claims relating or deriving from this Agreement, or underlying securities law and any State Law claims of fraud, negligence, negligent misrepresentations, and/or conversion shall be settled by arbitration; and in accordance with this paragraph and judgment on the arbitrator's award may be entered in any court having jurisdiction thereof in accordance with the provisions of Nevada Law. The Holder waives any right to punitive damage claims. In the event of such a dispute, each party to the conflict shall select an arbitrator, both of whom shall then select a third arbitrator, which shall constitute the three person arbitration board. The decision of a majority of the board of arbitrators, who shall render their decision within thirty (30) days of appointment of the final arbitrator, shall be binding upon the parties. Venue for any arbitration shall lie in Boise, Idaho.

Section 15. <u>Waiver of Jury Trial</u>. **AS A MATERIAL INDUCEMENT FOR EACH PARTY HERETO TO ENTER INTO THIS WARRANT, THE PARTIES HERETO HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING RELATED IN ANY WAY TO THIS WARRANT AND/OR ANY AND ALL OF THE OTHER DOCUMENTS ASSOCIATED WITH THIS TRANSACTION.**

Section 16. <u>Company's Right to Redeem Warrant</u>. Once the shares that would be issued upon exercise of this warrant are subject to an effective registration statement, then this Warrant may be redeemed by the Company, upon thirty (30) days prior within notice (<u>Notice Period</u>) by the Company, at a redemption price of $0.01 per Warrant (the <u>Redemption Price</u>), so long as the Company's Closing Bid Price for the common stock must have been in excess of $0.25 per share for the 30 consecutive days preceding the notice of demand for exercise. Upon notice to the Holder hereof, and only if the condition has been met, then the Holder will have thirty (30) days in which to exercise the Series A Warrants being redeemed or accept the Redemption Price.

IN WITNESS WHEREOF, the Company has caused this Series A Warrant to be signed as of the date first set forth above.


THUNDER MOUNTAIN GOLD, INC.


By:

    Name: E. James Collord

    Title: President and Chief Executive Officer

EXHIBIT A TO SERIES A WARRANT

EXERCISE NOTICE

**TO BE EXECUTED
BY THE REGISTERED HOLDER TO EXERCISE THIS SERIES A WARRANT**

THUNDER MOUNTAIN GOLD, INC.

The undersigned holder hereby exercises the right to purchase _____ Series B Warrants (Series B Warrants) of Thunder Mountain Gold, Inc. (the Company), evidenced by the attached Warrant (the Warrant). Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.

Specify Method of exercise by check mark:

(a)   Payment of Warrant Exercise Price. The holder shall pay the Aggregate Exercise Price of $_____ to the Company in accordance with the terms of the Series A Warrant.

(b)   Delivery of Series B Warrants. The Company shall deliver to the holder _____Series B Warrants in accordance with the terms of the Series A Warrant.

Date: _____ __, _____

Name of Registered Holder

By:
Name:
Title:


EXHIBIT B TO SERIES A WARRANT


FOR VALUE RECEIVED, the undersigned does hereby assign and transfer to _____, Federal Identification No. _____, a Series A Warrant to purchase _____ Series B Warrants of Thunder Mountain Gold, Inc. represented by warrant certificate no. SAW_____, standing in the name of the undersigned on the books of said corporation. The undersigned does hereby irrevocably constitute and appoint _____, attorney to transfer the Series A Warrants of said corporation, with full power of substitution in the premises.

Dated:

By:

Name:

Title:

Signature Guaranteed:

      _____

NOTICE: **The signature to the form to assign the Series A Warrant must correspond with the name as written upon the face of the within Series A Warrant in every particular without alteration or enlargement or any change whatsoever, and must be guaranteed by a bank, other than a savings bank, or by a trust company or by a firm having membership on a registered national securities exchange.**

EXHIBIT C TO SERIES A WARRANT

HOLDER'S ADDRESS

_____

_____

_____

_____

[

Exhibit 4.4

SERIES "B" COMMON STOCK PURCHASE WARRANT

THE SECURITIES REPRESENTED BY THIS WARRANT HAVE NOT BEE N REGISTERED UNDER THE SECURITIES A CT O F 1933, A S AMENDED, OR APPLICAB LE STATE SECURITIES LAWS. THE SECURITIES HAVE BEEN ACQUIR ED FOR INVE STMENT AND M AY NOT BE OFFERED FOR SAL E, SOLD, TR ANSFERRED OR AS SIGNED I N THE ABSE NCE OF AN EFF ECTIVE REGISTRATION STATEMENT FOR THE SECU RITIES UN DER T HE SECU RITIES ACT OF 19 33, A S AMEN DED, OR APPLICABLE STATE SE CURITIES LAWS, OR AN OPINION OF COUNSEL IN A FORM REASONABLY SATISFACTORY TO THE ISSUER T HAT REGI STRATION IS NOT REQ UIRED UNDER SAI D A CT OR APPLICABLE STATE SECURITIES L AWS O R UNLESS SOLD PURSUANT TO RULE 1 44 UNDE R SAID ACT. THIS WARRANT MAY NOT BE PLEDGED IN CONNECTION WI TH A B ONA FIDE MARGIN ACCOUNT.

THUNDER MOUNTAIN GOLD, INC.

Series "B"

Warrant to Purchase Common Stock

FOR THE PURCHASE OF ________
Shares of Common Stock, $0.001 PAR VALUE

THIS WARRANT WILL BE VOID
AFTER 5:00 P.M. PACIFIC STANDARD TIME
18 CALENDAR MONTHS FROM THE DATE OF EXERCISE OF THE SERIES A WARRANTS
PREVIOUSEFFECTIVE DATE

Warrant No.: SBW-
Number of Common Shares: ______________________
Date of Issuance: _______________, __________

Thunder Mountain Gold, Inc., a Nevada corporation (the Company), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, ____________________ (Holder), the registered holder hereof or its permitted assigns, is entitled, subject to the terms set forth below, to purchase from the Company upon surrender of this Warrant, at any time or times on or after the date hereof, but not after 5:00 P.M. Pacific Standard time on the Expiration Date (as defined herein) __________ (_,_____,____) fully paid and nonassessable shares of Common Stock (as defined herein) of the Company (the Warrant Shares) at the exercise price per share provided in Section 2(a) below or as subsequently adjusted.

Section 1. This Series B Warrant is the common stock purchase warrant (the Warrant) issued pursuant to the exercise of a Series A Warrant, previously issued by the Company to the Holder.

(a) Definitions. The following words and terms as used in this Warrant shall have the following meanings:

(i) Approved Stock Plan means any employee benefit plan which has been approved by the Board of Directors and stockholders of the Company, pursuant to which the Company's securities may be issued to any employee, officer, director, or consultant for services.

- 1 -

(ii)   Business Day means any day other than Saturday, Sunday or other day on which commercial banks in the City of Boise, Idaho are authorized or required by law to remain closed.

(iii)   Closing Bid Price means the closing bid price of Common Stock as quoted on the Principal Market for THMG.

(iv)   Common Stock means (i) the Company's common stock, par value $0.001 per share, and (ii) any capital stock into which such Common Stock shall have been changed or any capital stock resulting from a reclassification of such Common Stock.

(v)   Excluded Securities means, provided such security is issued at a price which is greater than or equal to the arithmetic average of the Closing Bid Prices of the Common Stock for the ten (10) consecutive trading days immediately preceding the date of issuance, any of the following: (a) any issuance by the Company of securities in connection with a strategic partnership or a joint venture; (b) any issuance by the Company of securities as consideration for a merger or consolidation or reorganization with or the acquisition of a business, or other assets of another person or entity; (c) bonafide offering of securities (whether debt or equity) with gross proceeds of at least $1,000,000 million dollars, which have a per share price equal to or more than $0.60 per share; and, (d) options to purchase shares of Common Stock, provided (I) such options are issued after the date of this Warrant to officers, directors, employees, consultants, or advisors of the Company, and (II) the exercise price of such options is not less than the Closing Bid Price of the Common Stock on the date of issuance of such option.

(vi)   Expiration Date means the date means the 18 Calendar Month anniversary of the exercise date of the Series A Warrants, or, if such date falls on a Saturday, Sunday or other day on which banks are required or authorized to be closed in the City of Boise, Idaho or the State of Nevada or on which trading does not take place on the Principal Exchange or automated quotation system on which the Company's Common Stock is traded (a Holiday), the next date that is not a Holiday. Exercise shall mean exercised in accordance with the terms and conditions of the Series A Warrants.

(vii)   Issuance Date means the date hereof.

(viii)   Options means any rights, warrants or options to subscribe for or purchase Common Stock or Convertible Securities.

(ix)   Other Securities means (i) those options and warrants of the Company issued prior to, and outstanding on, the Issuance Date of this Warrant, (ii) the shares of Common Stock issuable on exercise of such options and warrants, provided such options and warrants are not amended after the Issuance Date of this Warrant and (iii) the shares of Common Stock issuable upon exercise of this Warrant.

(x)   Person means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

(xi)   Principal Market means the Toronto Stock Exchange Venture Listing or the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg Financial Markets, or, if no bid or sale information is reported for such security by Bloomberg, then the

average of the closing bid prices of each of the market makers for such security as reported in the "pink sheets" by the Pink OTC Markets, Inc.

(xii)   Securities Act means the Securities Act of 1933, as amended.

(xiii)   Series A Warrant means the Series A Common Stock Purchase Warrants, designated as Series A Warrant. Unless and until the Series A Warrant is duly exercised, this Series B Warrant is null, void, and of no effect.

(xiv)   Warrant means this Warrant and all Warrants issued in exchange, transfer or replacement thereof.

(xv)   Warrant Exercise Price shall be **$0.60** or as subsequently adjusted as provided in Section 8 hereof.

(xvi)   Warrant Shares means the shares of Common Stock issuable at any time upon exercise of this Warrant.

(b)   Other Definitional Provisions.

(i)   Except as otherwise specified herein, all references herein (A) to the Company shall be deemed to include the Company's successors and (B) to any applicable law defined or referred to herein shall be deemed references to such applicable law as the same may have been or may be amended or supplemented from time to time.

(ii)   When used in this Warrant, the words herein, hereof, and hereunder and words of similar import, shall refer to this Warrant as a whole and not to any provision of this Warrant, and the words Section, Schedule, and Exhibit shall refer to Sections of, and Schedules and Exhibits to, this Warrant unless otherwise specified.

(iii)   Whenever the context so requires, the neuter gender includes the masculine or feminine, and the singular number includes the plural, and vice versa.

Section 2.   Exercise of Warrant.

(a)   Subject to the terms and conditions hereof, this Warrant may be exercised by the holder hereof then registered on the books of the Company, pro rata as hereinafter provided, at any time on any Business Day on or after the opening of business on such Business Day, commencing with the first day after the date hereof, and prior to 5:00 P.M. Pacific Standard time on the Expiration Date: (i) by delivery of a written notice, in the form of the subscription notice attached as Exhibit A hereto (the Exercise Notice), of such holder's election to exercise this Warrant, which notice shall specify the number of Warrant Shares to be purchased, payment to the Company of an amount equal to the Warrant Exercise Price(s) applicable to the Warrant Shares being purchased, multiplied by the number of Warrant Shares (at the applicable Warrant Exercise Price) as to which this Warrant is being exercised (plus any applicable issue or transfer taxes) (the Aggregate Exercise Price) in cash or wire transfer of immediately available funds and the surrender of this Warrant (or an indemnification undertaking with respect to this Warrant in the case of its loss, theft or destruction) to a common carrier for overnight delivery to the Company as soon as practicable following

such date (<u>Cash Basis</u>) or (ii) on a *cashless* basis if, at the time of exercise, the Warrant Shares have not been subject to an effective registration statement for a 45 consecutive day period, by delivering an Exercise Notice and in lieu of making payment of the Aggregate Exercise Price in cash or wire transfer, elect instead to receive upon such exercise the *Net Number* of shares of Common Stock determined according to the following formula (the <u>Cashless Exercise</u>):

Net Number = $\dfrac{(A \times B) - (A \times C)}{B}$

For purposes of the foregoing formula:

A = the total number of Warrant Shares with respect to which this Warrant is then being exercised.
B = the Closing Bid Price of the Common Stock on the date of exercise of the Warrant.
C = the Warrant Exercise Price then in effect for the applicable Warrant Shares at the time of such exercise.

In the event of any exercise of the rights represented by this Warrant in compliance with this Section 2, the Company shall on or before the fifth (5th) Business Day following the date of receipt of the Exercise Notice, the Aggregate Exercise Price and this Warrant (or an indemnification undertaking with respect to this Warrant in the case of its loss, theft or destruction) and the receipt of the representations of the holder specified in Section 6 hereof, if requested by the Company (the <u>Exercise Delivery Documents</u>), and if the Common Stock is DTC eligible, credit such aggregate number of shares of Common Stock to which the holder shall be entitled to the holder's or its designee's balance account with The Depository Trust Company; provided, however, if the holder who submitted the Exercise Notice requested physical delivery of any or all of the Warrant Shares, or, if the Common Stock is not DTC eligible then the Company shall, on or before the fifth (5th) Business Day following receipt of the Exercise Delivery Documents, issue and surrender to a common carrier for overnight delivery to the address specified in the Exercise Notice, a certificate, registered in the name of the holder, for the number of shares of Common Stock to which the holder shall be entitled pursuant to such request. Upon delivery of the Exercise Notice and Aggregate Exercise Price referred to in clause (i) or (ii) above the holder of this Warrant shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised. In the case of a dispute as to the determination of the Warrant Exercise Price, the Closing Bid Price or the arithmetic calculation of the Warrant Shares, the Company shall promptly issue to the holder the number of Warrant Shares that is not disputed and shall submit the disputed determinations or arithmetic calculations to the holder via facsimile within one (1) Business Day of receipt of the holder's Exercise Notice.

(b)   If the holder and the Company are unable to agree upon the determination of the Warrant Exercise Price or arithmetic calculation of the Warrant Shares within one (1) day of such disputed determination or arithmetic calculation being submitted to the holder, then the Company (in its sole discretion) shall immediately submit via facsimile the disputed determination of the Warrant Exercise Price or the Closing Bid Price to: (i) an independent, reputable investment banking firm or (ii) the disputed arithmetic calculation of the Warrant Shares to its independent registered accountant. The Company shall cause the investment banking firm or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the holder of the results no later than five (5) days from the time it receives the disputed determinations or calculations. Such investment banking firm's or accountant's determination or calculation, as the case may be, shall be deemed conclusive absent manifest error.

(c)   Unless the rights represented by this Warrant shall have expired or shall have been fully exercised, the Company shall, as soon as practicable and in no event later than five (5) Business Days after any exercise and at its own expense, issue a new Warrant identical in all respects to this Warrant exercised except it shall represent rights to purchase the number of Warrant Shares purchasable immediately prior to such exercise under this Warrant exercised, less the number of Warrant Shares with respect to which such Warrant is exercised.

(d)   No fractional Warrant Shares are to be issued upon any pro rata exercise of this Warrant, but rather the number of Warrant Shares issued upon such exercise of this Warrant shall be rounded up or down to the nearest whole number.

Section 3.   Covenants as to Common Stock. The Company hereby covenants and agrees as follows:

(a)   This Warrant is, and any Warrants issued in substitution for or replacement of this Warrant will upon issuance be, duly authorized and validly issued.

(b)   All Warrant Shares which may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issue thereof.

(c)   During the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized and reserved at least one hundred percent (100%) of the number of shares of Common Stock needed to provide for the exercise of the rights then represented by this Warrant and the par value of said shares will at all times be less than or equal to the applicable Warrant Exercise Price. If at any time the Company does not have a sufficient number of shares of Common Stock authorized and available, then the Company shall call and hold a special meeting of its stockholders within sixty (60) days of that time for the sole purpose of increasing the number of authorized shares of Common Stock.

(d)   If at any time after the date hereof the Company shall file a registration statement, the Company shall include the Warrant Shares issuable to the holder, pursuant to the terms of this Warrant and shall maintain, so long as any other shares of Common Stock shall be so listed, such listing of all Warrant Shares from time to time issuable upon the exercise of this Warrant; and the Company shall so list on each exchange or automated quotation system, as the case may be, and shall maintain such listing of, any other shares of capital stock of the Company issuable upon the exercise of this Warrant if and so long as any shares of the same class shall be listed on such exchange or automated quotation system.

(1)   Notwithstanding any other provision of this Agreement, if the representative of an underwriter for the Company or the investment banking firm for the Company, advises the Company in writing that marketing factors require a limitation on the number of shares to be underwritten or resold, the Company may (subject to the limitations set forth below) exclude all Registrable Securities of the Holder from, or limit the number of Registrable Securities of the Holder to be included in, the registration and/or underwriting. The Company shall so advise all holders of securities requesting registration, and the number of shares of securities that are entitled to be included in the registration and underwriting shall be allocated first to the Company for securities being sold for its own account. If any person does not

agree to the terms of any such underwriting or other financing, he/she/it shall be excluded therefrom by written notice from the Company or the underwriter or investment banking firm. Any Registrable Securities of the Holder or other securities excluded or withdrawn from such underwriting shall be withdrawn from such registration.

Each Holder shall enter into such agreements as may be reasonably required by the underwriters or investment banking firm for the Company. Holder shall pay the underwriters commissions relating to the sale of their respective Registrable Securities.

(2)   *Expenses of Registration.* All Registration Expenses incurred in connection with any registration, qualification or compliance pursuant to the registration statement provided for herein shall be borne by the Company. All Selling Expenses relating to securities registered under shall be borne by the holders of such securities pro rata on the basis of the number of shares of securities so registered on their behalf, as shall any other expenses in connection with the registration required to be borne by the Holders of such securities. Selling Expenses shall include, but not limited to broker commissions, transfer agent costs, federal, state or local taxes, and similar costs and expenses.

(3)   *Definitions.* Registrable Securities shall mean shares of Common Stock issued or issuable pursuant to the exercise of this Common Stock Purchase Warrant, provided, however, that Registrable Securities shall not include (1) any shares of Common Stock which have previously been registered or have been sold to the public either pursuant to a registration statement or Rule 144, or (2) any shares held by a Holder of Registrable Securities which would be permitted to be sold by such Holder under Rule 144(k) or within the volume limitations of Rule 144 during any 90-day period, as applicable, or (3) any shares held by a Holder of Registrable Securities which have been sold in a private transaction in which the transferor's rights under this Agreement are not assigned.

(4)   Holder will cooperate with Company in all respects in connection with this Agreement, including timely supplying all information reasonably requested by Company (which shall include all information regarding the Holder and proposed manner of sale of the Registrable Securities required to be disclosed in any Registration Statement) and executing and returning all documents reasonably requested in connection with the registration and sale of the Registrable Securities and entering into and performing its obligations under any underwriting agreement, if the offering is an underwritten offering, in usual and customary form, with the managing underwriter or underwriters of such underwritten offering. Any delay or delays caused by the Holder, or by any other purchaser of securities of the Company having registration rights similar to those contained herein, by failure to cooperate as required hereunder shall not constitute a breach or default of the Company under this Agreement.

(5)   In lieu of carrying out its obligations to effect a Registration Statement pursuant to Section 3(d) of this Agreement or of any Agreement with Holder, the Company may carry out such obligation(s) by offering to purchase and purchasing such Registrable Securities requested to be registered in an amount in cash equal to the difference between (a) 95% of the average of the Fair Market Values for each of

the five trading days preceding the Notice Date; and (b) the Exercise Price in effect on such day; with the purchase transaction closing within three (3) business days.

(e)   The Company will not, by amendment of its Articles of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed by it hereunder, but will at all times in good faith assist in the carrying out of all the provisions of this Warrant and in the taking of all such action as may reasonably be requested by the holder of this Warrant in order to protect the exercise privilege of the holder of this Warrant against dilution or other impairment, consistent with the tenor and purpose of this Warrant. The Company will not increase the par value of any shares of Common Stock receivable upon the exercise of this Warrant above the Warrant Exercise Price then in effect, and will take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock upon the exercise of this Warrant.

(f)   This Warrant will be binding upon any entity succeeding to the Company by merger, consolidation or acquisition of all or substantially all of the Company's assets.

Section 4.   Taxes. The Company shall pay any and all taxes, except any applicable withholding, which may be payable with respect to the issuance and delivery of Warrant Shares upon exercise of this Warrant.

Section 5.   Warrant Holder Not Deemed a Stockholder. Except as otherwise specifically provided herein, no holder, as such, of this Warrant shall be entitled to vote or receive dividends or be deemed the holder of shares of capital stock of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the holder hereof, as such, any of the rights of a stockholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the holder of this Warrant of the Warrant Shares which he or she is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on such holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a stockholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company. Notwithstanding this Section 5, the Company will provide the holder of this Warrant with copies of the same notices and other information given to the stockholders of the Company generally, contemporaneously with the giving thereof to the stockholders.

Section 6.   Representations of Holder. The holder of this Warrant, by the acceptance hereof, represents that it is acquiring this Warrant and the Warrant Shares for its own account for investment only and not with a view towards, or for resale in connection with, the public sale or distribution of this Warrant or the Warrant Shares, except pursuant to sales registered or exempted under the Securities Act. This Warrant or the Common Stock or any other security issued or issuable upon exercise of this Warrant, unless registered, may not be sold, transferred or otherwise disposed of except to a person who, in the opinion of counsel for the Company, is a person to whom this Warrant or such Warrant Stock may legally be transferred without registration and without the delivery of a current prospectus under the Securities Act with respect thereto and then only against receipt of any agreement of such person to comply with the provisions of federal and/or state securities laws with respect to any resale or other disposition of such securities.

The Holder makes the following additional representations and warranties to the Company:

(i)   The Holder understands that this Warrant Certificate and the Common Stock to be issued herein, HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, THE STATES OF CALIFORNIA, WASHINGTON, IDAHO, NEVADA OR ANY OTHER STATE SECURITIES AGENCIES.

(ii)   The Holder is not an underwriter and would be acquiring this Warrant Certificate and the Common Stock to be issued, solely for investment for its own account and not with a view to, or for, resale in connection with any distribution of stock within the meaning of the Federal Securities Acts, the California, Washington, Idaho, or Nevada Securities Act, or any other applicable State Securities Acts.

(iii)   The Holder understands the speculative nature and risks of investments associated with the Company, and confirms that this Warrant Certificate and the Common Stock to be issued would be suitable and consistent with its investment program and that its financial position enables it bear the risks of this investment; and that there may not be any public market for this Warrant Certificate and the Common Stock to be issued herein.

(iv)   This Warrant Certificate and the Common Stock to be issued herein may not be transferred, encumbered, sold, hypothecated, or otherwise disposed of to any person, without the express prior written consent of the Company, and the prior opinion of counsel for the Company, that such disposition will not violate Federal and/or State Securities Acts. Disposition shall include, but is not limited to acts of selling, assigning, transferring, pledging, encumbering, hypothecating, giving, and any form of conveying, whether voluntary or not.

(v)   The Holder has fully reviewed or had the opportunity to review the economic consequences of this Warrant Certificate and the Common Stock to be issued, with its attorney and/or other financial advisor, has been afforded access to the books and records of the Corporation (including tax returns) and is or has had the opportunity to become fully familiar with the financial affairs of the Corporation.

(vi)   Holder confirms that it is an "accredited investor" within the meaning of SEC Regulation "D" or the undersigned, along or together with it purchaser representative(s) has such knowledge and experience in financial and business matters that it, or Holder and such representative(s) together, are capable of evaluating the merits and risks of an investment in the Company and of making an informed investment decision.

(vii)   Holder confirms that it has reviewed Company Quarterly Reports on Form 10-Q, Annual Reports on Form 10-K, and Form 8-K Reports on the Securities and Exchange Commission EDGAR website.

Section 7.   Ownership and Transfer. The Company shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to the holder hereof), a register for this Warrant, in which the Company shall record the name and address of the person in whose

name this Warrant has been issued, as well as the name and address of each transferee. The Company may treat the person in whose name any Warrant is registered on the register as the owner and holder thereof for all purposes, notwithstanding any notice to the contrary, but in all events recognizing any transfers made in accordance with the terms of this Warrant.

Section 8. Adjustment of Warrant Exercise Price and Number of Shares. The Warrant Exercise Price and the number of shares of Common Stock issuable upon exercise of this Warrant shall be adjusted from time to time as follows:

(a) Adjustment of Warrant Exercise Price. If and whenever on or after the Issuance Date of this Warrant, the Company issues or sells, or is deemed to have issued or sold, any shares of Common Stock (other than (i) Excluded Securities and (ii) shares of Common Stock which are issued or deemed to have been issued by the Company in connection with an Approved Stock Plan or upon exercise or conversion of the Other Securities) for a consideration per share less than a price (the Applicable Price) equal to the Warrant Exercise Price in effect immediately prior to such issuance or sale, then immediately after such issue or sale the Warrant Exercise Price then in effect shall be reduced to an amount equal to such consideration per share. Upon each such adjustment of the Warrant Exercise Price hereunder, the number of Warrant Shares issuable upon exercise of this Warrant shall not be adjusted.

(b) Effect on Warrant Exercise Price of Certain Events. For purposes of determining the adjusted Warrant Exercise Price under Section 8(a) above, the following shall be applicable:

(i) Issuance of Options. If after the date hereof, the Company in any manner grants any Options and the lowest price per share for which one share of Common Stock is issuable upon the exercise of any such Option or upon conversion or exchange of any convertible securities issuable upon exercise of any such Option is less than the Applicable Price, then such share of Common Stock shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such Option for such price per share. For purposes of this Section 8(b)(i), the lowest price per share for which one share of Common Stock is issuable upon exercise of such Options or upon conversion or exchange of such Convertible Securities shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one share of Common Stock upon the granting or sale of the Option, upon exercise of the Option or upon conversion or exchange of any convertible security issuable upon exercise of such Option. No further adjustment of the Warrant Exercise Price shall be made upon the actual issuance of such Common Stock or of such convertible securities upon the exercise of such Options or upon the actual issuance of such Common Stock upon conversion or exchange of such convertible securities.

(ii) Issuance of Convertible Securities. If the Company in any manner issues or sells any convertible securities and the lowest price per share for which one share of Common Stock is issuable upon the conversion or exchange thereof is less than the Applicable Price, then such share of Common Stock shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale of such convertible securities for such price per share. For the purposes of this Section 8(b)(ii), the lowest price per share for which one share of Common Stock is issuable upon such conversion or exchange shall be equal to the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to one share of Common Stock upon the issuance or sale of the convertible security and upon conversion or exchange of such convertible security. No further adjustment of the Warrant Exercise Price shall be made upon the actual issuance of such Common Stock upon conversion or exchange of such convertible securities, and if any such issue or sale of such convertible securities is made

upon exercise of any Options for which adjustment of the Warrant Exercise Price had been or are to be made pursuant to other provisions of this Section 8(b), no further adjustment of the Warrant Exercise Price shall be made by reason of such issue or sale.

(iii)   Change in Option Price or Rate of Conversion. If the purchase price provided for in any Options, the additional consideration, if any, payable upon the issue, conversion or exchange of any convertible securities, or the rate at which any convertible securities are convertible into or exchangeable for Common Stock changes at any time, the Warrant Exercise Price in effect at the time of such change shall be adjusted to the Warrant Exercise Price which would have been in effect at such time had such Options or convertible securities provided for such changed purchase price, additional consideration or changed conversion rate, as the case may be, at the time initially granted, issued or sold and the number of Warrant Shares issuable upon exercise of this Warrant shall be correspondingly readjusted. For purposes of this Section 8(b)(iii), if the terms of any Option or convertible security that was outstanding as of the Issuance Date of this Warrant are changed in the manner described in the immediately preceding sentence, then such Option or convertible security and the Common Stock deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such change. No adjustment pursuant to this Section 8(b) shall be made if such adjustment would result in an increase of the Warrant Exercise Price then in effect.

(c)   Effect on Warrant Exercise Price of Certain Events. For purposes of determining the adjusted Warrant Exercise Price under Sections 8(a) and 8(b), the following shall be applicable:

(i)   Calculation of Consideration Received. If any Common Stock, Options or convertible securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefore will be deemed to be the net amount received by the Company therefore. If any Common Stock, Options or convertible securities are issued or sold for a consideration other than cash, the amount of such consideration received by the Company will be the fair value of such consideration, except where such consideration consists of marketable securities, in which case the amount of consideration received by the Company will be the market price of such securities on the date of receipt of such securities. If any Common Stock, Options or convertible securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefore will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such Common Stock, Options or convertible securities, as the case may be. The fair value of any consideration other than cash or securities will be determined jointly by the Company and the holders of Warrants representing at least two-thirds (b) of the Warrant Shares issuable upon exercise of the Warrants then outstanding. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the Valuation Event), the fair value of such consideration will be determined within five (5) Business Days after the tenth (10th) day following the Valuation Event by an independent, reputable appraiser jointly selected by the Company and the holders of Warrants representing at least two-thirds (b) of the Warrant Shares issuable upon exercise of the Warrants then outstanding. The determination of such appraiser shall be final and binding upon all parties and the fees and expenses of such appraiser shall be borne jointly by the Company and the holders of Warrants.

(ii)   Record Date. If the Company takes a record of the holders of Common Stock for the purpose of entitling them (1) to receive a dividend or other distribution payable in Common Stock, Options or in convertible securities or (2) to subscribe for or purchase Common Stock, Options or convertible securities, then such record date will be deemed to be the date of the issue or sale of the shares of

Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

(d)   Adjustment of Warrant Exercise Price upon Subdivision or Combination of Common Stock. If the Company at any time after the date of issuance of this Warrant subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding shares of Common Stock into a greater number of shares, any Warrant Exercise Price in effect immediately prior to such subdivision will be proportionately reduced and the number of shares of Common Stock obtainable upon exercise of this Warrant will be proportionately increased. If the Company at any time after the date of issuance of this Warrant combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding shares of Common Stock into a smaller number of shares, any Warrant Exercise Price in effect immediately prior to such combination will be proportionately increased and the number of Warrant Shares issuable upon exercise of this Warrant will be proportionately decreased. Any adjustment under this Section 8(d) shall become effective at the close of business on the date the subdivision or combination becomes effective.

(e)   Distribution of Assets. If the Company shall declare or make any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Common Stock, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement or other similar transaction) (a Distribution), at any time after the issuance of this Warrant, then, in each such case:

(i)   any Warrant Exercise Price in effect immediately prior to the close of business on the record date fixed for the determination of holders of Common Stock entitled to receive the Distribution shall be reduced, effective as of the close of business on such record date, to a price determined by multiplying such Warrant Exercise Price by a fraction of which (A) the numerator shall be the Closing Sale Price of the Common Stock on the trading day immediately preceding such record date minus the value of the Distribution (as determined in good faith by the Company's Board of Directors) applicable to one share of Common Stock, and (B) the denominator shall be the Closing Sale Price of the Common Stock on the trading day immediately preceding such record date; and

(ii)   either (A) the number of Warrant Shares obtainable upon exercise of this Warrant shall be increased to a number of shares equal to the number of shares of Common Stock obtainable immediately prior to the close of business on the record date fixed for the determination of holders of Common Stock entitled to receive the Distribution multiplied by the reciprocal of the fraction set forth in the immediately preceding clause (i), or (B) in the event that the Distribution is of common stock of a company whose common stock is traded on a national securities exchange or a national automated quotation system, then the holder of this Warrant shall receive an additional warrant to purchase Common Stock, the terms of which shall be identical to those of this Warrant, except that such warrant shall be exercisable into the amount of the assets that would have been payable to the holder of this Warrant pursuant to the Distribution had the holder exercised this Warrant immediately prior to such record date and with an exercise price equal to the amount by which the exercise price of this Warrant was decreased with respect to the Distribution pursuant to the terms of the immediately preceding clause (i).

(f)   Certain Events. If any event occurs of the type contemplated by the provisions of this Section 8 but not expressly provided for by such provisions (including, without limitation, the granting

of stock appreciation rights, phantom stock rights or other rights with equity features), then the Company's Board of Directors will make an appropriate adjustment in the Warrant Exercise Price and the number of shares of Common Stock obtainable upon exercise of this Warrant so as to protect the rights of the holders of the Warrants; provided, except as set forth in section 8(d),that no such adjustment pursuant to this Section 8(f) will increase the Warrant Exercise Price or decrease the number of shares of Common Stock obtainable as otherwise determined pursuant to this Section 8.

(g)   Notices.

(i)   Immediately upon any adjustment of the Warrant Exercise Price, the Company will give written notice thereof to the holder of this Warrant, setting forth in reasonable detail, and certifying, the calculation of such adjustment.

(ii)   The Company will give written notice to the holder of this Warrant at least ten (10) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Stock, (B) with respect to any pro rata subscription offer to holders of Common Stock or (C) for determining rights to vote with respect to any Organic Change (as defined below), dissolution or liquidation, provided that such information shall be made known to the public prior to or in conjunction with such notice being provided to such holder.

(iii)   The Company will also give written notice to the holder of this Warrant at least ten (10) days prior to the date on which any Organic Change, dissolution or liquidation will take place, provided that such information shall be made known to the public prior to or in conjunction with such notice being provided to such holder.

Section 9.   Purchase Rights; Reorganization, Reclassification, Consolidation, Merger or Sale.

(a)   In addition to any adjustments pursuant to Section 8 above, if at any time the Company grants, issues or sells any Options, Convertible Securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of Common Stock (the Purchase Rights), then the holder of this Warrant will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such holder could have acquired if such holder had held the number of shares of Common Stock acquirable upon complete exercise of this Warrant immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights.

(b)   Any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Company's assets to another Person or other transaction in each case which is effected in such a way that holders of Common Stock are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Common Stock is referred to herein as an Organic Change. Prior to the consummation of any (i) sale of all or substantially all of the Company's assets to an acquiring Person or (ii) other Organic Change following which the Company is not a surviving entity, the Company will secure from the Person purchasing such assets or the successor resulting from such Organic Change (in each case, the Acquiring Entity) a written agreement (in form and substance satisfactory to the holders of Warrants representing at least two-thirds (iii) of the Warrant Shares issuable upon exercise of the Warrants then outstanding) to deliver to each holder of Warrants in exchange

for such Warrants, a security of the Acquiring Entity evidenced by a written instrument substantially similar in form and substance to this Warrant and satisfactory to the holders of the Warrants (including an adjusted warrant exercise price equal to the value for the Common Stock reflected by the terms of such consolidation, merger or sale, and exercisable for a corresponding number of shares of Common Stock acquirable and receivable upon exercise of the Warrants without regard to any limitations on exercise, if the value so reflected is less than any Applicable Warrant Exercise Price immediately prior to such consolidation, merger or sale). Prior to the consummation of any other Organic Change, the Company shall make appropriate provision (in form and substance satisfactory to the holders of Warrants representing a majority of the Warrant Shares issuable upon exercise of the Warrants then outstanding) to insure that each of the holders of the Warrants will thereafter have the right to acquire and receive in lieu of or in addition to (as the case may be) the Warrant Shares immediately theretofore issuable and receivable upon the exercise of such holder's Warrants (without regard to any limitations on exercise), such shares of stock, securities or assets that would have been issued or payable in such Organic Change with respect to or in exchange for the number of Warrant Shares which would have been issuable and receivable upon the exercise of such holder's Warrant as of the date of such Organic Change (without taking into account any limitations or restrictions on the exercisability of this Warrant).

Section 10. Lost, Stolen, Mutilated or Destroyed Warrant. If this Warrant is lost, stolen, mutilated or destroyed, the Company shall promptly, on receipt of an indemnification undertaking (or, in the case of a mutilated Warrant, the Warrant), issue a new Warrant of like denomination and tenor as this Warrant so lost, stolen, mutilated or destroyed.

Section 11. Notice. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Warrant must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of receipt is received by the sending party transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after receipt from delivery by a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Transfer Agent:	**If to the Company:**	**With a copy to:**
Computershare Shareholder Services 350 Indiana Street, Suite 750 Golden, CO 80401	Thunder Mountain Gold, Inc. 5427 West Chinden Blvd. Boise, Idaho 83704 Attention: Eric T. Jones	Charles A. Cleveland, P.S. 316 West Boone Avenue , Suite 660 Spokane, WA 99201 Attention: Charles A. Cleveland ESQ
Telephone:(303) 262-0600 Facsimile:(303) 262-0603	Telephone:(208) 366-4841 Facsimile:(208)	Telephone: (509) 326-1029 Facsimile: ((509) 326-1872

If to a holder of this Warrant, to it at the address and facsimile number set forth on Exhibit C hereto, with copies to such holder's representatives as set forth on Exhibit C, or at such other address and facsimile as shall be delivered to the Company upon the issuance or transfer of this Warrant. Each party shall provide five days' prior written notice to the other party of any change in address or facsimile number. Written confirmation of receipt (A) given by the recipient of such notice, consent, facsimile, waiver or other communication, (or (B) provided by a nationally recognized overnight delivery service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively).

Section 12.   Date. The date of this Warrant is set forth on page 1 hereof. This Warrant, in all events, shall be wholly void and of no effect after the close of business on the Expiration Date, except that notwithstanding any other provisions hereof, the provisions of Section 8(b) shall continue in full force and effect after such date as to any Warrant Shares or other securities issued upon the exercise of this Warrant.

Section 13.   Amendment and Waiver. Except as otherwise provided herein, the provisions of the Warrants may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the holders of Warrants representing at least two-thirds of the Warrant Shares issuable upon exercise of the Warrants then outstanding; provided that, except for Section 8(d), no such action may increase the Warrant Exercise Price or decrease the number of shares or class of stock obtainable upon exercise of any Warrant without the written consent of the holder of such Warrant.

Section 14.   Descriptive Headings; Governing Law. The descriptive headings of the several sections and paragraphs of this Warrant are inserted for convenience only and do not constitute a part of this Warrant. The corporate laws of the State of Nevada shall govern all issues concerning the relative rights of the Company and its stockholders. All other questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of Nevada, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Nevada or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Nevada.   Any controversy arising out of, connected to, or relating to any matters herein of the transactions between the Holder and the Company (including for purposes of arbitration, officers, directors, employees, controlling persons, affiliates, professional advisors, attorneys, agents, or promoters of the Company), on behalf of the undersigned, or this Warrant Agreement, or the breach thereof, including, but not limited to any claims of violations of Federal and/or State Securities Acts, Banking Statutes, Consumer Protection Statutes, Federal and/or State anti-Racketeering (e.g. RICO) claims as well as any claims relating or deriving from this Agreement, or underlying securities law and any State Law claims of fraud, negligence, negligent misrepresentations, and/or conversion shall be settled by arbitration; and in accordance with this paragraph and judgment on the arbitrator's award may be entered in any court having jurisdiction thereof in accordance with the provisions of Nevada Law. The Holder waives any right to punitive damage claims. In the event of such a dispute, each party to the conflict shall select an arbitrator, both of whom shall then select a third arbitrator, which shall constitute the three person arbitration board. The decision of a majority of the board of arbitrators, who shall render their decision within thirty (30) days of appointment of the final arbitrator, shall be binding upon the parties. Venue for any arbitration shall lie in Boise, Idaho.

Section 15.   Waiver of Jury Trial. **AS A MATERIAL INDUCEMENT FOR EACH PARTY HERETO TO ENTER INTO THIS WARRANT, THE PARTIES HERETO HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING RELATED IN ANY WAY TO THIS WARRANT AND/OR ANY AND ALL OF THE OTHER DOCUMENTS ASSOCIATED WITH THIS TRANSACTION.**

Section 16.   Company's Right to Redeem Warrant. Once the shares that would be issued upon exercise of this warrant are subject to an effective registration statement, then this Warrant may be redeemed by the Company, upon thirty (30) days prior within notice (Notice Period) by the Company, at a redemption price of $0.01 per Warrant Share (the Redemption Price), so long as the Company's Closing Bid Price for the shares must have been in excess of $0.94 per share for the 30 consecutive days preceding the notice of demand for exercise. Upon notice to the Holder hereof, and only if the condition has been met, then the Holder will have thirty (30) days in which to exercise the Warrants being redeemed or accept the Redemption Price.

IN WITNESS WHEREOF, the Company has caused this Series B Warrant to be signed as of the date first set forth above.

THUNDER MOUNTAIN GOLD, INC.

By:

    Name: E. James Collord

    Title: President and Chief Executive Officer

EXHIBIT A TO SERIES B WARRANT

EXERCISE NOTICE

TO BE EXECUTED
BY THE REGISTERED HOLDER TO EXERCISE THIS SERIES B WARRANT

THUNDER MOUNTAIN GOLD, INC.

The undersigned holder hereby exercises the right to purchase _____ of the shares of Common Stock (<u>Warrant Shares</u>) of Thunder Mountain Gold, Inc. (the <u>Company</u>), evidenced by the attached Series B Common Stock Purchase Warrant (the <u>Warrant</u>). Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.

Specify Method of exercise by check mark:

    1.   Cash Exercise

        (a) <u>Payment of Warrant Exercise Price</u>. The holder shall pay the Aggregate Exercise Price of $_____ to the Company in accordance with the terms of the Warrant.

        (b) <u>Delivery of Warrant Shares</u>. The Company shall deliver to the holder _____ Warrant Shares in accordance with the terms of the Warrant.

    2.   Cashless Exercise

        (a) <u>Payment of Warrant Exercise Price</u>. In lieu of making payment of the Aggregate Exercise Price, the holder elects to receive upon such exercise the Net Number of shares of Common Stock determined in accordance with the terms of the Warrant.

        (b) <u>Delivery of Warrant Shares</u>. The Company shall deliver to the holder _____ Warrant Shares in accordance with the terms of the Warrant.

Date: _____ __, _____

Name of Registered Holder

By:
Name:
Title:

EXHIBIT B TO SERIES B COMMON STOCK PURCHASE WARRANT

WARRANT POWER

FOR VALUE RECEIVED, the undersigned does hereby assign and transfer to _____, Federal Identification No. _____, a warrant to purchase _____ shares of the capital stock of Thunder Mountain Gold, Inc. represented by warrant certificate no. _____, standing in the name of the undersigned on the books of said corporation. The undersigned does hereby irrevocably constitute and appoint _____, attorney to transfer the warrants of said corporation, with full power of substitution in the premises.

Dated:

By:
Name:
Title:

Signature Guaranteed:

NOTICE: The signature to the form to assign the Warrant must correspond with the name as written upon the face of the within Warrant in every particular without alteration or enlargement or any change whatsoever, and must be guaranteed by a bank, other than a savings bank, or by a trust company or by a firm having membership on a registered national securities exchange.

EXHIBIT C TO SERIES B COMMON STOCK PURCHASE WARRANT

HOLDER'S ADDRESS

_____

_____

_____

_____

[

Exhibit 4.5

THE SECURITIES OFFE RED HER EBY HAV E NOT BEEN REGISTERED UNDER THE UNITED STATES *SECURITIES ACT OF 1933*, *AS AMENDED* (THE "U.S. SECU RITIES ACT") OR ANY STATE SECURITIES LA WS, AND A RE PROPOSED TO BE ISSU ED IN R ELIANCE U PON AN EXEMPTION OR S AFE H ARBOUR F ROM THE REGIST RATION REQUIREMENTS OF THE U.S. SECU RITIES ACT. S UCH SEC URITIES M AY N OT BE REOFF ERED F OR SALE O R RESOLD OR OTHERWISE TRANSFERRED EX CEPT IN A CCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO AN EFF ECTIVE RE GISTRATION U NDER THE U.S. SE CURITIES A CT AN D ALL APPLICABLE STATE SECURITIES LAWS, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND AL L APPLIC ABLE STATE SECU RITIES LAWS. HEDGING TR ANSACTIONS I NVOLVING THE SECURITIES MAY NOT BE CONDUCTE D UNLESS IN COMPLIANCE WITH THE U.S. SECURITIES ACT.

THUNDER MOUNTAIN GOLD, INC.

SUBSCRIPTION AGREEMENT FOR UNITS AT CDN$0.20 PER UNIT

JULY 13, 2010

INSTRUCTIONS FOR COMPLETING THIS SUBSCRIPTION AGREEMENT

Each Subscriber must deliver the following, as applicable:

(a)   this Subscription Agreement, duly executed by the Subscriber;

(b)   a completed Schedule A, entitled "Information about the Subscriber",

(c)   if the Subscriber is a resident of Canada and is purchasing as an Accredited Investor, the Certificate of Canadian Accredited Investor attached hereto as Schedule B;

(d)   if the Subscriber is a "U.S. Purchaser", as defined below, the Certificate of U.S. Accredited Investor attached hereto as Schedule C;

(e)   if the Subscriber is a resident of or located in a jurisdiction outside of Canada or the United States, such documentation reasonably requested by the Corporation to establish that the issuance of Units will be exempt from any prospectus, registration or equivalent requirements; and

(f)   a certified cheque or bank draft payable to **"Thunder Mountain Gold, Inc."** for the aggregate Subscription Price subscribed for under this Subscription Agreement.

A "U.S. Purchaser" is (a) any "U.S. person" as defined in Regulation S under United States federal securities laws, (b) any person purchasing securities on behalf of any "U.S. Person" or any person in the United States, (c) any person that receives or received an offer to sell the securities while in the United States, (d) any person that is in the United States at the time the purchaser's buy order was made or this subscription agreement was executed or delivered. "U.S. person" includes but is not limited to (i) any natural person resident in the United States; (ii) any partnership or corporation organized or incorporated under the laws of the United States; (iii) any partnership or corporation organized outside the United States by a U.S. person principally for the purpose of investing in securities not registered under the U.S. Securities Act of 1933, unless it is organized or incorporated, and owned, by accredited investors who are not natural persons, estates or trusts; (iv) any estate or trust of which any executor or administrator or trustee is a U.S. person.

SUBSCRIPTION FOR UNITS

TO: **THUNDER MOUNTAIN GOLD, INC. ("Thunder Mountain" or the "Issuer")**

Dated for Reference July 13, 2010
Cut-off Time for receipt of Subscription Agreement: 5:00 p.m., PST, September 10, 2010

The undersigned (the "**Investor**") hereby irrevocably subscribes for and agrees to purchase the number of units of the Issuer (the "**Units**") set forth below for the aggregate subscription price set forth below (the "**Subscription Price**"), representing a subscription price of C$0.20 per Unit, upon and subject to the terms and conditions set forth in the "Terms and Conditions of Subscription for Units" attached hereto (together with the face pages and the attached Schedules, the "**Subscription Agreement**"). Each Unit will be comprised of one share of common stock of the Issuer (each a "**Share**") and one share purchase warrant (each a "**Warrant**"). Each Warrant will entitle the holder to purchase one additional share of common stock of the Issuer for a three year period following closing at a price of C$0.20 per share at any time until the one year anniversary of the closing; C$0.25 per share thereafter at any time until the two year anniversary of the closing and C$0.30 per share thereafter until the three year anniversary of the closing. In the event that the Issuer's common shares trade at a closing price on the TSX Venture Exchange (the "**Exchange**") or the OTC Bulletin Board of greater than CAD$0.50 per share for a period of 20 consecutive trading days at any time after six months after the date of closing, the Issuer may accelerate the expiry of the Warrants by giving notice to the holders thereof and in such case the Warrants will expire on the 30th day after the date on which such notice is given by the Issuer. The common shares of the Issuer have been conditionally approved for listing on the Exchange. Closing is conditional upon the Issuer having satisfied all conditions precedent to listing on the Exchange other than such conditions that will be satisfied as a result of closing. The Warrants will not be listed for trading on the TSX.

(Name of Investor – please print)

By: _____
       (Authorized Signature)

_____
Official Capacity or Title - please print)

_____
(Please print name of individual whose signature appears above if different than the name of the Investor printed above.)

_____
(Investor's Address)

_____

_____
(Telephone Number)   (E-mail Address)

Number of Units: _____

Subscription Price: C$ _____

If the Investor is signing as agent for a principal and is not deemed to be acting as principal pursuant to National Instrument 45-106, or, in Ontario, a trust corporation or portfolio adviser purchasing as trustee or agent for accounts fully managed by it, complete the following and, if applicable, ensure that Schedules A or B is completed on behalf of such principal:

_____
(Name of Principal)

_____
(Principal's Address)   (E-mail Address)

<table>
<tr><td>

Register the Units as set forth below:

_____
(Name)

_____
(Account reference, if applicable)

_____
(Address)

_____

</td><td>

Deliver the Units as set forth below:

_____
(Name)

_____
(Account reference, if applicable)

_____
(Contact Name)

_____
(Address)

_____

</td></tr>
</table>

The Issuer hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Date of Acceptance: August _____, 2010.

THUNDER MOUNTAIN GOLD, INC.

By: _____
          E. James Collord, President

TERMS AND CONDITIONS OF SUBSCRIPTION FOR UNITS

1. **Definitions**

1.1 The following terms will have the meanings set forth below in this Subscription Agreement.

(a) "**Accredited Investor**" means, with respect to Canadian investors, an "accredited investor" as defined in NI 45-106, and, with respect to U.S. Purchasers, an "accredited investor" as defined in Rule 501(a) of Regulation D;

(b) "**Applicable Securities Laws**" means the securities legislation having application and the rules, policies, instruments, notices and orders issued by applicable securities regulatory authorities, including the Exchange, having application over this Offering;

(c) "**Closing**" means the completion of an issue and sale by Thunder Mountain and the purchase by the Investors of the Units pursuant to this Subscription Agreement at 10:00 a.m. on the Closing Date.

(d) "**Closing Date**" means the date specified by the Company, which date will be no later than September 15, 2010;

(e) "**Common Shares**" means the shares of common stock, $0.01 par value of the Issuer;

(f) "**Cut-off Time**" means the time after which Thunder Mountain will no longer accept subscriptions for the Offering, being 5:00 p.m. Vancouver time on August 31, 2010;

(g) "**Exchange**" means the TSX Venture Exchange;

(h) "**fully managed**" in relation to an account, means that the Investor has the discretion as to the account as contemplated by Applicable Securities Law;

(i) "**International Jurisdiction**" means a country other than Canada or the United States;

(j) "**Investor**" means the person or persons named as Investor on the face page of this Subscription Agreement and if more than one person is so named, means all of them jointly and severally;

(k) "**material**" means material in relation to Thunder Mountain and any subsidiary considered on a consolidated basis;

(l) "**material change**" means any change in the business, operations, assets, liabilities, ownership or capital of Thunder Mountain and any subsidiary considered on a consolidated basis that would reasonably be expected to have a significant effect on the market price or value of Thunder Mountain's securities;

(m) "**material fact**" means any fact that significantly affects or would reasonably be expected to have a significant effect on the market price or value of Thunder Mountain's securities;

(n) "**misrepresentation**" is as generally defined under Applicable Securities Laws;

(o) "**NI 45-106**" means Canadian National Instrument 45-106;

(p) "**Offering**" means the offering by Thunder Mountain of up to 6,600,000 Units on the terms set forth in this Agreement;

(q) "**Public Record**" means information which has been publicly filed by Thunder Mountain on EDGAR at www.sec.com under Applicable Securities Laws;

(r) "**Regulation D**" means Regulation D under the U.S. Securities Act;

(s)   "**Regulation S**" means Regulation S under the U.S. Securities Act;

(t)   "**Regulatory Acceptance**" means the acceptance of the transaction contemplated hereby and the approval for listing of the Shares and the Warrant Shares by the Exchange;

(u)   "**Rule 144**" means Rule 144 adopted by the SEC under the U.S. Securities Act;

(v)   "**SEC**" means the United States Securities and Exchange Commission;

(w)   "**Securities**" means the Units, the Shares, the Warrants and the Warrant Shares;

(x)   "**Shares**" means the Common Shares that will comprise a portion of the Units;

(y)   "**Subscription Agreement**" means this subscription agreement between the Investor and Thunder Mountain, including all Schedules incorporated by reference as it may be amended or supplemented from time to time;

(z)   "**Unit**" means a unit comprised of one Share and one whole Warrant sold together;

(aa)   "**U.S. Person**" means a U.S. Person as defined in Regulation S under the U.S. Securities Act;

(bb)   "**U.S. Purchaser**" means (i) any U.S. Person, (ii) any person purchasing securities on behalf of any U.S. Person or any person in the United States, (iii) any person that receives or received an offer to sell the securities while in the United States, and (iv) any person that is in the United States at the time the purchaser's buy order was made or this subscription agreement was executed or delivered;

(cc)   "**U.S. Securities Act**" means the United States *Securities Act of 1933*, as amended;

(dd)   "**Warrants**" means share purchase warrants, each of which Warrants will entitle the holder to purchase one additional share Common Share for a two year period following Closing on the terms described herein;

(ee)   "**Warrant Certificate**" means the certificate representing the Warrants issued to an Investor as part of an Unit; and

(ff)   "**Warrant Shares**" means the Common Shares to be issued upon the exercise of the Warrants as outlined in section 3.

2.   Prospectus Exempt Subscription Commitment

2.1   The Investor hereby subscribes for and agrees to purchase from Thunder Mountain, subject to the terms and conditions set forth herein, that number of Units of Thunder Mountain set out on the face page of this Subscription Agreement at the price of C$0.20 per Unit. Subject to the terms hereof, this Subscription will be deemed to have been made and be effective only upon its acceptance in whole or in part by Thunder Mountain.

2.2   The Investor acknowledges that there is no minimum amount of the Offering that must be completed in order for Thunder Mountain to accept the Investor's subscription. The Investor acknowledges that the size of the Offering may be increased without notice to the Investors.

3.   Description of Units – Share and Warrants

3.1   Each Unit consists of one (1) Share and one (1) Warrant in the capital of the Issuer.

3.2   The Warrants will be governed by the terms and conditions set out in the certificate representing the Warrants (the "**Warrant Certificates**") which will be delivered to the Investor at Closing. Each Warrant Certificate will contain, among other things, provision for the appropriate adjustment in a class, number and price of the Warrant Shares upon the occurrence of certain events, including any subdivision (split), consolidation (reverse-

split) or re-classification of the common shares of Thunder Mountain or payments of stock dividends or upon the merger or re-organization of Thunder Mountain. The Warrants will not contain any anti-dilution provisions.

3.3   Each Warrant will entitle the holder to purchase one additional Common Share for a three year period following Closing at a price of C$0.20 per share at any time until the one year anniversary of the closing; C$0.25 per share thereafter at any time until the two year anniversary of the closing and C$0.30 per share thereafter until the three year anniversary of the closing. In the event that the Common Shares trade at a closing price on the Exchange or the OTC Bulletin Board of greater than CAD$0.50 per share for a period of 20 consecutive trading days at any time after six months after the Closing Date, the Issuer may accelerate the expiry of the Warrants by giving notice to the holders thereof and in such case the Warrants will expire on the 30th day after the date on which such notice is given by the Issuer.

3.4   The Issuer may pay to finders a finders fee to any finder in connection with any sale of Units (a "**Finder**") equal to:

> (a)   cash equal to 10.0% of the gross proceeds received by the Issuer from the sale of the Units attributable to the Finder, plus

> (b)   a number of warrants (the "**Finders' Warrants**") equal to 10.0% of the number of Units sold that are attributable to the Finder, each of which will be entitle the Finder to purchase one additional Unit at the Offering Price (the "**Finders' Units**").

4.   Closings

4.1   The Investor must deliver to the Issuer, on or before the Cut-off Time, this Subscription Agreement duly completed and executed in accordance with the instructions on the cover page of this Agreement and arrange for concurrent wiring or delivery of certified funds for the Subscription Price. On request by Thunder Mountain, the Investor agrees to complete and deliver any other information as may reasonably be required by applicable regulatory authorities, the Exchange and Applicable Securities Laws to complete the transactions contemplated by this Agreement.

4.2   The Closing of the purchase and sale of the Units will occur on the date specified by the Company, which date will be no later than September 15, 2010, without further notice by the Company. The Company may close the Offering by way of multiple Closings. Delivery against payment for the Units will be completed by the Issuer at the offices of Lang Michener LLP on the Closing Date, or in the event of multiple Closings, on each Closing Date, at which time certificates representing the Shares and Warrants comprising the Units will be delivered to the Investor as the Investor has instructed on the cover page of this Agreement. The Company or Lang Michener, if applicable, is authorized to release your subscription funds from escrow to the Company upon Closing. The Investor hereby waives receiving any prior notice of Closing.

4.3   Once this Subscription Agreement is accepted by Thunder Mountain, the Company may elect to complete the sale of the Units contemplated by this Subscription Agreement. The initial Closing may not be sufficient to enable the Company to satisfy conditions to listing on the Exchange and there is no assurance that the Company will be able to obtain a listing on the Exchange.

5.   Investor's Representations, Warranties and Agreements

5.1   The Investor represents and warrants and acknowledges and agrees with (on its own behalf and, if applicable, on behalf of each beneficial purchaser for whom the Investor is contracting hereunder) Thunder Mountain that

> (a)   it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Securities and it is able to bear the economic risk of loss of its entire investment;

> (b)   its decision to execute this Subscription Agreement and purchase the Units agreed to be purchased hereunder has not been based upon any oral or written representation as to fact or otherwise made by or on

behalf of Thunder Mountain, and that its decision is based entirely upon its review of information about Thunder Mountain in the Public Record;

(c)   the Issuer has provided to it the opportunity to ask questions and receive answers concerning the terms and conditions of the offering and it has had access to such information concerning the Issuer as it has considered necessary or appropriate in connection with its investment decision to acquire the Securities;

(d)   it is acquiring the Securities for its own account, for investment purposes only and not with a view to any resale, distribution or other disposition of the Securities in violation of the United States securities laws;

(e)   it has not purchased the Securities as a result of any form of general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, internet, television or other form of telecommunications, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(f)   it understands the Securities have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and that the sale contemplated hereby is being made in reliance on an exemption from such registration requirements;

(g)   it understands that the Securities are "restricted securities" under applicable federal securities laws and that the U.S. Securities Act and the rules of the SEC provide in substance that the Purchaser may dispose of the Securities only pursuant to an effective registration statement under the U.S. Securities Act or an exemption therefrom (such as Rule 144), and, other than as set out herein, the Purchaser understands that the Issuer has no obligation to register any of the Securities or to take action so as to permit sales pursuant to the U.S. Securities Act (including Rule 144 thereunder);

(h)   it understands and acknowledges that upon the issuance thereof, and until such time as the same is no longer required under the applicable requirements of the U.S. Securities Act or applicable state securities laws and regulations, the certificates representing the Shares, the Warrants and the Warrant Shares, and all certificates issued in exchange therefor or in substitution thereof, will bear a legend in substantially the following form:

> **"THE SECURITIES REPRESENTE D HE REBY HAVE NOT BEEN AND WILL NOT BE REGISTERE D UNDER THE UNITED ST ATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR UNDER ANY STATE SECURITIES LAWS. THESE SECURI TIES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED UNLESS THERE IS AN EFFECTIVE REGISTR ATION STAT EMENT UNDER THE U.S. SECURITIES ACT AND SUCH LAWS COVERING SUCH SECURITIES, OR THE COMPANY RECEIVES AN OPINION OF COUNS EL ACCEPTABLE TO THE COMPANY STATING THAT SUCH OFFER, SALE, PLEDGE OR OTHER TRANSFE R IS EXEMPT FROM THE REGIST RATION AN D PRO SPECTUS DELIVERY REQUIREMENTS OF THE U.S . S ECURITIES ACT AND SU CH L AWS. DELIVERY OF THIS CERTIFI CATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF T RANSACTIONS ON STOCK E XCHANGES IN CANADA."**

(i)   it understands and agrees that the Warrants may not be exercised unless registered under the U.S. Securities Act and any applicable state securities laws or unless an exemption from such registration requirements is available and that certificates representing the Warrants will bear a legend to the following effect in addition to the legend stated above:

> **"THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1 933, AS A MENDED (THE "U.S. SECURITIES A CT"), OR THE**

SECURITIES LAWS OF AN Y ST ATE. THIS WARRANT MAY NOT BE EXERCISED UNLES S THE W ARRANT AND THE UN DERLYING SECURITIES HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEG ISLATION OF ANY SUCH STATE OR AN E XEMPTION F ROM S UCH REGI STRATION REQUIREMENTS IS AVAILABLE."

(j)   the Investor (or others for whom the Investor is contracting hereunder) has been advised to consult its own legal advisors with respect to the merits and risks of an investment in the Units and with respect to applicable resale restrictions and it (or others for whom it is contracting hereunder) is solely responsible (and Thunder Mountain is in no way responsible) for compliance with applicable resale restrictions;

(k)   the offer made by this Agreement is irrevocable, requires acceptance by Thunder Mountain in whole or in part and is subject to the right of Thunder Mountain to reject any Subscription prior to Closing by refunding any Subscription Price;

(l)   this Subscription is not enforceable by the Investor unless it has been accepted by Thunder Mountain and the Investor waives any requirement on Thunder Mountain's behalf to immediately communicate its acceptance for this Subscription to the Investor;

(m)   the subscription proceeds will be available to Thunder Mountain on Closing and this subscription is not conditional on any other subscription completing;

(n)   the Investor (and, if applicable, any beneficial purchaser for whom it is acting) is resident in the jurisdiction set out on the execution page of this Subscription Agreement;

(o)   the Investor is aware a finder's fee or other commission may be paid by Thunder Mountain in connection with this Subscription Agreement;

(p)   the Investor has duly and validly authorized, executed and delivered this Subscription Agreement and understands it is intended to constitute a valid and binding agreement of the Investor enforceable against the Investor;

(q)   in connection with the Investor's investment in the Units, the Investor has not relied upon Thunder Mountain for investment, legal or tax advice, and has, in all cases sought the advice of the Investor's own personal investment advisor, legal counsel and tax advisers or has waived its rights thereto and the Investor is either experienced in or knowledgeable with regard to the affairs of Thunder Mountain, or either alone or with its professional advisors is capable, by reason of knowledge and experience in financial and business matters in general, and investments in particular, of evaluating the merits and risks of an investment in the Units and is able to bear the economic risk of the investment and it can otherwise be reasonably assumed to have the capacity to protect its own interest in connection with the investment in the Units;

(r)   no prospectus has been filed by Thunder Mountain with any securities commission or similar authority in Canada or elsewhere, in connection with the issuance of the Units, and the issuance and the sale of the Units is subject to such sale being exempt from the prospectus/registration requirements under Applicable Securities Laws and accordingly:

(i)   the Investor will be restricted from using certain of the civil remedies available under such legislation;

(ii)   the Investor may not receive information that might otherwise be required to be provided to it under such legislation; and

(iii)   Thunder Mountain will be relieved from certain obligations that would otherwise apply under such legislation;

(s)   no person has made to the Investor any written or oral representations:

(i)   that any person will resell or repurchase the Units;

(ii)   that any person will refund the purchase price for the Units; or

(iii)   as to the future price or value of the Units;

(t)   no agency, governmental authority, regulatory body, stock exchange or other entity has made any finding or determination as to the merit for investment of, nor have any such agencies or governmental authorities made any recommendation or endorsement with respect to, the Securities; and

(u)   Thunder Mountain will rely on the representations and warranties made herein or otherwise provided by the Investor to Thunder Mountain in completing the sale and issue of the Units to the Investor.

5.2   The Investor hereby agrees that with respect to any personal information provided in this document or otherwise received by or in possession of Thunder Mountain ("**Personal Information**"), the Investor hereby acknowledges that the TMX Group and its affiliates, authorized agents, subsidiaries and divisions, including the Exchange collect Personal Information in certain Forms that are submitted by the individual and/or by an Issuer or Investor and use it for the following purposes:

(a)   to conduct background checks,

(b)   to verify the Personal Information that has been provided about each individual,

(c)   to provide disclosure to market participants as to the security holdings of directors, officers, other insiders and promoters of Thunder Mountain, or its associates or affiliates,

(d)   to conduct enforcement proceedings, and

(e)   to perform other investigations as required by and to ensure compliance with all applicable rules, policies, rulings and regulations of the Exchange, securities legislation and other legal and regulatory requirements governing the conduct and protection of the public markets in Canada.

As part of this process, the Exchange also collects additional Personal Information from other sources, including but not limited to, securities regulatory authorities in Canada or elsewhere, investigative, law enforcement or self-regulatory organizations, regulations services providers and each of their subsidiaries, affiliates, regulators and authorized agents, to ensure that the purposes set out above can be accomplished. The Investor consents to the disclosure by the Issuer of any Personal Information to the Exchange and such securities regulatory bodies as may have jurisdiction for the purpose of complying with Applicable Securities Laws and the rules and policies of the Exchangeand the further collection, use and disclosure of any Personal Information by the aforesaid regulator authorities for the discharge of their regulatory functions.

6.   Investor's Status to Purchase Prospectus Exempt Securities

6.1   The Investor, by its execution of this Subscription Agreement, hereby further represents, warrants to, and covenants with, Thunder Mountain (which representations, warranties and covenants shall survive the Closing of the Offering) that the Investor is purchasing the Units as principal for its own account, it is purchasing such Units not for the benefit of any other person, and not with a view to the resale or distribution of the Units:

(a)   Canadian or International Investors - Minimum Amount (C$150,000)

The aggregate acquisition cost of purchasing the Units will not be less than Cdn.$150,000 paid in cash at the time of purchase, and the Investor has not been created or used solely to purchase or hold the Units in reliance on this exemption; **or**

(b)   Canadian or International Investors - Accredited Investors

The Investor is an "accredited investor", as defined under NI 45-106, the Investor has properly completed and duly executed the Certificate of Canadian Accredited Investor attached to this

Subscription Agreement as **Schedule B** indicating the means by which the Investor is an Accredited Investor and confirms the truth and accuracy of all statements made by the Investor in such certificate, and the Investor has not been created or used solely to purchase or hold the Units in reliance on this Exemption; **or**

(c)   **U.S. Purchasers – Accredited Investors; Rule 506 of Regulation D**

If the Purchaser is a U.S. Purchaser, it is an "accredited investor" as defined in Rule 501(a) of Regulation D of the U.S. Securities Act; and the Investor has duly completed, executed and delivered to Thunder Mountain the Certificate of U.S. Accredited Investor attached hereto as **Schedule C** indicating the means by which the Investor is an Accredited Investor and confirms the truth and accuracy of all statements made by the Investor in such certificates.

6.2   Investors Outside of Canada and the U.S.

If the Investor is resident in a jurisdiction outside of Canada and the U.S. it acknowledges and certifies that:

(a)   the Investor

(i)   is reasonably knowledgeable of securities legislation having application or jurisdiction over the Investor and the Offering (other than the laws of Canada and the U.S.) which would apply to this subscription and believes that no laws in the International Jurisdiction require Thunder Mountain to make any filings or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the International Jurisdiction;

(ii)   understands it is purchasing the Units pursuant exemptions from any prospectus, registration or similar requirements under the laws of Canada, US and Investor's International Jurisdiction and that the Investor is permitted to purchase the Investor's Units, and Thunder Mountain has no filing obligations in the International Jurisdiction;

(iii)   represents that the Units are being acquired for investment only and not with a view to resale and distribution within the International Jurisdiction.

(b)   no securities commission in Canada or elsewhere or similar regulatory authority has reviewed or passed on the merits of the Units; there is no government or other insurance covering the Units; there are risks associated with the purchase of the Units; there are restrictions on the Investor's ability to resell the Units in Canada and US and possibly in the International Jurisdiction it is the responsibility of the Investor to determine what those restrictions are and to comply with them before selling the Units; and

(c)   as a consequence of acquiring securities pursuant to exemptions from prospectus and registration of selling person, certain protections, rights and remedies provided by Applicable Securities Laws, including statutory rights of rescission or damages, will not be available to the Investor.

7.   Thunder Mountain's Representations

7.1   Thunder Mountain, as Issuer, represents and warrants to the Investor that, as of the date of this Subscription and at Closing hereunder:

(a)   Thunder Mountain and its subsidiaries are valid and subsisting corporations duly incorporated and in good standing under the laws of the jurisdictions in which they are incorporated, continued or amalgamated;

(b)   Thunder Mountain and its subsidiaries are duly registered and licensed to carry on business in the jurisdictions in which they carry on business or own property where required under the laws of that jurisdiction;

(c)   Thunder Mountain and its subsidiaries are the beneficial owners of their properties, business and assets or the interests in such properties, business or assets, all agreements by which Thunder Mountain and

its subsidiaries hold an interest in a property, business or asset are in good standing in all material respects according to their terms, and the properties are in good standing in all material respects under the applicable laws of the jurisdictions in which they are situated;

(d) Thunder Mountain has complied, or will comply, with Applicable Securities Laws and all applicable corporate laws and regulations in connection with the offer, sale and issuance of the Units, and in connection therewith has not engaged in any "direct selling efforts," as such term is defined in Regulation S, or any "general solicitation or general advertising" as described in Regulation D;

(e) the financial statements contained in the Public Record accurately reflect the financial position of Thunder Mountain as at the date thereof, and no adverse material changes in the financial position of Thunder Mountain have taken place since the date of Thunder Mountain's last financial statements except as filed in the Public Record;

(f) the entering into of this Subscription Agreement and the creation, issuance and sale of the Units by Thunder Mountain does not and will not conflict with and does not and will not result in a breach of any of the terms, conditions or provisions of its constating documents or any agreement or instrument to which Thunder Mountain is a party;

(g) the Securities will, at the time of issue, be duly allotted, validly issued, fully paid and non-assessable and will be free of all liens, charges and encumbrances and Thunder Mountain will reserve sufficient shares in the treasury of Thunder Mountain to enable it to issue the Warrant Shares;

(h) this Subscription when accepted has been duly authorized by all necessary corporate action on the part of Thunder Mountain and, subject to acceptance by Thunder Mountain, will be duly executed and delivered by Thunder Mountain and constitutes a valid obligation of Thunder Mountain legally binding upon it and enforceable in accordance with its terms, and Thunder Mountain has full corporate power and authority to undertake the Offering;

(i) neither Thunder Mountain nor any of its subsidiaries is a party to any actions, suits or proceedings which could materially affect its business or financial condition, and to the best of Thunder Mountain's knowledge no such actions, suits or proceedings have been threatened as at the date hereof, except as disclosed in the Public Record;

(j) there are no judgments against Thunder Mountain or any of its subsidiaries which are unsatisfied, nor are there any consent decrees or injunctions to which Thunder Mountain or any of its subsidiaries is subject;

(k) the Common Shares have been conditionally approved for listing on the TSX;

(l) no order ceasing or suspending trading in the securities of Thunder Mountain nor prohibiting sale of such securities has been issued to Thunder Mountain or its directors, officers or promoters and to the best of Thunder Mountain's knowledge no investigations or proceedings for such purposes are pending or threatened.

8. **Covenants of Thunder Mountain and Registration Rights**

8.1 Thunder Mountain hereby covenants with each Investor that it will:

(a) offer, sell, issue and deliver the Securities pursuant to exemptions from the prospectus filing, registration or qualification requirements of Applicable Securities Laws and otherwise fulfil all post Closing filing requirements required to be fulfilled by Thunder Mountain (including without limitation, compliance with all Applicable Securities Laws) in connection with the Offering;

(b) use reasonable commercial efforts to complete the listing of the Common Shares on the Exchange;

(c) upon listing on the Exchange, use its best efforts to maintain its status as a "reporting issuer" in good standing in Canada for a period of 2 years after the Closing Date;

(d) within the required time, file with the Exchange any documents, reports and information, in the required form, required to be filed by Applicable Securities Laws in connection with the Offering, together with any applicable filing fees and other materials; and

(e) use its best efforts to satisfy as expeditiously as possible any conditions of the Exchange required to be satisfied prior to the Regulatory Acceptance of this Offering; and

8.2 The Issuer will, not later than 45 days from the Closing Date (as defined below) file with the SEC a registration statement (the "**Registration Statement**") registering the resale of the Shares, the Warrant Shares and the Finders' Shares under the U.S. Securities Act use its best efforts to cause such Registration Statement to be declared effective within four months from the Closing Date.

9. Canadian Resale Restrictions and Legending of Securities

9.1 In addition to the legends imposed by Section 5.1, the Investor acknowledges that any resale of the Securities will be subject to resale restrictions contained under Canadian securities laws applicable to Thunder Mountain, the Investor or any proposed transferee. All Investors will receive, for the Shares, the Warrants and any Warrant Shares acquired, certificates bearing the following legend imprinted thereon:

> **"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE LATER OF (i) [insert that date which is four mon ths and a d ay from t he Cl osing Date], A ND (ii) THE DATE THE ISSUE R BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY."**

> **"WITHOUT PRIOR WRITTEN APPROV AL OF T HE EX CHANGE AN D COMPLIANCE WITH ALL APPLI CABLE SECURITIES LEGIS LATION, THE SECURITIES REPRESE NTED BY T HIS CE RTIFICATE M AY N OT B E SOLD, TRANSFERRED, HYP OTHECATED OR OTHERWISE TRADE D ON OR THROUGH THE FACILIT IES OF THE TS X VENTURE EXCHANGE OR OTHERWISE IN C ANADA OR T O OR F OR T HE BENEFIT OF A CANADIAN RESIDENT UNTIL [ins ert that dat e whic h is four months and a day from th e Closing Date.]"**

10. General

10.1 Time is of the essence hereof.

10.2 Neither this Subscription Agreement nor any provision hereof shall be modified, changed, discharged or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge or termination is sought.

10.3 The parties hereto shall execute and deliver all such further documents and instruments and do all such acts and things as may either before or after the execution of this Subscription Agreement be reasonably required to carry out the full intent and meaning of this Subscription Agreement.

10.4 This Subscription Agreement shall be subject to, governed by and construed in accordance with the laws of British Columbia and the laws of Canada as applicable therein and the Investor hereby irrevocably attorns to the jurisdiction of the Courts situate therein.

10.5 This Subscription Agreement may not be assigned by any party hereto.

10.6 Thunder Mountain shall be entitled to rely on delivery of a facsimile copy of this Subscription Agreement, and acceptance by Thunder Mountain of a facsimile copy of this Subscription Agreement shall create a legal, valid and binding agreement between the Investor and Thunder Mountain in accordance with its terms.

10.7   This Subscription Agreement may be signed by the parties in as many counterparts as may be deemed necessary, each of which so signed shall be deemed to be an original, and all such counterparts together shall constitute one and the same instrument.

10.8   This Subscription Agreement, including, without limitation, the representations, warranties, acknowledgements and covenants contained herein, shall survive and continue in full force and effect and be binding upon the parties notwithstanding the completion of the purchase of the Units by the Investor pursuant hereto, the completion of the issue of Units of Thunder Mountain and any subsequent disposition by the Investor of the Units.

10.9   The invalidity or unenforceability of any particular provision of this Subscription Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Subscription Agreement.

10.10   Except as expressly provided in this Subscription Agreement and in the agreements, instruments and other documents contemplated or provided for herein, this Subscription Agreement contains the entire agreement between the parties with respect to the sale of the Securities and there are no other terms, conditions, representations or warranties, whether expressed, implied, oral or written, by statute, by law, by Thunder Mountain, by the Investor, or by anyone else.

10.11   All monetary amounts are in Canadian Dollars.

SCHEDULE A

INFORMATION REGARDING THE SUBSCRIBER

Please check the appropriate box (and complete the required information, if applicable) in each section:

1.   **Security Holdings**. Prior to giving effect to the securities being subscribed for under this Subscription Agreement, the Subscriber and all persons acting jointly and in concert with the Subscriber currently own, directly or indirectly, or exercise control or direction over (provide additional detail as applicable):

☐   _____ common shares of the Corporation and/or the following other kinds of shares and convertible securities (including but not limited to convertible debt, warrants and options) entitling the Subscriber to acquire additional common shares or other kinds of shares of the Corporation:

_____

_____

☐   No shares of the Corporation or securities convertible into shares of the Corporation.

2.   **Insider Status**. The Subscriber either:

☐   Is an "Insider" of the Corporation by virtue of being:

(a)   a director or executive officer of the Corporation;

(b)   a director or executive officer of a company that is an Insider or subsidiary of the Corporation;

(c)   a person that beneficially owns or controls, directly or indirectly, voting shares of the Corporation carrying more than 10% of the voting rights attached to all the Corporation's outstanding voting shares; or

(d)   the Corporation itself if it holds any of its own securities.

☐   Is not an Insider of the Corporation.

3.   **Pro Group Status**. The Subscriber either:

☐   Is a Member of the "Pro Group" which is defined as either individually or as a group:

1.   the member (i.e. a member of the Exchange under the Exchange requirements);

2.   employees of the member;

3.   partners, officers and directors of the member;

4.   affiliates of the member;

5.   such other persons as the Exchange may determine; and

6.   associates of any parties referred to in paragraphs 1 through 5 above.

☐   Is not a member of the Pro Group.

SCHEDULE B

CERTIFICATE OF CANADIAN ACCREDITED INVESTOR

TO: **Thunder Mountain Gold, Inc. ("Thunder Mountain")**

In connection with the purchase of Units in the capital of Thunder Mountain (as defined in the Unit Subscription Agreement having a Reference Date of July 13, 2010) by the undersigned Investor or, if applicable, the principal on whose behalf the undersigned is purchasing as agent (the "**Investor**" for the purposes of this Schedule A), the Investor hereby represents, warrants, covenants and certifies to Thunder Mountain that:

1.   The Investor is purchasing the Units as principal for its own account or is deemed to be acting as principal pursuant to National Instrument 45-106 entitled "Prospectus and Registration Exemptions" ("**NI 45-106**");

2.   The Investor is an "accredited investor" within the meaning of NI 45-106 by virtue of satisfying the indicated criterion as set out in Appendix "A" to this Certificate for Canadian Accredited Investor; and

3.   Upon execution of this Schedule B by the Investor, this Schedule A shall be incorporated into and form a part of the Subscription Agreement.

Dated _____, 2010.

X _____
Signature of individual (if Investor **is** an individual)

X _____
Authorized signatory (if Investor is **not** an individual)

Name of Investor (**please print**)

Name of authorized signatory (**please print**)

Official capacity of authorized signatory (**please print**)

IMPORTANT: PLEASE INITIAL APPENDIX "A" ON THE NEXT PAGE

APPENDIX "A"

TO SCHEDULE B

Accredited Investor - (defined in NI 45-106) means:

☐   (a)   an individual who, either alone or with a spouse, beneficially owns, directly or indirectly, financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds $1,000,000;

☐   (b)   an individual whose net income before taxes exceeded $200,000 in each of the 2 most recent calendar years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of the 2 most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

☐   (c)   an individual who, either alone or with a spouse, has net assets of at least $5,000,000;

☐   (d)   a person, other than an individual or investment fund, that has net assets of at least $5,000,000 as shown on its most recently prepared financial statements;

☐   (e)   a person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are accredited investors;

☐   (f)   a Canadian financial institution, or a Schedule III bank;

☐   (g)   the Business Development Bank of Canada incorporated under the *Business Development Bank of Canada Act* (Canada);

☐   (h)   a subsidiary of any person referred to in paragraphs (f) or (g), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

☐   (i)   a person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a person registered solely as a limited market dealer under one or both of the *Securities Act* (Ontario) or the *Securities Act* (Newfoundland and Labrador);

☐   (j)   an individual registered or formerly registered under the securities legislation of a jurisdiction of Canada as a representative of a person referred to in paragraph (i);

☐   (k)   the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

☐   (l)   a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;

☐   (m)   any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐   (n)   a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐   (o)   an investment fund that distributes or has distributed its securities only to

          (i)   a person that is or was an accredited investor at the time of the distribution;

        (ii)   a person that acquires or acquired securities in the circumstances referred to in Sections 2.10 [*Minimum amount investment*], and 2.19 [*Additional investment in investment funds*] of NI 45-106; OR

        (iii)   a person described in paragraph (i) or (ii) that acquires or acquired securities under Section 2.18 [*Investment fund reinvestment*] of NI 45-106;

☐   (p)   an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

☐   (q)   a trust company or trust corporation registered or authorized to carry on business under the *Trust and Loan Companies Act* (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

☐   (r)   a person acting on behalf of a fully managed account managed by that person, if that person

        (i)   is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction; and

        (ii)   in Ontario, is purchasing a security that is not a security of an investment fund;

☐   (s)   a registered charity under the *Income Tax Act* (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

☐   (t)   an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (f) to (i) or paragraph (n) in form and function;

☐   (u)   an investment fund that is advised by a person registered as an adviser or a person that is exempt from registration as an adviser; OR

☐   (v)   a person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as

        (i)   an accredited investor; or

        (ii)   an exempt purchaser in Alberta or British Columbia after NI 45-106 comes into force;

and for purposes hereof:

(a)   ***"Canadian financial institution"*** means

        (i)   an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of the *Cooperative Credit Associations Act* (Canada), or

        (ii)   a bank, loan corporation, trust company , trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

(b)   ***"control person"*** has the meaning ascribed to that term in securities legislation except Ontario where "control person" means any person that holds or is one of a combination of persons that hold

        (i)   a sufficient number of any of the securities of an issuer so as to affect materially the control of Thunder Mountain, or

(ii)   more than 20% of the outstanding voting securities of an issuer except where there is evidence showing that the holding of those securities does not affect materially the control of that issuer;

(c)   *"eligibility adviser"* means a person that is registered as an investment dealer or in an equivalent category of registration under the securities legislation of the jurisdiction of a purchaser and authorized to give advice with respect to the type of security being distributed;

(d)   *"executive officer"* means, for an issuer, an individual who is

        (i)   a chair, vice-chair or president,

        (ii)   a vice-president in charge of a principal business unit, division or function including sales, finance or production,

        (iii)   an officer of Thunder Mountain or any of its subsidiaries and who performs a policy-making function in respect of Thunder Mountain, or

        (iv)   performing a policy-making function in respect of Thunder Mountain;

(e)   *"financial assets"* means (i) cash, (ii) securities or (iii) a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

(f)   *"founder"* means, in respect of an issuer, a person who,

        (i)   acting alone, in conjunction or in concert with one or more persons, directly or indirectly, takes the initiative in founding, organizing or substantially reorganizing the business of Thunder Mountain, and

        (ii)   at the time of the trade is actively involved in the business of Thunder Mountain;

(g)   *"fully managed account"* means an account of a client for which a person makes the investment decisions if that person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

(h)   *"investment fund"* has the meaning ascribed thereto in National Instrument 81-106 - *Investment Fund Continuous Disclosure*;

(i)   *"person"* includes

        (i)   an individual,

        (ii)   a corporation,

        (iii)   a partnership, trust, fund and an association, syndicate, organization or other organized group of persons, whether incorporated or not, and

        (iv)   an individual or other person in that person's capacity as a trustee, executor, administrator or personal or other legal representative;

(j)   *"related liabilities"* means

        (i)   liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets, or

        (ii)   liabilities that are secured by financial assets.

(k)   *"spouse"* means, an individual who,

        (i)   is married to another individual and is not living separate and apart within the meaning of the *Divorce Act* (Canada), from the other individual,

        (ii)   is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or

(iii)   in Alberta, is an individual referred to in paragraph (i) or (ii) immediately above or is an adult interdependent partner within the meaning of the *Adult Interdependent Relationships Act* (Alberta); and

(l)   ***"subsidiary"*** means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary;

Affiliated Entities and Control

1.   An issuer is considered to be an affiliate of another issuer if one of them is a subsidiary of the other, or if each of them is controlled by the same person.

2.   A person (first person) is considered to control another person (second person) if

(a)   the first person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless the first person holds the voting securities only to secure an obligation,

(b)   the second person is a partnership, other than a limited partnership, and the first person holds more than 50% of the interests in the partnership, or

(c)   the second person is a limited partnership and the general partner of the limited partnership is the first person.

SCHEDULE C

CERTIFICATE OF U.S. ACCREDITED INVESTOR

TO: **Thunder Mountain Gold, Inc. ("Thunder Mountain")**

In connection with the purchase of Units in the capital of Thunder Mountain (as defined in the Unit Subscription Agreement having a Reference Date of July 13, 2010) by the undersigned Investor or, if applicable, the principal on whose behalf the undersigned is purchasing as agent (the "**Investor**" for the purposes of this Schedule A), the Investor hereby represents, warrants, covenants and certifies to Thunder Mountain that it is an "accredited investor" as defined in Rule 501(a) of Regulation D by virtue of satisfying one or more of the categories indicated below (please place your initials on the appropriate line(s)):

_____   Category 1.   A bank, as defined in Section 3(a)(2) of the U.S. Securities Act; or

_____   Category 2.   A savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act; or

_____   Category 3.   A broker or dealer registered pursuant to Section 15 of the *Securities Exchange Act of 1934*; or

_____   Category 4.   An insurance company as defined in Section 2(13) of the U.S. Securities Act; or

_____   Category 5.   An investment company registered under the *Investment Company Act of 1940*; or

_____   Category 6.   A business development company as defined in Section 2(a)(48) of the *Investment Company Act of 1940*; or

_____   Category 7.   A small business investment company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the *Small Business Investment Act of 1958*; or

_____   Category 8.   A plan established and maintained by a state, its political subdivision or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, with assets in excess of US$5,000,000; or

_____   Category 9.   An employee benefit plan within the meaning of the *Employee Retirement Income Security Act of 1974* in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment advisor, or an employee benefit plan with total assets in excess of US$5,000,000 or, if a self-directed plan, the investment decisions are made solely by persons who are accredited investors; or

_____   Category 10. A private business development company as defined in Section 202(a)(22) of the *Investment Advisors Act of 1940*; or

_____ Category 11. An organization described in Section 501(c)(3) of the *Internal Revenue Code*, a corporation, a Massachusetts or similar business trust, or a partnership, not formed for the specific purpose of acquiring the Units, with total assets in excess of US$5,000,000; or

_____ Category 12. A director, executive officer or general partner of Thunder Mountain; or

_____ Category 13. A natural person whose individual net worth, or joint net worth with that person's spouse, at the time of this purchase exceeds US$1,000,000; or

_____ Category 14. A natural person who had an individual income in excess of US$200,000 in each year of the two most recent years or joint income with that person's spouse in excess of US$300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year; or

_____ Category 15. A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in SEC Rule 506(b)(2)(ii); or

_____ Category 16. An entity in which each of the equity owners meets the requirements of one of the above categories.

ONLY U.S. PURCHASERS NEED COMPLETE AND SIGN

Dated _____, 2010.

X _____
Signature of individual (if Investor **is** an individual)

X _____
Authorized signatory (if Investor is **not** an individual)

_____
Name of Investor (**please print**)

_____
Name of authorized signatory (**please print**)

_____
Official capacity of authorized signatory (**please print**)

Exhibit 4.6



THUNDER MOUNTAIN GOLD, INC.
5248 West Chinden Boulevard, Boise, Idaho 83714

August 23, 2010

TO THE UNDERSIGNED SUBSCRIBER OF UNITS

Dear Investor:

Thunder Mountain Gold, Inc. (the "Company")

- Subscription Agreement (the "Subscription Agreement") for units of the Company (the "Units"), with each Unit comprised of one share of the Company's common stock (a "Share") and one share purchase warrant (each a "Warrant")

Further to our discussions, we write to confirm that the Company wishes to proceed with the closing of the purchase and sale of Units pursuant to the Subscription Agreement in advance of listing of the Company's common stock on the TSX Venture Exchange (the "**Exchange**"). The Company's objective in pursuing the early closing is to enable the Company to proceed with Phase 1 of the exploration program recommended by the Company's NI 43-101 report on the South Mountain property during the 2010 exploration program prior to the onset of winter weather and adverse field conditions.

In order to facilitate this early closing, we confirm the agreement between the Company and yourself as subscriber to amend the terms of the Subscription Agreement to provide as follows:

- the Closing of the purchase and sale of the Units will not be subject to either Regulatory Acceptance, as originally contemplated in Section 4.2 and 4.3 of the Subscription Agreement, or the condition that all conditions to listing of the Common Shares on the Exchange be satisfied, as originally contemplated in Section 4.3 of the Subscription Agreement;

- the Closing will occur on a date specified by the Company, which date will be no later than September 15, 2010, without further notice and you authorize the Company or Lang Michener, if applicable, to release your subscription funds from escrow to the Company upon Closing;

- the Company may close the Offering by way of multiple Closings and the initial Closing may not be sufficient to enable the Company to satisfy conditions to listing on the Exchange; and

- the term of the Warrants will be amended to extend the term to a three year term, subject to the forced exercise provisions of the Subscription Agreement, and to provide that the exercise price of the Warrants will be (i) CDN$0.20 during the first year of the term of the Warrants, (ii) CDN$0.25 during the second year of the term of the Warrants, and (iii) CDN$0.30 during the third and final year of the term of the Warrants.

The Subscription Agreement will continue in full force and effect without amendment except as expressly amended by the terms of this letter agreement. Capitalized terms used in this letter agreement that are not defined in this letter agreement have the meanings prescribed by the Subscription Agreement.

If you are in agreement, please sign below to confirm your agreement and return your signed copy to us via delivery, fax to (208) 322-5626 or by e-mail to eric@thundermountaingold.com.

Yours truly,

THUNDER MOUNTAIN GOLD, INC.

Per:

Accepted and agreed this _____ day of August, 2010.

	X
Name of Investor (**please print**)	Signature of Investor or Authorized Signatory
	Number of Units Subscribed For

Exhibit 4.7

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR UNDER ANY STATE SECURITIES LAWS. THESE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT AND SUCH LAWS COVERING SUCH SECURITIES, OR THE COMPANY RECEIVES AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY STATING THAT SUCH OFFER, SALE, PLEDGE OR OTHER TRANSFER IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF THE U.S. SECURITIES ACT AND SUCH LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THIS WARRANT MAY NOT BE EXERCISED UNLESS THE WARRANT AND THE UNDERLYING SECURITIES HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY IN CANADA BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE LATER OF (i) SEPTEMBER 22, 2010, AND (ii) THE DATE THE ISSUER BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY OF CANADA.

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL JANUARY 23, 2011

WARRANTS TO PURCHASE UNITS OF

THUNDER MOUNTAIN GOLD, INC.

a Nevada corporation

CERTIFICATE NO.: FW-1

September 22, 2010 (the "**Issue Date**")

THIS IS TO CERTIFY THAT, for value received Haywood Securities Inc., Suite 2000, 400 Burrard Street, Vancouver, B.C., V6C 3A6 (hereinafter called the "**holder**") is entitled to subscribe for and purchase 455,000 units (a "**Unit**"), each consisting of one fully paid and non-assessable share of common stock (a "**Common Share**") in the capital of **THUNDER MOUNTAIN GOLD, INC.** (hereinafter called the "**Company**"), and one common share purchase warrant (a "**Unit Warrant**") (i) at any time on or before 4:00 p.m. (Vancouver Time) on September 22, 2011 at a price of CDN$0.20 per Unit, (ii) at any time thereafter on or before 4:00 p.m. (Vancouver Time) on September 22, 2012 at a price of CDN$0.25 per Unit, and (iii) at any time thereafter on or before 4:00 p.m. (Vancouver Time) on September 22, 2013 at a price of CDN$0.30 per Unit in each case subject to adjustment and to the provisions and terms and conditions herein set forth. The Warrants will be void and of no value after 4:00 p.m. (Vancouver Time) on September 22, 2013 (the "**Expiry Time**"). **In the event that the trading price of the Common Shares on the TSX Venture Exchange or the OTC Bulletin Board (or such other stock exchange on which the Company's Common Shares are principally traded) closes above CDN$0.50 per Common Share for 20 consecutive trading days in the period commencing March 22, 2011, the Company may accelerate the Expiry Time of the Warrants to 4:00 p.m. (Vancouver Time) on the date which is 30 days after notice is given to the holder via a press release of the accelerated Expiry Time (the "Accelerated Expiry Time"). In the event that the holder does not exercise the Warrants prior to the Accelerated Expiry Time, the holder shall forfeit the right to acquire the Unit Warrants issuable upon the exercise of the Warrant, and thereafter this Warrant shall only entitle the holder to purchase Common Shares in accordance with the terms of this certificate (the "Warrant Certificate").**

The Unit Warrants will have the terms and conditions and will be in the form of the warrant certificate attached hereto as Appendix D. The Unit Warrants will be exercisable upon issuance (i) at any time on or before 4:00 p.m. (Vancouver Time) on September 22, 2011 at a price of CDN$0.20 per Common Share, (ii) at any time thereafter on or before 4:00 p.m. (Vancouver Time) on September 22, 2012 at a price of CDN$0.25 per Common Share, and (iii) at any time thereafter on or before 4:00 p.m. (Vancouver Time) on September 22, 2013 at a price of CDN$0.30 per Common Share in each case subject to adjustment and to the provisions and terms and conditions herein set forth. **In the event that the trading price of the Common Shares on the TSX Venture Exchange or the OTC Bulletin Board (or such other stock exchange on which the Company's Common Shares are principally traded) closes above CDN$0.50 per Common Share for 20 consecutive trading days in the period commencing March 22, 2011, the Company may accelerate the Expiry Time of the Unit Warrants to 4:00 p.m. (Vancouver Time) on the date which is 30 days after notice is given to the holder via a press release of the accelerated Expiry Time.**

The rights to acquire the Units granted by this Warrant Certificate may be exercised by the holder, subject to the terms and conditions hereof, in whole or in part (but not as to a fractional Common Share or a fractional Unit Warrant), by surrender of this Warrant Certificate and the duly completed and executed Exercise Form attached hereto as Appendix "A" to the offices of the Company located at 5248 West Chinden Street, Boise, Idaho, accompanied by a certified cheque, bank draft or money order payable in Canadian dollars or an equivalent amount in United States dollars determined based on the noon exchange rate published by the Bank of Canada on the date of exercise of the Warrants to or to the order of the Company in payment of an amount equal to the purchase price of the number of Units for which Warrants are then exercised.

See attached Appendix "B" for instructions on how to exercise Warrants represented by this Warrant Certificate.

Surrender of this Warrant Certificate and the duly completed Exercise Form with payment of the purchase price as provided above will be deemed to have been effected only on personal delivery thereof to, or if sent by mail or other means of transmission on actual receipt thereof by, the Company at the offices of the Company at the address shown on the Exercise Form or such other address as may be specified by the Company, in a written notice to the holder, from time to time.

In the event of any exercise of the rights represented by this Warrant Certificate, certificates representing the Common Shares and the Unit Warrants so subscribed for shall be delivered to the holder at the address specified in the Exercise Form within a reasonable time, not exceeding five business days after the rights represented by this Warrant Certificate have been so exercised. If fewer Units are purchased than the number that can be purchased pursuant to this Warrant Certificate, unless the Warrants have expired, a new warrant certificate granting the right to acquire that number of Units, if any, with respect to which the Warrants have not then been exercised shall also be issued to the holder within such time. The Company shall not be required to issue fractional Common Shares or fractional Unit Warrants upon the exercise of all or any part of the Warrants and the holder will not be entitled to a cash payment in lieu of any such fractional interest.

All Common Shares, Unit Warrants, and shares issuable upon exercise of the Unit Warrants (the "**Unit Warrant Shares**") issued before the date that is four months and one day from the date the Company becomes a reporting issuer in any Province or Territory of Canada upon the exercise of the rights represented by this Warrant Certificate will be subject to a hold period and may not be traded in Canada until the date that is four months and one day from the date the Company becomes a reporting issuer in any Province or Territory of Canada, except as permitted by applicable securities laws and regulations and the certificates representing such Common Shares, Unit Warrants and Unit Warrant Shares shall bear the following legends:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE LATER OF (i) SEPTEMBER 22, 2010, AND (ii) THE DATE THE ISSUER BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY."

"WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL JANUARY 23, 2011"

3924567.2

2

All certificates representing Common Shares and Unit Warrants issued to persons who exercise the Warrants will bear the following legend:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR UNDER ANY STATE SECURITIES LAWS. THESE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT AND SUCH LAWS COVERING SUCH SECURITIES, OR THE COMPANY RECEIVES AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY STATING THAT SUCH OFFER, SALE, PLEDGE OR OTHER TRANSFER IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF THE U.S. SECURITIES ACT AND SUCH LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA."

In addition, the certificates representing the Unit Warrants will be endorsed with the following legend:

"THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THIS WARRANT MAY NOT BE EXERCISED UNLESS THE WARRANT AND THE UNDERLYING SECURITIES HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE."

The Warrants represented by this Warrant Certificate may only be exercised by or for the account or benefit of a holder who, at the time of exercise, either:

a. represents to the Company, pursuant to subparagraph 1 of the attached Exercise Form, that (i) at the time of exercise of the Warrants the holder is not within the United States, (ii) the holder is not exercising the Warrants for the account or benefit of a U.S. Person or person in the United States, and (iii) the delivery of the underlying Common Shares will not be to an address in the United States;

b. represents to the Company, pursuant to subparagraph 2 of the attached Exercise Form, that (i) the holder is a U.S. Purchaser (as such term is defined in the subscription agreement pursuant to which the holder purchased the Warrants from the Company (the "Subscription Agreement"), (ii) the holder was the original subscriber for the Warrants from the Company, and (iii) the representations, warranties and covenants set forth in the Subscription Agreement are true and correct on the date of exercise, including specifically the representations and warranties in the Certification of U.S. Purchaser attached to the Subscription Agreement; or

c. provides, pursuant to subparagraph 3 of the attached Exercise Form, a written opinion of counsel satisfactory to the Company that the Unit Warrants and the Common Shares to be delivered upon exercise of the Warrants have been registered under the United States *Securities Act of 1933*, as amended (the "U.S. Securities Act") and the securities laws of all applicable states of the United States or are exempt from such registration requirements.

THE FOLLOWING ARE THE TERMS AND CONDITIONS REFERRED TO IN THIS WARRANT CERTIFICATE:

1.   **Definitions.**

In this Warrant Certificate:

(a)   **"Common Shares"** means the Company's presently authorized common voting shares with a par value US$0.001 per share; and

(b)   **"Participating Share"** means a share that carries the right to participate in earnings or in capital on a liquidation or winding-up to an unlimited degree, or which ranks, in terms of priority, equally

3924567.2

with the Common Shares with respect to participation in earnings or in capital on a liquidation or winding-up.

2.   Adjustment of Purchase Price.

The original purchase price in effect and the number and type of securities purchasable under the Warrants at any date shall be subject to adjustment from time to time as follows:

(a)   If and whenever at any time prior to the Expiry Time, the Company shall (i) subdivide or redivide the outstanding Common Shares into a greater number of shares, (ii) reduce, combine or consolidate the outstanding Common Shares into a smaller number of shares, or (iii) issue Common Shares or other Participating Shares to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend, the exercise price in effect on the effective date of any such event shall be adjusted immediately after such event or on the record date for such issue of Common Shares or other Participating Shares by way of stock dividend, as the case may be, so that it shall equal the amount determined by multiplying the purchase price in effect immediately prior to such event by a fraction, of which the numerator shall be the total number of Common Shares and other Participating Shares outstanding immediately prior to such event and of which the denominator shall be the total number of Common Shares and other Participating Shares outstanding immediately after such event; and the number of Common Shares and Unit Warrants which the holder is entitled to purchase upon exercise of each Warrant shall be adjusted at the same time by multiplying the number by the inverse of the aforesaid fraction; such adjustments shall be made successively whenever any event referred to in this subsection (a) shall occur; any such issue of Common Shares or other Participating Shares by way of a stock dividend shall be deemed to have been made on the record date for the stock dividend for the purpose of calculating the number of outstanding Common Shares or other Participating Shares immediately after such event under this subsection (a) and subsection (c) of this Section.   In addition, appropriate adjustment will be made to the exercise price of the Unit Warrants.

(b)   If and whenever at any time prior to the Expiry Time, there is a reclassification of the Common Shares at any time outstanding or a change of the Common Shares into other shares or a capital reorganization of the Company not covered in subsection (a) of this section or a consolidation, amalgamation or merger of the Company with or into any other corporation or a sale of the property and assets of the Company as or substantially as an entirety to any other person, a holder holding Warrants represented by this Warrant Certificate which have not been exercised prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, merger or sale shall thereafter, upon the exercise of such Warrants, be entitled to receive and shall accept in lieu of the number of Common Shares, as then constituted, to which the holder was previously entitled upon exercise of the Warrants, but for the same aggregate consideration payable therefore, the number of shares or other securities or property of the Company or of the corporation resulting from such reclassification, consolidation, amalgamation or merger or of the person to which such sale may be made, as the case may be, that such holder would have been entitled to receive on such reclassification, capital reorganization, consolidation, amalgamation, merger or sale of, on the effective date thereof, as if the holder had been the registered holder of the number of Common Shares to which the holder was previously entitled upon due exercise of the Warrants; and in any case, if necessary, appropriate adjustment shall be made in the application of the provisions set forth in this Warrant Certificate with respect to the rights and interests thereafter of the holders of the Warrants to the end that the provisions set forth in this Warrant Certificate shall thereafter correspondingly be made applicable, as nearly as may reasonably be, in relation to any shares or securities or property to which the holder may be entitled upon the exercise of such Warrants thereafter.

(c)   The adjustments required under the terms of this Warrant Certificate upon the occurrence of any of the events referred to herein shall become effective immediately after a record date for such event, and the Company may defer, until the occurrence of such event, issuing to the holder of any Warrants exercised after such record date and before the occurrence of such event the kind and amount of shares, other securities or property to which it would be entitled upon such exercise by reason of the adjustment required by such event; provided, however, that the Company shall deliver to such holder an appropriate instrument evidencing such holder's right to receive the kind and amount of shares, other securities or property to which it would be entitled upon the occurrence of the event requiring such adjustment and the right to receive any distributions made or declared in favour of holders of record of Common Shares as constituted from time to time on

and after such date as the holder would, but for the provisions of this subsection (c), have received, or become entitled to receive, on such exercise.

(d) The adjustments provided for in this Warrant Certificate are cumulative and shall apply to successive subdivisions, redivisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this Warrant Certificate provided that, notwithstanding any other provision of this Section, no adjustment of the purchase price or number of Common Shares, as then constituted, purchasable shall be required unless such adjustment would require an increase or decrease, of at least 1% in the purchase price or the number of Common Shares, as then constituted, purchasable then in effect; provided however, that any adjustments which by reason of this subsection (d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

(g) In the event of any question arising with respect to the adjustments provided in this Warrant Certificate, such question shall, absent manifest error, be conclusively determined by a firm of chartered accountants appointed by the Company (who may be the auditors of the Company) and acceptable to the holder, acting reasonably, with the assistance of legal counsel, who may be legal counsel to the Company; such accountants shall have access to all necessary records of the Company and such determination shall be binding upon the Company and the holder.

(h) At least 21 days prior to the effective date or record date, as the case may be, of any event which requires an adjustment in the subscription rights pursuant to this Warrant Certificate, including the exercise price and the number and classes of shares or other securities or property which are to be received upon the exercise thereof, the Company shall give notice to the holder of the particulars of such event and the required adjustment.

4. **Restriction on Exercise.**

Notwithstanding any other provision hereof, no holder shall exercise these Warrants, if as a result of such conversion the holder would then become a "ten percent beneficial owner" (as defined in Rule 16a-2 under the Securities Exchange Act of 1934, as amended) of Common Shares. For greater certainty, the Warrants shall not be exercisable by the holder or redeemed by the Company, if, after giving effect to such exercise, the holder of such securities, together with its affiliates, would in aggregate beneficially own, or exercise control or direction over that number of voting securities of the Company which is 9.99% or greater of the total issued and outstanding voting securities of the Company, immediately after giving effect to such exercise; provided, however, that upon a holder of these Warrants providing the Company with a Waiver Notice that such holder would like to waive the provisions of this paragraph 4 with regard to any or all shares of Common Shares issuable upon exercise of these Warrants, this paragraph 4 shall be of no force or effect with regard to those shares of Common Shares referenced in the Waiver Notice; provided, further, that this provision shall be of no further force or effect during the sixty-one (61) days immediately preceding the expiration of the term of these Warrants.

5. **No Rights of Shareholders.**

The Warrants shall not entitle the holder to any rights as a shareholder of the Company, including without limitation, voting rights.

6. **Transferability.**

(a) This Warrants and the rights hereunder are not transferable and are not assignable by the registered holder hereof except with the prior consent of the Company and subject to compliance with all applicable laws.

(b) Each taker and holder of this Warrant Certificate by taking or holding the same, consents and agrees that the registered holder hereof may be treated by the Company and all other persons dealing with this Warrant Certificate as the absolute owner hereof for any purpose and as the person entitled to exercise the rights represented hereby.

(c) The holder agrees that it will not transfer, hypothecate, sell, assign, pledge or encumber any Warrants or Warrant Shares unless such securities are registered under the U.S. Securities Act and

3924567.2

5

registered or qualified under any applicable state securities laws or such transfer is effected pursuant to an available exemption from registration.

(d) The Company will, not later than 45 days from September 22, 2010 (the "**Closing Date**") file with the SEC a registration statement (the "**Registration Statement**") registering the resale of the Common Shares and the Unit Warrant Shares under the U.S. Securities Act use its best efforts to cause such Registration Statement to be declared effective within four months from the Closing Date.

7. **Covenants of the Company.**

(a) The Company hereby agrees that at all times there shall be reserved for issuance and delivery upon exercise of this Warrant and the exercise of the Unit Warrants such number of its authorized but unissued Common Shares or other securities of the Company from time to time issuable upon exercise of this Warrant as will be sufficient to permit the exercise in full of this Warrant and the Unit Warrants. All such shares shall be duly authorized and, when issued upon such exercise and payment of the purchase price, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights.

(b) The Company shall not by any action, including, without limitation, amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of holder against impairment. Without limiting the generality of the foregoing, the Company will (i) not increase the par value of any Common Shares receivable upon the exercise of this Warrant above the amount payable therefor upon such exercise immediately prior to such increase in par value, (ii) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Common Shares upon the exercise of this Warrant and the Unit Warrants, and (iii) use its best efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the Company to perform its obligations under this Warrant and the Unit Warrants.

(c) Before taking any action which would cause an adjustment reducing the current Exercise Price below the then par value, if any, of the Common Shares issuable upon exercise of the Warrants, the Company shall take any corporate action which may be necessary in order that the Company may validly and legally issue fully paid and non-assessable shares of such Common Stock at such adjusted Exercise Price.

(d) Before taking any action which would result in an adjustment in the number of Common Shares for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

(e) The Company covenants that during the period the Warrant is outstanding, it will use its best efforts to comply with any and all reporting obligations under the Securities Exchange Act of 1934, as amended.

(f) The Company will take all such reasonable action as may be necessary to assure that such Warrant Stock may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the principal market upon which the Common Stock may be listed or traded.

(g) The Company will not close its shareholder books or records in any manner which prevents the timely exercise of this Warrant.

8. **New Certificate.**

This Warrant Certificate is exchangeable, upon the surrender hereof by the holder to the Company, for a new Warrant Certificate of like tenor representing in the aggregate the right to subscribe for and purchase the number of

Common Shares and Unit Warrants which may be subscribed for and purchased hereunder, each of such new Warrant Certificates to represent the right to subscribe for and purchase such number of Common Shares and Unit Warrants as shall be designated by the holder at the time of such surrender.

9. **Loss, Mutilation, Destruction or Theft of Warrants.**

In case this Warrant Certificate shall become mutilated or be lost, destroyed or stolen, the Company, subject to applicable law, shall issue and deliver a new Warrant Certificate representing the Warrants of like date and tenor as the one mutilated, lost, destroyed or stolen upon surrender of and in place of and upon cancellation of the mutilated Warrant Certificate or in lieu of and in substitution for the lost, destroyed or stolen Warrant Certificate. The applicant for the issue of a new Warrant Certificate representing the Warrants pursuant to this Section shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Company such evidence of ownership and of the loss, destruction or theft of the Warrant Certificate so lost, destroyed or stolen as shall be satisfactory to the Company, acting reasonably, and the applicant may also be required to furnish an indemnity in amount and form satisfactory to the Company, acting reasonably, and shall pay the reasonable charges of the Company in connection therewith.

10. **Governing Law.**

THE WARRANTS EVIDENCED HEREBY SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEVADA.

11. **Time.**

Time shall be of the essence hereof.

12. **Notice.**

Other than with respect to any notice of an acceleration of the Expiry Time of the Unit Warrants to be provided by the Company to the holder hereof via press release, any other notice, demand or delivery authorized by this Warrant Certificate shall be in writing and shall be given to the holder or the Company, as the case may be, at its address (or telecopier number) set forth below, or such other address (or telecopier number) as shall have been furnished to the party giving or making such notice, demand or delivery:

If to the Company: **THUNDER MOUNTAIN GOLD, INC.**
5248 West Chinden Street
Boise, Idaho 83714
Attn: Eric Jones
Fax: 208-322-5626

If to the holder: at the address set forth on the cover page of this Warrant.

Each such notice, demand or delivery shall be effective (i) if given by telecopy, when such telecopy is transmitted to the telecopy number specified herein and the intended recipient confirms the receipt of such telecopy or (ii) if given by any other means, when received at the address specified herein.

13. **Amendments; Waivers.**

Any provision of this Warrant Certificate may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the holder and the Company, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by either party in exercising any right, power

or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

IN WITNESS WHEREOF the Company has caused this Warrant Certificate to be executed by a duly authorized officer as of the 30 day of September, 2010.

THUNDER MOUNTAIN GOLD, INC.



Per: _____
Authorized Signatory

APPENDIX "A"
EXERCISE FORM

TO: THUNDER MOUNTAIN GOLD, INC., of 5248 W. Chinden Blvd, Boise, Idaho, USA, 83714

The undersigned hereby exercises the right to purchase and hereby subscribes for _____ Units in the capital of **THUNDER MOUNTAIN GOLD, INC.,** a Nevada corporation (the "Company") (or such number of other securities or property to which this Warrant entitles the undersigned in lieu thereof or in addition thereto under the provisions of the attached Warrant Certificate).

In connection with this exercise, the undersigned hereby *(check one)*:

_____1. represents to the Company that (i) at the time of exercise of this Warrant the undersigned is not within the United States, (ii) the undersigned is not exercising this Warrants for the account or benefit of a U.S. Person or person in the United States, and (iii) the delivery of the underlying Common Shares will not be to an address in the United States;

_____2. represents to the Company that (i) the undersigned is a U.S. Purchaser (as such term is defined in the subscription agreement pursuant to which the undersigned purchased this Warrant from the Company (the "Subscription Agreement"), (ii) the undersigned was the original subscriber for the Warrants from the Company, (iii) the undersigned delivered to the Company an executed Certificate of U.S. Accredited Investor in the form attached as Schedule C to the Subscription Agreement, and (iv) the representations, warranties and covenants set forth in the Subscription Agreement are true and correct on the date of exercise of this Warrant, including specifically the representations and warranties in Schedule C to the Subscription Agreement; or

_____3. confirms that the undersigned is tendering with this exercise form a written opinion of counsel satisfactory to the Company to the effect that the Warrants and the Common Shares to be delivered upon exercise of the Warrants have been registered under the United States *Securities Act of 1933, as amended* (the "U.S. Securities Act") and the securities laws of all applicable states of the United States or are exempt from such registration requirements.

"United States" and "U.S. person" are as defined by Regulation S under the U.S. Securities Act.

The Subscriber acknowledges that the following legends are to be placed on share certificates for Common Shares and Unit Warrants issued on or before the date that is four months and one day from the date the Company becomes a reporting issuer in any Province or Territory of Canada:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE LATER OF (i) SEPTEMBER 22, 2010, AND (ii) THE DATE THE ISSUER BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY."

"WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL JANUARY 23, 2011."

The undersigned holder understands that the certificates representing the Common Shares and Unit Warrants issued upon exercise of this Warrant will bear the following restrictive legend:

If any Warrants represented by this Warrant Certificate are not being exercised, a new Warrant certificate will be issued and delivered with the Common Share and Unit Warrant certificates.

Please issue a certificate for the Common Shares and Unit Warrants being purchased as follows:

Date: _____

_____
(Signature of Owner)

_____
(Street Address)

_____
(City)   (State)   (Zip Code)

Securities and/or check to be issued to: _____

Please insert social security or identifying number: _____

Name: _____

Street Address: _____

City, State and Zip Code: _____

Any unexercised portion of the Warrant evidenced by the within Warrant Certificate to be issued to: _____
_____

Please insert social security or identifying number: _____

Name: _____

Street Address: _____

City, State and Zip Code: _____

APPENDIX "B"

INSTRUCTIONS TO WARRANTHOLDERS

TO EXERCISE:

To exercise Warrants, the Warrantholder must complete, sign and deliver the Exercise Form, attached as Appendix "A" and deliver the Warrant Certificate(s) to **Thunder Mountain Gold, Inc.** (the "Company") and payment for the purchase price at the address set forth below indicating the number of Common Shares to be acquired.

GENERAL:

For the protection of the holder, it would be prudent to use registered mail if forwarding documents by mail.

If the Exercise Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the Warrant Certificate must also be accompanied by evidence of authority to sign satisfactory to the Company. In such case, the signature of such registered holder on the Exercise Form must be witnessed.

The address of the Company is:

THUNDER MOUNTAIN GOLD, INC.
5248 West Chinden Street
Boise, Idaho 83714
Attn: Mr. Eric Jones
Fax: 208-322-5626

APPENDIX "C"

TRANSFER FORM

FOR value received I/we (the "Transferor") hereby sell, assign, and transfer unto:

_____

(Name of Transferee)

_____

(Address of Transferee)

_____Warrants of

(Quantity & Class)

THUNDER MOUNTAIN GOLD, INC. (the "Company")

represented by: _____

(List Certificate Numbers)

and the undersigned hereby irrevocably constitutes and appoints:

_____

(Leave Blank)

the attorney to transfer the said Warrants on the books of the Company with full power of substitution in the premises.

DATED this _____ day of _____, 20_____.

Signature Guaranteed By:

                                                   _____

(Signature of Warrantholder)

_____

(Name of Warrantholder, Please Print)

(Capacity of Authorized Representative)

Instructions:

1. The signature on this assignment must correspond with the name as written upon the face of the certificate, in every particular, without alteration or enlargement, or change whatever.

2. The signature must be guaranteed by a Canadian schedule 1 chartered bank, major Trust Company or by a member firm of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, MSP). The stamp must bear the words "Signature Medallion Guaranteed".

3. In the United States of America, signature guarantees must be done by members of a Medallion Signature Guarantee Program only. Signature guarantees are not accepted from Treasury Branches, Credit Unions or Caisses Populaires unless they are members of an acceptable Medallion Program.

TRANSFEREE ACKNOWLEDGMENT

The Transferee acknowledges and agrees that the Warrants may not be sold, transferred, pledged or hypothecated in the absence of (a) an effective registration statement under the 1933 Act relating thereto or (b) an exemption from the registration requirements of the 1933 Act. Each Warrant Certificate shall contain a legend on the face thereof, in the appropriate form reasonably required by legal counsel for the Company, setting forth the restrictions on transfer referred to herein, unless in the opinion of counsel for the holder thereof (which counsel shall be reasonably satisfactory to the Company), the securities represented thereby are not, at such time, required by law to bear such legend. The holder acknowledges and agrees that the Warrants represented by this Warrant Certificate constitute "restricted securities" under the 1933 Act.

Any certificate issued at any time in exchange or substitution for any certificate bearing a restrictive legend shall also bear such legend unless in the opinion of counsel for the holder thereof (which counsel shall be reasonably satisfactory to the Company), the securities represented thereby are not, at such time, required by law to bear such legend.

In connection with this transfer (check one), the undersigned transferee (the "**Transferee**") certifies that (check either A or B):

[ ] (A) The Transferee hereby certifies that (i) it was not offered the Warrants while in the United States and did not execute this certificate while within the United States; and (ii) it is not a U.S. Person or a person within the United States and it is not acquiring any of the Warrants on behalf of a U.S. Person or any person within the United States. The Transferee agrees not to engage in hedging transactions with regard to the Warrants prior to the expiration of the one-year distribution compliance period set forth in Rule 903(b)(3) of Regulation S, and acknowledges that the Company shall refuse to register any transfer of the Warrants not made in accordance with the provisions of Regulation S, pursuant to registration under the 1933 Act, or pursuant to an available exemption from registration under the 1933 Act.

[ ] (B) The Transferor or Transferee is delivering a written opinion of U.S. Counsel acceptable to the Company to the effect that this transfer of Warrants has been registered under the 1933 Act or is exempt from registration thereunder.

_____
(Signature of Transferee)

_____   _____
Date   Print full name

The Unit Warrants and the Common Shares issuable upon exercise of the Warrants shall only be transferable in accordance with applicable laws. The Warrants may only be exercised in the manner required by the Warrant Certificate and the Exercise Form attached thereto. Any securities acquired pursuant to this exercise of Warrants shall be subject to applicable hold periods and any certificate representing such securities may bear restrictive legends, including the legends contemplated in the Warrant Certificate.

APPENDIX "D"

FORM OF WARRANT CERTIFICATE

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR UNDER ANY STATE SECURITIES LAWS. THESE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT AND SUCH LAWS COVERING SUCH SECURITIES, OR THE COMPANY RECEIVES AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY STATING THAT SUCH OFFER, SALE, PLEDGE OR OTHER TRANSFER IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF THE U.S. SECURITIES ACT AND SUCH LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THIS WARRANT MAY NOT BE EXERCISED UNLESS THE WARRANT AND THE UNDERLYING SECURITIES HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY IN CANADA BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE LATER OF (i) SEPTEMBER 22, 2010, AND (ii) THE DATE THE ISSUER BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY OF CANADA.

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL JANUARY 23, 2011.

WARRANTS TO PURCHASE SHARES OF COMMON STOCK OF

THUNDER MOUNTAIN GOLD, INC.
a Nevada corporation

CERTIFICATE NO.: ◆

September ◆, 2010 (the "**Issue Date**")

THIS IS TO CERTIFY THAT, for value received «Name», «Warrant» (hereinafter called the "**holder**") is entitled to subscribe for and purchase «Number» fully paid and non-assessable shares of common stock ("**Common Shares**") in the capital of **THUNDER MOUNTAIN GOLD, INC.** (hereinafter called the "**Company**") (i) at any time on or before 4:00 p.m. (Vancouver Time) on September 22, 2011 at a price of CDN$0.20 per Common Share, (ii) at any time thereafter on or before 4:00 p.m. (Vancouver Time) on September 22, 2012 at a price of CDN$0.25 per Common Share, and (iii) at any time thereafter on or before 4:00 p.m. (Vancouver Time) on September 22, 2013 at a price of CDN$0.30 per Common Share in each case subject to adjustment and to the provisions and terms and conditions herein set forth. The Warrants will be void and of no value after 4:00 p.m. (Vancouver Time) on September 22, 2013 (the "Expiry Time"). **In the event that the trading price of the Common Shares on the TSX Venture Exchange or the OTC Bulletin Board (or such other stock exchange on which the Company's Common Shares are principally traded) closes above CDN$0.50 per Common Share for 20 consecutive trading days in the period commencing March 22, 2011, the Company may accelerate the Expiry Time of the**

Warrants to 4:00 p.m. (Vancouver Time) on the date which is 30 days after notice is given to the holder via a press release of the accelerated Expiry Time.

The rights to acquire Common Shares granted by this certificate (the "**Warrant Certificate**") may be exercised by the holder, subject to the terms and conditions hereof, in whole or in part (but not as to a fractional Common Share), by surrender of this Warrant Certificate and the duly completed and executed Exercise Form attached hereto as Appendix "A" to the offices of the Company located at 5248 West Chinden Street, Boise, Idaho, accompanied by a certified cheque, bank draft or money order payable in Canadian dollars or an equivalent amount in United States dollars determined based on the noon exchange rate published by the Bank of Canada on the date of exercise of the Warrants to or to the order of the Company in payment of an amount equal to the purchase price of the number of Common Shares for which Warrants are then exercised.

See attached Appendix "B" for instructions on how to exercise Warrants represented by this Warrant Certificate.

Surrender of this Warrant Certificate and the duly completed Exercise Form with payment of the purchase price as provided above will be deemed to have been effected only on personal delivery thereof to, or if sent by mail or other means of transmission on actual receipt thereof by, the Company at the offices of the Company at the address shown on the Exercise Form or such other address as may be specified by the Company, in a written notice to the holder, from time to time.

In the event of any exercise of the rights represented by this Warrant Certificate, certificates representing the Common Shares so subscribed for shall be delivered to the holder at the address specified in the Exercise Form within a reasonable time, not exceeding five business days after the rights represented by this Warrant Certificate have been so exercised. If fewer Common Shares are purchased than the number that can be purchased pursuant to this Warrant Certificate, unless the Warrants have expired, a new warrant certificate granting the right to acquire that number of Common Shares, if any, with respect to which the Warrants have not then been exercised shall also be issued to the holder within such time. The Company shall not be required to issue fractional Common Shares upon the exercise of all or any part of the Warrants and the holder will not be entitled to a cash payment in lieu of any such fractional interest.

All Common Shares issued before the date that is four months and one day from the date the Company becomes a reporting issuer in any Province or Territory of Canada upon the exercise of the rights represented by this Warrant Certificate will be subject to a hold period and may not be traded in Canada until the date that is four months and one day from the date the Company becomes a reporting issuer in any Province or Territory of Canada, except as permitted by applicable securities laws and regulations and the certificates representing such Common Shares shall bear the following legends:

> **"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE LATER OF (i) SEPTEMBER 22, 2010, AND (ii) THE DATE THE ISSUER BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY."**

> **"WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL JANUARY 23, 2011."**

All certificates representing Common Shares issued to persons who exercise the Warrants will bear the following legend:

The Warrants represented by this Warrant Certificate may only be exercised by or for the account or benefit of a holder who, at the time of exercise, either:

    d.   represents to the Company, pursuant to subparagraph 1 of the attached Exercise Form, that (i) at the time of exercise of the Warrants the holder is not within the United States, (ii) the holder is not exercising the Warrants for the account or benefit of a U.S. Person or person in the United States, and (iii) the delivery of the underlying Common Shares will not be to an address in the United States;

    e.   represents to the Company, pursuant to subparagraph 2 of the attached Exercise Form, that (i) the holder is a U.S. Purchaser (as such term is defined in the subscription agreement pursuant to which the holder purchased the Warrants from the Company (the "Subscription Agreement"), (ii) the holder was the original subscriber for the Warrants from the Company, and (iii) the representations, warranties and covenants set forth in the Subscription Agreement are true and correct on the date of exercise, including specifically the representations and warranties in the Certification of U.S. Purchaser attached to the Subscription Agreement; or

    f.   provides, pursuant to subparagraph 3 of the attached Exercise Form, a written opinion of counsel satisfactory to the Company that the Warrants and the Common Shares to be delivered upon exercise of the Warrants have been registered under the United States *Securities Act of 1933*, as amended (the "U.S. Securities Act") and the securities laws of all applicable states of the United States or are exempt from such registration requirements.

THE FOLLOWING ARE THE TERMS AND CONDITIONS REFERRED TO IN THIS WARRANT CERTIFICATE:

1.   **Definitions.**

In this Warrant Certificate:

    (a)   **"Common Shares"** means the Company's presently authorized common voting shares with a par value US$0.001 per share; and

    (b)   **"Participating Share"** means a share that carries the right to participate in earnings or in capital on a liquidation or winding-up to an unlimited degree, or which ranks, in terms of priority, equally with the Common Shares with respect to participation in earnings or in capital on a liquidation or winding-up.

2.   **Adjustment of Purchase Price.**

The original purchase price in effect and the number and type of securities purchasable under the Warrants at any date shall be subject to adjustment from time to time as follows:

(a)   If and whenever at any time prior to the Expiry Time, the Company shall (i) subdivide or redivide the outstanding Common Shares into a greater number of shares, (ii) reduce, combine or consolidate the outstanding Common Shares into a smaller number of shares, or (iii) issue Common Shares or other Participating Shares to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend, the exercise price in effect on the effective date of any such event shall be adjusted immediately after such event or on the record date for such issue of Common Shares or other Participating Shares by way of stock dividend, as the case may be, so that it shall equal the amount determined by multiplying the purchase price in effect immediately prior to such event by a fraction, of which the numerator shall be the total number of Common Shares and other Participating Shares outstanding immediately prior to such event and of which the denominator shall be the total number of Common Shares and other Participating Shares outstanding immediately after such event; and the number of Common Shares which the holder is entitled to purchase upon exercise of each Warrant shall be adjusted at the same time by multiplying the number by the inverse of the aforesaid fraction; such adjustments shall be made successively whenever any event referred to in this subsection (a) shall occur; any such issue of Common Shares or other Participating Shares by way of a stock dividend shall be deemed to have been made on the record date for the stock dividend for the purpose of calculating the number of outstanding Common Shares or other Participating Shares immediately after such event under this subsection (a) and subsection (c) of this Section.

(b)   If and whenever at any time prior to the Expiry Time, there is a reclassification of the Common Shares at any time outstanding or a change of the Common Shares into other shares or a capital reorganization of the Company not covered in subsection (a) of this section or a consolidation, amalgamation or merger of the Company with or into any other corporation or a sale of the property and assets of the Company as or substantially as an entirety to any other person, a holder holding Warrants represented by this Warrant Certificate which have not been exercised prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, merger or sale shall thereafter, upon the exercise of such Warrants, be entitled to receive and shall accept in lieu of the number of Common Shares, as then constituted, to which the holder was previously entitled upon exercise of the Warrants, but for the same aggregate consideration payable therefore, the number of shares or other securities or property of the Company or of the corporation resulting from such reclassification, consolidation, amalgamation or merger or of the person to which such sale may be made, as the case may be, that such holder would have been entitled to receive on such reclassification, capital reorganization, consolidation, amalgamation, merger or sale of, on the effective date thereof, as if the holder had been the registered holder of the number of Common Shares to which the holder was previously entitled upon due exercise of the Warrants; and in any case, if necessary, appropriate adjustment shall be made in the application of the provisions set forth in this Warrant Certificate with respect to the rights and interests thereafter of the holders of the Warrants to the end that the provisions set forth in this Warrant Certificate shall thereafter correspondingly be made applicable, as nearly as may reasonably be, in relation to any shares or securities or property to which the holder may be entitled upon the exercise of such Warrants thereafter.

(c)   The adjustments required under the terms of this Warrant Certificate upon the occurrence of any of the events referred to herein shall become effective immediately after a record date for such event, and the Company may defer, until the occurrence of such event, issuing to the holder of any Warrants exercised after such record date and before the occurrence of such event the kind and amount of shares, other securities or property to which it would be entitled upon such exercise by reason of the adjustment required by such event; provided, however, that the Company shall deliver to such holder an appropriate instrument evidencing such holder's right to receive the kind and amount of shares, other securities or property to which it would be entitled upon the occurrence of the event requiring such adjustment and the right to receive any distributions made or declared in favour of holders of record of Common Shares as constituted from time to time on and after such date as the holder would, but for the provisions of this subsection (c), have received, or become entitled to receive, on such exercise.

(d)   The adjustments provided for in this Warrant Certificate are cumulative and shall apply to successive subdivisions, redivisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this Warrant Certificate provided that, notwithstanding any other provision of this Section, no adjustment of the purchase price or number of Common Shares, as then constituted, purchasable shall be required unless such adjustment would require an increase or decrease, of at least 1% in the purchase price or the number of Common Shares, as then constituted, purchasable then in effect; provided however, that any adjustments which by reason of this subsection (d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

(g)   In the event of any question arising with respect to the adjustments provided in this Warrant Certificate, such question shall, absent manifest error, be conclusively determined by a firm of chartered accountants appointed by the Company (who may be the auditors of the Company) and acceptable to the holder, acting reasonably, with the assistance of legal counsel, who may be legal counsel to the Company; such accountants shall have access to all necessary records of the Company and such determination shall be binding upon the Company and the holder.

(h)   At least 21 days prior to the effective date or record date, as the case may be, of any event which requires an adjustment in the subscription rights pursuant to this Warrant Certificate, including the exercise price and the number and classes of shares or other securities or property which are to be received upon the exercise thereof, the Company shall give notice to the holder of the particulars of such event and the required adjustment.

4.   **Restriction on Exercise.**

Notwithstanding any other provision hereof, no holder shall exercise these Warrants, if as a result of such conversion the holder would then become a "ten percent beneficial owner" (as defined in Rule 16a-2 under the Securities Exchange Act of 1934, as amended) of Common Shares. For greater certainty, the Warrants shall not be exercisable by the holder or redeemed by the Company, if, after giving effect to such exercise, the holder of such securities, together with its affiliates, would in aggregate beneficially own, or exercise control or direction over that number of voting securities of the Company which is 9.99% or greater of the total issued and outstanding voting securities of the Company, immediately after giving effect to such exercise; provided, however, that upon a holder of these Warrants providing the Company with a Waiver Notice that such holder would like to waive the provisions of this paragraph 4 with regard to any or all shares of Common Shares issuable upon exercise of these Warrants, this paragraph 4 shall be of no force or effect with regard to those shares of Common Shares referenced in the Waiver Notice; provided, further, that this provision shall be of no further force or effect during the sixty-one (61) days immediately preceding the expiration of the term of these Warrants.

5.   **No Rights of Shareholders.**

The Warrants shall not entitle the holder to any rights as a shareholder of the Company, including without limitation, voting rights.

6.   **Transferability.**

The Warrants and the rights hereunder shall only be transferable by the registered holder hereof upon the due completion, execution and delivery of a Transfer Form (in the form attached hereto as Appendix C) and any other documentation reasonably required by the Company to establish that the transfer can be completed pursuant to an available exemption from the registration requirements of the U.S. Securities Act.

Each taker and holder of this Warrant Certificate by taking or holding the same, consents and agrees that the registered holder hereof may be treated by the Company and all other persons dealing with this Warrant Certificate as the absolute owner hereof for any purpose and as the person entitled to exercise the rights represented hereby.

The holder agrees that it will not transfer, hypothecate, sell, assign, pledge or encumber any Warrants or Warrant Shares unless such securities are registered under the U.S. Securities Act and registered or qualified under any applicable state securities laws or such transfer is effected pursuant to an available exemption from registration.

The holder of this Warrant has been granted certain registration rights by the Company. The registration rights are set forth in that certain Subscription Agreement between the Company and the holder under which this Warrant was issued.

7.   **Covenants of the Company.**

(a)   The Company hereby agrees that at all times there shall be reserved for issuance and delivery upon exercise of this Warrant such number of its authorized but unissued Common Shares or other securities of the Company from time to time issuable upon exercise of this Warrant as will be sufficient to permit the exercise in full of this Warrant. All such shares shall be duly authorized and, when issued upon such exercise and payment of the purchase price, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights.

(b)   The Company shall not by any action, including, without limitation, amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of holder against impairment. Without limiting the generality of the foregoing, the Company will (i) not increase the par value of any Common Shares receivable upon the exercise of this Warrant above the amount payable therefor upon such exercise immediately prior to such increase in par value, (ii) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Common Shares upon the exercise of this Warrant, and (iii) use its best efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the Company to perform its obligations under this Warrant.

(c)   Before taking any action which would cause an adjustment reducing the current Exercise Price below the then par value, if any, of the Common Shares issuable upon exercise of the Warrants, the Company shall take any corporate action which may be necessary in order that the Company may validly and legally issue fully paid and non-assessable shares of such Common Stock at such adjusted Exercise Price.

(d)   Before taking any action which would result in an adjustment in the number of Common Shares for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

(e)   The Company covenants that during the period the Warrant is outstanding, it will use its best efforts to comply with any and all reporting obligations under the Securities Exchange Act of 1934, as amended.

(f)   The Company will take all such reasonable action as may be necessary to assure that such Warrant Stock may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the principal market upon which the Common Stock may be listed or traded.

(g)   The Company will not close its shareholder books or records in any manner which prevents the timely exercise of this Warrant.

8.   **New Certificate.**

This Warrant Certificate is exchangeable, upon the surrender hereof by the holder to the Company, for a new Warrant Certificate of like tenor representing in the aggregate the right to subscribe for and purchase the number of Common Shares which may be subscribed for and purchased hereunder, each of such new Warrant Certificates to represent the right to subscribe for and purchase such number of Common Shares as shall be designated by the holder at the time of such surrender.

9. **Loss, Mutilation, Destruction or Theft of Warrants.**

In case this Warrant Certificate shall become mutilated or be lost, destroyed or stolen, the Company, subject to applicable law, shall issue and deliver a new Warrant Certificate representing the Warrants of like date and tenor as the one mutilated, lost, destroyed or stolen upon surrender of and in place of and upon cancellation of the mutilated Warrant Certificate or in lieu of and in substitution for the lost, destroyed or stolen Warrant Certificate. The applicant for the issue of a new Warrant Certificate representing the Warrants pursuant to this Section shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Company such evidence of ownership and of the loss, destruction or theft of the Warrant Certificate so lost, destroyed or stolen as shall be satisfactory to the Company, acting reasonably, and the applicant may also be required to furnish an indemnity in amount and form satisfactory to the Company, acting reasonably, and shall pay the reasonable charges of the Company in connection therewith.

10. **Governing Law.**

THE WARRANTS EVIDENCED HEREBY SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEVADA.

11. **Time.**

Time shall be of the essence hereof.

12. **Notice.**

Other than with respect to any notice of an acceleration of the Expiry Time of the Warrants to be provided by the Company to the holder hereof via press release, any other notice, demand or delivery authorized by this Warrant Certificate shall be in writing and shall be given to the holder or the Company, as the case may be, at its address (or telecopier number) set forth below, or such other address (or telecopier number) as shall have been furnished to the party giving or making such notice, demand or delivery:

If to the Company: **THUNDER MOUNTAIN GOLD, INC.**
5248 West Chinden Street
Boise, Idaho 83714
Attn: Eric Jones
Fax: 208-322-5626

If to the holder: at the address set forth on the cover page of this Warrant.

Each such notice, demand or delivery shall be effective (i) if given by telecopy, when such telecopy is transmitted to the telecopy number specified herein and the intended recipient confirms the receipt of such telecopy or (ii) if given by any other means, when received at the address specified herein.

13. **Amendments; Waivers.**

Any provision of this Warrant Certificate may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the holder and the Company, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies

herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

IN WITNESS WHEREOF the Company has caused this Warrant Certificate to be executed by a duly authorized officer as of the _____ day of _____, 2010.


THUNDER MOUNTAIN GOLD, INC.


Per: _____

Authorized Signatory


APPENDIX "A"

EXERCISE FORM


TO: **THUNDER MOUNTAIN GOLD, INC., of 5248 W. Chinden Blvd, Boise, Idaho, USA, 83714**

The undersigned hereby exercises the right to purchase and hereby subscribes for _____ Common Shares in the capital of **THUNDER MOUNTAIN GOLD, INC.,** a Nevada corporation (the "Company") (or such number of other securities or property to which this Warrant entitles the undersigned in lieu thereof or in addition thereto under the provisions of the attached Warrant Certificate).

In connection with this exercise, the undersigned hereby *(check one)*:

    _____1.   represents to the Company that (i) at the time of exercise of this Warrant the undersigned is not within the United States, (ii) the undersigned is not exercising this Warrants for the account or benefit of a U.S. Person or person in the United States, and (iii) the delivery of the underlying Common Shares will not be to an address in the United States;

    _____2.   represents to the Company that (i) the undersigned is a U.S. Purchaser (as such term is defined in the subscription agreement pursuant to which the undersigned purchased this Warrant from the Company (the "Subscription Agreement"), (ii) the undersigned was the original subscriber for the Warrants from the Company, (iii) the undersigned delivered to the Company an executed Certificate of U.S. Accredited Investor in the form attached as Schedule C to the Subscription Agreement, and (iv) the representations, warranties and covenants set forth in the Subscription Agreement are true and correct on the date of exercise of this Warrant, including specifically the representations and warranties in Schedule C to the Subscription Agreement; or

    _____3.   confirms that the undersigned is tendering with this exercise form a written opinion of counsel satisfactory to the Company to the effect that the Warrants and the Common Shares to be delivered upon exercise of the Warrants have been registered under the United States *Securities Act of 1933, as amended* (the "U.S. Securities Act") and the securities laws of all applicable states of the United States or are exempt from such registration requirements.

"United States" and "U.S. person" are as defined by Regulation S under the U.S. Securities Act.

The Subscriber acknowledges that the following legends are to be placed on share certificates for Common Shares issued on or before the date that is four months and one day from the date the Company becomes a reporting issuer in any Province or Territory of Canada:

> **"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE LATER OF (i) SEPTEMBER 22, 2010, AND (ii) THE DATE THE ISSUER BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY."**

> **"WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL JANUARY 23, 2011."**

The undersigned holder understands that the certificates representing the Common Shares issued upon exercise of this Warrant will bear the following restrictive legend:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR UNDER ANY STATE SECURITIES LAWS. THESE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT AND SUCH LAWS COVERING SUCH SECURITIES, OR THE COMPANY RECEIVES AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY STATING THAT SUCH OFFER, SALE, PLEDGE OR OTHER TRANSFER IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF THE U.S. SECURITIES ACT AND SUCH LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA."

If any Warrants represented by this Warrant Certificate are not being exercised, a new Warrant certificate will be issued and delivered with the Common Share certificates.

Please issue a certificate for the Common Shares being purchased as follows:

Date: _____

_____
(Signature of Owner)

_____
(Street Address)

_____
(City)   (State)   (Zip Code)

Securities and/or check to be issued to: _____

Please insert social security or identifying number: _____

Name: _____

Street Address: _____

City, State and Zip Code: _____

Any unexercised portion of the Warrant evidenced by the within Warrant Certificate to be issued to: _____
_____

Please insert social security or identifying number: _____

Name: _____

Street Address: _____

City, State and Zip Code: _____

APPENDIX "B"

INSTRUCTIONS TO WARRANTHOLDERS

TO EXERCISE:

To exercise Warrants, the Warrantholder must complete, sign and deliver the Exercise Form, attached as Appendix "A" and deliver the Warrant Certificate(s) to **Thunder Mountain Gold, Inc.** (the "Company") and payment for the purchase price at the address set forth below indicating the number of Common Shares to be acquired.

GENERAL:

For the protection of the holder, it would be prudent to use registered mail if forwarding documents by mail.

If the Exercise Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the Warrant Certificate must also be accompanied by evidence of authority to sign satisfactory to the Company. In such case, the signature of such registered holder on the Exercise Form must be witnessed.

The address of the Company is:

THUNDER MOUNTAIN GOLD, INC.
5248 West Chinden Street
Boise, Idaho 83714
Attn: Mr. Eric Jones
Fax: 208-322-5626

3924567.2

APPENDIX "C"

TRANSFER FORM

FOR value received I/we (the "Transferor") hereby sell, assign, and transfer unto:

_____

(Name of Transferee)

_____

(Address of Transferee)

_____Warrants of

(Quantity & Class)

THUNDER MOUNTAIN GOLD, INC. (the "Company")

represented by: _____

(List Certificate Numbers)

and the undersigned hereby irrevocably constitutes and appoints:

_____

(Leave Blank)

the attorney to transfer the said Warrants on the books of the Company with full power of substitution in the premises.

DATED this _____ day of _____, 20_____.

Signature Guaranteed By:

_____

_____

(Signature of Warrantholder)

_____

(Name of Warrantholder, Please Print)

(Capacity of Authorized Representative)

Instructions:

1. The signature on this assignment must correspond with the name as written upon the face of the certificate, in every particular, without alteration or enlargement, or change whatever.

2. The signature must be guaranteed by a Canadian schedule 1 chartered bank, major Trust Company or by a member firm of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, MSP). The stamp must bear the words "Signature Medallion Guaranteed".

3.   In the United States of America, signature guarantees must be done by members of a Medallion Signature Guarantee Program only. Signature guarantees are not accepted from Treasury Branches, Credit Unions or Caisses Populaires unless they are members of an acceptable Medallion Program.

TRANSFEREE ACKNOWLEDGMENT

The Transferee acknowledges and agrees that the Warrants may not be sold, transferred, pledged or hypothecated in the absence of (a) an effective registration statement under the 1933 Act relating thereto or (b) an exemption from the registration requirements of the 1933 Act. Each Warrant Certificate shall contain a legend on the face thereof, in the appropriate form reasonably required by legal counsel for the Company, setting forth the restrictions on transfer referred to herein, unless in the opinion of counsel for the holder thereof (which counsel shall be reasonably satisfactory to the Company), the securities represented thereby are not, at such time, required by law to bear such legend. The holder acknowledges and agrees that the Warrants represented by this Warrant Certificate constitute "restricted securities" under the 1933 Act.

Any certificate issued at any time in exchange or substitution for any certificate bearing a restrictive legend shall also bear such legend unless in the opinion of counsel for the holder thereof (which counsel shall be reasonably satisfactory to the Company), the securities represented thereby are not, at such time, required by law to bear such legend.

In connection with this transfer (check one), the undersigned transferee (the "**Transferee**") certifies that (check either A or B):

[   ]   (A)   The Transferee hereby certifies that (i) it was not offered the Warrants while in the United States and did not execute this certificate while within the United States; and (ii) it is not a U.S. Person or a person within the United States and it is not acquiring any of the Warrants on behalf of a U.S. Person or any person within the United States. The Transferee agrees not to engage in hedging transactions with regard to the Warrants prior to the expiration of the one-year distribution compliance period set forth in Rule 903(b)(3) of Regulation S, and acknowledges that the Company shall refuse to register any transfer of the Warrants not made in accordance with the provisions of Regulation S, pursuant to registration under the 1933 Act, or pursuant to an available exemption from registration under the 1933 Act.

[   ]   (B)   The Transferor or Transferee is delivering a written opinion of U.S. Counsel acceptable to the Company to the effect that this transfer of Warrants has been registered under the 1933 Act or is exempt from registration thereunder.

_____
(Signature of Transferee)

_____   _____
Date   Print full name

The Warrants and the Common Shares issuable upon exercise of the Warrants shall only be transferable in accordance with applicable laws. The Warrants may only be exercised in the manner required by the Warrant Certificate and the Exercise Form attached thereto. Any securities acquired pursuant to this exercise of Warrants shall be subject to applicable hold periods and any certificate representing such securities may bear restrictive legends, including the legends contemplated in the Warrant Certificate.

Exhibit 4.8

THUNDER MOUNTAIN GOLD, INC.
(A Nevada Corporation)

5248 W. Chinden Blvd., Boise Idaho 83714
Facsimile (775) 738-3582

SUBSCRIPTION/SUITABILITY AGREEMENT

Instructions

PLEASE COMPLETE AND SIGN TWO COPIES OF THE
SUBSCRIPTION/SUITABILITY AGREEMENT
AND SEND TO THUNDER MOUNTAIN GOLD INC.

SUBSCRIPTION/SUITABILITY AGREEMENT
FOR
THUNDER MOUNTAIN GOLD, INC.

THE COMPANY HAS THE RIGHT TO ACCEPT OR REJECT THIS SUBSCRIPTION, IN WHOLE OR IN PART, FOR ANY REASON AND AT ANY TIME PRIOR TO THE CLOSING DATE OF THIS OFFERING, NOTWITHSTANDING PRIOR RECEIPT BY THE SUBSCRIBER OF NOTICE OF ACCPTANCE OF SUBSCRIPTION.

1.   **Subscription:** The undersigned,   Ronald W. Guill   ("Subscriber") hereby subscribes for   1,250,000   Units of THUNDER MOUNTAIN GOLD, INC., a Nevada Corporation ("THMG" or "Company") ("Units"), for and in consideration of $ 250,000   ($0.20 per Unit, minimum individual investment $100,000), to be paid upon execution of this Agreement, and on the terms and conditions described herein, for up to 2,500,000 Units composed of Series A Common Stock Purchase Warrants and shares of restricted Common Stock. Each Unit is composed of: (i) One share of restricted Common Stock; (ii) Series A Common Stock Purchase Warrant to acquire 1/2 Series B Common Stock Purchase Warrant. If all of the 2,500,000 Units offered in the private placement are sold, the Company would receive gross proceeds of $500,000. Such Subscription is subject to the following terms and conditions:

   a.   **Tender of Purchase Price:** Subscriber tenders to the Company (I) the purchase price either by a check payable to the order of *"THUNDER MOUNTAIN GOLD, INC., a Nevada Corporation"*; or a wire transfer to an account maintained by *THUNDER MOUNTAIN GOLD, INC., a Nevada Corporation,* pursuant to written instructions provided to Subscriber by the Company (Bank Routing Number XXXXXXX; Bank Account XXXXXXXXX Attention: Thunder Mountain Gold, Inc.); (II) two manually executed copies of this Subscription Agreement, one manually executed counterpart of the Suitability Questionnaire delivered to the Company at 5248 W. Chinden Blvd., Boise, Idaho 83714, Facsimile (208) 322-5626, Attention: Jim Collord; (III) two manually executed copies of the Series A Common Stock Purchase Warrant.

      (i)   After Closing, the Company will notify Subscriber as to whether he/she/its subscription has been accepted.

   b.   **Closing:** The Offering will terminate on May 15, 2010, unless extended by the Company and without notice to the Subscriber, and sold to those subscribers whose subscriptions have been accepted (the "Closing Date"). There is no minimum offering amount, and all proceeds would be placed directly into the accounts of the Company. The Units subscribed for herein will not be deemed issued to, or owned by, the Subscriber until the Subscription Agreement has been executed by Subscriber and countersigned by the Company and Closing has occurred.

   c.   **Issuance of Securities**: Within 10 days of the Closing Date, THMG will cause its Transfer Agent to deliver, the certificates representing the securities underlying the Units, e.g. the Series A Common Stock Purchase Warrant and Common Stock. The Certificates representing the Series A Common Stock Purchase Warrant and the Common Stock certificate(s) delivered pursuant to this Subscription bear a legend in the following form, as follows, unless such Securities have been registered under the Securities Act of 1933, as amended ("Act"):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 ("ACT"), AS AMENDED, OR ANY OTHER APPLICABLE FEDERAL OR STATE SECURITIES ACTS; AND IS A RESTRICTED SECURITY AS DEFINED BY RULE 144 OF THE ACT. THE SECURITIES MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF UNLESS (1) A REGISTRATION STATEMENT WITH RESPECT TO THE SECURITIES SHALL BE EFFECTIVE UNDER THE ACT OR ANY OTHER FEDERAL OR STATE SECURITIES ACTS OR AN EXEMPTION FROM REGISTRATION REQUIREMENTS UNDER THE ACT IS EFFECTIVE, AND, (2) THE COMPANY SHALL HAVE RECEIVED AN OPINION OF COUNSEL FOR THE COMPANY THAT NO VIOLATIONS OF ANY SECURITIES ACTS WILL BE INVOLVED IN ANY TRANSFER.

    d.   If the Units and underlying securities represented by this certificate have been held for a period of at least one (1) year and if Rule 144 the Securities Act of 1933, as amended ("Act"), is applicable (there being no representations by the Company that Rule 144 is applicable), then the undersigned may make sales of the Units and underlying securities only under the terms and conditions prescribed by Rule 144 of the Act or Exemptions therefrom.

    e.   A description of the rights, preferences, designations, qualifications of the Units, and underlying securities are as set forth in Confidential Memorandum of Terms and (Sample) Series A Common Stock Purchase Warrant (and uderlying Derivative Securities) which Subscriber acknowledges having reviewed.

2.   **Representations and Warranties:** Subscriber hereby represents and warrants to THMG:

    a.   Subscriber understands that the UNITS, COMMON STOCK, SERIES A WARRANTS, AND UNDERLYING DERIVATIVE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, THE STATE OF NEVADA, CALIFORNIA, IDAHO OR ANY OTHER STATE SECURITIES AGENCIES.

    b.   Subscriber is not an underwriter and acquired the Units, Common Stock, Series A Warrants, and Underlying Derivative Securities solely for investment for his/her own account and not with a view to, or for, resale in connection with any distribution of securities within the meaning of the Federal Securities Acts, the Nevada, California, Idaho State Securities Acts, or any other applicable State Securities Acts.

    c.   Subscriber understands the speculative nature and risks of investments associated with THMG, and confirms that the Units, Common Stock, Series A Warrants, and underlying Derivative Securities would be suitable and consistent with his/her investment program and that his/her financial position enables Subscriber to bear the risks of this investment; and that there may not be any public market for the securities for herein.

Such risks include, but are not limited to the following: We face inherent risks and hazards commonly faced in the exploration and development of mining properties that may adversely impact our growth strategy. These risks and hazards include but are not limited to the following: very limited finances; "going concern" opinion on our financial statements; competition from other more mature and better financed mining companies; we are underfinanced to develop properties; a substantial or extended decline in metals prices would

have a material adverse effect on us; our accounting and other estimates may be imprecise; our development of new orebodies and other capital costs may cost more and provide less return than we estimated; our mineralization estimates may be imprecise; we are not in production; we are a "designated security"; and those risks set forth in the Form 10-K for the year ended 12/31/09.

d.   The Units, Common Stock, Series A Warrants, and underlying Derivative Securities subscribed for herein may not be transferred, encumbered, sold, hypothecated, or otherwise disposed of to any person, without the express prior written consent of THMG, and the prior opinion of counsel for THMG, that such disposition will not violate Federal and/or State Securities Acts.

e.   THMG is under no obligation to register or seek an exemption under any Federal and/or State Securities Acts for Units, Common Stock, Series A Warrants, and underlying Derivative Securities of THMG, or to cause or permit such securities to be transferred in the absence of any such registration or exemption and that Subscriber herein must hold such Units, Common Stock, Series A Warrants, and underlying Derivative Securities indefinitely unless such Units, Common Stock, Series A Warrants, and underlying Derivative Securities are is subsequently registered under Federal and/or State Securities Acts or an exemption from registration is available.

f.   At the time of subscription, Subscriber reviewed the economic consequences of the purchase of the Units, Common Stock, Series A Warrants, and underlying Derivative Securities with his/her attorney and/or other financial advisor, was afforded access to the books and records of the Company, conducted an independent investigation of the business of the Company, and was fully familiar with the financial affairs of the Company. Company has not provided Subscriber with any representations, statements, or warranties as to the Common Stock and Warrants.

g.   Subscriber had the opportunity to ask questions of the Company and receive additional information from the Company to the extent that the Company possessed such information, or could acquire it without unreasonable effort or expense, necessary to evaluate the merits and risks of an investment in THMG; provided that nothing herein shall be deemed to be an acknowledgement of the accuracy or completeness of such responses.

(I)   Subscriber has additionally reviewed the *Offering Memorandum*, dated April 30, 2010, together with the Company's SEC filings that are available to the public on the SEC's web site at http://www.sec.gov. Such filings include the Form 10-K for the year ended December 31, 2009, Form 10-Q for the quarter ended September 30, 2009, and subsequent SEC filings. Our file number is: 001-08429. Readers are urged to review the Company's SEC filings. THMG common stock is traded on the OTC Electronic Bulletin Board under the symbol **THMG.**

h.   Subscriber confirms that he/she is able (i) to bear the economic risk of the investment, (ii) to hold the Units, Common Stock, Series A Warrants, and underlying Derivative Securities for an indefinite period of time, and (iii) to afford a complete loss of their investment; and represents that he/she has adequate means of providing for its current needs and possible personal contingencies, and that he/she has no need for liquidity in this investment; (iv) this investment is suitable for Subscriber based upon its investment holdings and financial situation and needs, and this investment does not exceed ten percent of Subscriber's net worth; (v) Subscriber has by reason of his/her business or financial experience could be reasonably assumed to have the capacity to protect his/her own interests in connection with this transaction.

i.   **Subscriber confirms that the undersigned is an existing shareholder of THMG as well as being an "accredited investor"** within the meaning of section 2(15) of the Act and Rule 501, et seq. of Regulation "D", and that this transaction is intended to be exempt from registration under the Act by virtue of section 4(2) of the Act and the provisions of Rule 506 of Regulation D and/or Rule 4(6) promulgated thereunder.

Each Subscriber represents (please indicate as to the appropriate section):

As provided by Rule 501(a) of Regulation D, my representation that I am or represent an accredited investor is based upon one of the following grounds that I am or represent (please check one):

☐   A private business development company as defined in Section 202(a)(22) of the Investment Advisors Act of 1940;

☐   An organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of Five Million Dollars ($5,000,000);

☐   A director or executive officer of the Company;

☐   A natural person whose individual net worth, or joint net worth with that person's spouse, exceeds One Million Dollars ($1,000,000);

☐   A natural person who has an individual income in excess of Two Hundred Thousand Dollars ($200,000) in each of the two (2) most recent years and has a reasonable expectation of reaching the same income level in the current year;

☐   A natural person who has a joint income with that person's spouse in excess of Three Hundred Thousand Dollars ($300,000) in each of the two (2) most recent years and has a reasonable expectation of reaching the same income level in the current year;

☐   A trust, with total assets in excess of Five Million Dollars ($5,000,000), not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as defined by Rule 506(b)(2)(ii) of the Securities Act; or

☐   An entity in which all of the equity owners are accredited investors.

j.   If the Subscriber is, or is acting on behalf of, a Keogh or corporate pension or profit-sharing plan, or an individual retirement account, the undersigned represents and warrants to THMG that to the best of the undersigned's knowledge the undersigned's interest in the Company will not result in a prohibited transaction as defined in Section 406 of ERISA or Section 4975 of the Code.

k.   If the Subscriber is, or is acting on behalf of, an employee benefit plan as defined in ERISA ("Plan"), the undersigned fiduciary or Plan represents and warrants to THMG that:

(i)   The Plan's commitment to purchase Rule 506 of Regulation D/Rule 4(6) does not, in the aggregate, constitute more than 10% of the fair market value of the Plan's assets;

(ii)   The undersigned fiduciary or Plan has considered the following with respect to the Plan's investment in Common Stock and has determined that, in view of such considerations, the purchase of Common Stock is consistent with the undersigned

fiduciary's or Plan's fiduciary responsibilities under ERISA:

(A)   the role such investment or investment course of action plays in that portion of the Plan's portfolio that the undersigned fiduciary or Plan manages;

(B)   whether the investment or investment course of action is reasonably designed as part of that portion of the portfolio managed by the undersigned fiduciary or Plan to further the purposes of the Plan, taking into account both the risk of loss and the opportunity for gain that could result therefrom;

(C)   the composition of that portion of the portfolio that the undersigned fiduciary or Plan manages with regard to diversification;

(D)   the liquidity and current rate of return of that portion of the portfolio managed by the undersigned fiduciary or Plan relative to the anticipated cash flow requirements of the Plan; and,

(E)   the projected return of that portion of the portfolio managed by the undersigned fiduciary or Plan relative to the funding objectives of the Plan.

3.   **Arbitration:** This Agreement shall be governed by, and construed in accordance with the internal laws of the state of Nevada (without reference to its rules governing the choice or conflict of laws that would cause the laws of any other jurisdiction to be applied), and the parties hereto irrevocably attorn and submit to the exclusive jurisdiction of the courts of Nevada with respect to the enforcement of any arbitration decision related to this Subscription Agreement or the RP Warrant. Any controversy arising out of, connected to, or relating to any matters herein of the transactions between the Holder and the Company (including for purposes of arbitration, officers, directors, employees, controlling persons, affiliates, professional advisors, attorneys, agents, or promoters of the Company), on behalf of the undersigned, or this Warrant Agreement, or the breach thereof, including, but not limited to any claims of violations of Federal and/or State Securities Acts, Banking Statutes, Consumer Protection Statutes, Federal and/or State anti-Racketeering (e.g. RICO) claims as well as any claims relating or deriving from Securities, or underlying securities law and any State Law claims of fraud, negligence, negligent misrepresentations, and/or conversion shall be settled by arbitration; and in accordance with this paragraph and judgment on the arbitrator's award may be entered in any court having jurisdiction thereof in accordance with the provisions of Nevada Law. The Subscriber waives any right to punitive damage claims. In the event of such a dispute, each party to the conflict shall select an arbitrator, both of whom shall then select a third arbitrator, which shall constitute the three person arbitration board. The decision of a majority of the board of arbitrators, who shall render their decision within thirty (30) days of appointment of the final arbitrator, shall be binding upon the parties. Venue for any arbitration shall lie in Boise, Idaho.

4.   **Indemnification:** Subscriber acknowledges that he/she understands the meaning and legal consequences of the representations and warranties contained herein, and it hereby agrees to indemnify and hold harmless the Company and any other person or entity relying upon such information thereof from and against any and all loss, damage or liability due to or arising out of a breach of any representation, warranty, or acknowledgement of Subscriber contained in this Agreement.

5.   **Miscellaneous:** This Agreement may not be assigned by Subscriber. This Agreement may be amended or modified only by a writing signed by the party or parties to be charged with such amendment or modification. All of the terms, provisions and conditions of this Agreement shall be binding upon and

inure to the benefit of the parties hereto and their respective heirs, successors, and legal representatives. The laws of the State of Nevada shall govern the rights of the parties as to this Agreement.

6.   **Notices:** All notes or other communications hereunder (except payment) shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail postage prepaid, or by Express Mail Service or similar courier, addressed as follows:

(I)   Subscriber: At the address designated on the signature page of this Agreement

(II)   Company: 5248 W. Chinden Blvd.
                                    Boise, Idaho 83714
                                    Attention: E. James Collord, President

7.   **Designation of Ownership:** Subscriber wishes to own the RP Warrant as follows:

(a) X   Separate or individual property
(b)____   Husband and wife as community property (Community property states only)
(c)____   Joint tenants with right of survivorship (Both parties must sign)
(d)____   Tenants in common (Both parties must sign)
(e)____   Trust (include name of trust and name of trustee)
(f)____   Other (indicate): _____
(g)____   Corporation (include name of President and Secretary)
(h)___   Limited Liability Company (include name of Manager and all Members)

8.   **Subscriber Status:**

[X]   I am NOT a member of, or an associate or affiliate of a member of the Financial Industry Regulatory Authority (FINRA); and have not, for a period of 12 months prior to the date of this Subscription Agreement, been affiliated or associated with any broker/dealer, company, firm, organization, or other entity which is a member of FINRA.

[ ]   I am a member of or an associate or affiliate of a member of FINRA. Attached is a copy of an agreement signed by the principal and compliance officer of the firm with which I am affiliated agreeing to my participation in this investment.

9.   **Disclosure Required Under StateLaw:** The offering and sale of the Securities is intended to be exempt from registration under the securities laws of certain states. Subscribers who reside or purchase the Securities may be required to make additional disclosures by the securities laws of various states and agrees to provide such additional disclosures as requested by the Company upon written request. Subscriber understands and agrees that certain legends required by the laws of the State of California, or other states may be placed on certificates representing the Securities. The Company may also be required to meet other requirements for offerings under applicable state "Blue Sky" laws.

10.   **Representations required for California Resident:** If I am a California Resident, I understand that: "it is unlawful to consummate a sale of transfer of this security, or nay interest therein, or to receive any consideration there, without the prior written consent of the commissioner of California, except as permitted in the Commissioner's rules."

(a)   The issuer of any security upon which a restriction on transfer has been imposed pursuant to Section 260.141.10 or 260.534 shall cause a copy of this section to be delivered to each

issuee or transferee of such security at the time the certificate evidencing the security is delivered to the issuee or transferee.

(b)   It is unlawful for the holder of any such security to consummate a sale or transfer of such security, or any interest therein, without the prior written consent of the Commissioner (until this condition is removed pursuant to Section 260.141.12 of these rules), except:

1)   to the issuer;

2)   pursuant to the order or process of any court;

3)   to any person described in Subdivision (I) of Section 25102 of the Code or Section 260.105.14 of these rules;

4)   to the transferor's ancestors, descendants or spouse, or any custodian or trustee for the account of the transferor or the transferor's ancestor, descendants, or spouse; or to a transferee by a trustee or custodian for the account of the transferee of the transferee's ancestors, descendants or spouse;

5)   to holders of securities of the same class of the same issuer;

6)   by way of gift or donation inter vivos or on death;

7)   by or through a broker-dealer licensed under the Code 9either acting as such or as a finder) to a resident of a foreign state territory or country who is neither domiciled in this state to the knowledge of the broker-dealer, nor actually present in this state if the sale of such securities is not in violation of any securities law of the foreign state, territory or country concerned;

8)   to a broker-dealer licensed under the Code in a principal transaction, or as an underwriter or member of an underwriting syndicated or selling group;

9)   if the interest sold or transferred is a pledge or other lien given by the purchaser to the seller upon a sale of the security for which the Commissioner's written consent is obtained or under this rule not required;

10)   by way of a sale qualified under Section 25111, 25112, 25113, or 25121 of the Code, of the securities to be transferred, provided that no order under Section 25140 or subdivision (a) of Section 25143 is in effect with respect to such qualification;

11)   by a corporation to a wholly owned subsidiary of such corporation, or by a wholly owned subsidiary of a corporation to such corporations;

12)   by way of an exchange qualified under Section 25111, 25112, or 25113 of the Code provided that no order under Section 25140 or subdivision (a) of section 25143 is in effect with respect to such qualifications;

13)   between residents of foreign state, territories or countries who are neither domiciled nor actually present in this state;

14)   to the State Controller pursuant to the Unclaimed Property Law or to the administrator of the unclaimed property law of another state;

15)   by the State Controller pursuant to the Unclaimed Property Law or by the administrator of the unclaimed property law of another state if, in either such case, such person (I) discloses to the potential purchasers at the sale that transfer of the securities is restricted under this rule, (ii) delivers to each purchaser a copy of this rule, and (iii) advises the Commissioner of the name of each purchaser;

16)   by a trustee to a successor trustee when such transfer does not involve a change in the beneficial ownership of the securities; or

17)   By way of an offer and sale of outstanding securities in an issuer transaction that is subject to the qualification requirement of Section 25110 of the Code but exempt from that qualification requirement by subdivision (f) of Section 25102; provided that any such transfer is on the condition that any certificate evidencing the security issued to such transferee shall contain the legend required by this section.

(c)   The certificates representing all such securities subject to such a restriction on transfer, whether upon initial issuance or upon any transfer thereto, shall bear on their face a legend, prominently stamped or printed thereon in capital letters of not less than 10-point size, reading as follows:

IT IS UNLAWFUL TO CONSUMMATE A SALE OR TRANSFER OF THIS SECURITY, OR ANY INTEREST THEREIN, OR TO RECEIVE ANY CONSIDERATION THEREFOR, WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA EXCEPT AS PERMITTED IN THE COMMISSIONER'S RULES.

SUBSCRIBER HEREBY DECLARES AND AFFIRMS THAT HE/SHE HAS READ THE WITHIN AND FOREGOING SUBSCRIPTION AGREEMENT, IS FAMILIAR WITH THE CONTENTS THEREOF AND AGREES TO ABIDE BY THE TERMS AND CONDITIONS THEREIN SET FORTH, AND KNOWS THE STATEMENTS THEREIN TO BE TRUE AND CORRECT.

IN WITNESS WHEREOF, Subscriber executed this Agreement this ____10th____ day of

____May____, 2010.

FOR INDIVIDUAL SUBSCRIBERS:

/s/ Ronald W. Guill	
Signature of Subscriber	Signature of Subscriber's Spouse or Other Subscriber (if applicable)

Ronald W. Guill	
(Please type or print name of	(Please type or print name of
Subscriber as it appears above)	Subscriber's Spouse or Other Subscriber as it appears above)

(omitted)	
Social Security or Employer	Social Security of Employer Identification Number of
Identification Number of	Subscriber's Spouse or Other Subscriber
Subscriber	

2250 E. Gossamer Lane	
Street Address	Street Address

Boise, ID 83706	
City State Zip Code	City State Zip Code

This Subscription Agreement is hereby accepted by the Company this ___ day of _____,
2010.



THUNDER MOUNTAIN GOLD, INC.

By: _____

Title: President

Thunder Mountain Gold Inc.
Unit Subscription Agreement-Page 10

Exhibit 4.9



TSX venture
EXCHANGE

FORM 5D

ESCROW AGREEMENT
VALUE SECURITY

THIS AGREEMENT is made as of the _22ⁿᵈ_ day of _June_____, 2010.

AMONG:

THUNDER MOUNTAIN GOLD, INC.

(the "**Issuer**")

AND:

COMPUTERSHARE INVESTOR SERVICES INC.

(the "**Escrow Agent**")

AND:

EACH OF THE UNDERSIGNED SECURITYHOLDERS OF THE ISSUER
(a "**Securityholder**" or "**you**")

(collectively, the "**Parties**")

This Agreement is being entered into by the Parties under Exchange *Policy 5.4 - Escrow, Vendor Consideration and Resale Restrictions* (the **Policy**) in connection with an application to list the shares of the Issuer on the TSX-V. The Issuer is a Tier 2 Issuer as described in *Policy 2.1 - Minimum Listing Requirements.*

For good and valuable consideration, the Parties agree as follows:

PART 1   ESCROW

1.1   Appointment of Escrow Agent

The Issuer and the Securityholders appoint the Escrow Agent to act as escrow agent under this Agreement. The Escrow Agent accepts the appointment.

1.2   Deposit of Escrow Securities in Escrow

(1)   You are depositing the securities (**escrow securities**) listed opposite your name in Schedule "A"

---

with the Escrow Agent to be held in escrow under this Agreement. You will immediately deliver or cause to be delivered to the Escrow Agent any share certificates or other evidence of these securities which you have or which you may later receive.

(2)   If you receive any other securities (**additional escrow securities**):

(a)   as a dividend or other distribution on escrow securities;

(b)   on the exercise of a right of purchase, conversion or exchange attaching to escrow securities, including securities received on conversion of special warrants;

(c)   on a subdivision, or compulsory or automatic conversion or exchange of escrow securities; or

(d)   from a successor issuer in a business combination, if Part 6 of this Agreement applies,

you will deposit them in escrow with the Escrow Agent. You will deliver or cause to be delivered to the Escrow Agent any share certificates or other evidence of those additional escrow securities. When this Agreement refers to **escrow securities,** it includes additional escrow securities.

(3)   You will immediately deliver to the Escrow Agent any replacement share certificates or other evidence of additional escrow securities issued to you.

1.3   Direction to Escrow Agent

The Issuer and the Securityholders direct the Escrow Agent to hold the escrow securities in escrow until they are released from escrow under this Agreement.

PART 2   RELEASE OF ESCROW SECURITIES

2.1   Release Provisions

The provisions of Schedule B1 is incorporated into and form part of this Agreement.

2.2   Additional escrow securities

If you acquire additional escrow securities in connection with the transaction to which this agreement relates, those securities will be added to the securities already in escrow, to increase the number of remaining escrow securities. After that, all of the escrow securities will be released in accordance with the applicable release schedule.

2.3   Additional Requirements for Tier 2 Surplus Escrow Securities

Not applicable.

2.4   Delivery of Share Certificates for Escrow Securities

The Escrow Agent will send to each Securityholder any share certificates or other evidence of that Securityholder's escrow securities in the possession of the Escrow Agent released from escrow as soon as reasonably practicable after the release.

2.5 Replacement Certificates

If, on the date a Securityholder's escrow securities are to be released, the Escrow Agent holds a share certificate or other evidence representing more escrow securities than are to be released, the Escrow Agent will deliver the share certificate or other evidence to the Issuer or its transfer agent and request replacement share certificates or other evidence. The Issuer will cause replacement share certificates or other evidence to be prepared and delivered to the Escrow Agent. After the Escrow Agent receives the replacement share certificates or other evidence, the Escrow Agent will send to the Securityholder or at the Securityholder's direction, the replacement share certificate or other evidence of the escrow securities released. The Escrow Agent and Issuer will act as soon as reasonably practicable.

2.6 Release upon Death

(1)   If a Securityholder dies, the Securityholder's escrow securities will be released from escrow. The Escrow Agent will deliver any share certificates or other evidence of the escrow securities in the possession of the Escrow Agent to the Securityholder's legal representative provided that:

(a)   the legal representative of the deceased Securityholder provides written notice to the Exchange of the intent to release the escrow securities as at a specified date which is at least 10 business days and not more than 30 business days prior to the proposed release; and

(b)   the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date.

(2)   Prior to delivery the Escrow Agent must receive:

(a)   a certified copy of the death certificate; and

(b)   any evidence of the legal representative's status that the Escrow Agent may reasonably require.

2.7 Exchange Discretion to Terminate

If the Escrow Agent receives a request from the Exchange to halt or terminate the release of escrow securities from escrow, then the Escrow Agent will comply with that request, and will not release any escrow securities from escrow until it receives the written consent of the Exchange.

2.8 Discretionary Applications

The Exchange may consent to the release from escrow of escrow securities in other circumstances and on terms and on conditions it deems appropriate. Securities may be released from escrow provided that the Escrow Agent receives written notice from the Exchange.

PART 3   EARLY RELEASE ON CHANGE OF ISSUER STATUS

Not applicable.

PART 4   DEALING WITH ESCROW SECURITIES

4.1   Restriction on Transfer, etc.

Unless it is expressly permitted in this Agreement, you will not sell, transfer, assign, mortgage, enter into a derivative transaction concerning, or otherwise deal in any way with your escrow securities or any related share certificates or other evidence of the escrow securities. If a Securityholder is a private company controlled by one or more Principals of the Issuer, the Securityholder may not participate in a transaction that results in a change of its control or a change in the economic exposure of the Principals to the risks of holding escrow securities.

4.2   Pledge, Mortgage or Charge as Collateral for a Loan

Subject to Exchange acceptance, you may pledge, mortgage or charge your escrow securities to a financial institution as collateral for a loan, provided that no escrow securities or any share certificates or other evidence of escrow securities will be transferred or delivered by the Escrow Agent to the financial institution for this purpose. The loan agreement must provide that the escrow securities will remain in escrow if the lender realizes on the escrow securities to satisfy the loan.

4.3   Voting of Escrow Securities

Although you may exercise voting rights attached to your escrow securities, you may not, while your securities are held in escrow, exercise voting rights attached to any securities (whether in escrow or not) in support of one or more arrangements that would result in the repayment of capital being made on the escrow securities prior to a winding up of the Issuer.

4.4   Dividends on Escrow Securities

You may receive a dividend or other distribution on your escrow securities, and elect the manner of payment from the standard options offered by the Issuer. If the Escrow Agent receives a dividend or other distribution on your escrow securities, other than additional escrow securities, the Escrow Agent will pay the dividend or other distribution to you on receipt.

4.5   Exercise of Other Rights Attaching to Escrow Securities

You may exercise your rights to exchange or convert your escrow securities in accordance with this agreement.

PART 5   PERMITTED TRANSFERS WITHIN ESCROW

5.1   Transfer to Directors and Senior Officers

(1)   You may transfer escrow securities within escrow to existing or, upon their appointment, incoming directors or senior officers of the Issuer or any of its material operating subsidiaries, if the Issuer's board of directors has approved the transfer and provided that:

   (a)   you make application to transfer under the Policy at least 10 business days and not more than 30 business days prior to the date of the proposed transfer; and

   (b)   the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date.

(2)   Prior to the transfer the Escrow Agent must receive:

    (a)   a certified copy of the resolution of the board of directors of the Issuer approving the transfer;

    (b)   a certificate signed by a director or officer of the Issuer authorized to sign, stating that the transfer is to a director or senior officer of the Issuer or a material operating subsidiary and that any required acceptance from the Exchange the Issuer is listed on has been received;

    (c)   an acknowledgment in the form of Form 5E signed by the transferee; and

    (d)   a transfer power of attorney, completed and executed by the transferor in accordance with the requirements of the Issuer's transfer agent.

5.2   Transfer to Other Principals

(1)   You may transfer escrow securities within escrow:

    (a)   to a person or company that before the proposed transfer holds more than 20% of the voting rights attached to the Issuer's outstanding securities; or

    (b)   to a person or company that after the proposed transfer

        (i)   will hold more than 10% of the voting rights attached to the Issuer's outstanding securities, and

        (ii)   has the right to elect or appoint one or more directors or senior officers of the Issuer or any of its material operating subsidiaries,

        provided that:

    (c)   you make an application to transfer under the Policy at least 10 business days and not more than 30 business days prior to the date of the proposed transfer; and

    (d)   the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date.

(2)   Prior to the transfer the Escrow Agent must receive:

    (a)   a certificate signed by a director or officer of the Issuer authorized to sign, stating that:

        (i)   the transfer is to a person or company that the officer believes, after reasonable investigation, holds more than 20% of the voting rights attached to the Issuer's outstanding securities before the proposed transfer; or

        (ii)   the transfer is to a person or company that:

            (A)   the officer believes, after reasonable investigation, will hold more than 10% of the voting rights attached to the Issuer's outstanding securities; and

> (B) has the right to elect or appoint one or more directors or senior officers of the Issuer or any of its material operating subsidiaries
>
> after the proposed transfer; and
>
> (iii) any required approval from the Exchange or any other exchange on which the Issuer is listed has been received;

(b) an acknowledgment in the form of Form 5E signed by the transferee; and

(c) a transfer power of attorney, completed and executed by the transferor in accordance with the requirements of the Issuer's transfer agent.

5.3 Transfer upon Bankruptcy

(1) You may transfer escrow securities within escrow to a trustee in bankruptcy or another person or company entitled to escrow securities on bankruptcy provided that:

(a) you make application to transfer under the Policy at least 10 business days and not more than 30 business days prior to the date of the proposed transfer; and

(b) the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date.

(2) Prior to the transfer, the Escrow Agent must receive:

(a) a certified copy of either

(i) the assignment in bankruptcy filed with the Superintendent of Bankruptcy, or

(ii) the receiving order adjudging the Securityholder bankrupt;

(b) a certified copy of a certificate of appointment of the trustee in bankruptcy;

(c) a transfer power of attorney, duly completed and executed by the transferor in accordance with the requirements of the Issuer's transfer agent; and

(d) an acknowledgment in the form of Form 5E signed by

(i) the trustee in bankruptcy or

(ii) on direction from the trustee, with evidence of that direction attached to the acknowledgement form, another person or company legally entitled to the escrow securities.

5.4 Transfer Upon Realization of Pledged, Mortgaged or Charged Escrow Securities

(1) You may transfer escrow securities you have pledged, mortgaged or charged under section 4.2 to a financial institution as collateral for a loan within escrow to the lender on realization provided that:

(a) you make application to transfer under the Policy at least 10 business days and not more than 30 business days prior to the date of the proposed transfer; and

(b) the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date.

(2) Prior to the transfer the Escrow Agent must receive:

(a) a statutory declaration of an officer of the financial institution that the financial institution is legally entitled to the escrow securities;

(b) evidence that the Exchange has accepted the pledge, mortgage or charge of escrow securities to the financial institution;

(c) a transfer power of attorney, executed by the transferor in accordance with the requirements of the Issuer's transfer agent; and

(d) an acknowledgement in the form of Form 5E signed by the financial institution.

5.5 Transfer to Certain Plans and Funds

(1) You may transfer escrow securities within escrow to or between a registered retirement savings plan (RRSP), registered retirement income fund (RRIF) or other similar registered plan or fund with a trustee, where the beneficiaries of the plan or fund are limited to you and your spouse, children and parents provided that:

(a) you make application to transfer under the Policy at least 10 business days and not more than 30 business days prior to the date of the proposed transfer; and

(b) the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date.

(2) Prior to the transfer the Escrow Agent must receive:

(a) evidence from the trustee of the transferee plan or fund, or the trustee's agent, stating that, to the best of the trustee's knowledge, the annuitant of the RRSP or RRIF or the beneficiaries of the other registered plan or fund do not include any person or company other than you and your spouse, children and parents;

(b) a transfer power of attorney, executed by the transferor in accordance with the requirements of the Issuer's transfer agent; and

(c) an acknowledgement in the form of Form 5E signed by the trustee of the plan or fund.

5.6 Effect of Transfer Within Escrow

After the transfer of escrow securities within escrow, the escrow securities will remain in escrow and released from escrow under this Agreement as if no transfer has occurred, on the same terms that applied before the transfer. The Escrow Agent will not deliver any share certificates or other evidence of the escrow securities to transferees under this Part 5.

5.7 Discretionary Applications

The Exchange may consent to the transfer within escrow of escrow securities in other circumstances and on such terms and conditions as it deems appropriate.

PART 6 BUSINESS COMBINATIONS

6.1 Business Combinations

This Part applies to the following **(business combinations)**:

(a) a formal take-over bid for all outstanding securities of the Issuer or which, if successful, would result in a change of control of the Issuer

(b) a formal issuer bid for all outstanding equity securities of the Issuer

(c) a statutory arrangement

(d) an amalgamation

(e) a merger

(f) a reorganization that has an effect similar to an amalgamation or merger

6.2 Delivery to Escrow Agent

(1) You may tender your escrow securities to a person or company in a business combination. At least five business days prior to the date the escrow securities must be tendered under the business combination, you must deliver to the Escrow Agent:

(a) a written direction signed by you that directs the Escrow Agent to deliver to the depositary under the business combination any share certificates or other evidence of the escrow securities and a completed and executed cover letter or similar document and, where required, transfer power of attorney completed and executed for transfer in accordance with the requirements of the Issuer's depository, and any other documentation specified or provided by you and required to be delivered to the depositary under the business combination;

(b) written consent of the Exchange; and

(c) any other information concerning the business combination as the Escrow Agent may reasonably require.

6.3 Delivery to Depositary

(1) As soon as reasonably practicable, and in any event no later than three business days after the Escrow Agent receives the documents and information required under section 6.2, the Escrow Agent will deliver to the depositary, in accordance with the direction, any share certificates or other evidence of the escrow securities, and a letter addressed to the depositary that

(a) identifies the escrow securities that are being tendered;

(b) states that the escrow securities are held in escrow;

(c) states that the escrow securities are delivered only for the purposes of the business combination and that they will be released from escrow only after the Escrow Agent receives the information described in section 6.4;

(d) if any share certificates or other evidence of the escrow securities have been delivered to the depositary, requires the depositary to return to the Escrow Agent, as soon as practicable, the share certificates or other evidence of escrow securities that are not released from escrow into the business combination; and

(e) where applicable, requires the depositary to deliver or cause to be delivered to the Escrow Agent, as soon as practicable, share certificates or other evidence of additional escrow securities that you acquire under the business combination.

6.4 Release of Escrow Securities to Depositary

(1) The Escrow Agent will release from escrow the tendered escrow securities provided that:

(a) you or the Issuer make application to release the tendered securities under the Policy on a date at least 10 business days and not more than 30 business days prior to the date of the proposed release date; and

(b) the Exchange does not provide notice of its objection to the Escrow Agent prior to 10:00 a.m. (Vancouver time) or 11:00 a.m. (Calgary time) on such specified date;

(c) the Escrow Agent receives a declaration signed by the depositary or, if the direction identifies the depositary as acting on behalf of another person or company in respect of the business combination, by that other person or company, that

(i) the terms and conditions of the business combination have been met or waived; and

(ii) the escrow securities have either been taken up and paid for or are subject to an unconditional obligation to be taken up and paid for under the business combination.

6.5 Escrow of New Securities

(1) If you receive securities (**new securities**) of another issuer (**successor issuer**) in exchange for your escrow securities, the new securities will be subject to escrow in substitution for the tendered escrow securities, unless, immediately after completion of the business combination,

(a) the successor issuer is an exempt issuer as defined in the National Policy;

(b) the escrow holder was subject to a Value Security Escrow Agreement and is not a Principal of the successor issuer; and

(c) the escrow holder holds less than 1% of the voting rights attached to the successor issuer's outstanding securities. (In calculating this percentage, include securities that may be issued to the escrow holder under outstanding convertible securities in both the escrow holders securities and the total securities outstanding.)

6.6   Release from Escrow of New Securities

(1)   The Escrow Agent will send to a Securityholder share certificates or other evidence of the Securityholder's new securities as soon as reasonably practicable after the Escrow Agent receives

      (a)   a certificate from the successor issuer signed by a director or officer of the successor issuer authorized to sign

            (i)   stating that it is a successor issuer to the Issuer as a result of a business combination;

            (ii)   containing a list of the securityholders whose new securities are subject to escrow under section 6.5;

            (iii)   containing a list of the securityholders whose new securities are not subject to escrow under section 6.5;

      (b)   written confirmation from the Exchange that it has accepted the list of Securityholders whose new securities are not subject to escrow under section 6.5; and

(2)   The escrow securities of the Securityholders whose securities are not subject to escrow under section 6.5, will be released, and the Escrow Agent will send any share certificates or other evidence of the escrow securities in the possession of the Escrow Agent in accordance with section 2.4.

(3)   If your new securities are subject to escrow, unless subsection (4) applies, the Escrow Agent will hold your new securities in escrow on the same terms and conditions, including release dates, as applied to the escrow securities that you exchanged.

(4)   If the Issuer is a Tier 2 Issuer and the successor issuer is a Tier 1 Issuer, the release provisions in section 3.1(4) relating to graduation will apply.

PART 7   RESIGNATION OF ESCROW AGENT

7.1   Resignation of Escrow Agent

(1)   If the Escrow Agent wishes to resign as escrow agent, the Escrow Agent will give written notice to the Issuer and the Exchange.

(2)   If the Issuer wishes to terminate the Escrow Agent as escrow agent, the Issuer will give written notice to the Escrow Agent and the Exchange.

(3)   If the Escrow Agent resigns or is terminated, the Issuer will be responsible for ensuring that the Escrow Agent is replaced not later than the resignation or termination date by another escrow agent that is acceptable to the Exchange and that has accepted such appointment, which appointment will be binding on the Issuer and the Securityholders.

(4)   The resignation or termination of the Escrow Agent will be effective, and the Escrow Agent will cease to be bound by this Agreement, on the date that is 60 days after the date of receipt of the notices referred to above by the Escrow Agent or Issuer, as applicable, or on such other date as the Escrow Agent and the Issuer may agree upon (the "resignation or termination date"), provided

that the resignation or termination date will not be less than 10 business days before a release date.

(5)   If the Issuer has not appointed a successor escrow agent within 60 days of the resignation or termination date, the Escrow Agent will apply, at the Issuer's expense, to a court of competent jurisdiction for the appointment of a successor escrow agent, and the duties and responsibilities of the Escrow Agent will cease immediately upon such appointment.

(6)   On any new appointment under this section, the successor Escrow Agent will be vested with the same powers, rights, duties and obligations as if it had been originally named herein as Escrow Agent, without any further assurance, conveyance, act or deed. The predecessor Escrow Agent, upon receipt of payment for any outstanding account for its services and expenses then unpaid, will transfer, deliver and pay over to the successor Escrow Agent, who will be entitled to receive, all securities, records or other property on deposit with the predecessor Escrow Agent in relation to this Agreement and the predecessor Escrow Agent will thereupon be discharged as Escrow Agent.

(7)   If any changes are made to Part 8 of this Agreement as a result of the appointment of the successor Escrow Agent, those changes must not be inconsistent with the Policy and the terms of this Agreement and the Issuer to this Agreement will fie a copy of the new Agreement with the Exchange.

PART 8   OTHER CONTRACTUAL ARRANGEMENTS

Escrow Agent Not a Trustee

8.1   The Escrow Agent accepts duties and responsibilities under this Agreement, and the escrow securities and any share certificates or other evidence of these securities, solely as a custodian, bailee and agent. No trust is intended to be, or is or will be, created hereby and the Escrow Agent shall owe no duties hereunder as a trustee.

Escrow Agent Not Responsible for Genuineness

8.2   The Escrow Agent will not be responsible or liable in any manner whatever for the sufficiency, correctness, genuineness or validity of any escrow security deposited with it.

Escrow Agent Not Responsible for Furnished Information

8.3   The Escrow Agent will have no responsibility for seeking, obtaining, compiling, preparing or determining the accuracy of any information or document, including the representative capacity in which a party purports to act, that the Escrow Agent receives as a condition to a release from escrow or a transfer of escrow securities within escrow under this Agreement.

Escrow Agent Not Responsible after Release

8.4   The Escrow Agent will have no responsibility for escrow securities that it has released to a Securityholder or at a Securityholder's direction according to this Agreement.

Indemnification of Escrow Agent

8.5   The Issuer and each Securityholder hereby jointly and severally agree to indemnify and hold harmless the Escrow Agent, its affiliates, and their current and former directors, officers, employees and agents from and against any and all claims, demands, losses, penalties, costs, expenses, fees and liabilities, including, without limitation, legal fees and expenses, directly or indirectly arising out of, in connection with, or in respect of, this Agreement, except where same result directly and principally from gross negligence, wilful misconduct or bad faith on the part of the Escrow Agent. This indemnity survives the release of the escrow securities, the resignation or termination of the Escrow Agreement and the termination of this Agreement.

Additional Provisions

8.6   The Escrow Agent will be protected in acting and relying reasonably upon any notice, direction, instruction, order, certificate, confirmation, request, waiver, consent, receipt, statutory declaration or other paper or document (collectively referred to as "Documents") furnished to it and purportedly signed by any officer or person required to or entitled to execute and deliver to the Escrow Agent any such Document in connection with this Agreement, not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth or accuracy of any information therein contained, which it in good faith believes to be genuine.

8.7   The Escrow Agent will not be bound by any notice of a claim or demand with respect thereto, or any waiver, modification, amendment, termination or rescission of this Agreement unless received by it in writing, and signed by the other Parties and approved by the securities regulators with jurisdiction and set out in section 10.6, and, if the duties or indemnification of the Escrow Agent in this Agreement are affected, unless it has given its prior written consent.

8.8   The Escrow Agent may consult with or retain such legal counsel and advisors as it may reasonably require for the purpose of discharging its duties or determining its rights under this Agreement and may rely and act upon the advice of such counsel or advisor. The Escrow Agent will give written notice to the Issuer as soon as practicable that it has retained legal counsel or other advisors. The Issuer will pay or reimburse the Escrow Agent for any reasonable fees, expenses and disbursements of such counsel or advisors.

8.9   In the event of any disagreement arising under the terms of this Agreement, the Escrow Agent will be entitled, at its option, to refuse to comply with any and all demands whatsoever until the dispute is settled either by a written agreement among the Parties or by a court of competent jurisdiction.

8.10   The Escrow Agent will have no duties or responsibilities except as expressly provided in this Agreement and will have no duty or responsibility under the Policy or arising under any other agreement, including any agreement referred to in this Agreement, to which the Escrow Agent is not a party.

8.11   The Escrow Agent will have the right not to act and will not be liable for refusing to act unless it has received clear and reasonable documentation that complies with the terms of this Agreement. Such documentation must not require the exercise of any discretion or independent judgment.

8.12   The Escrow Agent is authorized to cancel any share certificate delivered to it and hold such Securityholder's escrow securities in electronic, or uncertificated form only, pending release of such

securities from escrow.

8.13   The Escrow Agent will have no responsibility with respect to any escrow securities in respect of which no share certificate or other evidence or electronic or uncertificated form of these securities has been delivered to it, or otherwise received by it.

Limitation of Liability of Escrow Agent

8.14   The Escrow Agent will not be liable to any of the Parties hereunder for any action taken or omitted to be taken by it under or in connection with this Agreement, except for losses directly, principally and immediately caused by its bad faith, wilful misconduct or gross negligence. Under no circumstances will the Escrow Agent be liable for any special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages hereunder, including any loss of profits, whether foreseeable or unforeseeable. Notwithstanding the foregoing or any other provision of this Agreement, in no event will the collective liability of the Escrow Agent under or in connection with this Agreement to any one or more Parties, except for losses directly caused by its bad faith or willful misconduct, exceed the amount of its annual fees under this Agreement or the amount of three thousand dollars ($3,000.00), whichever amount shall be greater.

Remuneration of Escrow Agent

8.15   The Issuer will pay the Escrow Agent reasonable remuneration for its services under this Agreement, which fees are subject to revision from time to time on 30 days' written notice. The Issuer will reimburse the Escrow Agent for its expenses and disbursements. Any amount due under this section and unpaid 30 days after request for such payment, will bear interest from the expiration of such period at a rate per annum equal to the then current rate charged by the Escrow Agent, payable on demand.

PART 9   INDEMNIFICATION OF THE EXCHANGE

9.1   Indemnification

(1)   The Issuer and each Securityholder jointly and severally:

      (a)   release, indemnify and save harmless the Exchange from all costs (including legal cost, expenses and disbursements), charges, claims, demands, damages, liabilities, losses and expenses incurred by the Exchange;

      (b)   agree not to make or bring a claim or demand, or commence any action, against the Exchange; and

      (c)   agree to indemnify and save harmless the Exchange from all costs (including legal costs) and damages that the Exchange incurs or is required by law to pay as a result of any person's claim, demand or action,

arising from any and every act or omission committed or omitted by the Exchange, in connection with this Agreement, even if said act or omission was negligent, or constituted a breach of the terms of this Agreement.

(2)   This indemnity survives the release of the escrow securities and the termination of this

Agreement.

PART 10   NOTICES

10.1   Notice to Escrow Agent

Documents will be considered to have been delivered to the Escrow Agent on the next business day following the date of transmission, if delivered by fax, the date of delivery, if delivered by hand during normal business hours or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the following:

Computershare Investor Services Inc.


10.2   Notice to Issuer

Documents will be considered to have been delivered to the Issuer on the next business day following the date of transmission, if delivered by fax, the date of delivery, if delivered by hand or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the following:

> Thunder Mountain Gold, Inc.
> 5248 W. Chinden
> Boise, Idaho, U.S.A 83714
> Attention: Eric T. Jones, CFO
> Fax: (208) 322-5626

10.3   Deliveries to Securityholders

Documents will be considered to have been delivered to a Securityholder on the date of delivery, if delivered by hand or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the address on the Issuer's share register.

Any share certificates or other evidence of a Securityholder's escrow securities will be sent to the Securityholder's address on the Issuer's share register unless the Securityholder has advised the Escrow Agent in writing otherwise at least ten business days before the escrow securities are released from escrow. The Issuer will provide the Escrow Agent with each Securityholder's address as listed on the Issuer's share register.

10.4   Change of Address

(1)   The Escrow Agent may change its address for delivery by delivering notice of the change of address to the Issuer and to each Securityholder.

(2)   The Issuer may change its address for delivery by delivering notice of the change of address to the Escrow Agent and to each Securityholder.

(3)   A Securityholder may change that Securityholder's address for delivery by delivering notice of the change of address to the Issuer and to the Escrow Agent.

10.5   Postal Interruption

A party to this Agreement will not mail a Document if the party is aware of an actual or impending disruption of postal service.

PART 11   GENERAL

11.1   Interpretation – "holding securities"

Unless the context otherwise requires, all capitalized terms that are not otherwise defined in this Agreement, shall have the meanings as defined in *Policy 1.1 - Interpretation* or in *Policy 5.4 - Escrow, Vendor Consideration and Resale Restrictions.*

When this Agreement refers to securities that a Securityholder "holds", it means that the Securityholder has direct or indirect beneficial ownership of or control or direction over the securities.

11.2   Enforcement by Third Parties

The Issuer enters this Agreement both on its own behalf and as trustee for the Exchange and the Securityholders of the Issuer, and this Agreement may be enforced by either the Exchange, or the Securityholders of the Issuer, or both.

11.3   Termination, Amendment, and Waiver of Agreement

(1)   Subject to subsection 11.3(3), this Agreement shall only terminate:

   (a)   with respect to all the Parties:

   (i)   as specifically provided in this Agreement;

   (ii)   subject to subsection 11.3(2), upon the agreement of all Parties; or

   (iii)   when the Securities of all Securityholders have been released from escrow pursuant to this Agreement; and

   (b)   with respect to a Party:

   (i)   as specifically provided in this Agreement; or

   (ii)   if the Party is a Securityholder, when all of the Securityholder's Securities have been released from escrow pursuant to this Agreement.

(2)   An agreement to terminate this Agreement pursuant to section 11.3(1)(a)(ii) shall not be effective unless and until the agreement to terminate

   (a)   is evidenced by a memorandum in writing signed by all Parties;

   (b)   has been consented to in writing by the Exchange; and

   (c)   has been approved by a majority of securityholders of the Issuer who are not Securityholders.

(3) Notwithstanding any other provision in this Agreement, the obligations set forth in section 9.1 shall survive the termination of this Agreement and the resignation or removal of the Escrow Agent.

(4) No amendment or waiver of this Agreement or any part of this Agreement shall be effective unless the amendment or waiver:

    (a)   is evidenced by a memorandum in writing signed by all Parties;

    (b)   has been approved in writing by the Exchange; and

    (c)   has been approved by a majority of securityholders of the Issuer who are not Securityholders.

(5) No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision (whether similar or not), nor shall any waiver constitute a continuing waiver, unless expressly provided.

11.4 Severance of Illegal Provision

Any provision or part of a provision of this Agreement determined by a court of competent jurisdiction to be invalid, illegal or unenforceable shall be deemed stricken to the extent necessary to eliminate any invalidity, illegality or unenforceability, and the rest of the Agreement and all other provisions and parts thereof shall remain in full force and effect and be binding upon the parties hereto as though the said illegal and/or unenforceable provision or part thereof had never been included in this Agreement.

11.5 Further Assurances

The Parties will execute and deliver any further documents and perform any further acts reasonably requested by any of the Parties to this agreement which are necessary to carry out the intent of this Agreement.

11.6 Time

Time is of the essence of this Agreement.

11.7 Consent of Exchange to Amendment

The Exchange must approve any amendment to this Agreement.

11.8 Additional Escrow Requirements

A Canadian exchange may impose escrow terms or conditions in addition to those set out in this Agreement.

11.9 Governing Laws

The laws of British Columbia and the applicable laws of Canada will govern this Agreement.

11.10 Counterparts

The Parties may execute this Agreement by fax and in counterparts, each of which will be considered an original and all of which will be one agreement.

11.11 Singular and Plural

Wherever a singular expression is used in this Agreement, that expression is considered as including the plural or the body corporate where required by the context.

11.12 Language

This Agreement has been drawn up in the English language at the request of all parties.

11.13 Benefit and Binding Effect

This Agreement will benefit and bind the Parties and their heirs, executors, administrators, successors and permitted assigns and all persons claiming through them as if they had been a Party to this Agreement.

11.14 Entire Agreement

This is the entire agreement among the Parties concerning the subject matter set out in this Agreement and supersedes any and all prior understandings and agreements.

11.15 Successor to Escrow Agent

Any corporation with which the Escrow Agent may be amalgamated, merged or consolidated, or any corporation succeeding to the business of the Escrow Agent will be the successor of the Escrow Agent under this Agreement without any further act on its part or on the part or any of the Parties, provided that the successor is recognized by the Exchange.

The Parties have executed and delivered this Agreement as of the date set out above.

COMPUTERSHARE INVESTOR SERVICES INC.

_____
Authorized signatory

_____
Authorized signatory

THUNDER MOUNTAIN GOLD, INC.

_____
Authorized Signatory

Eric T. Jones - Chief Financial Officer
Print Name and Title

If the Securityholder is an individual:

Signed, Sealed and Delivered by **Ellis J. Collord** in the presence of:



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Witness (Signature)

ELLIS J. COLLORD

ERIC T. JONES
Name (please print)

9622 DELAWARE ST.
Address

BOISE, IDAHO 83709
City, Province

C.F.O.
Occupation

If the Securityholder is an individual:

Signed, Sealed and Delivered by **Eric T. Jones** in the presence of:



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Witness (Signature)

ERIC T. JONES

JIM COLLORD
Name (please print)

1239 Parkview Drive
Address

Elko, NV 89801
City, Province

PRESIDENT AND CEO
Occupation

If the Securityholder is an individual:

Signed, Sealed and Delivered by **Glen P. Parsley** in the presence of:

[signature]
Witness (Signature)

ERIC T. JONES
Name (please print)

9622 DELAWARE ST.
Address

BOISE, IDAHO 83709
City, Province

C.F.O. - THUNDER MTN. GOLD.
Occupation



[signature]
GLEN P. PARSLEY

If the Securityholder is an individual:

Signed, Sealed and Delivered by **Robin S. McRae** in the presence of:

[signature]
Witness (Signature)

ERIC T. JONES
Name (please print)

9622 DELAWARE ST.
Address

BOISE IDAHO 83709
City, Province

C.F.O. - THUNDER MTN. GOLD.
Occupation

[signature]
ROBIN S. McRAE

Post-it® Fax Note 7671	Date 7/4	# of pages ▶
To Thunder Mtn Gold	From Ed Fields	
Co./Dept. Eric Jones	Co. –	
Phone # 208-659-1037	Phone # 208-864-2163	
Fax # 208-322-5626	Fax # 208-864-2163	

- 20 -

If the Securityholder is an individual:

Signed, Sealed and Delivered by Douglas J. Glaspey in the presence of:

____
Witness (Signature)

____
Name (please print)

____
Address

____
City, Province

____
Occupation

____
DOUGLAS J. GLASPEY

If the Securityholder is an individual:

Signed, Sealed and Delivered by Edward D. Fields in the presence of:

[signature]
Witness (Signature)

EDWARD D. FIELDS
Name (please print)

PO Box 1237
Address

Idaho City, ID 83631
City, Province

B.O.D. Thunder Mtn Gold
Occupation

[signature]
EDWARD D. FIELDS

If the Securityholder is an individual:

Signed, Sealed and Delivered by **Douglas J. Glaspey** in the presence of:

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Amy Mitchell
Witness (Signature)

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Amy Mitchell
Name (please print)

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1505 Tyrell Ln.
Address

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Boise, ID
City, Province

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Executive Assistant
Occupation

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Douglas J. Glaspey
DOUGLAS J. GLASPEY

If the Securityholder is an individual:

Signed, Sealed and Delivered by **Edward D. Fields** in the presence of:

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_____
Witness (Signature)

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EDWARD D. FIELDS

_____
Name (please print)

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_____
Address

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_____
City, Province

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_____
Occupation

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If the Securityholder is an individual:

Signed, Sealed and Delivered by **Douglas J. Glaspey** in the presence of:

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_____
Witness (Signature)

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)   **DOUGLAS J. GLASPEY**
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_____
Name (please print)

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_____
Address

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_____
City, Province

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_____
Occupation

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If the Securityholder is an individual:

Signed, Sealed and Delivered by **Edward D. Fields** in the presence of:

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_____
Witness (Signature)

)
)   **EDWARD D. FIELDS**
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_____
Name (please print)

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_____
Address

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City, Province

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_____
Occupation

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If the Securityholder is an individual:

Signed, Sealed and Delivered by **Robert L. Chapman** in the presence of:

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_____)
Witness (Signature)   )
) **ROBERT L. CHAPMAN**
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_____)
Name (please print)   )
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_____)
Address   )
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_____)
City, Province   )
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_____)
Occupation   )

Schedule "A" to Escrow Agreement

<u>Securityholder</u>

Name: Ellis J. Collord

Signature:

Address for Notice:
1239 Parkview Drive, Elko, Nevada 89801
Tel: (208) 658-1037 / Email: jim@thundermountaingold.com

Securities:

Class and Type (i.e. Value Securities or Surplus Securities)	Number	Certificate(s) (if applicable)
Common Shares	1,603,200	

Schedule "A" to Escrow Agreement

Securityholder

Name: Eric T. Jones

Signature:

Address for Notice:
9622 Delaware Street, Boise, Idaho 83709
Tel: (208) 658-1037 / Email: eric@thundermountaingold.com

Securities:

Class and Type (i.e. Value Securities or Surplus Securities)	Number	Certificate(s) (if applicable)
Common Shares	1,840,577	

Schedule "A" to Escrow Agreement

Securityholder

Name: Glen P. Parsley

Signature:

Address for Notice:
3892 Mill Site Avenue, Boise, Idaho 83719
Tel: (208) 658-1037 / Email: geopete@msn.com

Securities:

Class and Type (i.e. Value Securities or Surplus Securities)	Number	Certificate(s) (if applicable)
Common Shares	481,962	

Schedule "A" to Escrow Agreement

<u>Securityholder</u>

Name: Robin S. McRae

Signature:

Address for Notice:
<u>1333 Harvey Street, Boise, Idaho 83705</u>
<u>Tel: (208) 342-6454</u>

Securities:

Class and Type (i.e. Value Securities or Surplus Securities)	Number	Certificate(s) (if applicable)
Common Shares	389,307	

FORM 5D   ESCROW AGREEMENT   Page 25
(as at August 2002)
3731748.1

Schedule "A" to Escrow Agreement

Securityholder

Name: Douglas J. Glaspey

Signature:

Address for Notice:
1940 S. Teal Lane, Boise, Idaho 83706
Tel: (208) 424-1027 / Email: dglaspey@usgeothermal.com

Securities:

Class and Type (i.e. Value Securities or Surplus Securities)	Number	Certificate(s) (if applicable)
Common Shares	100,000	

Schedule "A" to Escrow Agreement

<u>Securityholder</u>

Name: Edward D. Fields

Signature:

Address for Notice:
<u>25 Bull Pine Road, Idaho City, Idaho 83631</u>
<u>Tel: (208) 343-3315</u>

Securities:

Class and Type (i.e. Value Securities or Surplus Securities)	Number	Certificate(s) (if applicable)
Common Shares	92,393	

Schedule "A" to Escrow Agreement

Securityholder

Name: Robert L. Chapman

Signature:

Address for Notice:
1783 Janie Ct., Elko, Nevada 89801
Tel: (775) 397-5188/ Email: lleechapman@frontier.com

Securities:

Class and Type (i.e. Value Securities or Surplus Securities)	Number	Certificate(s) (if applicable)
Common Shares	100,000	

FORM 5D   **ESCROW AGREEMENT**   **Page 28**
(as at August 2002)
3731748.1

SCHEDULE B(1) – TIER 1 VALUE SECURITY ESCROW AGREEMENT

RELEASE OF SECURITIES

Timed Release

Release Dates	Percentage of Total Escrowed Securities to be Released	Total Number of Escrowed Securities to be Released
[Insert date of Exchange Bulletin]	1/4 of your escrow securities	
[Insert date 6 months following Exchange Bulletin]	1/3 of your remaining escrow securities	
[Insert date 12 months following Exchange Bulletin]	1/2 of your remaining escrow securities	
[Insert date 18 months following Exchange Bulletin]	all of your remaining escrow securities	
TOTAL	100%	

*In the simplest case where there are no changes to the escrow securities initially deposited and no additional escrow securities, then the release schedule outlined above results in the escrow securities being released in equal tranches of 25%.

Exhibit 4.10

WARRANT AGREEMENT

WARRANT AGREEMENT, dated as of ___May 25___, 2010, between **Thunder Mountain Gold, Inc.**, a Delaware corporation (the "Company"), Computershare, Inc., a Delaware corporation and its fully owned subsidiary Computershare Trust Company, N.A., national banking association (collectively, the "Warrant Agent" or individually "Computershare" and the "Trust Company", respectively).

W I T N E S S E T H

WHEREAS, the Plan (as defined below) provides that the Company issue an aggregate of __8,250,000__ warrants (the "Warrants") entitling the holder or holders thereof to purchase an aggregate of __8,250,000__ shares of common stock, par value $0.05__ per share, of the Company (the "Common Stock") upon the terms and subject to the conditions hereinafter set forth; and

WHEREAS, the Company wishes the Warrant Agent to act on behalf of the Company, and the Warrant Agent is willing so to act, in connection with the issuance, transfer, exchange and exercise of the Warrants;

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

Section 1. <u>Certain Definitions</u>. For purposes of this Agreement, the following terms have the meanings indicated:

(a) "Affiliate" has the meaning ascribed to it in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

(b) "Business Day" means any day other than a Saturday, Sunday or a day on which the New York Stock Exchange is authorized or obligated by law or executive order to close.

(c) "Close of Business" on any given date means 5:00 p.m., New York City time, on such date; <u>provided</u>, <u>however</u>, that if such date is not a Business Day it means 5:00 p.m., New York City time, on the next succeeding Business Day.

(d) "Effective Date" means _May 25_, 2010.

(e) "Current Market Price", as of any date, with respect to a share of Common Stock, shall be deemed to be the average closing price for the ten consecutive trading days immediately preceding such date on the principal national securities exchange or Nasdaq system on which the shares of Common Stock are listed or admitted to trading or, if not listed or admitted to trading on any national securities exchange or Nasdaq system, the average of the reported bid and asked prices during such 10 trading day period in the over-the-counter market as furnished by the Pink Sheets LLC, or, if such firm is not then engaged in the business of reporting such prices,

      (f) "Exercise Price" means the Initial Exercise Price as adjusted from time to time pursuant to Section 10 hereof.

      (g) "Initial Exercise Price" means $0.20_ per share of Common Stock.

      (h) "Person" means an individual, corporation, association, partnership, limited liability company, joint venture, trust, unincorporated organization, government or political subdivision thereof or governmental agency or other entity.

      (i) "Plan" means the Plan of _____ of the Company.

      (j) "Warrant Certificate" means a certificate in substantially the form attached as Exhibit 1 hereto representing such number of Warrants as is indicated on the face thereof.

    Section 2. Appointment of Warrant Agent. The Company hereby appoints the Warrant Agent to act as agent for the Company in accordance with the terms and conditions hereof, and the Warrant Agent hereby accepts such appointment. The Company may from time to time appoint such Co-Warrant Agents as it may, in its sole discretion, deem necessary or desirable.

    Section 3. Form of Warrant Certificates. The Warrant Certificates (together with the form of election to purchase Common Stock and the form of assignment to be printed on the reverse thereof) shall be substantially in the form of Exhibit 1 hereto and may have such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement and the Plan or as may be required to comply with any law or with any rule or regulation made pursuant thereto, or to conform to usage.

    Section 4. Countersignature and Registration. The Warrant Certificates shall be executed on behalf of the Company by its Chairman, its President or a Vice President, either manually or by facsimile signature, and have affixed thereto the Company's seal or a facsimile thereof which shall be attested by the Secretary or an Assistant Secretary of the Company, either manually or by facsimile signature. The Warrant Certificates shall be countersigned by the Warrant Agent either manually or facsimilise signature and shall not be valid for any purpose unless so countersigned. In case any officer of the Company who shall have signed any of the Warrant Certificates shall cease to be such officer of the Company before countersignature by the Warrant Agent and issuance and delivery by the Company, such Warrant Certificates, nevertheless, may be countersigned by the Warrant Agent, issued and delivered with the

same force and effect as though the person who signed such Warrant Certificate had not ceased to be such officer of the Company; and any Warrant Certificate may be signed on behalf of the Company by any person who, at the actual date of the execution of such Warrant Certificate, shall be a proper officer of the Company to sign such Warrant Certificate, although at the date of the execution of this Warrant Agreement any such person was not such an officer.

The Warrant Agent will keep or cause to be kept, at one of its offices in Canton, Massachusetts, or at the office of one of its agents, books for registration and transfer of the Warrant Certificates issued hereunder. Such books shall show the names and addresses of the respective holders of the Warrant Certificates, the number of warrants evidenced on the face of each of such Warrant Certificate and the date of each of such Warrant Certificate.

The Warrant Agent will create a special account for the issuance of Warrant Certificates. The Company shall provide an opinion of counsel prior to the Effective Time to set up reserve of warrants. The opinion shall state that all warrants are:

(1) registered under the Securities Act of 1933, as amended, and all appropriate State securities law filings have been made with respect to the shares; and

(2) validly issued, fully paid and non-assesable

Section 5. <u>Transfer, Split Up, Combination and Exchange of Warrant Certificates; Mutilated, Destroyed, Lost or Stolen Warrant Certificates</u>. Subject to the provisions of Section 13 hereof and the last sentence of this first paragraph of Section 5 and subject to applicable law, rules or regulations, restrictions on transferability that may appear on Warrant Certificates in accordance with the terms hereof or any "stop transfer" instructions the Company may give to the Warrant Agent, at any time after the Close of Business on the date hereof, at or prior to the Close of Business on the Expiration Date (as such term is hereinafter defined), any Warrant Certificate or Warrant Certificates may be transferred, split up, combined or exchanged for another Warrant Certificate or Warrant Certificates, entitling the registered holder to purchase a like number of shares of Common Stock as the Warrant Certificate or Warrant Certificates surrendered then entitled such holder to purchase. Any registered holder desiring to transfer, split up, combine or exchange any Warrant Certificate shall make such request in writing delivered to the Warrant Agent, and shall surrender the Warrant Certificate or Warrant Certificates to be transferred, split up, combined or exchanged at the principal office of the Warrant Agent. Thereupon the Warrant Agent shall, subject to the last sentence of this first paragraph of Section 5, countersign and deliver to the person entitled thereto a Warrant Certificate or Warrant Certificates, as the case may be, as so requested. The Company may require payment of a sum sufficient to cover any tax or governmental charge that may be imposed in connection with any transfer, split up, combination or exchange of Warrant Certificates, together with reimbursement to the Company and the Warrant Agent of all reasonable expenses incidental thereto.

Upon receipt by the Company and the Warrant Agent of evidence reasonably satisfactory to them of the loss, theft, destruction or mutilation of a Warrant Certificate, and, in case of loss, theft or destruction, of indemnity or security in customary form and amount which shall include a corporate bodn of indemnity satisfactory to the Warrant Agent, and reimbursement to the Company and the Warrant Agent of all reasonable expenses incidental thereto, and upon surrender to the Warrant Agent and cancellation of the Warrant Certificate if mutilated, the Company will make and deliver a new Warrant Certificate of like tenor to the Warrant Agent for delivery to the registered holder in lieu of the Warrant Certificate so lost, stolen, destroyed or mutilated.

Section 6.   Exercise of Warrants; Exercise Price; Expiration Date.

(a)   The Warrants shall be exercisable commencing upon their date of issuance. The Warrants shall cease to be exercisable and shall terminate and become void, and all rights thereunder and under this Agreement shall cease, at or prior to the Close of Business on the date (the "Expiration Date") which is the seventh anniversary of the Effective Date. Subject to the foregoing and to Section 6(b) below, the registered holder of any Warrant Certificate may exercise the Warrants evidenced thereby in whole or in part upon surrender of the Warrant Certificate, with the form of election to purchase on the reverse thereof duly executed, to the Warrant Agent at the principal office of the Warrant Agent in Canton, Massachusetts or to the office of one of its agents as may be designated by the Warrant Agent from time to time, together with payment of the Exercise Price, which may be made, at the option of the holder, (i) in cash in United States dollars or by certified or official bank check, (ii) by a Cashless Exercise (as defined below) or (iii) by any combination of (i) and (ii), to the principal office of the Warrant Agent where the Warrant Certificate is being surrendered. A "Cashless Exercise" shall mean an exercise of a Warrant in accordance with the immediately following two sentences. To effect a Cashless Exercise, the holder may exercise a Warrant or Warrants without payment of the Exercise Price in cash by surrendering such Warrant or Warrants (represented by one or more Warrant Certificates) and, in exchange therefor, receiving such number of shares of Common Stock equal to the product of (1) that number of shares of Common Stock for which such Warrants are exercisable and which would be issuable in the event of an exercise with payment in cash of the Exercise Price and (2) the Cashless Exercise Ratio (as defined below). The "Cashless Exercise Ratio" shall equal a fraction, the numerator of which is the excess of the Current Market Price (calculated as set forth in this agreement) per share of Common Stock on the date of exercise over the Exercise Price per share of Common Stock as of the date of exercise and the denominator of which is the Current Market Price per share of Common Stock on the date of exercise. Upon surrender of a Warrant Certificate representing more than one Warrant in connection with a holder's option to elect a Cashless Exercise, such holder must specify the number of Warrants for which such Warrant Certificate is to be exercised (without giving effect to such Cashless Exercise). All provisions of this Agreement shall be applicable with respect to a Cashless Exercise of a Warrant Certificate of less than the full number of Warrants represented thereby. No payment or adjustment shall be made on account of any distributions or dividends on the Common Stock issued upon exercise of a Warrant.

The Company shall calculate and transmit to the Warrant Agent, and the Warrant Agent shall have no obligation under this section to calculate, the Cashless Exercise Ratio.

(b)   Upon receipt of a Warrant Certificate at or prior to the Close of Business on the Expiration Date, with the form of election to purchase duly executed, accompanied by payment of the Exercise Price for the shares to be purchased (or election of the Cashless Exercise option) and an amount equal to any applicable tax or governmental charge referred to in Section 5 in cash, or by certified check or bank draft payable to the order of the Company, the Warrant Agent shall thereupon promptly (i) requisition from any transfer agent of the Common Stock certificates for the number of whole shares of Common Stock to be purchased, and the Company hereby irrevocably authorizes its transfer agent to comply with all such requests and (ii) after receipt of such certificates, cause the same to be delivered to or upon the order of the registered holder of such Warrant Certificate, registered in such name or names as may be designated by such holder. Upon receipt by the Company of a Warrant Certificate at the principal office of the Warrant Agent, with the form of election to purchase duly executed, and payment of the applicable Exercise Price as required hereby, the holder of such Warrant Certificate shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing such shares of Common Stock shall not then be actually delivered to the holder of such Warrant Certificate.

(c)   In case the registered holder of any Warrant Certificate shall exercise fewer than all Warrants evidenced thereby, a new Warrant Certificate evidencing the number of Warrants equivalent to the number of Warrants remaining unexercised shall be issued by the Warrant Agent to the registered holder of such Warrant Certificate or to his duly authorized assigns, subject to the provisions of Sections 5, 6(b) and 13 hereof.

Section 7.   Cancellation and Destruction of Warrant Certificates. All Warrant Certificates surrendered for the purpose of exercise, transfer, split up, combination or exchange shall, if surrendered to the Company or to any of its agents, be delivered to the Warrant Agent for cancellation or in canceled form, or, if surrendered to the Warrant Agent, shall be canceled by it, and no Warrant Certificates shall be issued in lieu thereof except as expressly permitted by any of the provisions of this Warrant Agreement. The Company shall deliver to the Warrant Agent for cancellation and retirement, and the Warrant Agent shall so cancel and retire, any other Warrant Certificate purchased or acquired by the Company otherwise than upon the exercise thereof. The Warrant Agent shall deliver all canceled Warrant Certificates to the Company, or shall, at the written request of the Company, destroy such canceled Warrant Certificates, and in such case shall deliver a certificate of destruction thereof to the Company, subject to any applicable law, rule or regulation requiring the Warrant Agent to retain such canceled certificates.

Section 8.   Certain Representations; Reservation and Availability of Shares of Common Stock or Cash.

(a)   This Agreement has been duly authorized, executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the Warrant Agent, constitutes a valid and legally binding obligation of the Company enforceable against the Company in accordance with its terms, and the Warrants have been duly authorized, executed and issued by the Company and, assuming due authentication thereof by the Warrant Agent pursuant hereto, constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms and entitled to the benefits hereof; in each case except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(b)   As of the date hereof, the authorized capital stock of the Company consists of (i) 21,848,469   shares of Common Stock, of which 20,583,469____ shares of Common Stock are issued and outstanding, 1,265,000 shares of Common Stock are reserved for issuance upon exercise of the Warrants and not more than   0   shares of Common Stock are reserved for issuance upon exercise of employee stock options and (ii)   5,000,000   shares of preferred stock, $0.05 par value per share, of which no shares are outstanding. There are no other outstanding obligations, warrants, options or other rights to subscribe for or purchase from the Company any class of capital stock of the Company.

(c)   The Company covenants and agrees that it will cause to be reserved and kept available out of its authorized and unissued shares of Common Stock or its authorized and issued shares of Common Stock held in its treasury, free from preemptive rights, the number of shares of Common Stock that will be sufficient to permit the exercise in full of all outstanding Warrants.

(d)   The Warrant Agent will create a special account for the issuance of Common Stock to be issued upon the conversion of Warrant Certificates. The Company shall provide an opinion of counsel prior to the Effective Time to set up the reserve of Common Stock. The opinion shall state that all warrants are:

(1) registered under the Securities Act of 1933, as amended, and all appropriate State securities law filings have been made with respect to the shares; and

(2) validly issued, fully paid and non-assesable

(e)   The Company further covenants and agrees that it will pay when due and payable any and all federal and state transfer taxes and charges which may be payable in respect of the original issuance or delivery of the Warrant Certificates or

certificates evidencing Common Stock upon exercise of the Warrants. The Company shall not, however, be required to pay any tax or governmental charge which may be payable in respect of any transfer involved in the transfer or delivery of Warrant Certificates or the issuance or delivery of certificates for Common Stock in a name other than that of the registered holder of the Warrant Certificate evidencing Warrants surrendered for exercise or to issue or deliver any certificate for shares of Common Stock upon the exercise of any Warrants until any such tax or governmental charge shall have been paid (any such tax or governmental charge being payable by the holder of such Warrant Certificate at the time of surrender) or until it has been established to the Company's reasonable satisfaction that no such tax or governmental charge is due.

Section 9.   Common Stock Record Date. Each person in whose name any certificate for shares of Common Stock is issued upon the exercise of Warrants shall for all purposes be deemed to have become the holder of record for the Common Stock represented thereby on, and such certificate shall be dated, the date upon which the Warrant Certificate evidencing such the Company Warrants was duly surrendered and payment of the Exercise Price (and any applicable transfer taxes) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Stock transfer books of the Company are closed, such person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding day on which the Common Stock transfer books of the Company are open.

Section 10.   Adjustment of Exercise Price, Number of Shares of Common Stock or Number of the Company Warrants. The Exercise Price, the number of shares covered by each Warrant and the number of Warrants outstanding are subject to adjustment from time to time as provided in this Section 10.

(a)   In the event the Company shall at any time after the date of this Agreement (i) declare a dividend on shares of Common Stock payable in shares of any class of capital stock of the Company, (ii) subdivide the outstanding shares of Common Stock into a greater number of shares of Common Stock, (iii) combine the outstanding shares of Common Stock into a smaller number of shares, or (iv) issue any shares of capital stock in a reclassification of shares of the Common Stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing corporation), the Exercise Price in effect at the time of the record date for such dividend or distribution or of the effective date of such subdivision, combination or reclassification, and the number and kind of shares of capital stock issuable on such date, shall be proportionately adjusted so that the holder of any Warrant exercised after such time shall be entitled to receive the aggregate number and kind of shares of capital stock which, if such Warrant had been exercised immediately prior to such date and at a time when the Common Stock transfer books of the Company were open, such holder would have owned upon such exercise and been entitled to receive by virtue of such dividend, subdivision, combination or reclassification.

(b)   In the event the Company shall fix a record date for the issuance of rights, options or warrants to all holders of Common Stock (such rights,

options or warrants not being available to holders of Warrants) entitling them (for a period expiring within 45 calendar days after such date of issue) to subscribe for or purchase Common Stock (or securities convertible into or exercisable or exchangeable for Common Stock), at a price per share of Common Stock (or having a conversion, exercise or exchange price per share of Common Stock, in the case of a security convertible into or exercisable or exchangeable for Common Stock) less than the Current Market Price per share of Common Stock on such record date (or, if there has been no such determination, then the Company must promptly cause such determination to be made as contemplated by the definition of "Current Market Price" set forth herein, and any proposed record date must be postponed until after such determination has been made), the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction of which the numerator shall be the number of shares of Common Stock outstanding on such record date plus the number of shares of Common Stock which the aggregate offering price of the total number of shares of Common Stock so to be offered (or the aggregate initial conversion, exercise or exchange price of the convertible, exercisable or exchangeable securities so to be offered) would purchase at such Current Market Price and of which the denominator shall be the number of shares of Common Stock outstanding on such record date plus the number of additional shares of Common Stock to be offered for subscription or purchase (or into which the convertible, exercisable or exchangeable securities so to be offered are initially convertible, exercisable or exchangeable). In case such subscription price may be paid in a consideration part or all of which shall be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors of the Company. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights or warrants are not so issued the Exercise Price shall be adjusted to be the Exercise Price which would then be in effect if such record date had not been fixed.

(c)   In the event the Company shall fix a record date for the making of a dividend or distribution to all holders of Common Stock of any evidences of indebtedness or assets or subscription rights or warrants (excluding those referred to in Section 10(a) or (b) or other dividends paid out of retained earnings), the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction of which the numerator shall be the Current Market Price per share of Common Stock on such record date, less the fair market value (as determined in good faith by the Board of Directors of the Company) of such distribution applicable to one share of Common Stock, and of which the denominator shall be such Current Market Price per share of Common Stock. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such distribution is not so made, the Exercise Price shall again be adjusted to be the Exercise Price which would then be in effect if such record date had not been fixed.

(d)   In the event the Company shall consummate a tender offer for or otherwise repurchase or redeem Common Stock, to the extent that the cash and value of any other consideration included in such payment per share of Common Stock

exceeds the Current Market Price per share of Common Stock on the trading day next succeeding the Expiration Time (as defined below), unless the Company tenders for the Warrants on terms which give effect to such excess consideration, the Exercise Price shall be reduced so that the same shall equal the price determined by multiplying the Exercise Price in effect immediately prior to the last time tenders or repurchases or redemptions may be made pursuant to such tender or repurchase or redemption (the "Expiration Time") by a fraction of which the numerator shall be the number of shares of Common Stock outstanding (including any tendered, repurchased or redeemed shares) at the Expiration Time multiplied by the Current Market Price per share of the Common Stock on the trading day next succeeding the Expiration Time, and the denominator shall be the sum of (A) the fair market value of the aggregate consideration payable to shareholders based on the acceptance of all shares validly tendered, repurchased or redeemed and not withdrawn as of the Expiration Time (the shares deemed so accepted being referred to as the "Purchased Shares") and (B) the product of the number of shares of Common Stock outstanding (less any Purchased Shares) at the Expiration Time and the Current Market Price per share of the Common Stock on the trading day next succeeding the Expiration Time, such reduction to become effective immediately prior to the opening of business on the day following the Expiration Time. For purposes of this paragraph (d), the value of non cash-consideration shall be as determined in good faith by the Board of Directors of the Company.

(e)   Notwithstanding the foregoing paragraphs (a), (b), (c) and (d), no adjustment in the Exercise Price pursuant to such paragraphs shall be required unless such adjustment would require an increase or decrease of at least 1% in such price; provided, however, that any adjustments which by reason of this Section 10(e) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 10 shall be made to the nearest cent or the nearest hundredth of a share, as the case may be.

(f)   In the event that at any time, as a result of an adjustment made pursuant to Section 10(a), the holder of any Warrant thereafter exercised shall become entitled to receive any shares of capital stock of the Company other than shares of Common Stock, thereafter the number of such other shares so receivable upon exercise of any Warrant shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the shares contained in Section 10(a), (b), (c) and (d), and the provisions of Sections 6, 8, 9 and 12 with respect to the shares of Common Stock shall apply on like terms to any such other shares.

(g)   All Warrants originally issued by the Company subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of shares of Common Stock purchasable from time to time hereunder upon exercise of the Warrants, all subject to further adjustment as provided herein.

(h)   Unless the Company shall have exercised its election as provided in Section 10(i), upon each adjustment of the Exercise Price as a result of the

calculations made in Section 10(b), (c) and (d), each Warrant outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Exercise Price, that number of shares (calculated to the nearest hundredth) obtained by (i) multiplying (x) the number of shares covered by a Warrant immediately prior to such adjustment by (y) the Exercise Price in effect immediately prior to such adjustment of the Exercise Price and (ii) dividing the product so obtained by the Exercise Price in effect immediately after such adjustment of the Exercise Price.

(i)   The Company may elect on or after the date of any adjustment of the Exercise Price to adjust the number of Warrants, in substitution for any adjustment in the number of shares of Common Stock purchasable upon the exercise of a Warrant. Each of the Warrants outstanding after such adjustment of the number of Warrants shall be exercisable for one share of Common Stock. Each Warrant held of record prior to such adjustment of the number of Warrants shall become that number of Warrants (calculated to the nearest hundredth) obtained by dividing the Exercise Price in effect prior to adjustment of the Exercise Price by the Exercise Price in effect after adjustment of the Exercise Price. The Company shall instruct the Warrant Agent to notify each of the record holders of Warrants of its election to adjust the number of Warrants, indicating the record date for the adjustment, and, if known at the time, the amount of adjustment to be made. Such record date may be the date on which the Exercise Price is adjusted or any day thereafter, but shall be at least 10 days later than the date of the public announcement. Upon each adjustment of the number of Warrants pursuant to this Section 10(i), the Company shall instruct the Warrant Agent to distribute, as promptly as practicable, to holders of record of Warrant Certificates on such record date Warrant Certificates evidencing, subject to Section 13, the additional Warrants to which such holders shall be entitled as a result of such adjustment, or, at the option of the Company, instruct the Warrant Agent to distribute to such holders of record in substitution and replacement for the Warrant Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Company, new Warrant Certificates evidencing all the Warrants to which such holders shall be entitled after such adjustment. Warrant Certificates so to be distributed shall be issued, executed and countersigned in the manner provided for herein (and may bear, at the option of the Company, the adjusted Exercise Price) and shall be registered in the names of the holders of record of Warrant Certificates on the record date specified in the public announcement.

(j)   Irrespective of any adjustment or change in the Exercise Price or the number of shares of Common Stock issuable upon the exercise of the Warrants, the Warrant Certificates theretofore and thereafter issued may continue to express the Exercise Price per share and the number of shares which were expressed upon the initial Warrant Certificates issued hereunder.

(k)   The Company agrees that it will not, by amendment of its Certificate of Incorporation or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by the Company.

(l)   In any case in which this Section 10 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, if any holder of a Warrant exercises such Warrant after such record date, the Company may elect to defer, until the occurrence of such event, the issuance of the shares of Common Stock and other capital stock of the Company in excess of the shares of Common Stock and other capital stock of the Company, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Company shall deliver to such holder a due bill or other appropriate instrument evidencing such holder's right to receive such additional shares and/or other capital securities upon the occurrence of the event requiring such adjustment.

Section 11.   Certification of Adjusted Exercise Price or Number of Shares of Common Stock. Whenever the Exercise Price or the number of shares of Common Stock issuable upon the exercise of each Warrant is adjusted as provided in Section 10 or 12, the Company shall (a) promptly prepare a certificate setting forth the Exercise Price of each Warrant as so adjusted, and a brief statement of the facts accounting for such adjustment, (b) promptly file with the Warrant Agent and with each transfer agent for the Common Stock a copy of such certificate and (c) instruct the Warrant Agent to mail a brief summary thereof to each holder of a Warrant Certificate.

Section 12.   Reclassification, Consolidation, Purchase, Combination, Sale or Conveyance. In case any of the following shall occur while any Warrants are outstanding: (i) any reclassification or change of the outstanding shares of Common Stock (other than a change in par value, or from par value to no par value, or as covered by Section 10 (a)), or (ii) any consolidation, merger or combination of the Company with or into another corporation as a result of which holders of Common Stock shall be entitled to receive stock, securities or other property or assets (including cash) with respect to or in exchange for such Common Stock, or (iii) any sale or conveyance of the property or assets of the Company as, or substantially as, an entirety to any other entity as a result of which holders of Common Stock shall be entitled to receive stock, securities or other property or assets (including cash) with respect to or in exchange for such Common Stock, then the Company, or such successor corporation or transferee, as the case may be, shall make appropriate provision by amendment of this Agreement or by the successor corporation or transferee executing with the Warrant Agent an agreement so that the holders of the Warrants then outstanding shall have the right at any time thereafter, upon exercise of such Warrants (in lieu of the number of shares of Common Stock theretofore deliverable) to receive the kind and amount of securities, cash and other property receivable upon such reclassification, change, consolidation, merger, combination, sale or conveyance as would be received by a holder of the number of shares of Common Stock issuable upon exercise of such Warrant immediately prior to such reclassification, change, consolidation, merger, sale or conveyance.

If the holders of the Common Stock may elect from choices the kind or amount of securities or cash receivable upon such reclassification, change, consolidation, merger, combination, sale or conveyance, then for the purpose of this Section 12 the kind and amount of securities or cash receivable upon such reclassification, change,

consolidation, merger, combination, sale or conveyance shall be deemed to be the choice specified by the holder of the Warrant, which specification shall be made by the holder of the Warrant by the later of (A) 20 calendar days after the holder of the Warrant is provided with a final version of all information required by law or regulation to be furnished to holders of Common Stock concerning such choice, or if no such information is required, 20 days after the Company notified the holder of the Warrant of all material facts concerning such specification and (B) the last time at which holders of Common Stock are permitted to make their specification known to the Company. If the holder of the Warrant fails to make any specification, the holder's choice shall be deemed to be whatever choice is made by a plurality of holders of Common Stock not affiliated with the Company or any other party to the reclassification, change, consolidation, merger, combination, sale or conveyance. Such adjusted Warrants shall provide for adjustments which, for events subsequent to the effective date of such new Warrants, shall be as nearly equivalent as may be practicable to the adjustments provided for in Section 10 and this Section 12. The above provisions of this Section 12 shall similarly apply to successive reclassifications, changes, consolidations, mergers, combinations, sales and conveyances of the kind described above.

The Company shall instruct the Warrant Agent to mail by first class mail, postage prepaid, to each registered holder of a Warrant, written notice of the execution of any such amendment, supplement or agreement. Any supplemented or amended agreement entered into by the successor corporation or transferee shall provide for adjustments, which shall be as nearly equivalent as may be practicable to the adjustments provided for in Section 10 and this Section 12. The Warrant Agent shall be under no responsibility to determine the correctness of any provisions contained in such agreement relating either to the kind or amount of securities or other property receivable upon exercise of warrants or with respect to the method employed and provided therein for any adjustments and shall be entitled to rely upon the provisions contained in any such agreement. The provisions of this Section 12 shall similarly apply to successive reclassifications, changes, consolidations, mergers, sales and conveyances of the kind described above.

Section 13.   Fractional Shares of Common Stock.

(a)   The Company shall not issue fractions of Warrants or distribute Warrant Certificates which evidence fractional Warrants. Whenever any fractional Warrant would otherwise be required to be issued or distributed, the actual issuance or distribution shall reflect a rounding of such fraction to the nearest whole Warrant (up or down), with half Warrants or less being rounded down and fractions in excess of a half of a Warrant being rounded up.

(b)   The Company shall not issue fractions of shares of Common Stock upon exercise of Warrants or distribute stock certificates which evidence fractional shares of Common Stock. Whenever any fraction of a share of Common Stock would otherwise be required to be issued or distributed, the actual issuance or distribution made shall reflect a rounding of such fraction to the nearest

whole share (up or down), with half shares or less being rounded down and fractions in excess of half of a share being rounded up.

(c)   The holder of a Warrant by the acceptance of the Warrant expressly waives his right to receive any fractional Warrant or any fractional share of Common Stock upon exercise of a Warrant.

Section 14.   Agreement of Warrant Certificate Holders. Every holder of a Warrant Certificate by accepting the same consents and agrees with the Company and the Warrant Agent and with every other holder of a Warrant Certificate that:

(a)   the Warrant Certificates are transferable only on the registry books of the Warrant Agent if surrendered at the principal office of the Warrant Agent, duly endorsed or accompanied by a proper instrument of transfer; and

(b)   the Company and the Warrant Agent may deem and treat the person in whose name the Warrant Certificate is registered as the absolute owner thereof and of the Warrants evidenced thereby (notwithstanding any notations of ownership or writing on the Warrant Certificates made by anyone other than the Company or the Warrant Agent) for all purposes whatsoever, and neither the Company nor the Warrant Agent shall be affected by any notice to the contrary.

Section 15.   Warrant Certificate Holder Not Deemed a Shareholder. No holder, as such, of any Warrant Certificate shall be entitled to vote, receive dividends or distributions on, or be deemed for any purpose the holder of Common Stock or any other securities of the Company which may at any time be issuable on the exercise of the Warrants represented thereby, nor shall anything contained herein or in any Warrant Certificate be construed to confer upon the holder of any Warrant Certificate, as such, any of the rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders, or to receive dividends or distributions or subscription rights, or otherwise, until the Warrant or Warrants evidenced by such Warrant Certificate shall have been exercised in accordance with the provisions hereof

Section 16.   Concerning the Warrant Agent. The Company agrees to pay to the Warrant Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Warrant Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder.

The Company covenants and agrees to indemnify and to hold the Warrant Agent harmless against any costs, expenses (including reasonable fees of its legal counsel), losses or damages, which may be paid, incurred or suffered by or to which it may become subject, arising from or out of, directly or indirectly, any claims or liability resulting from its actions as Warrant Agent pursuant hereto; provided, that such covenant

and agreement does not extend to, and the Warrant Agent shall not be indemnified with respect to, such costs, expenses, losses and damages incurred or suffered by the Warrant Agent as a result of, or arising out of, its gross negligence, bad faith, or willful misconduct.

Promptly after the receipt by the Warrant Agent of notice of any demand or claim or the commencement of any action, suit, proceeding or investigation, the Warrant Agent shall, if a claim in respect thereof is to be made against the Company, notify the Company thereof in writing. The Company shall be entitled to participate as its own expense in the defense of any such claim or proceeding, and, if it so elects at any time after receipt of such notice, it may assume the defense of any suit brought to enforce any such claim or of any other legal action or proceeding. For the purposes of this Section 16, the term "expense or loss" means any amount paid or payable to satisfy any claim, demand, action, suit or proceeding settled with the express written consent of the Warrant Agent, and all reasonable costs and expenses, including, but not limited to, reasonable counsel fees and disbursements, paid or incurred in investigating or defending against any such claim, demand, action, suit, proceeding or investigation.

The Warrant Agent shall be responsible for and shall indemnify and hold the Company harmless from and against any and all losses, damages, costs, charges, counsel fees, payments, expenses and liability arising out of or attributable to the Warrant Agent's refusal or failure to comply with the terms of this Agreement, or which arise out of Warrant Agent's negligence or willful misconduct or which arise out of the breach of any representation or warranty of the Warrant Agent hereunder, for which the Warrant Agent is not entitled to indemnification under this Agreement; provided, however, that Warrant Agent's aggregate liability during any term of this Agreement with respect to, arising from, or arising in connection with this Agreement, or from all services provided or omitted to be provided under this Agreement, whether in contract, or in tort, or otherwise, is limited to, and shall not exceed, the amounts paid under this Agreement by the Company to Warrant Agent as fees and charges, but not including reimbursable expenses.

Promptly after the receipt by the Company of notice of any demand or claim or the commencement of any action, suit, proceeding or investigation, the Company shall, if a claim in respect thereof is to be made against the Warrant Agent, notify the Warrant Agent thereof in writing. The Warrant Agent shall be entitled to participate at its own expense in the defense of any such claim or proceeding, and, if it so elects at any time after receipt of such notice, it may assume the defense of any suit brought to enforce any such claim or of any other legal action or proceeding. For the purposes of this Section 16, the term "expense or loss" means any amount paid or payable to satisfy any claim, demand, action, suit or proceeding settled with the express written consent of the Company, and all reasonable costs and expenses, including, but not limited to, reasonable counsel fees and disbursements, paid or incurred in investigating or defending against any such claim, demand, action, suit, proceeding or investigation.

Section 17.   Purchase or Consolidation or Change of Name of Warrant Agent. Any corporation into which the Warrant Agent or any successor Warrant Agent may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which the Warrant Agent or any successor Warrant Agent shall be party, or any corporation succeeding to the corporate trust business of the Warrant Agent or any successor Warrant Agent, shall be the successor to the Warrant Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Warrant Agent under the provisions of Section 19. In case at the time such successor Warrant Agent shall succeed to the agency created by this Agreement any of the Warrant Certificates shall have been countersigned but not delivered, any such successor Warrant Agent may adopt the countersignature of the predecessor Warrant Agent and deliver such Warrant Certificates so countersigned; and in case at that time any of the Warrant Certificates shall not have been countersigned, any successor Warrant Agent may countersign such Warrant Certificates either in the name of the predecessor Warrant Agent or in the name of the successor Warrant Agent; and in all such cases such Warrant Certificates shall have the full force provided in the Warrant Certificates and in this Agreement.

In case at any time the name of the Warrant Agent shall be changed and at such time any of the Warrant Certificates shall have been countersigned but not delivered, the Warrant Agent may adopt the countersignature under its prior name and deliver Warrant Certificates so countersigned; and in case at that time any of the Warrant Certificates shall not have been countersigned, the Warrant Agent may countersign such Warrant Certificates either in its prior name or in its changed name; and in all such cases such Warrant Certificates shall have the full force provided in the Warrant Certificates and in this Agreement.

Section 18.   Duties of Warrant Agent. The Warrant Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Company and the holders of Warrant Certificate, by their acceptance thereof, shall be bound:

(a)   The Warrant Agent may consult with legal counsel (who may be legal counsel for the Company), and the opinion of such counsel shall be full and complete authorization and protection to the Warrant Agent as to any action taken or omitted by it in good faith and in accordance with such opinion.

(b)   Whenever in the performance of its duties under this Agreement the Warrant Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by the Chairman, President or any Vice President of the Company and by the Treasurer or any Assistant Treasurer or the Secretary of the Company and delivered to the Warrant Agent; and such certificate shall be full authentication to the

Warrant Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c)   The Warrant Agent shall be liable hereunder only for its own gross negligence, bad faith or willful misconduct, pursuant to Section 16, above.

(d)   The Warrant Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the Warrant Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by the Company only.

(e)   The Warrant Agent shall not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution hereof by the Warrant Agent) or in respect of the validity or execution of any Warrant Certificate (except its countersignature thereof); nor shall it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Warrant Certificate; nor shall it be responsible for the adjustment of the Exercise Price or the making of any change in the number of shares of Common Stock required under the provisions of Sections 10 or 12 or responsible for the manner, method or amount of any such change or the ascertaining of the existence of facts that would require any such adjustment or change (except with respect to the exercise of Warrants evidenced by Warrant Certificates after actual notice of any adjustment of the Exercise Price); nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any shares of Common Stock to be issued pursuant to this Agreement or any Warrant Certificate or as to whether any shares of Common Stock will, when issued, be duly authorized, validly issued, fully paid and nonassessable.

(f)   The Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Warrant Agent for the carrying out or performing by the Warrant Agent of the provisions of this Agreement.

(g)   The Warrant Agent is hereby authorized to accept instructions with respect to the performance of its duties hereunder from the Chairman or the President or any Vice President or the Secretary of the Company, and to apply to such officers for advice or instructions in connection with its duties, and it shall not be liable and shall be indemnified and held harmless for any action taken or suffered to be taken by it in good faith in accordance with instructions of any such officer, provided Warrant Agent carries out such instructions without gross negligence, bad faith or willful misconduct.

(h)   The Warrant Agent and any shareholder, director, officer or employee of the Warrant Agent may buy, sell or deal in any of the Warrants or other securities of the Company or become pecuniarily interested in any transaction in which

the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Warrant Agent under this Agreement. Nothing herein shall preclude the Warrant Agent from acting in any other capacity for the Company or for any other legal entity.

(i)   The Warrant Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorney or agents, and the Warrant Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorney or agents or for any loss to the Company resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

Section 19.   Change of Warrant Agent. The Warrant Agent may resign and be discharged from its duties under this Agreement upon 30 days' notice in writing mailed to the Company and to each transfer agent of the Common Stock by registered or certified mail, and to the holders of the Warrant Certificates by first-class mail. The Company may remove the Warrant Agent or any successor Warrant Agent upon 30 days' notice in writing, mailed to the Warrant Agent or successor Warrant Agent, as the case may be, and to each transfer agent of the Common Stock by registered or certified mail, and to the holders of the Warrant Certificates by first-class mail. If the Warrant Agent shall resign or be removed or shall otherwise become incapable of acting, the Company shall appoint a successor to the Warrant Agent. If the Company shall fail to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Warrant Agent or by the holder of a Warrant Certificate (who shall, with such notice, submit his Warrant Certificate for inspection by the Company), then the registered holder of any Warrant Certificate may apply to any court of competent jurisdiction for the appointment of a new Warrant Agent. Any successor Warrant Agent, whether appointed by the Company or by such a court, shall be a corporation organized and doing business under the laws of the United States or of a state thereof, in good standing, which is authorized under such laws to exercise corporate trust powers and is subject to supervision or examination by federal or state authority and which has at the time of its appointment as Warrant Agent a combined capital and surplus of at least $50,000,000. After appointment, the successor Warrant Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Warrant Agent without further act or deed; but the predecessor Warrant Agent shall deliver and transfer to the successor Warrant Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Company shall file notice thereof in writing with the predecessor Warrant Agent and each transfer agent of the Common Stock, and mail a notice thereof in writing to the registered holders of the Warrant Certificates. However, failure to give any notice provided for in this Section 19, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Warrant Agent or the appointment of the successor Warrant Agent, as the case may be.

Section 20.   Issuance of New Warrant Certificates. Notwithstanding any of the provisions of this Agreement or of the Warrants to the contrary, the Company may, at its option, issue new Warrant Certificates evidencing Warrants in such form as may be approved by its Board of Directors to reflect any adjustment or change in the Exercise Price per share and the number or kind or class of shares of stock or other securities or property purchasable under the several Warrant Certificates made in accordance with the provisions of this Agreement.

Section 21.   Notices. Notices or demands authorized by this Agreement to be given or made (i) by the Warrant Agent or by the holder of any Warrant Certificate to or on the Company, (ii) subject to the provisions of Section 19, by the Company or by the holder of any Warrant Certificate to or on the Warrant Agent or (iii) by the Company or the Warrant Agent to the holder of any Warrant Certificate, shall be deemed given (x) on the date delivered, if delivered personally, (y) on the first Business Day following the deposit thereof with Federal Express or another recognized overnight courier, if sent by Federal Express or another recognized overnight courier, and (z) on the fourth Business Day following the mailing thereof with postage prepaid, if mailed by registered or certified mail (return receipt requested), in each case to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)   If to the Company, to:

(b)   If to the Warrant Agent, to:

Computershare Trust Company, N.A
250 Royall Street
Canton, Massachusetts 02021
Attention: Client Administration
Telecopy: (781) 575-2549

(c)   If to the holder of any Warrant Certificate, to the address of such holder as shown on the registry books of the Company. Any notice required to be delivered by the Company to the registered holder of any Warrant may be given by the Warrant Agent on behalf of the Company.

Section 22.   Supplements and Amendments.

(a)   The Company and the Warrant Agent may from time to time supplement or amend this Agreement without the approval of any holders of Warrant Certificates in order to cure any ambiguity, to correct or supplement any provision contained herein which may be defective or inconsistent with any other provisions herein, or to make any other provisions with regard to matters or questions arising hereunder which the Company and the Warrant Agent may deem necessary or

desirable and which shall not adversely affect the interests of the holders of Warrants Certificates.

(b)   In addition to the foregoing, with the consent of holders of Warrants entitled, upon exercise thereof, to receive not less than a majority of the shares of Common Stock issuable thereunder, the Company and the Warrant Agent may modify this Agreement for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Warrant Agreement or modifying in any manner the rights of the holders of the Warrant Certificates; provided, however, that no modification of the terms (including but not limited to the adjustments described in Section 10) upon which the Warrants are exercisable or reducing the percentage required for consent to modification of this Agreement may be made without the consent of the holder of each outstanding warrant certificate affected thereby.

Section 23.   Successors. All covenants and provisions of this Agreement by or for the benefit of the Company or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

Section 24.   Benefits of this Agreement . Nothing in this Agreement shall be construed to give any Person other than the Company and the Warrant Agent any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Company, the Warrant Agent and the registered holders of the Warrant Certificates.

Section 25.   Governing Law. This Agreement and each Warrant Certificate issued hereunder shall be governed by, and construed in accordance with, the laws of the Commonwealth of Massachusetts without giving effect to the conflicts of law principles thereof.

Section 26.   Counterparts. This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

Section 27.   Captions. The captions of the sections of this Agreement have been inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

Section 28.   Information. The Company agrees to promptly provide the registered holders of the Warrants the information it is required to provide to the holders of the Common Stock.

Section 29.   Force Majeure. Notwithstanding anything to the contrary contained herein, Warrant Agent shall not be liable for any delays or failures in performance resulting from acts beyond its reasonable control including, without limitation, acts of God, terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunction of computer facilities, or loss of data due to power failures

or mechanical difficulties with information storage or retrieval systems, labor difficulties, war, or civil unrest.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

THUNDER MOUNTAIN GOLD INC.

By: _____
    Name:
    Title:

COMPUTERSHARE TRUST COMPANY, N.A.

By: _____
    Name:
    Title:

COMPUTERSHARE INC.

By: _____
    Name:
    Title:

Company

and

Computershare Trust Company, N.A.,

Warrant Agent

Warrant Agreement

Dated as of _____, 200_

TABLE OF CONTENTS

Page

Section 1.   Certain Definitions.. 1

Section 2.   Appointment of Warrant Agent 2

Section 3.   Form of Warrant Certificates.. 2

Section 4.   Countersignature and Registration.. 2

Section 5.   Transfer, Split Up, Combination and Exchange of Warrant
             Certificates; Mutilated, Destroyed, Lost or Stolen Warrant
             Certificates 3

Section 6.   Exercise of Warrants; Exercise Price; Expiration Date 4

Section 7.   Cancellation and Destruction of Warrant Certificates............................... 5

Section 8.   Certain Representations; Reservation and Availability of Shares of
             Common Stock or Cash 6

Section 9.   Common Stock Record Date 7

Section 10. Adjustment of Exercise Price, Number of Shares of Common
             Stock or Number of the Company Warrants.. 7

Section 11. Certification of Adjusted Exercise Price or Number of Shares of
             Common Stock.. 11

Section 12. Reclassification, Consolidation, Purchase, Combination, Sale or
             Conveyance... 11

Section 13. Fractional Shares of Common Stock. 12

Section 14. Agreement of Warrant Certificate Holders... 13

Section 15. Warrant Certificate Holder Not Deemed a Shareholder 13

Section 16. Concerning the Warrant Agent 13

Section 17. Purchase or Consolidation or Change of Name of Warrant Agent........... 15

Section 18. Duties of Warrant Agent.. 15

Section 19. Change of Warrant Agent 17

i

Section 20.   Issuance of New Warrant Certificates 18

Section 21.   Notices 18

Section 22.   Supplements and Amendments... 18

Section 23.   Successors 19

Section 24.   Benefits of this Agreement 19

Section 25.   Governing Law 19

Section 26.   Counterparts... 19

Section 27.   Captions 19

Section 28.   Information 19

Section 29.   Force Majeure 19

THIS STOCK OPTION EVIDENCED HEREBY. AND THE COMMON STOCKTO BE ISSUED PURSUANT TO SUCH STOCK OPTION. HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 (THE "SECURITIES ACT") OR ANY STATE SECURITIES ACTS. BUT HAS BEEN ISSUED PURSUANT TO AN EXEMPTION FROM SUCH REGISTRATION AND MAY NOT BE SOLD, TRANSFERRED. PLEDGED. HYPOTHECATED OR OTHERWISE DISPOSED OF UNTIL EITHER (i) THE OPTIONEE THEREOF SHALL HAVE RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT REGISTRATION THEREOF UNDER THE SECURITIES ACT IS NOT REQUIRED OR (ii) A REGISTRATION STATEMENT UNDER THE SECURITIES ACT WITH RESPECT THERETO SHALL HAVE BECOME EFFECTIVE.

STOCK OPTION AGREEMENT

This Stock Option Agreement (this "Agreement") is effective as April 8, 2010 (the "Option Grant Date") by and between Thunder Mountain Gold, Inc: ("THMG" or the "Company"), and R. Scott Barter, as Trustee for the R.Scott Barter 2005 Defined Contribution Plan (the "Optionee"). The Optionee and THMG hereby agree as follows:

1.   Grant. THMG hereby grants to the Optionee an option (the "Option") to purchase up to an aggregate of 250,000 shares (the "Option Shares") of THMG's common stock at an exercise price equal to the lesser of (x) $0.20 per Option Share or (y) the price per share paid by investors for shares of THMG's common stock in the first equity raise by THMG after the Option Grant Date hereof (the "Exercise Price").

2.   Term. The Option granted hereby shall terminate at the close of business on April 8, 2015 (the "Termination Date").

3.   Exercisability. This Option may be exercised in whole or in part, at any time from and after the Option Grant Date until the Termination Date.

4.   Procedure for Exercise.

(a)   Notice. The Optionee may exercise the Option at any time with respect to all or any part of the number of Optioned Shares by giving THMG written notice of intent to exercise. The notice of exercise shall specify the number of Optioned Shares as to which the Option is to be exercised and the date of exercise thereof. which date shall be at least five days after the giving of such notice unless an earlier time shall have been mutually agreed upon.

(b)   Payment of Exercise Price. Subject to the terms and conditions hereof, this Option may be exercised by the holder hereof then registered on the books of the Company, pro rata as hereinafter provided, at any time on any Business Day on or after the opening of business on such Business Day, commencing with the first day after the date hereof, and prior to 5:00 P.M. Pacific Standard time on the Expiration Date: (i) by delivery of a written notice, in the form attached as Exhibit A hereto (the Exercise Notice), of such holder's election to exercise this Option, which notice shall specify the number of Option Shares to be purchased, payment to the Company of an amount equal to the Option Exercise Price(s) applicable to the Option Shares being purchased, multiplied by the number of Option Shares (at the applicable Option Exercise Price) as to which this Option is being exercised (plus any applicable issue or transfer taxes) (the Aggregate Exercise Price) in cash or wire transfer of immediately available funds and the surrender of this Option (or an indemnification

undertaking with respect to this Option in the case of its loss, theft or destruction) to a common carrier for overnight delivery to the Company as soon as practicable following such date (Cash Basis) or (ii) on a *cashless* basis by delivering an Exercise Notice and in lieu of making payment of the Aggregate Exercise Price in cash or wire transfer, elect instead to receive upon such exercise the *Net Number* of shares of Common Stock determined according to the following formula (the Cashless Exercise):

$$\text{Net Number} = \frac{(A \times B) - (A \times C)}{C}$$

For purposes of the foregoing formula:

A = the total number of Option Shares with respect to which this Option is then being exercised.
B = the Closing Bid Price of the Common Stock on the date of exercise of the Option.
C = the Option Exercise Price then in effect for the applicable Option Shares at the time of such exercise.

In the event of any exercise of the rights represented by this Option in compliance with this Section 4(b), the Company shall on or before the fifth (5th) Business Day following the date of receipt of the Exercise Notice, the Aggregate Exercise Price and this Option (or an indemnification undertaking with respect to this Option in the case of its loss, theft or destruction) and the receipt of the representations of the holder specified in Section 9 hereof, if requested by the Company (the Exercise Delivery Documents), and if the Common Stock is DTC eligible, credit such aggregate number of shares of Common Stock to which the holder shall be entitled to the holder's or its designee's balance account with The Depository Trust Company; provided, however, if the holder who submitted the Exercise Notice requested physical delivery of any or all of the Option Shares, or, if the Common Stock is not DTC eligible then the Company shall, on or before the fifth (5th) Business Day following receipt of the Exercise Delivery Documents, issue and surrender to a common carrier for overnight delivery to the address specified in the Exercise Notice, a certificate, registered in the name of the holder, for the number of shares of Common Stock to which the holder shall be entitled pursuant to such request. Upon delivery of the Exercise Notice and Aggregate Exercise Price referred to in clause (i) or (ii) above the holder of this Option shall be deemed for all corporate purposes to have become the holder of record of the Option Shares with respect to which this Option has been exercised. In the case of a dispute as to the determination of the Option Exercise Price, the Closing Bid Price or the arithmetic calculation of the Option Shares, the Company shall promptly issue to the holder the number of Option Shares that is not disputed and shall submit the disputed determinations or arithmetic calculations to the holder via facsimile within one (1) Business Day of receipt of the holder's Exercise Notice.

(c)   If the holder and the Company are unable to agree upon the determination of the Option Exercise Price or arithmetic calculation of the Option Shares within one (1) day of such disputed determination or arithmetic calculation being submitted to the holder, then the Company (in its sole discretion) shall immediately submit via facsimile the disputed determination of the Option Exercise Price or the Closing Bid Price to: (i) an independent, reputable investment banking firm or (ii) the disputed arithmetic calculation of the Option Shares to its independent registered accountant. The Company shall cause the investment banking firm or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the holder of the results no

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later than five (5) days from the time it receives the disputed determinations or calculations. Such investment banking firm's or accountant's determination or calculation, as the case may be, shall be deemed conclusive absent manifest error.

(d) Unless the rights represented by this Option shall have expired or shall have been fully exercised, the Company shall, as soon as practicable and in no event later than five (5) Business Days after any exercise and at its own expense, issue a new Option identical in all respects to this Option exercised except it shall represent rights to purchase the number of Option Shares purchasable immediately prior to such exercise under this Option exercised, less the number of Option Shares with respect to which such Option is exercised.

(e) No fractional Option Shares are to be issued upon any pro rata exercise of this Option, but rather the number of Option Shares issued upon such exercise of this Option shall be rounded up or down to the nearest whole number.

(f) In addition to the "cashless" exercise feature as described above, the common stock underlying the Optioned Shares shall be included by virtue of "Piggyback Registration", in any registration statement undertaken by the company, other than a registration relating solely to employee benefit plans, or a registration relating to a corporate reorganization or other transaction on Form S-4, or a registration on any registration form that does not permit secondary sales. Holder shall bear the cost of underwriting and/or brokerage discounts, fees, commissions, and expenses of its counsel if any, applicable to the Securities being registered and the fees and expenses of its counsel and any transfer agents fees and costs.

5. <u>Adjustment of and Changes in Stock of THMG</u>. If THMG at any time after the Option Grant Date subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding shares of Common Stock into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision will be proportionately reduced and the number of shares of Common Stock obtainable upon exercise of this Option will be proportionately increased. If THMG at any time after the Option Grant Date combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding shares of Common Stock into a smaller number of shares, the Exercise Price in effect immediately prior to such combination will be proportionately increased and the number of Optioned Shares issuable upon exercise of this Option will be proportionately decreased. Any adjustment under this Section 5 shall become effective at the close of business on the date the subdivision or combination becomes effective.

6. <u>Availability of Shares underlying Option</u>. At all times prior to the Termination Date, the Company shall have available and authorized the shares of common stock underlying this Option.

7. <u>No Rights as Stockholder</u>. Neither the Optionee nor any personal representatives shall be, or shall have any of the rights and privileges of, a stockholder of the Company with respect to any shares of common stock purchasable or issuable upon the exercise of this Option, in whole or in part, prior to the date of exercise of this Option in accordance with the provisions hereof.

8. <u>Successors and Assigns</u>. This Option may only be assigned to a person who, in the opinion of counsel for THMG, is a person to whom this Stock Option or such Common Stock may

legally be transferred without registration and without the delivery of a current prospectus under the Securities Act with respect thereto and then only against receipt of any agreement of such person to comply with the provisions of federal and/or state securities laws with respect to any resale or other disposition of such securities.

9. Representations and Warranties of Optionee. The holder of this Option, by the acceptance hereof, represents that it is acquiring this Option and the Option Shares for its own account for investment only and not with a view towards, or for resale in connection with, the public sale or distribution of this Option or the Option Shares, except pursuant to sales registered or exempted under the Securities Act. This Option or the Common Stock or any other security issued or issuable upon exercise of this Option, unless registered, may not be sold, transferred or otherwise disposed of except to a person who, in the opinion of counsel for the Company, is a person to whom this Option or such Option Stock may legally be transferred without registration and without the delivery of a current prospectus under the Securities Act with respect thereto and then only against receipt of any agreement of such person to comply with the provisions of federal and/or state securities laws with respect to any resale or other disposition of such securities.

The Optionee hereby makes the following additional representations and warranties to THMG:

(a) The Optionee understands that this Stock Option and the Common Stock to be issued herein, HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, THE STATE OF NEW YORK, OR ANY OTHER STATE SECURITIES AGENCIES.

(b) The Optionee is not an underwriter and would be acquiring this Stock Option and the Common Stock to be issued, solely for investment for its own account and not with a view to, or for, resale in connection with any distribution of stock within the meaning of the Federal Securities Acts, the New York Securities Act, or any other applicable State Securities Acts.

(c) The Optionee understands the speculative nature and risks of investments associated with THMG, and confirms that this Stock Option and the Common Stock to be issued would be suitable and consistent with its investment program and that its financial position enables it bear the risks of this investment; and that there may not be any public market for this Stock Option and the Common Stock to be issued herein.

(d) The Optionee has fully reviewed or had the opportunity to review the economic consequences of this Stock Option and the Common Stock to be issued, with his attorney and/or other financial advisor, has been afforded access to the books and records of THMG and is or has had the opportunity to become fully familiar with the financial affairs of THMG.

(e) The Optionee is not entitled by virtue of ownership of this Stock Option to any rights whatsoever as a Shareholder of THMG either at law or in equity, including, without limitation, the right to vote and to receive dividends and other distributions.

(f) Optionee confirms that it is an "accredited investor" within the meaning of SEC Regulation "D" or the undersigned, along or together with it purchaser representative(s) has such knowledge and experience in financial and business matters that it, or Optionee and such representative(s) together, are capable of evaluating the merits and risks of an investment in THMG and of making an informed investment decision.

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(g).   If the Holder is, or is acting on behalf of, a Keogh or corporate pension or profit-sharing plan, or an individual retirement account, the undersigned represents and warrants to THMG that to the best of the undersigned's knowledge the undersigned's interest in the Company will not result in a prohibited transaction as defined in Section 406 of ERISA or Section 4975 of the Code.

(h)   If the Holder is, or is acting on behalf of, an employee benefit plan as defined in ERISA ("Plan"), the undersigned fiduciary or Plan represents and warrants to THMG that:

    (i)   The Plan's commitment to purchase does not, in the aggregate, constitute more than 10% of the fair market value of the Plan's assets;

    (ii)   The undersigned fiduciary or Plan has considered the following with respect to the Plan's investment in Option and Option Shares, and has determined that, in view of such considerations, the purchase of Option and Option Shares, are consistent with the undersigned fiduciary's or Plan's fiduciary responsibilities under ERISA:

        (A)   the role such investment or investment course of action plays in that portion of the Plan's portfolio that the undersigned fiduciary or Plan manages;

        (B)   whether the investment or investment course of action is reasonably designed as part of that portion of the portfolio managed by the undersigned fiduciary or Plan to further the purposes of the Plan, taking into account both the risk of loss and the opportunity for gain that could result therefrom;

        (C)   the composition of that portion of the portfolio that the undersigned fiduciary or Plan manages with regard to diversification;

        (D)   the liquidity and current rate of return of that portion of the portfolio managed by the undersigned fiduciary or Plan relative to the anticipated cash flow requirements of the Plan; and,

        (E)   the projected return of that portion of the portfolio managed by the undersigned fiduciary or Plan relative to the funding objectives of the Plan.

10.   <u>Miscellaneous</u>.   This Option and any term hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of such change, waiver, discharge or termination is sought. This certificate is deemed to have been delivered in the State of New York and shall be construed and enforced in accordance with and governed by the laws of such State. The headings in this Stock Option Agreement are for purposes of reference only, and shall not limit or otherwise affect any of the terms hereof. Any controversy arising out of, connected to, or relating to any matters herein of the transactions between Optionee and THMG (including for purposes of arbitration, Members, Manager, directors, employees, controlling persons, affiliates, professional advisors, agents or promoters of THMG), on behalf of the undersigned, or this Agreement, or the breach thereof, including, but not limited to any claims or violations of Federal and/or State Securities Acts, Banking Statutes, Consumer Protection Statutes, Federal and/or State anti-racketeering (e.g. RICO) claims as well as any common law claims and any

- 5 -

State Law claims of fraud, negligence, negligent misrepresentations, conversion, unlawful termination, shall be settled by arbitration; and in accordance with this paragraph and judgment on the arbitrator's award may be entered in any court having jurisdiction thereof in accordance with the provisions of New York law. In the event of such a dispute, each party to the conflict shall select an arbitrator, who then select a third arbitrator, which shall constitute the three persons arbitration board. The decision of a majority of the Board of Arbitrators who shall render their decision within thirty (30) days of appointment of the final arbitrator, shall be binding upon the parties. Venue for any arbitration proceeding shall be in the in the City of Boise, Idaho; and the prevailing party on any action to enforce rights hereunder shall be entitled, in addition to any court awarded damages, their costs and reasonable attorney's fees, whether at arbitration, or on appeal. **AS A MATERIAL INDUCEMENT FOR EACH PARTY HERETO TO ENTER INTO THIS OPTION, THE PARTIES HERETO HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING RELATED IN ANY WAY TO THIS OPTION AND/OR ANY AND ALL OF THE OTHER DOCUMENTS ASSOCIATED WITH THIS TRANSACTION.**

     11. <u>Notice</u>. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Option must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of receipt is received by the sending party transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after receipt from delivery by a nationally recognized overnight delivery service; in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Optionee:	**If to THMG:**	**With a copy to:**
R. Scott Barter , Trustee	Thunder Mountain Gold, Inc.	Charles A. Cleveland, P.S.
R.Scott Barter 2005 Defined Contribution Plan.	5427 West Chinden Blvd.	316 West Boone Avenue , Suite 660
10 Harbor Street,	Boise, Idaho 83704	Spokane, WA 99201
East Hampton, N.Y. 11937	Attention: Eric T. Jones	Attention: Charles A. Cleveland Esq.
Telephone:(631) 324-7450 *7401*	Telephone:(208) 366-4841	Telephone: (509) 326-1029
Facsimile:(631) 324-7450 *7401*	Facsimile:(208) xxx-xxxx	Facsimile: ((509) 326-1872

If to the Optionee or to a holder of this Option, to it at the address and facsimile number set forth above, with copies to all of the above, or at such other address and facsimile as shall be delivered to THMG upon the issuance or transfer of this Option. Each party shall provide five days' prior written notice to the other party of any change in address or facsimile number. Written confirmation of receipt (A) given by the recipient of such notice, consent, facsimile, waiver or other communication, (or (B) provided by a nationally recognized overnight delivery service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively).

IN WITNESS WHEREOF, the Optionee and THMG have has caused this Agreement to be executed this 6th day of ~~June~~ July, 2010.

Mary E. Croghan

MARY E. CROGHAN
Notary Public, State Of New York
No. 01CR6095486
Qualified In Suffolk County
Commission Expires July 14, 20 11

OPTIONEE:

R.SCOTT BARTER 2005 DEFINED CONTRIBUTION PLAN

By: R. Scott Barter as Trustee

Name: R. Scott Barter

Title: Trustee

THMG:

THUNDER MOUNTAIN GOLD, INC.

By: ______________________

Name: E. James Collord

Title: President and Chief Executive Officer

- 7 -

Exhibit 5.1

Law Offices
CHARLES A. CLEVELAND, P.S.
Suite 660
Rock Pointe Corporate Center
316 West Boone Avenue
Spokane, Washington 99201-2353
Phone (509) 326-1029
Fax (509) 326-1872

April 22, 2011

Board of Directors
Thunder Mountain Gold, Inc.
5248 West Chinden Boulevard
Boise, Idaho 83714

Re: Thunder Mountain Gold, Inc.-- Registration Statement on Form S-1for an aggregate of 7,016,271
        Shares of Common Stock

Gentlemen:

        We have acted as counsel to Thunder Mountain Gold, Inc., a Nevada corporation (the "Company"), in connection with the registration by the Company of 7,016,271 shares of Common Stock, par value $0.001 per share, which are presently outstanding and which may be sold from time to time and on a delayed or continuous basis by the Selling Shareholders (the "**Selling Shareholders Shares**") as more fully set forth in the Prospectus forming a part of the Registration Statement on Form S-1 (the "**Registration Statement** "), to be filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "**Act**").

        This opinion is being furnished in accordance with the requirements of Item 27 of Form S-K and Item 601(b)(5)(i) of Regulation S-K and no opinion is expressed herein as to any matter pertaining to the contents of the Registration Statement or related Prospectus, other than as expressly stated herein with respect to the issue of the Selling Shareholders Shares..

        We have examined the Registration Statement and such documents and records of the Company and other documents as we have deemed necessary for purposes of this opinion. In rendering our opinion, we have assumed without inquiry the legal capacity of all natural persons, the genuineness of all signatures, and the authenticity of all documents submitted to us. In rendering our opinion, we also have made the assumptions that are customary in opinion letters of this kind. We have relied upon the fact that with respect to the Selling Shareholder Shares, the Company received full consideration for the Selling Shareholder Shares prior to the issuance of the Selling Shareholder Shares.

        We have assumed (a) the Registration Statement and any amendments thereto (including post-effective amendments) filed by the Company with respect to the Selling Shareholders Shares will have become effective under the Act; (b) the resolutions authorizing the Company to issue, offer and sell the Common Stock to the Selling Shareholders, adopted by the Company's board of directors, were and are in full force and effect at all times at which the Selling Shareholders Shares were issued, offered or sold by the Company to the Selling Shareholders; and, (iii) the books and records of the Company are maintained in accordance with proper corporate procedures.

        We have not undertaken any independent investigation to determine facts bearing on this opinion, and no inference as to the best of our knowledge of facts based on an independent investigation should be drawn from this representation.

We are opining herein as to the General Corporation Law of the State of Nevada, and we express no opinion with respect to any other laws.

Based on the foregoing and in reliance thereon and subject to the assumptions, qualifications and limitations set forth herein, we are of the opinion that the Selling Shareholders Shares were duly authorized by all necessary corporate action of the Company and were validly issued, fully paid and non-assessable.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to this firm under the caption "Legal Matters" in the Prospectus which is part of the Registration Statement. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act, the rules and regulations of the Securities and Exchange Commission promulgated thereunder, or Item 509 of Regulation S-K.

This opinion is given as of the date hereof, and we assume no obligation to update or supplement the opinions contained herein to reflect any facts or circumstances which may hereafter come to our attention, or any changes in laws which may hereafter occur.

Our opinion is expressly limited to the matters set forth above and we render no opinion, whether by implication or otherwise, as to any other matters relating to Thunder Mountain Gold, Inc., and/or Selling Shareholders Shares. This opinion letter is not a guaranty nor may one be inferred or implied.

Very truly yours,

CHARLES A. CLEVELAND, P.S.

By: /s/ Charles A. Cleveland
          Charles A. Cleveland

CAC:clw

Exhibit 10.2

AGREEMENT, made and entered into April 8th, 2010 and effective as of April 8, 2010 by and between R. Scott Barter ("Barter") of Streetsmart Communications, Inc., a Delaware corporation, and Thunder Mountain Gold, Inc. ("the Company"), a Nevada corporation, located at 5248 West Chinden Boulevard, Boise, ID 83714.

WITNESSETH:

WHEREAS, this Agreement is created for the purpose of engaging Barter to perform consulting services on behalf of the Company; and

WHEREAS, the Company desires to utilize Barter's services in connection with its business;

NOW, THEREFORE, in consideration of the premises and mutual covenants hereinafter set forth, Barter and the Company hereby agree as follows:

1.   CONSULTING SERVICES. Effective as of April 8, 2010 by and subject to the terms and conditions herein contained, Barter shall provide consultation, advisory, negotiations and introduction services to the Company in connection with providing merger candidates, as well as SEC and/or market filings to its management and such other managerial assistance as Barter shall deem necessary or appropriate for the Company's business to include but not limited to:

(a)   to continue to provide a liaison with Wall Street;
(b)   to continue to act as liaison with market makers in order to assist in the orderly making of markets for the Company's stock on NASDAQ or the OTC Bulletin Board as applicable;
(c)   to assist the Company in achieving the listing requirements and to facilitate trading on The American Stock Exchange;
(d)   acquainting retail and institutional brokers with the Company's common stock.
(e)   Barter represents the services to be rendered are and will be in compliance with all federal and state securities laws of the United States.
(f)   In consideration for the services of Barter to be provided hereunder the Company shall pay to Streetsmart Communications, Inc. $6,000.00 per month for each of the next three (3) months; $3,000.00 to be paid on the first of each month and a further $3,000.00 to accrue on a monthly basis.
(g)   Payments to commence on April 1, 2010.

2.   PERSONNEL. Barter shall be an independent contractor and no personnel utilized by Barter in providing services hereunder shall be deemed an employee of the Company. Moreover, neither Barter nor any other person shall be empowered hereunder to act on behalf of the Company.

3.   TERMS AND TERMINATION. This Agreement shall be effective from April 8, 2010 and shall continue in effect for a period of three (3) months and may be extended upon the mutual agreement of the parties.

4.   CONFIDENTIALITY. Neither Barter nor any of his consultants, other employees, officers or directors shall disclose knowledge or information concerning the confidential affairs of the Company with respect to the Company's business or finances that was obtained in the course of performing services provided for herein.

5.   EXPENSES. The Company shall reimburse Barter for all pre-approved travel, if any, and other expenses incurred by him in rendering services hereunder, including any expenses incurred by consultants when such consultants are temporarily located outside of the metropolitan New York area for the

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purpose of rendering services to or for the benefit of the Company pursuant to this Agreement. Barter shall provide receipts and vouchers to the Company for all expenses for which reimbursement is claimed.

6. LIMITED LIABILITY. Neither Barter nor any of his consultants, other employees, officers or directors shall be liable for consequential or incidental damages of any kind to the Company that may arise out of or in connection with any services performed by Barter hereunder.

7. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to the conflicts of law principles thereof or actual domicile of the parties. Barter shall be liable for liabilities or damages resulting directly from Barter's gross negligence, willful misconduct, bad faith, or any breach of a representation, warranty or covenant by Barter.

8. NOTICE. Notice hereunder shall be in writing and shall be deemed to have been given at a time when deposited for mailing with the United States Postal Service enclosed in a registered or certified postpaid envelope addressed to the respective party at the address of such party first above written or at such other address as such party may fix by notice given pursuant to this paragraph.

9. NO OTHER AGREEMENTS. This Agreement supersedes all prior understandings, written or oral, and constitutes the entire Agreement between the parties hereto with respect to the subject matter hereof. No waiver, modification or termination of this Agreement shall be valid unless in writing signed by the parties hereto.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the day and year first above written.

THUNDER MOUNTAIN GOLD, INC.

By:_____
E. James Collord
Chairman / CEO

STREETSMART COMMUNICATIONS, INC.

By:_____
R. Scott Barter
President

Exhibit 22.1

Subsidiaries of Thunder Mountain Gold Inc.

The Company owns 100% of the outstanding stock of Thunder Mountain Resources, Inc., a Nevada Corporation. Thunder Mountain Resources, Inc. owns 100% of the outstanding stock of South Mountain Mines, Inc., an Idaho Corporation.

The following diagram illustrates our corporate structure as of the date of this prospectus:



Subsidiary Companies

On May 21, 2007, we filed articles of incorporation with the Secretary of State in Nevada for Thunder Mountain Resources, Inc., a wholly-owned subsidiary of Thunder Mountain Gold, Inc. G. Peter Parsley was appointed as President, Secretary, Treasurer and sole Director. The financial information for the new subsidiary is included in the consolidated financial statements.

On September 27, 2007, Thunder Mountain Resources, Inc., a wholly-owned subsidiary of Thunder Mountain Gold, Inc., completed the purchase of all the outstanding stock of South Mountain Mines, Inc., an Idaho corporation. The sole asset of South Mountain Mines, Inc. consists of seventeen patented mining claims, totaling approximately 326 acres, located in the South Mountain Mining District, Owyhee County, Idaho. The Stock Purchase Agreement was previously filed as an Exhibit to a Form 8-K filed on June 11, 2007.

Exhibit 23.2



A PROFESSIONAL SERVICES FIRM

Certified Public Accountants | Business Consultants

7307 N. Division, Suite 222
Spokane, Washington 99208

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use of our report dated March 22, 2011 with respect to the balance sheets of Thunder Mountain Gold, Inc. as of December 31, 2010 and 2009, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended, which report is incorporated by reference into the Registration Statement on Form S-1 under the Securities Act of 1933 dated on or about April 22, 2011. We also consent to the reference to our firm under the heading "Experts" in the Registration Statement.

DeCoria, Maichel & Teague, P.S.

DeCoria, Maichel & Teague, P.S.
Spokane, Washington
April 22, 2011

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitute and appoint E. James Collord and Eric T. Jones, as the undersigned's true and lawful attorneys−in−fact and agents, each with full power of substitution and resubstitution for such person and in such person's name, place and stead, in any and all capacities, to sign a registration statement on Form S−1 with respect to Thunder Mountain Gold, Inc, a Nevada corporation (the "*Registrant*"), and to further sign any and all amendments thereto (including post−effective amendments, exhibits thereto, and other documents in connection therewith to this registration statement and any later registration statement filed by the registrant under Rule 462(b) of the Securities Act of 1933, which relates to this registration statement) and, to file the same with exhibits thereto and other documents in connection therewith with the SEC, granting unto said attorneys−in−fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that each of said attorneys−in−fact and agents, or any of them, or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

	Title	Date
/s/ E. James Collord **E. James Collord**	Chief Executive Officer and Director (Principal Executive Officer)	April 25, 2011
/s/ Eric T. Jones **Eric T. Jones**	Chief Financial Officer (Principal Accounting and Financial Officer) and Director	April 25, 2011
/s/ Pete Parsley **Pete Parsley**	Director	April 25, 2011
/s/ Robin S. McRae **Dr. Robin S. McRae**	Director	April 25, 2011
/s/ Edward D. Fields **Edward D. Fields**	Director	April 22 2011
/s/ Douglas J. Glaspey **Douglas J. Glaspey**	Director	April 25, 2011
/s/ R. Llee Chapman **R. Llee Chapman**	Director	April 25, 2011